Filed Pursuant to Rule 424(b)(4)
Registration No. 333-189753

PROSPECTUS

4,750,000 Shares

Marrone Bio Innovations, Inc.

Common Stock

This is an initial public offering of shares of common stock of Marrone Bio Innovations, Inc. All of the shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. We have been approved to list our common stock on the Nasdaq Global Market under the symbol “MBII.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$12.00	$57,000,000
Underwriting Discounts and Commissions (1)	$0.84	$3,990,000
Proceeds to Marrone (Before Expenses)	$11.16	$53,010,000

(1)	See the section of this prospectus entitled “Underwriting.”

Delivery of the shares of common stock is expected to be made on or about August 7, 2013. We have granted the underwriters an option for a period of 30 days to purchase an additional 712,500 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $4,588,500, and the total proceeds to us, before expenses, will be $60,961,500.

Jefferies	Piper Jaffray

Stifel	Roth Capital Partners

Prospectus dated August 1, 2013.

Marrone® Bio Innovations

Bio-based Products for Pest Management in Agriculture and Water

We provide solutions that address large global problems. We live in a world of increased demand for agricultural products, rising consumer awareness of food production processes, and finite land and water resources. These challenges represent a large opportunity for those who can find better ways to maximize agricultural yields and quality and do so sustainably. We believe Marrone Bio Innovations is positioned for rapid growth by providing effective, efficient, and environmentally responsible bio-based pest management products.

In-house Discovery & In-licensed Technology

Screening Targets to Meet a Broad Range of Customer Needs

Natural Product Chemistry Advantage

Rapid Development & Commercialization

Formulation, Fermentation, & Manufacturing

Commercial Products Sold Today with Strong Pipeline

200+ Patents and Patent Applications

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We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters have done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless otherwise indicated in this prospectus, “MBI,” “our company,” “we,” “us” and “our” refer to Marrone Bio Innovations, Inc.

Our Company

We make bio-based pest management and plant health products. Bio-based products are comprised of naturally occurring microorganisms, such as bacteria and fungi, and plant extracts. We target the major markets that use conventional chemical pesticides, including certain agricultural and water markets, where our bio-based products are used as substitutes for, or in conjunction with, conventional chemical pesticides. We also target new markets for which there are no available conventional chemical pesticides, the use of conventional chemical pesticides may not be desirable or permissible because of health and environmental concerns or the development of pest resistance has reduced the efficacy of conventional chemical pesticides. All of our current products are approved by the U.S. Environmental Protection Agency, or EPA, and registered as “biopesticides,” or biological pesticides based on microorganisms, plants and other natural products. We believe our current portfolio of products and our pipeline address the growing global demand for effective, efficient and environmentally responsible products.

Our three currently commercialized product lines target two core end markets: crop protection and water treatment. Crop protection products consist of herbicides (for weed control), fungicides (for plant disease control), nematicides (for parasitic roundworm control), insecticides (for insect and mite control) and plant growth regulators that growers use to increase crop yields, improve plant health, manage pest resistance and reduce chemical residues. Our products can be used in both conventional and organic crop production. We currently sell two crop protection product lines, Regalia, for plant disease control and plant health, and Grandevo, for insect and mite control, to growers of specialty crops such as grapes, citrus, tomatoes, vegetables, nuts, leafy greens and ornamental plants. We have also initiated targeted sales of Regalia for large-acre row crops such as corn, cotton and soybeans. Water treatment products target invasive water pests across a broad range of applications, including hydroelectric and thermoelectric power generation, industrial applications, drinking water, aquaculture, irrigation and recreation. Our current water treatment product line, Zequanox, which is being marketed and sold directly to U.S. power and industrial companies, selectively kills invasive mussels that cause significant infrastructure and ecological damage.

In addition to our current two core end markets, we are also taking steps through strategic collaborations to commercialize products for other non-crop pest management markets. These products may be different formulations of our crop protection products that are specifically targeted for industrial and institutional, turf and ornamental, home and garden and animal health uses such as controlling grubs, cockroaches, flies and mosquitoes in and around schools, parks, golf courses and other public-use areas.

The agricultural industry is increasingly dependent on effective and sustainable pest management practices to maximize yields and quality in a world of increased demand for agricultural products, rising consumer awareness of food production processes and finite land and water resources. Although we have only recently begun commercializing our products, we believe that our competitive strengths, including our commercially available products, robust pipeline of novel product candidates, proprietary technology and product development process, commercial relationships and industry experience, position us for rapid growth by providing solutions for these global trends.

Our Technology and Product Development Process

Our proprietary technology comprises a sourcing process for microorganisms and plant extracts, an extensive proprietary microorganism collection, microbial fermentation technology, screening technology and a process to identify and characterize natural compounds with pesticidal, or pest controlling, activity. Our technology enables us to isolate and screen naturally occurring microorganisms and plant extracts in a highly efficient manner and to identify those that may have novel, effective and safe pest management or plant health promoting characteristics. We then analyze and characterize the structures of compounds either produced by selected microorganisms or found in plant extracts to identify product candidates for further development and commercialization. As of June 30, 2013, we have screened more than 18,000 microorganisms and 350 plant extracts, and we have identified multiple product candidates that display activity against insects, nematodes, weeds, plant diseases and invasive species such as zebra and quagga mussels, aquatic weeds and algae. We also have produced a collection of microorganisms from taxonomic groups that research suggests may enhance nutrient uptake in plants, reduce stress and otherwise increase plant growth. Our product candidates come from our own discovery and development as well as in-licensed technology from universities, corporations and governmental entities.

Our proprietary product development process includes several important components. For all our product candidates, we develop an analytical method to detect the quantity of the active natural product compounds that are produced by the microorganism or that are extracted from plants. For microbial products, we develop unique proprietary fermentation processes that increase the active natural compounds produced by the microorganisms. We also scale-up fermentation volumes to maximize yields consistently in each batch. Similarly, for our plant extract-based products, we develop a manufacturing process that increases the amount of active natural compounds extracted from plant materials. Our deep understanding of natural product chemistry allows us to develop formulations that optimize the efficacy and stability of compounds produced by microorganisms or plants. Products are not released for sale unless the quantity of the compounds meets our desired efficacy specifications. These methods allow us to produce products that are highly effective and of a consistent quality on a commercial scale.

These product formulations are tailored to meet customers’ needs and display enhanced performance characteristics such as effectiveness, shelf life, compatibility with other pesticides and ease of use. Our senior management’s numerous years of experience in the development of commercial products and formulations have resulted in a highly efficient product development process, which allows us to rapidly commercialize new products.

Our Products

The table below summarizes our current portfolio of EPA-approved bio-based pest management and plant health products, as well as products submitted to the EPA for registration.

NAME	MARKET	TARGET	USE	STAGE
Regalia	Crop Protection	Plant Disease/ Plant Health	Protects against fungal and bacterial diseases and enhances yields.	Commercially Available

Grandevo	Crop Protection	Insects and Mites	Kills a broad range of sucking and chewing insects through feeding.	Commercially Available

Zequanox	Water Treatment	Invasive Mussels	Kills invasive mussels that restrict critical “in-pipe” water flow in industrial and power facilities and harm recreational “open waters.”	Commercially Available for In-Pipe; Submitted for EPA Registration for Open Water

Opportune	Crop Protection, Home, Turf	Weeds	Controls weeds non-selectively pre-emergence and selectively post- emergence.	EPA-Approved; Not Yet Commercially Available

Venerate	Crop Protection, Home, Turf, Animal Health	Insects and Mites	Kills a broad range of sucking and chewing insects on contact.	Submitted for EPA Registration

MBI-011	Crop Protection, Home, Turf	Weeds	Kills a broad range of weeds and acts as a “burndown” herbicide (controls weed foliage)	Submitted for EPA Registration

In addition to the above products, our pipeline consists of product candidates in various stages of development, those close to EPA submission and early-stage discoveries.

The Value Proposition of Our Pest Management Products

Our products are highly effective and generally designed to be compatible with existing pest control equipment and infrastructure. This allows them to be used as substitutes for, or in conjunction with, conventional chemical pesticides. We believe that compared with conventional chemical pesticides, our products:

■	Are competitive in both price and efficacy;

■	Provide viable alternatives where conventional chemical pesticides and genetically modified crops are subject to regulatory restrictions;

■	Comply with market-imposed requirements for pest management programs by food processors and retailers;

■	Are environmentally friendly;

■	Meet stringent organic farming requirements;

■	Improve worker productivity by shortening field re-entry times after spraying and allowing spraying up to the time of harvest;

■	Are exempt from residue restrictions applicable to conventional chemical pesticides in both the agriculture and water markets; and

■	Are less likely to result in the development of pest resistance.

In addition, our experience has shown that when our products are used in conjunction with conventional chemical pesticides, they can:

■	Increase the effectiveness of conventional chemical pesticides while reducing their required application levels;

■	Increase levels of pest control and consistency of control;

■	Increase crop yields;

■	Increase crop quality, including producing crops with higher levels of protein, better taste and color and more attractive flowers; and

■	Delay the development of pest resistance to conventional chemical pesticides.

Our Sales and Distribution Platform

We are currently selling our crop protection product lines, Regalia and Grandevo, in the United States through leading agricultural distributors such as Crop Production Services, Helena and Wilbur Ellis. These are the same distributors that the major agrichemical companies use for distributing conventional chemical pesticides.

We have entered into various strategic agreements to facilitate the distribution of our products in international markets. We have signed exclusive international distribution agreements for Regalia with FMC (for markets in Latin America) and Syngenta (for markets in Africa, Europe and the Middle East). We have also signed a technology evaluation and development agreement with Scotts Miracle-Gro under which we have granted Scotts Miracle-Gro first rights to negotiate for exclusive worldwide commercialization rights with respect to bio-based pest management and plant health products we jointly develop for the consumer lawn and garden market.

Our water treatment product line, Zequanox, is currently being marketed and sold directly to U.S. power and industrial companies. We are also in discussions with several leaders in water treatment technology and applications regarding potential arrangements to sell Zequanox in international markets.

Our Competitive Strengths

Commercially Available Products. We have three commercially available product lines, Regalia, Grandevo and Zequanox. We believe these product lines provide us the foundation for continuing to build one of the leading portfolios of bio-based pest management products.

Robust Pipeline of Novel Product Candidates. Our pipeline of early stage discoveries and new product candidates extends across a variety of product types for different end markets, including herbicides, fungicides, nematicides, insecticides, algaecides (for algae control), molluscicides (for mussel and snail control) and plant growth regulators. Our product candidates are both developed internally and sourced from third parties.

Rapid and Efficient Development Process. We believe we can develop and commercialize novel and effective products faster and at a lower cost than many other developers of pest management products. For example, we have moved each of Regalia, Grandevo and Zequanox through development, EPA approval and U.S. market launch in approximately four years at a cost of $6 million or less. In comparison, a report from Phillips McDougall, an independent research firm, shows that the average cost for major agrichemical companies to bring a new crop protection product to market is over $250 million, and those products have historically taken an average of nearly ten years to move through development, regulatory approval and market launch.

Proprietary Discovery Process. Our discovery process allows us to efficiently discover microorganisms and plant extracts that produce or contain compounds that display a high level of pesticidal activity against various pests. We then use various analytical chemistry techniques to identify and characterize the natural product chemistry of the compounds, which we optimize and patent. As of June 30, 2013, we have identified over 25 candidates for product development from the more than 18,000 microorganisms and 350 plant extracts in our database. Five of our product candidates, one of which is EPA-approved and one of which has been submitted to the EPA for approval, are what we believe to be newly identified microorganism species. We believe that three of our product candidates produce novel compounds that we identified, and four of our product candidates have been found to have, or produce compounds with, a novel mode of action. Our proprietary discovery process is protected by patents on the microorganisms, their natural product compounds and their uses for pest management, as well as a patent application we have filed on a screening process to identify enzyme-inhibiting herbicides. We also maintain trade secrets related to the discovery, formulation, process development and manufacturing capabilities.

Sourcing and Commercialization Expertise. We use our technical and commercial development expertise to evaluate early-stage discoveries by third parties to determine commercial viability, secure promising technologies through in-licensing and add considerable value to these in-licensed product candidates. Our efficient development process and significant experience in applying natural product chemistry has led universities, corporations and government entities to collaborate with us to develop or commercialize a number of their early-stage discoveries. As with our internally discovered products, early-stage products we source and commercialize are subject to our own patents and trade secrets related to our added value in characterizing, formulating, developing and manufacturing marketable products.

Existing Agreements with Global Market Leaders. We have strategic agreements with global market leaders across agricultural and consumer retail markets. We have signed exclusive international distribution agreements for Regalia with Syngenta in Africa, Europe and the Middle East and with FMC in Latin America. We also have a technology evaluation and development agreement with Scotts Miracle-Gro, which grants it a right of first access to the active ingredients in our full portfolio of bio-based pest management and plant health products for use in its consumer lawn and garden products.

Management Team with Significant Industry Experience. Over the last seven years, we have built a management team that has deep experience in bio-based pest management products and the broader agriculture industry. Our executive officers and key employees average 28 years of experience and include individuals who have led sales and marketing organizations, top scientists and industry experts, some of whom have served in leadership roles at large multinational corporations and governmental agencies, commercialized multiple products, brought multiple products through EPA, state and foreign regulatory processes, filed and received patents, led groundbreaking research studies and published numerous scientific articles.

Our Growth Strategy

We are an early stage company, having commenced operations in June 2006. We have invested, and will continue to invest, significant resources to develop our commercially available products and product pipeline, and to develop the manufacturing capabilities to produce these products at commercial levels. Although we have incurred substantial losses in recent periods as a result of these expenditures and expect to incur additional losses for the next several years, we believe the following strategies position us for long-term growth.

Continue to Develop and Commercialize New Products in Both Existing and New Markets. Our goal is to rapidly and efficiently develop, register and commercialize new products each year, with the goal of developing a full suite of pest management and plant health products. For example, while our current crop protection products address plant diseases and insects, we intend to provide products that can also control nematodes and weeds as well as products for improving fertilizer efficiency and reducing drought stress. We are also currently screening for water treatment products that control algae and aquatic weeds to complement Zequanox, our invasive mussel control product line.

Expand Applications of Our Existing Product Lines. We have identified opportunities to broaden the commercial applications and expand the use of our existing product lines into several key end markets, including large-acre row crop applications, seed treatment, irrigation, aquaculture and animal health. We believe these opportunities could help to drive significant growth for our company.

Accelerate Adoption of New Products, Product Applications and Product Lines. Our goal is to provide growers with complete and effective solutions to a broad range of pest management needs that can be used individually, together and in conjunction with conventional chemical pesticides to maximize yield and quality. We believe we will be able to leverage relationships with existing distributors as well as growers’ positive experiences using our Regalia and Grandevo product lines to accelerate adoption of new products, product applications and product lines. We will also continue to target early adopters of new pest management technologies with controlled product launches and to educate growers and water resource managers about the benefits of bio-based pest management products through on-farm and in-facility demonstrations to accelerate commercial adoption of our products. We believe that these strategies and the strength of our products have led to an adoption rate for Grandevo for use in U.S. specialty crops that would outpace that of leading chemical insecticides.

Leverage Existing Distribution Arrangements and Develop New Relationships. To expand the availability of our products, we intend to continue to use relationships with conventional chemical pesticide distributors in the United States and leverage the international distribution capabilities under our existing strategic collaboration and distribution agreements. We intend to form new strategic relationships with other market-leading companies in our target markets and regions to expand the supply of our products globally. For example, we have engaged new distributors to launch Regalia in Canada for specialty crops, in the United States for turf and ornamental plants and in parts of the Midwest United States for row crops. We have also engaged a distributor to launch Grandevo in the United States for turf and ornamental plants.

Develop and Expand Manufacturing Capabilities. We currently use third-party manufacturers to produce our products on a commercial scale. To date, these arrangements have allowed us to focus our time and direct our capital towards discovering and commercializing new product candidates. We are repurposing a manufacturing facility that we purchased in July 2012 and plan to further expand capacity at this facility using a portion of the proceeds from this offering. While expenses incurred relating to the manufacturing facility have and will continue to contribute to losses in the near term, we believe there are considerable advantages in having our own manufacturing capabilities such as allowing us to better manage scale-up processes and institute process changes more efficiently, protecting our intellectual property and helping to lower our manufacturing costs.

Pursue Strategic Collaborations and Acquisitions. We intend to continue collaborating with chemical manufacturers to develop products that combine our bio-based pest management products with their technologies, delivering more compelling product solutions to growers. We also may pursue acquisition and in-licensing opportunities to gain access to later-stage products and technologies that we believe would be a good strategic fit for our business and would create additional value for our stockholders.

Industry Overview

Pest management is an important global industry serving the crop protection and water treatment markets that we currently target and the other non-crop markets that we plan to target such as industrial and institutional, professional turf and ornamental, home and garden and animal health. Today, most markets rely on conventional chemical pesticides. In agricultural markets, particularly large-acre row crops, conventional chemical pesticides are supplemented by the use of genetically modified crops that contain herbicide tolerance and pesticidal properties. Agranova, an independent market research firm, estimated that global agrichemical sales for the crop protection market were $50.0 billion in 2012, which represented an increase of 8.2% from 2011. The market for treatment of fruits and vegetables, the largest current users of bio-based pest management and plant health products, accounted for $16.2 billion of this total. Other agricultural applications, notably crops such as corn, soybeans, rice, cotton and cereals, which we expect will become increasingly important users of bio-based products, accounted for $24.7 billion of the total. In addition, Agrow, an independent market research firm, estimated that the global non-crop market for pesticides was $21.0 billion in 2009.

While conventional chemical pesticides are often effective in controlling pests, some of these chemicals are acutely toxic, some are suspected carcinogens and the use of some chemical pesticides has been shown to have other harmful effects on the environment, humans, animals and beneficial insects. These health and environmental concerns have prompted stricter legislation around the use of conventional chemical pesticides, particularly in Europe, where the use of some highly toxic chemical pesticides is banned or severely limited and the importation of produce is subject to strict regulatory standards on pesticide residues. In addition, the European Union has passed the Sustainable Use Directive, which requires EU-member countries to reduce the use of conventional chemical pesticides and to use alternative pest management methods, including bio-based pest management products. Over the past two decades, U.S. regulatory agencies have also developed stricter standards and regulations. Furthermore, a growing shift in consumer preference towards organic and sustainable food production has led many large, global food retailers to require their supply chains to implement these practices, including the use of bio-based pest management and fertilizer solutions, water and energy efficiency practices, and localized food product sourcing. For example, in 2010, Wal-Mart announced its global sustainable agriculture goals to require sustainable best practices throughout its global food supply chain. Aside from the health and environmental concerns, conventional chemical pesticide users face additional challenges such as pest resistance and reduced worker productivity, as workers may not return to the fields for a certain period of time after treatment. Similar risks and hazards are also prevalent in the water treatment market, as chlorine and other chemicals used to control invasive water pests contaminate and endanger natural waterways.

As the use of conventional chemical pesticides meets increased opposition from government agencies and consumers, and the efficacy of bio-based pest management products becomes more widely recognized among growers, bio-based pest management products are gaining popularity and represent a strong growth sector within the global pesticide market. Bio-based pest management products include “biopesticides,” which the EPA registers in two major categories: (1) microbial pesticides, which contain a microorganism such as a bacterium or fungus as the active ingredient; and (2) biochemical pesticides, which are naturally occurring substances with a non-toxic mode of action such as insect sex pheromones, certain plant extracts and fatty acids.

We believe many bio-based pest management products perform as well as or better than conventional chemical pesticides. When used in alternation or in spray tank mixtures with conventional chemical pesticides, bio-based pest management products can increase crop yields and quality over chemical-only programs. Agricultural industry reports, as well as our own research, indicate that bio-based pest management products can affect plant physiology and morphology in ways that may improve crop yield and can increase the efficacy of conventional chemical pesticides. In addition, pests rarely develop resistance to bio-based pest management products due to their complex modes of action. Likewise, bio-based pest management products have been shown to extend the product life of conventional chemical pesticides and limit the development of pest resistance, a key issue facing users of conventional chemical pesticides, by eliminating pests that survive conventional chemical pesticide treatments. Most bio-based pest management products are listed for use in organic farming, providing those growers with compelling pest control options to protect yields and quality. Given their generally lower toxicity compared with many conventional chemical pesticides, bio-based pest management products can add flexibility to harvest timing and worker re-entry times and improve worker safety. Many bio-based pest management products are also exempt from conventional chemical residue tolerances, which are permissible levels of chemical residue at time of harvest set by governmental agencies. Bio-based pest management products may not be subject to restrictions by food retailers and governmental agencies limiting chemical residues on produce, which enables growers to export to wider markets.

In addition to performance attributes, bio-based pest management products registered with the EPA as biopesticides can offer other advantages over conventional chemical pesticides. From an environmental perspective, biopesticides have low toxicity, posing low risk to most non-target organisms, including humans, other mammals, birds, fish and beneficial insects. Biopesticides are biodegradable, resulting in less risk to surface water and groundwater, and generally have low air-polluting volatile organic compounds content.

Because biopesticides tend to pose fewer risks than conventional pesticides, the EPA offers a more streamlined registration process for these products, which generally requires significantly less toxicological and environmental data and a lower registration fee.

Recent Developments

We expect total revenues for the quarter ended June 30, 2013 to be between $4.2 million and $4.5 million, compared to total revenues of $1.5 million for the quarter ended June 30, 2012. We also expect total revenues for the six months ended June 30, 2013 to be between $6.9 million and $7.2 million, compared to total revenues of $3.5 million for the six months ended June 30, 2012. These increases in total revenues are due primarily to the increased acceptance of our products.

We expect cost of product revenues for the quarter ended June 30, 2013 to be between $3.3 million and $3.5 million, compared to cost of product revenues of $0.7 million for the quarter ended June 30, 2012. We also expect cost of product revenues for the six months ended June 30, 2013 to be between $5.1 million and $5.3 million, compared to cost of product revenues of $1.5 million for the six months ended June 30, 2012. These increases in cost of product revenues are due primarily to an increase in product sales.

We expect the gross margin percentage for the quarter ended June 30, 2013 to be between 10% and 20%, compared to a gross margin percentage of 55% for the quarter ended June 30, 2012. We also expect the gross margin percentage for the six months ended June 30, 2013 to be between 20% and 25%, compared to a gross margin percentage of 56% for the six months ended June 30, 2012. These decreases in the gross margin percentage are due primarily to a change in product mix, with Grandevo representing an increased percentage of total sales. We launched the most popular formulation of Grandevo in the summer of 2012. Since Grandevo is early in its life cycle, our gross margins have been negatively affected. However we expect to see a gradual increase in gross margin over the life cycle of each of our products, including Grandevo, as we improve production processes, gain efficiencies and increase product yields.

The preceding estimates of total revenues, cost of product revenues and gross margins for the quarter and six months ended June 30, 2013 are preliminary, based upon our estimates as a result of our review of the preliminary calculations of actual product sales and other revenues and the costs of product sales during the quarter ended June 30, 2013 and are subject to completion of our quarter-end financial closing procedures. We are in the process of performing our quarter-end close, including reviewing such calculations and finalizing monthly accruals, including those relating to share-based compensation. In addition, we are analyzing the effect on our financial position and results of operations of the receipt of $10.2 million in cash proceeds from the issuance of convertible notes and promissory notes, the issuance of warrants to purchase shares of common stock, and the conversion of $1.25 million of an existing convertible note into a promissory note, all events that occurred subsequent to March 31, 2013 as disclosed in Note 16 to our audited consolidated financial statements. Certain of these analyses will require fair value measurements, which we do not expect to complete until August 2013, at which time we will then finalize our closing process.

These preliminary estimates have been prepared by and are the responsibility of management and have not been reviewed or audited by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to these preliminary estimates. Our actual results may differ from these preliminary estimates, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in particular “—Key Components of Our Results of Operations” and “—Results of Operations” therein, and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Summary of Risk Factors

Our business is subject to numerous risks, which are described in the section entitled “Risk Factors” immediately following this prospectus summary on page 17. You should carefully consider these risks before making an investment. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

■

We have a limited operating history and number of commercialized products, have incurred significant losses to date and anticipate continuing to incur losses in the future, and we may not achieve or maintain profitability.

■	Our products are in the early stages of commercialization, and our business may fail if we are not able to successfully generate significant revenues from these products.

■	Adverse weather conditions and other natural conditions can reduce acreage planted or incidence of crop disease or pest infestations, which can adversely affect our results of operations.

■	If our ongoing or future field trials are unsuccessful, we may be unable to obtain regulatory approval of, or commercialize, our products on a timely basis.

■	Our inability to obtain regulatory approvals, or to comply with ongoing and changing regulatory requirements, could delay or prevent sales of the products we are developing and commercializing.

■	Customers may not adopt our bio-based pest management and plant health products as quickly as we are projecting.

■	The high level of competition in the market for pest management products may result in pricing pressure, reduced margins or the inability of our products to achieve market acceptance.

■

Our product sales are expected to be seasonal and subject to weather conditions and other factors beyond our control, which may cause our operating results to fluctuate significantly quarterly and annually.

■

We rely on third parties for the production of our products. If these parties do not produce our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our development and commercialization efforts could be delayed or otherwise negatively impacted.

■	We rely on a single supplier based in China for a key ingredient of Regalia.

■

If we are unable to maintain and further establish successful relations with the third-party distributors that are our principal customers, or they do not focus adequate resources on selling our products or are unsuccessful in selling them to end users, sales of our products would decline.

■

Our intellectual property is integral to our business. If we are unable to protect our patents and proprietary rights in the United States and foreign countries, our business could be adversely affected.

Corporate Information

We were originally incorporated in the State of Delaware in June 2006 as Marrone Organic Innovations, Inc. Our principal executive offices are located at 2121 Second St. Suite A-107, Davis, CA 95618. Our telephone number is (530) 750-2800. Our website address is www.marronebioinnovations.com. The information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, which we refer to as the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

■	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

■	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

■	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

■

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Trade Names

Except as context otherwise requires, references in this prospectus to our product lines, such as Regalia, refer collectively to all formulations of the respective product line, such as Regalia Maxx or Regalia SC, and all trade names under which our distributors sell such product lines internationally, such as Sakalia.

Our logos, “Grandevo®,” “OpportuneTM,” “Regalia®,” “VenerateTM,” “Zequanox®” and other trade names, trademarks or service marks of Marrone Bio Innovations, Inc. appearing in this prospectus are the property of Marrone Bio Innovations, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by us	4,750,000 shares

Common stock to be outstanding after this offering	18,267,515 shares (or 18,980,015 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We intend to use the net proceeds from this offering primarily for capital expenditures, including to further expand capacity at our manufacturing facility, working capital and other general corporate purposes. See “Use of Proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to approximately 300,000 shares of our common stock being offered for sale to certain persons and entities that have relationships with us. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. These shares will not be subject to any lock-up arrangement with any underwriters, except to the extent purchased by our officers or directors, who have already entered into lock-up agreements. See “Shares Eligible for Future Sale—Lock-Up and Market Stand-Off Agreements.” Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

Nasdaq symbol	MBII

The number of shares of our common stock to be outstanding after this offering is based on 13,517,515 shares outstanding as of March 31, 2013, on an as-converted basis, and excludes:

■	2,040,406 shares of common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $3.98 per share;

■	177,379 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $8.40 per share; and

■

1,975,640 shares of common stock that will be available for future grant under our 2013 Stock Incentive Plan, including options to purchase 65,440 shares of common stock we have granted to our employees and management effective as of the date of this offering at an exercise price per share equal to the initial public offering price, and additional shares of common stock that will be available for future grant under the automatic increase provisions of our 2013 Stock Incentive Plan (see “Executive Compensation—Employee Benefit and Stock Plans—2013 Stock Incentive Plan”).

Except as otherwise indicated, all information in this prospectus assumes:

■	a 1-for-3.138458 reverse stock split;

■	the filing of our amended and restated certificate of incorporation;

■

the automatic conversion into an aggregate of 8,513,473 shares of common stock of all outstanding shares of our preferred stock, including shares of Series B convertible preferred stock issued upon the full exercise of warrants outstanding as of March 31, 2013;

■

the issuance of 70,679 shares of common stock, based on the initial public offering price, at the completion of this offering, upon the net exercise of all outstanding warrants to purchase shares of Series A and Series C convertible preferred stock, which have been exercised effective upon the completion of this offering;

■

the issuance of 40,172 shares of common stock, based on the initial public offering price, at the completion of this offering, upon the net exercise of outstanding warrants to purchase common stock that will be automatically exercised upon the completion of this offering in accordance with their terms;

■

the issuance of 3,624,250 shares of common stock, based on the initial public offering price, at the completion of this offering, upon the conversion of all outstanding convertible notes, including principal and interest, to the extent accrued as of March 31, 2013, that will be automatically converted upon the completion of this offering in accordance with their terms;

■	no other issuance or exercise of options or warrants subsequent to March 31, 2013; and

■	no exercise of the underwriters’ option to purchase up to 712,500 additional shares of common stock from us at the initial public offering price.

In addition, all information in this prospectus assumes the receipt of $10.2 million in cash proceeds from the issuance of convertible notes and promissory notes, the issuance of warrants to purchase shares of common stock, and the conversion of $1.25 million of an existing convertible note into a promissory note, all occurring after March 31, 2013, excluding the effects of the initial accounting for these transactions. We are in the process of determining the accounting impacts of these transactions on our consolidated financial position and results of operations, and certain analyses, which have not been completed, will require fair value measurements of applicable components of these transactions. See Note 16 to our audited consolidated financial statements for further detail regarding these transactions.

Summary Financial Data

The following tables summarize the financial data for our business. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes, all included elsewhere in this prospectus.

We have derived the statements of operations data for the fiscal years ended December 31, 2012 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the statements of operations data for the fiscal year ended December 31, 2010 from our audited consolidated financial statements not included in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2013 and 2012 and the balance sheet data as of March 31, 2013 from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Statements of Operations Data:

	FISCAL YEAR			THREE MONTHS ENDED MARCH 31,
	2012	2011	2010	2013	2012
	(In thousands, except per share data)
				(Unaudited)
Revenues:
Product	$6,961	$5,194	$3,697	$2,649	$1,956
License (1)	179	57	—	81	43

Total revenues	7,140	5,251	3,697	2,730	1,999
Cost of product revenues	4,333	2,172	1,738	1,795	860

Gross profit	2,807	3,079	1,959	935	1,139
Operating expenses:
Research and development	12,741	9,410	5,563	3,283	2,733
Non-cash charge associated with a convertible note	3,610	—	—	—	—
Selling, general and administrative	10,294	6,793	4,353	2,847	2,322

Total operating expenses	26,645	16,203	9,916	6,130	5,055

Loss from operations	(23,838)	(13,124)	(7,957)	(5,195)	(3,916)
Other income (expense):
Interest income	16	22	22	1	2
Interest expense	(2,466)	(88)	(102)	(1,985)	(56)
Change in estimated fair value of financial instruments (2)	(12,461)	1	—	(3,563)	(15)
Other income (expense)	(45)	9	1	(7)	1

Total other income (expense), net	(14,956)	(56)	(79)	(5,554)	(68)

Income taxes	—	—	—	—	—

Net loss	$(38,794)	$(13,180)	$(8,036)	$(10,749)	$(3,984)

Deemed dividend, convertible notes	(2,039)	—	—	—	(1,253)

Net loss attributable to common shareholders	$(40,833)	$(13,180)	$(8,036)	$(10,749)	$(5,237)

Net loss per common share (3):
Basic and diluted	$(32.48)	$(10.64)	$(6.58)	$(8.48)	$(4.20)

Weighted-average shares outstanding in computing net loss per common share (3):
Basic and diluted	1,257	1,239	1,221	1,268	1,247

Pro forma net loss per common share (4):
Basic and diluted	$(2.37)			$(0.49)

Weighted-average shares outstanding pro forma (4):
Basic and diluted	11,526			13,444

(1)

We receive payments under strategic collaboration and distribution agreements under which we provide third parties with exclusive development, marketing and distribution rights. These payments are initially classified as deferred revenues and recognized as revenues over the exclusivity period. Please see Note 2 to our audited consolidated financial statements for an explanation of the method used to calculate license revenues.

(2)

We account for the outstanding warrants exercisable into shares of our Series A, Series B and Series C convertible preferred stock and the outstanding warrants exercisable into a variable number of shares of common stock as liability instruments, as the Series A, Series B and Series C convertible preferred stock and the common stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. In addition, we account for our convertible notes at estimated fair value. We adjust the warrant instruments and convertible notes to fair value at each reporting period with the change in fair value recorded in the consolidated statements of operations. We do not expect these charges to continue after the completion of this offering because the Series B convertible preferred stock warrants have been exercised, the Series A and Series C convertible preferred stock warrants will have been exercised effective as of the completion of this offering, the convertible notes will automatically convert into common stock in accordance with their terms upon the completion of this offering, and the common stock warrants will, in accordance with their terms upon the completion of this offering, either automatically be exercised for shares of common stock or will represent the right to purchase a fixed number of shares. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Components of Our Results of Operations—Change in Estimated Fair Value of Financial Instruments and Deemed Dividend on Convertible Notes.”
(3)	Includes the effect of a 1-for-3.138458 reverse stock split, effective August 1, 2013.
(4)	The pro forma net loss per common share data is computed using the weighted-average number of shares of common stock outstanding, after giving effect to the following using the treasury method:

■	a 1-for-3.138458 reverse stock split, effective August 1, 2013,

■

the conversion (using the if-converted method as adjusted for the reverse stock split) of all shares of our convertible preferred stock into 8,513,473 shares of common stock, including 9,590 shares issued upon the full exercise of Series B convertible preferred stock warrants outstanding as of the first date of the period,

■

the conversion (using the if-converted method) of all outstanding principal and accrued interest of convertible notes into 2,774,186 shares of common stock, including the effect of the cancellation of a portion of a convertible note in April 2013, as though the cancellation had occurred on the original date of issuance,

■

the conversion (using the if-converted method) of all convertible notes issued subsequent to March 31, 2013 into 777,253 shares of common stock, as though the conversion had occurred on the first date of the period,

■	the net exercise of common stock warrants into 40,172 shares of common stock that will be automatically exercised upon completion of this offering, and

■

the net exercise of the Series A and Series C convertible preferred stock warrants into 70,679 shares of common stock, which have been exercised effective upon completion of this offering as adjusted for the reverse stock split.

Additionally, the net loss used to compute pro forma net loss per common share includes: (i) adjustments related to changes in fair value of financial instruments and (ii) adjustment to reflect the automatic conversion of all outstanding convertible notes into shares of our common stock and excludes the effects of the initial accounting related to the issuance of $6.5 million of convertible notes and warrants to purchase shares of common stock and the conversion of $1.25 million of a convertible note into a promissory note all occurring after March 31, 2013. See Note 16 to our audited consolidated financial statements for further detail regarding these transactions. We are in the process of determining the accounting impacts of these transactions on our consolidated financial position and results of operations, and certain analyses, which have not been completed, will require fair value measurements of applicable components of these transactions.

As we have losses in all periods presented, all potentially dilutive common shares, comprised of stock options and certain warrants, are anti-dilutive.

Balance Sheet Data:

The balance sheet data as of March 31, 2013 in the table below is presented on an actual basis and on a pro forma basis, giving effect to (i) the automatic conversion into shares of our common stock of all outstanding shares of our preferred stock including shares issued upon the cash exercise of all Series B convertible preferred stock warrants outstanding as of March 31, 2013, (ii) the issuance of shares of common stock upon the net exercise, at the completion of this offering, of all outstanding Series A and Series C convertible preferred stock warrants, which have been exercised effective upon the completion of this offering, (iii) the receipt of $10.2 million in cash proceeds from the issuance of convertible notes and promissory notes with warrants to purchase shares of common stock, and the conversion of $1.25 million of an existing convertible note into a promissory note, all occurring after March 31, 2013, excluding the effects of the initial accounting for these transactions, (iv) the issuance of shares of common stock, at the completion of this offering, upon the net exercise of outstanding warrants to purchase common stock, which will be automatically exercised upon the completion of this offering in accordance with their terms, (v) the issuance of shares of common stock, at the completion of this offering, upon the conversion of all outstanding convertible notes, including principal and interest, to the extent accrued as of March 31, 2013, which will be automatically converted upon the completion of this offering in accordance with their terms, and (vi) the reclassification of the preferred stock and common stock warrant liabilities to total stockholders’ (deficit) equity, as if each of the above had occurred at March 31, 2013. We are in the process of determining the accounting impacts of the transactions discussed in the foregoing clause (iii) on our consolidated financial position and results of operations, and certain analyses, which have not been completed, will require fair value measurements of applicable components of these transactions. See Note 16 to our audited consolidated financial statements for further detail regarding these transactions.

	AS OF MARCH 31, 2013
	ACTUAL	PRO FORMA
	(In thousands)
	(Unaudited)
Cash and cash equivalents	$1,791	$12,067
Working capital (deficit) (1)	(21,582)	16,660
Total assets	17,839	28,022
Debt and capital leases, net of unamortized debt discount of $237 actual and pro forma	8,358	13,308
Convertible notes	46,037	—
Common stock warrant liability	316	—
Preferred stock warrant liability	1,883	—
Total liabilities	62,972	19,686
Convertible preferred stock	39,612	—
Total stockholders’ (deficit) equity	(84,745)	8,336

(1)	Working capital (deficit) is defined as total current assets minus total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Strategy

We have a limited operating history and number of commercialized products, have incurred significant losses to date and anticipate continuing to incur losses in the future, and we may not achieve or maintain profitability.

We are an early stage company with a limited operating history, and we only recently began commercializing our products. We have incurred operating losses since our inception in June 2006, and we expect to continue to incur operating losses for the foreseeable future. At March 31, 2013, we had an accumulated deficit of $86.3 million. For the year ended December 31, 2012 and the three months ended March 31, 2013, we had a net loss of $38.8 million and $10.7 million, respectively. As a result, we will need to generate significant revenues to achieve and maintain profitability. If our revenues grow slower than anticipated, or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

Through March 31, 2013, we have derived substantially all of our revenues from sales of Regalia and Grandevo. In addition, we have derived revenues from strategic collaboration and development agreements for the achievement of testing validation, regulatory progress and commercialization events, and from sales of other products. Accordingly, there is only a limited basis upon which to evaluate our business and prospects. Our future success depends, in part, on our ability to market and sell other products, as well as our ability to increase sales of Regalia, Grandevo and Zequanox. An investor in our stock should consider the challenges, expenses, and difficulties we will face as a company seeking to develop and manufacture new types of products in a relatively established market. We expect to derive future revenues primarily from sales of Regalia, Grandevo, Zequanox and other products, but we cannot guarantee the magnitude of such sales, if any. We expect to continue to devote substantial resources to expand our research and development activities, further increase manufacturing capabilities and expand our sales and marketing activities for the further commercialization of Regalia, Grandevo, Zequanox and other product candidates. We expect to incur additional losses for the next several years and may never become profitable.

Our products are in the early stages of commercialization, and our business may fail if we are not able to successfully generate significant revenues from these products.

Our future success will depend in part on our ability to commercialize the bio-based pest management and plant health product candidates we are developing. Our initial sales of our latest formulation of Regalia and our initial formulation of Grandevo occurred in the fourth quarter of 2009 and the fourth quarter of 2011, respectively, and we began selling Zequanox in the second half of 2012. Our near-term development focus is on Opportune, which received EPA approval in April 2012, and Venerate, which has been submitted for EPA registration. In addition, as of June 30, 2013, we have identified over 25 additional product candidates using our proprietary discovery process, and we currently are focusing our development and commercialization efforts on three of these product candidates.

Successful development of our product candidates will require significant additional investment, including costs associated with research and development, completing field trials and obtaining regulatory approval, as well as the ability to manufacture our products in large quantities at acceptable costs while also preserving high product quality. Difficulties often encountered in scaling up production include problems involving production yields, quality control and assurance, shortage of qualified personnel, production costs and process controls. In addition, we are subject to inherent risks associated with new products and technologies. These risks include the possibility that any product candidate may:

■	be found unsafe;

■	be ineffective or less effective than anticipated;

■	fail to receive necessary regulatory approvals;

■	be difficult to competitively price relative to alternative pest management solutions;

■	be harmful to consumers, growers, farm workers or the environment;

■	be harmful to crops when used in conjunction with conventional chemical pesticides;

■	be difficult or impossible to manufacture on an economically viable scale;

■	be subject to supply chain constraints for raw materials;

■	fail to be developed and accepted by the market prior to the successful marketing of similar products by competitors;

■	be impossible to market because it infringes on the proprietary rights of third parties; or

■	be too expensive for commercial use.

Adverse weather conditions and other natural conditions can reduce acreage planted or incidence of crop disease or pest infestations, which can adversely affect our results of operations.

Production of the crops on which our products are typically applied is vulnerable to extreme weather conditions such as heavy rains, hurricanes, hail, floods, tornadoes, freezing condition, drought, fires and floods. Weather conditions can be impacted by climate change resulting from global warming, including changes in precipitation patterns and the increased frequency of extreme weather events, or other factors. Unfavorable weather conditions can reduce both acreage planted and incidence (or timing) of certain crop diseases or pest infestations, each of which may reduce demand for our products. For example, in 2012, the United States experienced nationwide abnormally low rainfall or drought, reducing the incidence of fungal diseases such as mildews, and these conditions have been present in some of our key markets in 2013 as well. We believe these conditions have reduced industry-wide sales of fungicides in 2012 and 2013 relative to prior years, inhibiting growth in sales of Regalia, a biofungicide. These factors have created and can continue to create substantial volatility relating to our business and results of operations.

If our ongoing or future field trials are unsuccessful, we may be unable to obtain regulatory approval of, or commercialize, our products on a timely basis.

The successful completion of multiple field trials in domestic and foreign locations on various crops and water infrastructures is critical to the success of our product development and marketing efforts. If our ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse side effects on crops or on non-target organisms, or if we are unable to collect reliable data, regulatory approval of our products could be delayed or we may be unable to commercialize our products. In addition, more than one growing or treatment season may be required to collect sufficient data and we may need to collect data from different geographies to prove performance for customer adoption. Although we have conducted successful field trials on a broad range of crops, we cannot be certain that additional field trials conducted on a greater number of acres, or on crops for which we have not yet conducted field trials, will be successful. Moreover, the results of our ongoing and future field trials are subject to a number of conditions beyond our control, including weather-related events such as drought or floods, severe heat or frost, hail, tornadoes and hurricanes. Generally, we pay third parties such as growers, consultants and universities, to conduct field tests on our behalf. Incompatible crop treatment practices or misapplication of our products by these third parties could impair the success of our field trials.

Our inability to obtain regulatory approvals, or to comply with ongoing and changing regulatory requirements, could delay or prevent sales of the products we are developing and commercializing.

The field testing, manufacture, sale and use of pest management products, including Regalia, Grandevo, Zequanox and other products we are developing, are extensively regulated by the EPA and state, local and foreign governmental authorities. These regulations substantially increase the time and cost associated with bringing our products to market. If we do not receive the necessary governmental approvals to test, manufacture and market our products, or if regulatory authorities revoke our approvals, do not grant approvals in a timely manner or grant approvals subject to restrictions on their use, we may be unable to sell our products in the United States or other jurisdictions, which would result in our future revenues being less than anticipated.

We have received approval from the EPA for the active ingredients and certain end product formulations for Regalia, Grandevo, Zequanox and Opportune. As we introduce new formulations of and applications for our products, we will need to seek EPA approval prior to commercial sale. For any such approval, the EPA may require us to fulfill certain conditions within a specified period of time following initial approval. We are also required to obtain regulatory approval from other state and foreign regulatory authorities before we market our products in their jurisdictions.

Some of these states and foreign countries may apply different criteria than the EPA in their approval processes. Although federal pesticide law preempts separate state and local pesticide registration requirements to some extent, state and local governments retain authority to control pesticide use within their borders.

There can be no assurance that we will be able to obtain regulatory approval for marketing our additional products or new product formulations and applications we are developing. Although the EPA has in place a registration procedure for biopesticides like Regalia and Grandevo that is streamlined in comparison to the registration procedure for conventional chemical pesticides, there can be no assurance that all of our products or product extensions will be eligible for this streamlined procedure or that additional requirements will not be mandated by the EPA that could make the procedure more time consuming and costly for our future products.

Additionally, for California state registration and registration in jurisdictions outside of the United States, all products need to be proven efficacious, which can require costly field trial testing and a favorable result is not assured. Because many of the products that may be sold by us must be registered with one or more government agencies, the registration process can be time consuming and expensive, and there is no guarantee that the product will obtain all needed registrations. We have intentionally obtained registration in some jurisdictions and not in others. California is one of the largest and most important producers of agricultural products in the world. Because of its stringent regulation of pesticides and environmental focus, we also view California as one of the most natural and attractive markets for our products. Given California’s stringent regulations, it is possible that we may have products that have been registered by the EPA, in other states and in foreign countries, but which may not be sold in California. If this were to occur, our business would be harmed.

Even if we obtain all necessary regulatory approvals to market and sell our products, they will be subject to continuing review and extensive regulatory requirements, including periodic re-registrations. The EPA, as well as state and foreign regulatory authorities, could withdraw a previously approved product from the market upon receipt of newly discovered information, including an inability to comply with their regulatory requirements or the occurrence of unanticipated problems with our products, or for other reasons.

Customers may not adopt our bio-based pest management and plant health products as quickly as we are projecting.

Customers in the crop production sector and the water treatment sector are generally cautious in their adoption of new products and technologies. Growers often require on-farm demonstrations of a given pest management or plant health product. Initial purchases of the product tend to be conservative, with the grower testing on a small portion of their overall crop. As the product is proven, growers incorporate the product into their rotational programs and deploy it on a greater percentage of their operations. As a result, large scale adoption can take several growing seasons. Water treatment products must also pass efficacy and ecological toxicity tests. In addition, given the relative novelty of our water treatment products, consumers of those products will continue to require education on their use, which may delay their adoption.

The high level of competition in the market for pest management products may result in pricing pressure, reduced margins or the inability of our products to achieve market acceptance.

The markets for pest management products are intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products.

Many entities are engaged in developing pest management products. Our competitors include major multinational agrichemical companies such as BASF, Bayer, Dow Chemical, DuPont, Monsanto, Sumitomo Chemical, Syngenta and specialized biopesticide businesses such as Arysta, AgraQuest (now a part of Bayer), Certis USA (now a part of Mitsui) and Valent Biosciences (now a part of Sumitomo). Many of these organizations have longer operating histories, significantly greater resources, greater brand recognition and a larger base of customers than we do. As a result, they may be able to devote greater resources to the manufacture, promotion or sale of their products, receive greater resources and support from independent distributors, initiate or withstand substantial price competition or more readily take advantage of acquisition or other opportunities. Further, many of the large agrichemical companies have a more diversified product offering than we do, which may give these companies an advantage in meeting customers’ needs by enabling them to offer a broader range of pest management solutions.

The market for our bio-based pest management and plant health products is underdeveloped, which may make it difficult to effectively market or price our products.

The market for bio-based pest management products is underdeveloped when compared with conventional chemical pesticides. Certain of our product lines, such as Zequanox, currently have few or no competitors, making it difficult to determine how we should determine their pricing. We may not be able to charge as much for such products as we currently plan. In addition, customers have historically perceived bio-based pest management products as more expensive and less effective than conventional chemical pesticides. To succeed, we will need to continue to change that perception. To the extent that the market for bio-based pest management products does not further develop or customers elect to continue to purchase and rely on conventional chemical pesticides, our market opportunity will be limited.

Public perception of consuming food with microbial residues and public perception of releasing microorganisms into the environment could damage our reputation and adversely impact sales of our microbial products.

We believe maintaining our strong reputation and favorable image with distributors, direct customers and end users will be a key component in our success. Although there has been a long history of safe use of bio-based pest management products based on microorganisms, adverse public reaction to the microbial nature of our products could harm our potential sales. In addition, perceptions that the products we produce and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. For example, companies are frequently subject to litigation and negative press related to the release of chemicals into water systems, and our Zequanox water treatment product line may be subject to public scrutiny. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and have a material adverse effect on our business.

Our product sales are expected to be seasonal and subject to weather conditions and other factors beyond our control, which may cause our operating results to fluctuate significantly quarterly and annually.

Sales of our individual products are generally expected to be seasonal. Weather conditions and natural disasters affect decisions by our distributors, direct customers and end users about the types and amounts of pest management products to purchase and the timing of use of such products. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results. For example, we expect that Regalia, a fungicide, will be sold and applied to crops in greater quantity in the second and fourth quarters. These seasonal variations may be especially pronounced because sales of Regalia accounted for 84%, 95%, and 47% of our total revenues in the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, respectively. In addition, sales of products for treatment of invasive mussels are concentrated during periods of increased mussel growth and feeding activity, which occurs from June through September in the eastern United States, Canada and Europe and from April through October in the southwestern United States. However, planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we have historically experienced substantial fluctuations in quarterly sales.

The level of seasonality in our business overall is difficult to evaluate, particularly as a result of our relatively early stage of development, our relatively limited number of commercialized products, our expansion into new geographical territories, the introduction of new products and the timing of introductions of new formulations and products. It is possible that our business may be more seasonal, or experience seasonality in different periods, than anticipated. For example, if sales of Zequanox become a more significant component of our revenue, the separate seasonal sales cycles of that product could cause further shifts in our quarterly revenue. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our products and the fiscal or quarterly budget cycles of our distributors, direct customers and end users. Customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year. For example, we believe that we experienced higher sales of Regalia in the first quarter of 2011 than in the second as a result of distributors ordering in advance of the application season.

Our expense levels are based in part on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations could cause significant fluctuations in our operating results from quarter to quarter, which could result in uncertainty surrounding our level of earnings and possibly a decrease in our stock price.

If we are unable to identify new product candidates through our product development process, we may not achieve or maintain profitability.

Our future success will depend in part on our ability to improve our existing products and to utilize our product development process to identify and commercialize natural compounds with pesticidal activity. As of June 30, 2013, we have screened more than 18,000 microorganisms and 350 plant extracts, and we have identified multiple product candidates that display activity against insects, nematodes, weeds, plant diseases and invasive species such as zebra and quagga mussels, aquatic weeds and algae. Only a small number of these candidates are likely to provide viable commercial candidates and an even more limited number, if any, are likely to be commercialized by us. A failure by us to continue identifying natural compounds with pesticidal or plant health promoting activity could make it difficult to grow our business. In addition, we may continue to expand our product offerings through in-licensing of microorganisms and plant extracts. There is no assurance that these attempts will be successful. Licensing of products requires identification of new products or determination of new applications for existing products and a willingness on the product owner to license the product. If we are unable to identify or in-license additional microorganisms, natural product compounds or product candidates, we may be unable to develop new products or generate revenues.

Our results of operations will be affected by the level of royalty payments that we are required to pay to third parties.

We are a party to license agreements that require us to remit royalty payments related to in-licensed microorganisms and plant extracts for certain of our product lines such as Regalia, Grandevo and Zequanox. The amount of royalties that we could owe under these license agreements ranges from 2% to 5% of net product revenues. We cannot precisely predict the amount, if any, of royalties we will owe in the future, and if our calculations of royalty payments are incorrect, we may owe more royalties, which could negatively affect our results of operations. As our product sales increase, we may, from time-to-time, disagree with our third-party collaborators as to the appropriate royalties owed and the resolution of such disputes may be costly and may consume management’s time. Furthermore, we may enter into additional license agreements in the future, which may also include royalty payments.

We rely on third parties for the production of our products. If these parties do not produce our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our development and commercialization efforts could be delayed or otherwise negatively impacted.

We cannot currently produce our microbial and plant extract-based products other than at a small scale using our own facilities. As such, we rely on third parties for the production of our products. While we intend to develop our own internal commercial-scale manufacturing capacity, we may from time to time utilize third-party manufacturers for supplemental production capacity of our products. Our reliance on third parties to manufacture our products presents significant risks to us, including the following:

■	reduced control over delivery schedules, yields and product reliability;

■	price increases;

■	manufacturing deviations from internal and regulatory specifications;

■	the failure of a key manufacturer to perform its obligations to us for technical, market or other reasons;

■	challenges presented by introducing our fermentation processes to new manufacturers or deploying them in new facilities;

■	difficulties in establishing additional manufacturers if we are presented with the need to transfer our manufacturing process technologies to them;

■	misappropriation of our intellectual property; and

■	other risks in potentially meeting our product commercialization schedule or satisfying the requirements of our distributors, direct customers and end users.

We have not yet entered into any long-term manufacturing or supply agreements for any of our products, and we will need to enter into additional agreements for the commercial development, manufacturing and sale of our products. There can be no assurance that we can do so on favorable terms, if at all.

Our products have been produced in quantities sufficient to meet commercial demand. However, our current dependence upon others for the production of all of our products, and our anticipated future dependence upon others for the production of a portion of our products, may adversely affect our ability to develop and commercialize any products on a timely and competitive basis. If manufacturing capacity is reduced or eliminated at one or more of our third-party manufacturers’ facilities, we could have difficulties fulfilling our customer orders, and our net revenues and results of operations could decline.

We must accurately forecast demand for our products to obtain adequate and cost-effective capacity from our third-party manufacturers and to purchase certain of the raw materials used in our products at cost-effective rates. Our third-party manufacturers are not required to supply us products until we place and they accept our purchase orders, which generally occurs approximately one month prior to the anticipated product delivery date based on our own rolling forecasts. Our purchase orders may not be accepted and our third-party manufacturers may not be willing to provide us with additional products on a timely basis if they prioritize orders placed by other companies, many of whom are more established than us and order larger volumes of products. In addition, while raw material orders are generally placed one month in advance, because certain of the raw materials used in our products are in short supply or are subject to capacity demands, we place some raw material orders approximately six months in advance to avoid paying higher prices. Accordingly, if we inaccurately forecast demand for our products, we may be unable to meet our customers’ delivery requirements, or we may accumulate excess inventories of products and raw materials.

We may experience significant delays in financing or completing the repurpose of our commercial manufacturing facility for producing some of our bio-based pest management and plant health products, which could result in harm to our business and prospects.

We acquired a manufacturing facility in July 2012, and our business plan contemplates completing an initial repurpose and upgrade of this facility to develop significant internal commercial manufacturing capacity. We commenced production of our bio-based pest management and plant health products using this facility in the first half of 2013. After this initial repurpose, we intend to use a portion of the proceeds from this offering to further expand capacity at this facility. If we are unable to complete the repurpose, upgrade and expansion of this facility in a timely manner, we will need to otherwise secure access to capacity significantly greater than what we have previously used as we commercialize our products.

In order to bring our facility fully on line, we will need to complete design and other plans needed for the repurpose of the facility and secure the requisite permits, licenses and other governmental approvals, and we may not be successful in doing so. The repurpose will have to be completed on a timely basis and within an acceptable budget, which we currently anticipate will require approximately $5.0 million to $7.0 million of capital expenditures for the nine months ending December 31, 2013. In addition, to expand our facility to accommodate forecasted volumes and sales growth, we anticipate we will need to spend approximately $19.0 million to $21.0 million of additional funds in 2014. If we encounter significant delays, cost overruns, engineering problems, equipment supply constraints or other serious challenges in bringing the facility online, we may be unable to meet our production goals in the time frame we have planned. We may not be successful in producing the amount and quality of product we anticipate in the facility and our results of operations may suffer as a result. Further, we intend to continue to utilize various third-party contract manufacturers, which will reduce our ability to control product quality and the speed and timing of manufacturing, protect our proprietary position in our products and lower our manufacturing costs.

Failure to achieve expected manufacturing yields for our products could negatively impact our operating results.

Low yields may result from product design, development stage or process technology failures. We do not know whether a yield problem exists until our products are manufactured based on our design. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield deficiencies may not be identified until well into the production process. We are repurposing our manufacturing facility acquired in July 2012 for high volume production and anticipate further expanding capacity at this facility using a portion of the proceeds from this offering, and we may experience delays or product yield issues as this facility comes online. In the event we continue to rely on third-party manufacturers, resolution of yield problems requires cooperation among, and communication between us and our manufacturers. We have limited experience producing a number of our products at commercial scale, and we will not succeed if we cannot maintain or decrease our production costs and effectively scale our technology and manufacturing processes.

We rely on a single supplier based in China for a key ingredient of Regalia.

The active ingredient in our Regalia product line is derived from the giant knotweed plant, which we obtain from China. Our single supplier acquires raw knotweed from numerous regional sources and performs an extraction process on this plant, creating a dried extract that is shipped to our third-party manufacturer in the United States. A disruption at our supplier’s manufacturing site or a disruption in trade between the United States and China could negatively impact sales of Regalia. We currently use one supplier and do not have a long-term supply contract with this supplier. There can be no assurance that we will continue to be able to obtain dried extract from China at a competitive price point.

We have limited experience in marketing and selling our products and will need to expand our sales and marketing infrastructure.

We currently have limited sales and marketing experience and capabilities. As of June 30, 2013, we employed 34 full-time sales and marketing personnel, 11 of which focus on technical support and demonstration and research field trials. We will need to further develop our sales and marketing capabilities in order to successfully commercialize Zequanox, Opportune, Venerate and other products we are developing, which may involve substantial costs. Our internal sales and marketing staff consists primarily of sales and marketing specialists and field development specialists who are trained to educate growers and independent distributors on the uses and benefits of our products. These specialists require a high level of technical expertise and knowledge regarding the capabilities of our products compared with other pest management products and techniques. There can be no assurance that our specialists and other members of our sales and marketing team will successfully compete against the sales and marketing teams of our current and future competitors, many of which may have more established relationships with distributors and growers. Our inability to recruit, train and retain sales and marketing personnel or their inability to effectively market and sell the products we are developing could impair our ability to gain market acceptance of our products and cause our sales to suffer.

If we are unable to maintain and further establish successful relations with the third-party distributors that are our principal customers, or they do not focus adequate resources on selling our products or are unsuccessful in selling them to end users, sales of our products would decline.

In the United States, we rely on independent distributors of agrichemicals such as Crop Production Services and Wilbur Ellis to distribute and assist us with the marketing and sale of Regalia, Grandevo and other products we are developing. These distributors are our principal customers, and our future revenues growth will depend in large part on our success in establishing and maintaining this sales and distribution channel. If our distributors are unable to sell our products, or receive negative feedback from end users, they may not continue to purchase or market our products. In addition, our products are often combined with other pesticides. If our products are improperly combined with other pesticides they may damage the treated plants, and, even when properly combined, our products may be blamed for damage caused by these other pesticides. Any such issues could damage our brands or reputation.

In addition, there can be no assurance that our distributors will focus adequate resources on selling our products to end users or will be successful in selling them. Many of our potential distributors are in the business of distributing and sometimes manufacturing other, possibly competing, pest management products. As a result, these distributors may perceive our products as a threat to various product lines currently being distributed or manufactured by them. In addition, these distributors may earn higher margins by selling competing products or combinations of competing products. If we are unable to establish or maintain successful relationships with independent distributors, we will need to further develop our own sales and distribution capabilities, which would be expensive and time-consuming and the success of which would be uncertain.

We depend on a limited number of distributors.

Our current revenues are derived from a limited number of key customers, each of which serves as a third-party distributor to our products’ end users. For the year ended December 31, 2012, our top three distributors accounted for 58% of our total revenues, with Crop Production Services, Engage Agro and Helena Chemical accounting for 33%, 13% and 12% of our total revenues, respectively. For the three months ended March 31, 2013, our top four distributors accounted for 56% of our total revenues, with Chem Nut, Engage Agro, Crop Production Services and Wilbur Ellis accounting for 17%, 15%, 13% and 11% of our total revenues, respectively. We expect a limited number of distributors to continue to account for a significant portion of our revenues for the foreseeable future. This customer concentration increases the risk of quarterly fluctuations in our revenues and operating results. The loss or reduction of business from one or a combination of our significant distributors could materially adversely affect our revenues, financial condition and results of operations.

We rely on the experience and expertise of our senior management team and other key personnel, and if we are unable to recruit or retain qualified personnel, our development and commercialization efforts may be significantly delayed.

We depend heavily on the principal members of our management, particularly Dr. Pamela G. Marrone, our founder, President and Chief Executive Officer, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives. Although we maintain and are the beneficiary of $5.0 million in key person life insurance policies for the life of Dr. Marrone, we do not believe the proceeds would be adequate to compensate us for her loss.

As we expand our operations, we will need to hire additional qualified research and development and management personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel such as experienced fermentation engineers and formulation chemists is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology and anticipated products. Our failure to hire and retain qualified personnel could impair our ability to meet our research and development and business objectives and adversely affect our results of operations and financial condition.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to our activities. The inability of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these collaborators may have arrangements with other companies to assist those companies in developing technologies that may compete with our products.

Our intellectual property is integral to our business. If we are unable to protect our patents and proprietary rights in the United States and foreign countries, our business could be adversely affected.

Our success depends in part on our ability to obtain and maintain patent and other proprietary rights protection for our technologies and products in the United States and other countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. As of June 30, 2013, we owned 2 and in-licensed 5 U.S. patents and we owned 30 and in-licensed 2 pending provisional and non-provisional U.S. patent applications relating to microorganisms and natural product compounds, uses and related technologies. Also, as of June 30, 2013, we had acquired ownership of 1 and in-licensed 23 foreign patents and owned 201 and in-licensed 6 pending foreign patent applications. We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive.

The patent position of biotechnology and biochemical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems and costs in protecting our proprietary rights in these foreign countries.

Our patents and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. We are not certain that our pending patent applications will be issued. Moreover, our competitors could challenge or circumvent our patents or pending patent applications. It is also not possible to patent and protect all knowledge and know-how associated with our products so there may be areas that are not protected such as certain formulations and manufacturing processes. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

For certain of our products, we hold co-exclusive licenses to certain of the intellectual property related to these products. Although our products that are derived from intellectual property licensed to us on a co-exclusive basis also include our own proprietary technology, the third parties with whom we share co-exclusive rights may develop products based on the same underlying intellectual property. This could adversely affect the sale of our products.

Intellectual property litigation could cause us to spend substantial resources and could distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants, advisors and third-party manufacturers. It is possible that these agreements may be breached and that any remedies for a breach will not make us whole. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect these proprietary rights, our trade secret-protected know-how could fall into the public domain, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. We also cannot guarantee that other parties will not independently develop our knowhow or otherwise obtain access to our technologies.

Third parties may misappropriate our microbial strains.

Third parties, including contract manufacturers, often have custody or control of our microbial strains. If our microbial strains were stolen, misappropriated or reverse engineered, they could be used by other parties who may be able to reproduce the microbial strains for their own commercial gain. If this were to occur, it would be difficult for us to challenge and prevent this type of use, especially in countries with limited intellectual property protection.

Other companies may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. Product development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. Third parties could assert infringement claims against us in the future. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products, product candidates and technology. We may not be aware of all such third-party intellectual property rights potentially relevant to our products and product candidates.

Any litigation, adversarial proceeding or proceeding before governmental authorities regarding intellectual property rights, regardless of its outcome, would probably be costly and require significant time and attention of our key management and technical personnel. Litigation adversarial proceedings or proceedings before governmental authorities could also force us to:

■	stop or delay using our proprietary screening technology;

■	stop or delay selling, manufacturing or using products that incorporate the challenged intellectual property;

■	pay damages; and/or

■	enter into licensing or royalty agreements which, if available at all may only be available on unfavorable terms.

Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If we fail to maintain and successfully manage our existing, or enter into new, strategic collaborations and other relationships, we may not be able to expand commercial development and sales of many of our products.

Our ability to enter into, maintain and manage collaborations and other relationships in our markets is fundamental to the success of our business. We currently have entered into various license agreements, research and development agreements, supply agreements and distribution agreements. We currently rely on our third parties for manufacturing and sales or marketing services and intend to continue to do so for the foreseeable future, and we intend to enter into other strategic agreements to produce, market and sell other products we develop. However, we may not be successful in entering into new arrangements with third parties for the production, sale and marketing of other products. Any failure to enter into new strategic arrangements on favorable terms or to maintain or manage our existing strategic arrangements could delay or hinder our ability to develop and commercialize our products and could increase our costs of development and commercialization.

We expect to derive a portion of our revenues from markets outside the United States, including Europe and Latin America, which will subject us to additional business risks.

Our success depends in part on our ability to expand internationally as we obtain regulatory approvals to market and sell our products in foreign countries. For the year ended December 31, 2012 and the three months ended March 31, 2013, international sales comprised 20% and 14% of total revenues, respectively, and we expect to increase the relative percentage of international sales in the future. We have been conducting field trials in Europe, Latin America, Africa and elsewhere. International expansion of our operations could impose substantial burdens on our resources, divert management’s attention from domestic operations and otherwise harm our business. Furthermore, international operations are subject to several inherent risks, especially different regulatory requirements and reduced protection of intellectual property rights that could adversely affect our ability to compete in international markets and have a negative effect on our operating results. Revenues generated outside the United States could also result in increased difficulty in collecting delinquent or unpaid accounts receivables, adverse tax consequences and currency fluctuations.

Our Zequanox product line requires additional development, and during the initial commercialization of Zequanox, we will be relying on successful bidding for government contracts, which could require a longer sales cycle than the private sector.

Our Zequanox product line is principally designed to kill invasive mussels that restrict critical water flow in industrial and power facilities and impinge on access to recreational waters. This product requires additional development to improve ease of application, and because this product will be used in open waters, it may also require additional ecological testing. We expect our near-term sales of Zequanox will continue to be to governmental agencies and regulated industries, which typically take longer to negotiate and approve contracts than the private sector. Further, we currently expect that our governmental sales may be subject to bidding procedures as well as uncertainties surrounding these agencies’ budget approval processes. Therefore, we anticipate that the sales cycle for Zequanox will continue to be longer than that for our pest management products sold into agricultural markets.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or eliminate our research and development activities.

We may need to raise more money to continue our operations, and we may make significant capital expenditures in connection with scaling up our operations, including, for example, the repurpose of our manufacturing facility. We may seek additional funds from public and private stock offerings, corporate collaborations and licenses, borrowings under lease lines of credit or other sources. Additional capital may not be available on terms acceptable to us, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If we cannot raise more money when needed, we may have to reduce our capital expenditures, scale back our development of new products, reduce our workforce or license to others products that we otherwise would seek to commercialize ourselves. Moreover, our cash used in operations has exceeded cash generated from operations in each period since our inception. We used approximately $22.4 million and $7.7 million of net cash used in operating activities for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. In addition, for the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, we incurred expenses of $12.7 million, $9.4 million and $3.3 million, respectively, for research and development. We expect that our current resources, together with the proceeds from this offering and future operating revenue, will be sufficient to fund operations for at least the next 24 months. We may attempt to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds for planned operations.

We use hazardous materials in our business and are subject to potential liability under environmental laws. Any claims relating to improper handling, storage or disposal of hazardous materials could be time consuming and costly to resolve.

We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling, disposal and release of hazardous materials and certain waste products. Our research and development and manufacturing activities involve the controlled use of hazardous materials and biological waste. Some of these materials may be novel, including bacteria with novel properties and bacteria that produce biologically active compounds. We cannot eliminate the risk of accidental contamination or discharge and any injury resulting from these materials. In addition, although we have not currently identified any environmental liabilities, the manufacturing facility we purchased in July 2012 may have existing environmental liabilities associated with it that may also result in successor liabilities for us, and we will be subject to increased exposure to potential environmental liabilities as we manufacture our products on a larger scale. We may also be held liable for hazardous materials brought onto the premises of our manufacturing facility before we acquired title, without regard for fault for, or knowledge of, the presence of such substances, as well as for hazardous materials that may be discovered after we no longer own the property if we sell it in the future. In the event of an accident, or if any hazardous materials are found within our operations or on the premises of our manufacturing facility in violation of the law at any time, we may be liable for all cleanup costs, fines, penalties and other costs. This liability could exceed our resources, and, if significant losses arise from hazardous substance contamination, our financial viability may be substantially and adversely affected.

In addition, we may have to incur significant costs to comply with future environmental laws and regulations. In addition, we cannot predict the impact of new governmental regulations that might have an adverse effect on the research, development, production and marketing of our products. We may be required to incur significant costs to comply with current or future laws or regulations. Our business may be harmed by the cost of compliance.

Our collaborators may use hazardous materials in connection with our collaborative efforts. To our knowledge, their work is performed in accordance with applicable biosafety regulations. In the event of a lawsuit or investigation, however, we could be held responsible for any injury caused to persons or property by exposure to, or release of, hazardous materials used by these parties. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

Any decline in U.S. agricultural production could have a material adverse effect on the market for pesticides and on our results of operations and financial.

Conditions in the U.S. agricultural industry significantly impact our operating results. The U.S. agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, domestic and international demand for U.S. agricultural products and U.S. and foreign policies regarding trade in agricultural products. State and federal governmental policies, including farm subsidies and commodity support programs, as well as the prices of fertilizer products and the prices at which produce may be sold, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of pesticides for particular agricultural applications. There are various proposals pending before the U.S. congress to cut or eliminate various agricultural subsidies. If such proposals are implemented, they may adversely impact the U.S. agricultural industry and suppliers to that industry such as us.

Our headquarters and facility and certain manufacturers and suppliers are located in regions that are subject to natural disasters, as well as in some cases geopolitical risks and social upheaval.

Our Davis, California headquarters and facility is located near a known earthquake fault. The impact of a major earthquake or other natural disaster, including floods, on our facilities, infrastructure and overall operations is difficult to predict and any natural disaster could seriously disrupt our entire business process. In addition, Regalia is produced by a third-party manufacturer in Florida in a location that could be impacted by hurricane activity, and certain of our raw materials are sourced in China, which is subject to risks associated with uncertain political, economic and other conditions such as the outbreak of contagious diseases, such as avian flu, swine flu and SARS, and natural disasters. The insurance we maintain may not be adequate to cover our losses resulting from natural disasters or other business interruptions. Although these risks have not materially adversely affected our business, financial condition or results of operations to date, there can be no assurance that such risks will not do so in the future.

Inability to comply with regulations applicable to our facilities and procedures could delay, limit or prevent our research and development or manufacturing activities.

Our research and development and manufacturing facilities and procedures are subject to continual review and periodic inspection. We must spend funds, time and effort in the areas of production, safety and quality control and assurance to ensure full technical compliance with the regulations applicable to these facilities and procedures. If the EPA or another regulatory body determines that we are not in compliance with these regulations, regulatory approval of our products could be delayed or we may be required to limit or cease our research and development or manufacturing activities or pay a monetary fine. If we are required to limit or cease our research and development activities, our ability to develop new products would be impaired. In addition, if we are required to limit or cease our manufacturing activities, our ability to produce our products in commercial quantities would be impaired or prohibited, which would harm our business.

We may be exposed to product liability and remediation claims, which could harm our business.

The use of certain bio-based pest management and plant health products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations, may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot provide assurance that our products will not cause injury to crops, the environment or people under all circumstances. For example, our products may be improperly combined with other pesticides or, even when properly combined, our products may be blamed for damage caused by these other pesticides. The costs of remediation or products liability could materially adversely affect our future quarterly or annual operating results.

We may be held liable for, or incur costs to settle, liability and remediation claims if any products we develop, or any products that use or incorporate any of our technologies, cause injury or are found unsuitable during product testing, manufacturing, marketing, sale or use. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval, registration or clearance for commercial use. We cannot guarantee that we will be able to avoid product liability exposure.

We currently maintain product liability insurance at levels we believe are sufficient and consistent with industry standards for companies at our stage of development. We cannot guarantee that our product liability insurance is adequate and, at any time, it is possible that this insurance coverage may not be available on commercially reasonable terms or at all. A product liability claim could result in liability to us greater than our assets or insurance coverage. Moreover, even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time and attention to those matters, which could harm our business.

Our ability to use our net operating loss carry-forwards to offset future taxable income may be subject to certain limitations.

As of March 31, 2013, we had approximately $56.4 million of federal and $54.7 million state operating loss carry-forwards available to offset future taxable income, which expire in varying amounts beginning in 2026 for federal and 2016 for state purposes if unused. It is possible that we will not generate taxable income in time to use these loss carry-forwards before their expiration.

In addition, it is possible that this offering may cause a reduction in the value of our net operating loss carryforwards realizable for income tax purposes. Section 382 of the Internal Revenue Code imposes restrictions on the use of a corporation’s net operating losses, as well as certain recognized built-in losses and other carryforwards, after an “ownership change” occurs. A Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Even if this offering does not cause an “ownership change,” other future issuances or sales of our stock (including certain transactions involving our stock that are outside of our control) could also result in an ownership change under Section 382. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of pre-change net operating losses and other losses we can use to reduce our taxable income generally equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” (subject to certain adjustments) and the applicable federal long-term tax-exempt interest rate for the month of the “ownership change.” The applicable rate for ownership changes occurring in the month of July 2013 is 2.80%.

Because U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation may effectively provide a cap on the cumulative amount of pre-ownership change losses, including certain recognized built-in losses, that may be utilized. Such pre-ownership change losses in excess of the cap may be lost. In addition, if an ownership change were to occur, it is possible that the limitations imposed on our ability to use pre-ownership change losses and certain recognized built-in losses could cause a net increase in our U.S. federal income tax liability and U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect. Further, if the amount or value of these deferred tax assets is reduced, such reduction would have a negative impact on the book value of our common stock.

We completed a Section 382 analysis as of May 1, 2013 and concluded that approximately $0.5 million in federal net operating losses are expected to expire prior to utilization as a result of our previous ownership changes and corresponding annual limitations. Although an analysis has not been completed, we believe that a similar amount of state net operating losses would also expire prior to utilization. We have not updated our Section 382 analysis to consider events since May 1, 2013, including the effect of issuing common stock pursuant to this offering, the automatic conversion of all outstanding convertible notes as a result of this offering, and any other related transactions. Our existing net operating loss carry-forwards or credits may be subject to significant limitations due to these events. Our inability to use these net operating loss carry-forwards as a result of the Section 382 limitations could harm our financial condition.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, which could subject us to civil or criminal penalties.

The complex legal and regulatory environment exposes us to compliance and litigation costs and risks that could materially affect our operations and financial results. These laws and regulations may change, sometimes significantly, as a result of political or economic events. They include environmental laws and regulations, tax laws and regulations, import and export laws and regulations, government contracting laws and regulations, labor and employment laws and regulations, securities and exchange laws and regulations, and other laws such as the Foreign Corrupt Practices Act. In addition, proposed laws and regulations in these and other areas could affect the cost of our business operations. We face the risk of changes in both domestic and foreign laws regarding trade, potential loss of proprietary information due to piracy, misappropriation or foreign laws that may be less protective of our intellectual property rights. Violations of any of these laws and regulations could subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to this Offering and Ownership of our Common Stock

The concentration of our capital stock ownership with our executive officers and directors, and their respective affiliates, will limit your ability to influence corporate matters.

We anticipate that immediately following the completion of this offering, based on share ownership as of March 31, 2013, our executive officers and directors and their affiliates will beneficially own or control, directly or indirectly, an aggregate of 6.5 million shares, or 35.0%, of our common stock. This concentrated control will limit your ability to influence some corporate matters and could result in some corporate actions that our other stockholders do not view as beneficial such as failure to approve change of control transactions that could offer holders of our common stock a premium over the market value of our company. As a result, the market price of our common stock could be adversely affected.

Our common stock may experience extreme price and volume fluctuations, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, our common stock has not been traded in a public market. In addition, we are an early stage company with a limited operating history and a history of losses. As a result, we cannot predict the extent to which a trading market will develop following this offering or how liquid that market might become. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

■	quarterly variations in our results of operations, those of our competitors or those of our customers;

■	announcements of technological innovations, new products or services or new commercial relationships by us or our competitors;

■	our ability to develop and market new products on a timely basis;

■	disruption to our operations;

■	media reports and publications about pest management products;

■	announcements concerning our competitors or the pest management industry in general;

■	our entry into, modification of or termination of key license, research and development or collaborative agreements;

■	new regulatory pronouncements and changes in regulatory guidelines or the status of our regulatory approvals;

■	general and industry-specific economic conditions;

■	any major change in our board of directors or management;

■	commencement of, or our involvement in, litigation;

■	changes in financial estimates, including our ability to meet our future net revenues and operating profit or loss projections; and

■	changes in earnings estimates or recommendations by securities analysts.

In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our business.

If securities or industry analysts do not publish research or reports about our business or our industry, or publish negative reports about our business or our industry, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our industry or our competitors. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, change their opinion of the prospects for our company in a negative manner, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 18.3 million shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We, our executive officers and directors, and all other holders of at least 5% of the shares of our common stock have agreed, subject to certain exceptions, not to sell or transfer any common stock, or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus, without first obtaining written consent of each of Jefferies LLC and Piper Jaffray & Co., representatives of the underwriters. See “Underwriting.” In addition, we have entered into market stand-off agreements that impose restrictions on the ability of certain security holders to offer, sell or transfer our equity securities for a period of 180 days after the date of the prospectus.

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Approximate Number of Shares and % of Total Outstanding	Date Available for Sale into Public Market
4.9 million or 26.7%	Immediately after completion of this offering
12.6 million or 69.1%	180 days after the date of this prospectus
0.8 million or 4.2%	From time to time after the date 180 days after the date of this prospectus

In the future, we may also issue our securities in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock, which would result in dilution.

We will have broad discretion in how we use the net proceeds from this offering.

We currently intend to use the net proceeds from this offering for capital expenditures, including to further expand capacity at the manufacturing facility we acquired in July 2012, working capital and other general corporate purposes, including sales, general and administrative and research and development matters as described in the “Use of Proceeds” section of this prospectus. We may also use a portion of our net proceeds to repay certain outstanding debt, acquire or invest in other businesses or products or to obtain rights to other technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment. You may not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, investors purchasing shares of common stock in this offering will contribute 44.5% of the total amount invested to date to fund us, but will own only 26.0% of the shares of common stock outstanding. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging public companies, which includes, among other things:

■	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

■	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

■	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

■

exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after our initial public offering, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenues of $1 billion or more, (ii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. We have made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company.”

We have never operated as a public company. As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described above, as an emerging growth company, we will not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

■

the right of our board of directors to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

■	the establishment of a classified board of directors requiring that only a subset of the members of our board of directors be elected at each annual meeting of stockholders;

■	the prohibition of cumulative voting in our election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

■

the requirement that stockholders provide advance notice to nominate individuals for election to our board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company;

■

the ability of our board of directors to issue, without stockholder approval, shares of undesignated preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us;

■	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

■	the inability of our stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

■	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend, or repeal our bylaws;

■

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to repeal or adopt any provision of our certificate of incorporation regarding the election of directors;

■	the required approval of the holders of at least 80% of such shares to amend or repeal the provisions of our bylaws regarding the election and classification of directors; and

■	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors without cause.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

■	our plans to target our existing products for new markets and for new uses and applications;

■	our plans with respect to growth in sales of new product lines, including Grandevo and Zequanox;

■

our ability and plans to screen, source, in-license develop, register and commercialize additional new product candidates and bring new products to market across multiple categories faster and at a lower cost than other developers of pest management products, and in particular products that are allowed for use by organic farmers;

■	our expectations regarding registering new products and new formulations and expanded use labels for existing products, including submitting new products to the EPA;

■	our belief that challenges facing the use of conventional chemical pesticides will continue to grow;

■

our beliefs regarding the growth of markets for, and unmet demand for, biopesticides, and in particular, our beliefs that the current trends will continue and that Zequanox presents a unique opportunity for generating long term revenue;

■	our beliefs regarding market adoption for our products;

■	our intention to maintain existing and develop new, supply, sales and distribution channels and extend market access;

■

our anticipation that we will receive future payments under our strategic collaboration and development agreements for the achievement of testing validation, regulatory progress and commercialization events;

■	our plans regarding repurposing and expanding capacity at our manufacturing facility;
■	our plans to collaborate with chemical manufacturers to develop products that combine our bio-based pest management solutions with their technologies;

■

our plans to grow our business and expand operations, including plans to hire additional qualified personnel and expectations that we will generate a significant portion of our revenues from international sales of our products and that our revenues stream will be increasingly diversified;

■

our intention to continue to devote significant resources toward our proprietary technology and research and development and the potential for pursuing acquisition and collaboration opportunities to gain access to third-party products and technologies;

■	our expectations that sales will be seasonal and the impact of continued drought conditions;

■	our ability to protect our intellectual property in the United States and abroad;

■	our expectations regarding market risk, including interest rate changes, foreign currency fluctuations and commodity price changes;

■	our belief in the sufficiency of our cash flows to meet our needs for 24 months following completion of this offering; and

■	our future financial and operating results.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be $49.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $57.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use up to approximately $28 million of the net proceeds from this offering through 2014 to expand capacity at the manufacturing facility we acquired in July 2012, as described further below. In addition, we intend to use a portion of the net proceeds from this offering for other capital expenditures, including purchasing equipment to facilitate our research and development efforts, working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, as of the date of this prospectus, we cannot estimate the amount of net proceeds that will be used for the other purposes described above, and we do not have agreements reached or commitments made for any specific acquisitions of businesses, products or technologies. See “Risk Factors—We have broad discretion in how we will use the net proceeds from this offering.”

Based on forecasted volumes and sales growth, we currently anticipate making aggregate capital expenditures of $5.0 million to $7.0 million for the nine months ending December 31, 2013, in addition to using $19.0 million to $21.0 million to expand capacity at our manufacturing facility in 2014. We expect to fully fund such expenditures using both available cash and a portion of the net proceeds from this offering.

The amounts and timing of our actual expenditures, including expenditures related to our manufacturing facility, will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations and competitive pressures. We expect that our current resources, together with the proceeds from this offering and future operating revenue, will be sufficient to fund operations, including the expenditures described above, for at least the next 24 months.

Some of the other principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace and provide liquidity to existing stockholders. Creating a public market for our common stock will facilitate our ability to raise additional equity in the future and to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues, our future expenses and any potential acquisitions that we may propose. Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing investments, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds. We cannot predict whether the proceeds invested will yield a favorable return for us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable law and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, an existing loan agreement restricts our ability to pay dividends on our capital stock in certain cases.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2013 on an actual basis and on a pro forma basis, giving effect to (i) a 1-for-3.138458 reverse stock split on August 1, 2013, (ii) the filing of our amended and restated certificate of incorporation, (iii) the automatic conversion into shares of our common stock of all outstanding shares of our preferred stock, including shares issued upon the cash exercise of all Series B convertible preferred stock warrants outstanding as of March 31, 2013, (iv) the issuance of shares of common stock upon the net exercise, at the completion of this offering, of all outstanding Series A and Series C convertible preferred stock warrants, which have been exercised effective upon the completion of this offering, (v) the receipt of $10.2 million in cash proceeds from the issuance of convertible notes and promissory notes with warrants to purchase shares of common stock, and the conversion of $1.25 million of an existing convertible note into a promissory note, all occurring after March 31, 2013, excluding the effect of the initial accounting for these transactions, (vi) the issuance of shares of common stock, at the completion of this offering, upon the net exercise of outstanding warrants to purchase common stock that will be automatically exercised upon the completion of this offering in accordance with their terms, (vii) the issuance of shares of common stock, at the completion of this offering, upon the conversion of all outstanding convertible notes, including principal and interest, to the extent allowed as of March 31, 2013, which will be automatically converted upon the completion of this offering in accordance with their terms, (viii) the reclassification of the preferred stock and common stock warrant liabilities to additional paid-in capital, and (ix) the sale by us of 4,750,000 shares of common stock in this offering at the initial public offering price of $12.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if each of the above had occurred at March 31, 2013. We are in the process of determining the accounting impacts of the transactions discussed in the foregoing clause (v) on our consolidated financial position and results of operations, and certain analyses, which have not been completed, will require fair value measurements of applicable components of these transactions. See Note 16 to our audited consolidated financial statements for further detail regarding these transactions.

You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	AS OF MARCH 31, 2013
	ACTUAL	PRO FORMA
	(In thousands, except share and per share data)
	(Unaudited)
Cash and cash equivalents	$1,791	$63,414

Preferred stock warrant liability	$1,883	$—
Common stock warrant liability	316	—
Capital leases, including current portion	454	454
Total debt and convertible notes, including current portion (net of unamortized debt discount of $237 actual and pro forma)	53,941	12,854
Preferred stock:
Series A convertible preferred stock, $0.00001 par value; 1,489,211 shares authorized, 1,483,431 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma	3,747	—
Series B convertible preferred stock, $0.00001 par value; 2,251,604 shares authorized, 2,241,996 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma	10,758	—
Series C convertible preferred stock, $0.00001 par value; 5,082,114 shares authorized, 4,778,456 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma	25,107	—
Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 20,000,000 shares authorized, no shares issued and outstanding, pro forma	—	—
Common stock, $0.00001 par value; 12,936,289 shares authorized, 1,268,941 shares issued and outstanding, actual; 250,000,000 shares authorized pro forma, 18,267,515 shares issued and outstanding pro forma(1)	—	—
Additional paid-in capital	1,573	143,664
Accumulated deficit	(86,318)	(86,318)

Total stockholders’ (deficit) equity	(84,745)	57,346

Total capitalization	$11,461	$70,654

(1)

The number of shares of our common stock to be issued upon the exercise of our common stock warrants and the conversion of all of our convertible notes depends on the initial public offering price in this offering. As further described in “Description of Capital Stock—Warrants,” certain warrants will be automatically exercised by net exercise in connection with this offering, and as described in “Description of Certain Indebtedness,” the terms of the convertible notes provide that the convertible notes automatically convert into shares of our common stock in connection with this offering.

The pro forma share information in the table above includes the issuance of 3,735,101 additional shares of common stock in connection with the conversion of our convertible notes and net exercise of certain warrants based on the initial public offering price of $12.00 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

As of March 31, 2013, our pro forma net tangible book value was approximately $57.3 million, or $3.14 per share of common stock. Pro forma net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the pro forma shares of common stock outstanding as of March 31, 2013, including the effect of (i) a 1-for-3.138458 reverse stock split, (ii) the automatic conversion into shares of our common stock of all outstanding shares of our preferred stock, including shares issued upon the cash exercise of all Series B convertible preferred stock warrants outstanding as of March 31, 2013, (iii) the issuance of shares of common stock upon the net exercise, at the completion of this offering and based upon the initial public offering price, of all outstanding Series A and Series C convertible preferred stock warrants, which have been exercised effective upon the completion of this offering, (iv) the receipt of $10.2 million in cash proceeds from the issuance of convertible notes and promissory notes with warrants to purchase shares of common stock, and the conversion of $1.25 million of an existing convertible note into a promissory note, all occurring after March 31, 2013, excluding the effects of the initial accounting for these transactions, (v) the issuance of shares of common stock, based on the initial public offering price, at the completion of this offering, upon the net exercise of outstanding warrants to purchase common stock that will be automatically exercised upon the completion of this offering in accordance with their terms, (vi) the issuance of shares of common stock, based on the initial public offering price, at the completion of this offering, upon the conversion of all outstanding convertible notes, including principal and interest, to the extent accrued as of March 31, 2013, that will be automatically converted upon the completion of this offering in accordance with their terms, (vii) the reclassification of the preferred stock and common stock warrant liabilities to additional paid-in capital, as if each of the above had occurred at March 31, 2013 and (viii) the impact of our sale of 4,750,000 shares of common stock in this offering at the initial public offering price of $12.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We are in the process of determining the accounting impacts of the transactions discussed in the foregoing clause (iii) on our consolidated financial position and results of operations, and certain analyses, which have not been completed, will require fair value measurements of applicable components of these transactions. See Note 16 to our audited consolidated financial statements for further detail regarding these transactions.

Without giving effect to the sale of stock in this offering, our pro forma net tangible book value at March 31, 2013 would have been $8.3 million, or $0.62 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.52 per share to existing stockholders and an immediate dilution of $8.86 per share to new investors:

Initial public offering price per share of common stock		$12.00
Pro forma net tangible book value per share as of March 31, 2013, before giving effect to this offering	$0.62
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$2.52

Pro forma net tangible book value per share after giving effect to this offering		$3.14

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$8.86

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to this offering would be $3.44 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $8.56 per share. Further, if all outstanding options and warrants were also exercised in full, the pro forma net tangible book value per share after giving effect to this offering would be $3.27 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $8.73 per share.

The following table summarizes on a pro forma basis as of March 31, 2013:

■	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

■

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $12.00 per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

■	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	13,517,515	74.0%	$71,156,461	55.5%	$5.26
New investors	4,750,000	26.0	57,000,000	44.5	$12.00

Total	18,267,515	100.0%	$128,156,461	100.0%	$7.02

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to 71.2% of the total number of shares of our common stock outstanding, and the number of shares held by new investors would be or 28.8% of the total number of shares of our common stock outstanding. In addition, if all outstanding options and warrants were also exercised in full, the number of shares held by the existing stockholders after this offering would be or 76.8% of the total number of shares of our common stock outstanding, and the number of shares held by new investors would be or 23.2% of the total number of shares of our common stock outstanding.

Except as otherwise indicated, the amounts set forth above are based on 13,517,515 shares of common stock outstanding as of March 31, 2013, on an as-converted basis, and excludes:

■	2,040,406 shares of common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $3.98 per share;

■	177,379 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $8.40 per share; and

■

1,975,640 shares of common stock that will be available for future grant under our 2013 Stock Incentive Plan, including options to purchase 65,440 shares of common stock we have granted to our employees and management effective as of the date of this offering at an exercise price per share equal to the initial public offering price, and additional shares of common stock that will be available for future grant under the automatic increase provisions of our 2013 Stock Incentive Plan (see “Executive Compensation—Employee Benefit and Stock Plans—2013 Stock Incentive Plan”).

SELECTED FINANCIAL DATA

We have derived the selected statement of operations data for the fiscal years ended December 31, 2012 and 2011 and the selected balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected statements of operations data for the fiscal year ended December 31, 2010 and the selected balance sheet data as of December 31, 2010 from our audited consolidated financial statements not included in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2013 and 2012 and the balance sheet data as of March 31, 2013 from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Statements of Operations Data:

	FISCAL YEAR			THREE MONTHS ENDED MARCH 31,
	2012	2011	2010	2013	2012
	(In thousands, except per share data)
				(Unaudited)
Revenues:
Product	$6,961	$5,194	$3,697	$2,649	$1,956
License (1)	179	57	—	81	43

Total revenues	7,140	5,251	3,697	2,730	1,999
Cost of product revenues	4,333	2,172	1,738	1,795	860

Gross profit	2,807	3,079	1,959	935	1,139
Operating expenses:
Research and development	12,741	9,410	5,563	3,283	2,733
Non-cash charge associated with a convertible note	3,610	—	—	—	—
Selling, general and administrative	10,294	6,793	4,353	2,847	2,322

Total operating expenses	26,645	16,203	9,916	6,130	5,055

Loss from operations	(23,838)	(13,124)	(7,957)	(5,195)	(3,916)
Other income (expense):
Interest income	16	22	22	1	2
Interest expense	(2,466)	(88)	(102)	(1,985)	(56)
Change in estimated fair value of financial instruments (2)	(12,461)	1	—	(3,563)	(15)
Other income (expense)	(45)	9	1	(7)	1

Total other income (expense), net	(14,956)	(56)	(79)	(5,554)	(68)

Income taxes	—	—	—	—	—

Net loss	$(38,794)	$(13,180)	$(8,036)	$(10,749)	$(3,984)

Deemed dividend, convertible notes	(2,039)	—	—	—	(1,253)

Net loss attributable to common stockholders	$(40,833)	$(13,180)	$(8,036)	$(10,749)	$(5,237)

Net loss per common share (3):
Basic and diluted	$(32.48)	$(10.64)	$(6.58)	$(8.48)	$(4.20)

Weighted-average shares outstanding in computing net loss per common share (3):
Basic and diluted	1,257	1,239	1,221	1,268	1,247

Pro forma net loss per common share (4):
Basic and diluted	$(2.37)			$(0.49)

Weighted-average shares outstanding pro forma (4):
Basic and diluted	11,526			13,444

(1)

We receive payments under strategic collaboration and distribution agreements under which we provide third parties with exclusive development, marketing and distribution rights. These payments are initially classified as deferred revenues and recognized as revenues over the exclusivity period. Please see Note 2 to our audited consolidated financial statements for an explanation of the method used to calculate license revenues.

(2)

We account for the outstanding warrants exercisable into shares of our Series A, Series B and Series C convertible preferred stock and the outstanding warrants exercisable into a variable number of shares of common stock as liability instruments, as the Series A, Series B and Series C convertible preferred stock and the common stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. In addition, we account for our convertible notes at estimated fair value. We adjust the warrant instruments and convertible notes to fair value at each reporting period with the change in fair value recorded in the consolidated statements of operations. We do not expect these charges to continue after the completion of this offering because the Series B convertible preferred stock warrants will have been exercised, the Series A and Series C convertible preferred stock warrants have been exercised effective as of the completion of this offering, the convertible notes will automatically convert into common stock in accordance with their terms upon the completion of this offering, and the common stock warrants will, in accordance with their terms upon the completion of this offering, either automatically be exercised for shares of common stock or will represent the right to purchase a fixed number of shares. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Components of Our Results of Operations—Change in Estimated Fair Value of Financial Instruments and Deemed Dividend on Convertible Notes.”
(3)	Includes the effect of a 1-for-3.138458 reverse stock split, effective August 1, 2013.
(4)	The pro forma net loss per common share data is computed using the weighted-average number of shares of common stock outstanding, after giving effect to the following using the treasury method:

■	a 1-for-3.138458 reverse stock split, effective August 1, 2013,

■

the conversion (using the if-converted method as adjusted for the reverse stock split) of all shares of our convertible preferred stock into 8,513,473 shares of common stock, including 9,590 shares issued upon the full exercise of Series B convertible preferred stock warrants outstanding as of the first date of the period,

■

the conversion (using the if-converted method) of all outstanding principal and accrued interest of convertible notes into 2,774,186 shares of common stock, including the effect of the cancellation of a portion of a convertible note in April 2013, as though the cancellation had occurred on the original date of issuance,

■

the conversion (using the if-converted method) of all of convertible notes issued subsequent to March 31, 2013 into 777,253 shares of common stock, as though the conversion had occurred on the first date of the period,

■	the net exercise of common stock warrants into 40,172 shares of common stock that will be automatically exercised upon completion of this offering, and

■

the net exercise of the Series A and Series C convertible preferred stock warrants into 70,679 shares of common stock, which have been exercised effective upon completion of this offering as adjusted for the reverse stock split.

Additionally, the net loss used to compute pro forma net loss per common share includes: (i) adjustments related to changes in fair value of financial instruments and (ii) adjustment to reflect the automatic conversion of all outstanding convertible notes into shares of our common stock and excludes the effects of the initial accounting related to the issuance of $6.5 million of convertible notes and warrants to purchase shares of common stock and the conversion of $1.25 million of a convertible note into a promissory note all occurring after March 31, 2013. See Note 16 to our audited consolidated financial statements for further detail regarding these transactions. We are in the process of determining the accounting impacts of these transactions on our consolidated financial position and results of operations, and certain analyses, which have not been completed, will require fair value measurements of applicable components of these transactions.

As we have losses in all periods presented, all potentially dilutive common shares, comprised of stock options and certain warrants, are anti-dilutive.

Balance Sheet Data:

	AS OF DECEMBER 31,			AS OF MARCH 31,
	2012	2011	2010	2013
	(In thousands)
				(Unaudited)
Cash and cash equivalents	$10,006	$2,215	$4,287	$1,791
Short-term investments	—	2,000	—	—
Working capital (deficit) (1)	(11,468)	5,030	4,935	(21,582)
Total assets	33,778	9,818	7,937	17,839
Debt and capital leases (net of unamortized discount)	16,740	806	1,106	8,358
Convertible notes	41,860	—	—	46,037
Preferred stock warrant liability	1,884	27	28	1,883
Common stock warrant liability	301	—	—	316
Total liabilities	68,413	4,306	2,689	62,972
Convertible preferred stock	39,612	39,612	26,452	39,612
Total stockholders’ deficit	(74,247)	(34,100)	(21,204)	(84,745)

(1)	Working capital (deficit) is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We make bio-based pest management and plant health products. Bio-based products are comprised of naturally occurring microorganisms such as bacteria and fungi, and plant extracts. We target the major markets that use conventional chemical pesticides, including agricultural and water markets, where our bio-based products are used as substitutes for, or in conjunction with, conventional chemical pesticides. We also target new markets for which there are no available conventional chemical pesticides, the use of conventional chemical pesticides may not be desirable or permissible because of health and environmental concerns or the development of pest resistance has reduced the efficacy of conventional chemical pesticides. Our current portfolio of EPA-approved and registered “biopesticide” products and our pipeline address the growing global demand for effective, efficient and environmentally responsible products.

Our goal is to provide growers with solutions to a broad range of pest management needs by adding new products to our product portfolio, continuing to broaden the commercial applications of our existing product lines, leveraging relationships with existing distributors and growers’ positive experiences with existing product lines, and educating growers with on-farm product demonstrations and controlled product launches with key target customers and other early adopters. We believe this approach enables us to stay ahead of our competition in providing innovative pest management solutions, enhances our sales process at the distributor level and helps us to capture additional value from our products.

The agricultural industry is increasingly dependent on effective and sustainable pest management practices to maximize yields and quality in a world of increased demand for agricultural products, rising consumer awareness of food production processes and finite land and water resources. In addition, our research has shown that the global market for biopesticides is growing substantially faster than the overall market for pesticides. This demand is in part a result of conventional growers acknowledging that there are tangible benefits to adopting natural pest management products into integrated pest management (IPM) programs. We believe that our competitive strengths, including our commercially available products, robust pipeline of novel product candidates, proprietary technology and product development process, commercial relationships and industry experience, position us for rapid growth by providing solutions for these global trends.

We currently offer three product lines for commercial sale: Regalia, an initial formulation of which we began selling in the fourth quarter of 2008, Grandevo, an initial formulation of which we began selling in the fourth quarter of 2011, and Zequanox, which we began selling in the second half of 2012. In addition, we have one product candidate, Opportune, an herbicide, which received EPA approval in April 2012, and we submitted Venerate, an insecticide, and MBI-011, another herbicide to the EPA for registration. A large portion of our sales are currently attributable to conventional growers who use our natural pest management products either to replace conventional chemical pesticides or enhance the efficacy of their IPM programs. In addition, a portion of our sales are attributable to organic farmers, who cannot use conventional pesticides and have few alternatives for pest management. We intend to continue to develop and commercialize natural pest management and plant health products that are allowed for use by organic farmers.

We sell our crop protection products to leading agrichemical distributors while also working directly with growers to increase existing and generate new product demand. To date, we have marketed our bio-based pest management and plant health products for agricultural applications to U.S. growers, through distributors and our own sales force, and we have focused primarily on high value specialty crops such as grapes, citrus, tomatoes, leafy greens and ornamental plants. As we continue to demonstrate the efficacy of our bio-based pest management and plant health products on new crops or for new applications, we may either continue to sell our product through our in-house sales force or collaborate with third parties for distribution to select markets. For example, we anticipate that there may be a significant opportunity for selling Regalia as a yield enhancer for large-acre row crop markets such as corn, cotton and soybeans, and we have engaged third-party distributors for these sales.

We have historically sold the significant majority of our products in the United States, although we have strategically launched Regalia in select international markets. For example, we launched Regalia in the United Kingdom in 2009, Turkey in 2010, Mexico in 2011 and Canada in 2012. We are continuing to form strategic collaborations with major agrichemical companies such as FMC (for markets in Latin America) and Sygnenta (for markets in Africa, Europe and the Middle East) to accelerate our entry into certain international markets where these distributors are already selling Regalia, as well as in Asia Pacific markets. In addition to engaging these large-scale international distributors, we intend to form new strategic collaborations with other market-leading companies in our target markets and regions to expand the supply of our products globally, particularly in markets for which our products fall under exemptions from registration. In the longer term, when we launch Grandevo and other products internationally, we expect to generate a significant portion of our revenues from international sales of our products.

We currently market our water treatment product, Zequanox, through our sales and technical workforce to hydroelectric power generation companies, combustion power generation companies and industrial facilities at various geographical sites. We are also in discussions with several potential leaders in water treatment technology and applications regarding potential arrangements to sell Zequanox in the United States and international markets to supplement the efforts of our sales force. We intend to enter into distribution arrangements with third parties to market Zequanox internationally. We may enter into similar arrangements for distribution of Zequanox for use in certain applications such as treatment of lakes, aqueducts and drinking water facilities in the United States. We believe that Zequanox presents a unique opportunity for generating long-term revenue, as there are limited water treatment options available to date, most of which are time-consuming, costly or subject to high levels of regulation.

Our biopesticide products cannot be sold in the United States except under an EPA-approved use label. As such, we launch early formulations of our products to targeted customers under EPA-approved use labels, which list a limited number of crops and applications, to gather field data, gain product knowledge and get feedback to our research and development team while the EPA reviews new product formulations and expanded use labels for already approved formulations covering additional crops and applications. Based on these initial product launches, sales and demonstrations in additional regions and other tests and trials, we continue to enhance our products and submit product formulations and expanded use labels to the EPA and other regulatory agencies. For example, we began sales of Regalia SC, an earlier formulation of Regalia, in the Florida fresh tomatoes market in 2008, while a more effective formulation of Regalia with an expanded use label, including listing for use in organic farming, was under review by the EPA. When approved, we launched this new formulation into the Southeast United States in 2009 and nationally in 2010. In 2011, we received EPA approval of a newly expanded Regalia label covering hundreds of crops and various new uses for applications to soil and through irrigation systems. Likewise, in May 2013, we received approval for an improved Grandevo label, and have submitted the revised label for individual U.S. state approval.

Our total revenues were $7.1 million and $5.3 million in the years ended December 31, 2012 and 2011 respectively, and have risen as growers have increasingly adopted our products. We generate our revenues primarily from product sales, which historically were principally attributable to sales of Regalia and are now increasingly attributable to Grandevo. Since 2011, we have also recognized revenues from our strategic collaboration and distribution agreements, which amounted to $0.2 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively.

We currently sell our crop protection products through the same leading agricultural distributors used by the major agrichemical companies. Three of these distributors accounted for 58% and 66% of our total revenues in the years ended December 31, 2012 and 2011, respectively. While we expect product sales to a limited number of distributors to continue to be our primary source of revenues, as we continue to develop our pipeline and introduce new products to the marketplace, we anticipate that our revenues stream will be diversified over a broader product portfolio and customer base.

Our cost of product revenues was $4.3 million and $2.2 million in the years ended December 31, 2012 and 2011, respectively. Cost of product revenues consists principally of the cost of raw materials, including inventory costs and third-party services related to procuring, processing, formulating, packaging and shipping our products. We expect our cost of product revenues to increase as we expand sales of Regalia, Grandevo and Zequanox.

Our research and development expenses have historically comprised a significant portion of our operating expenses, amounting to $12.7 million and $9.4 million in the years ended December 31, 2012 and 2011, respectively. We intend to continue to devote significant resources toward our proprietary technology and adding to our pipeline of natural pest management and plant health products using our proprietary discovery process, sourcing and commercialization expertise and rapid and efficient development process.

Selling, general and administrative expenses incurred to establish and build our market presence and business infrastructure have generally comprised the remainder of our operating expenses, amounting to $10.3 million and $6.8 million in the years ended December 31, 2012 and 2011, respectively. We expect that in the future, our selling, general and administrative expenses will increase due to our expanded product portfolio.

In addition, in the year ended December 31, 2012, in connection with a convertible note, we incurred a non-recurring, non-cash charge of $3.6 million as operating expenses. We also recognized a $12.5 million non-cash charge attributable to a change in estimated fair value of financial instruments.

Historically, we have funded our operations from the issuance of shares of common stock, preferred stock, warrants and convertible notes, the issuance of debt and entry into financing arrangements, product sales, payments under strategic collaboration and distribution agreements and government grants, but we have experienced significant losses as we invested heavily in research and development. We expect to incur additional losses related to our investment in the continued development, expansion and marketing of our product portfolio.

Key Components of Our Results of Operations

Product Revenues

Product revenues consist of revenues generated from sales to distributors and from sales of our products to direct customers, net of rebates and cash discounts. Our product revenues historically were primarily derived from sales of Regalia, but now are increasingly attributable to Grandevo. We elected to discontinue marketing GreenMatch, our first product, an organic herbicide in 2011 to focus on more attractive opportunities and products. We continued to sell our remaining inventory of GreenMatch to a limited number of existing customers, but terminated such sales upon the exhaustion of product inventory in July 2012. Product revenues in the United States constituted 80%, 93% and 86% of our total product revenues in years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, respectively. Product revenues constituted 97%, 99% and 97% of our total revenues in the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, respectively.

License Revenues

License revenues generally consist of revenues recognized under our strategic collaboration and distribution agreements for exclusive distribution rights, either for Regalia or for our broader pipeline of products, for certain geographic markets or for market segments that we are not addressing directly through our internal sales force. Our strategic collaboration and distribution agreements generally outline overall business plans and include payments we receive at signing and for the achievement of testing validation, regulatory progress and commercialization events. As these activities and payments are associated with exclusive rights that we provide over the term of the strategic collaboration and distribution agreements, revenues related to the payments received are deferred and recognized as revenues over the term of the exclusive period of the respective agreements, which we estimate to be between 5 and 17 years based on the terms of the contract and the covered products and regions. For the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, license revenues constituted 3%, 1% and 3% of total revenues, respectively. As of March 31, 2013, we had received an aggregate of $2.4 million in payments under these agreements, and there were up to $4.9 million in payments under these agreements that we could potentially receive if the testing validation, regulatory progress and commercialization events occur. See “Business—Strategic Collaborations and Relationships.”

Cost of Product Revenues and Gross Profit

Cost of product revenues consists principally of the cost of raw materials, including inventory costs and third-party services related to procuring, processing, formulating, packaging and shipping our products. Cost of product revenues also may include charges due to inventory adjustments. Gross profit is the difference between total revenues and the cost of product revenues. Gross margin is the gross profit as expressed as a percentage of revenues.

We have entered into in-license technology agreements with respect to the use and commercialization of our three commercially available product lines, including Regalia, Grandevo and Zequanox, and certain products under development. Under these licensing arrangements, we typically make royalty payments based on net product revenues, with royalty rates varying by product and ranging between 2% and 5% of net sales, subject in certain cases to aggregate dollar caps. These royalty payments are included in cost of product revenues, but they have historically not been significant. In addition, costs associated with license revenues have been included in cost of product revenues, as they have not been significant. The exclusivity and royalty provisions of these agreements are generally tied to the expiration of underlying patents. The in-licensed patents for Regalia and Zequanox will expire in 2017 and the in-licensed currently issued U.S. patent for Grandevo is expected to expire in 2024. There is, however, a pending in-licensed patent application relating to Grandevo which could expire later than 2024. After the termination of these provisions, we may continue to produce and sell these products. While third parties thereafter may develop products using the technology under the expired patents, we do not believe that they can produce competitive products without infringing other aspects of our proprietary technology, and we therefore do not expect the expiration of the patents or the related exclusivity obligations to have a significant adverse financial or operational impact on our business. See “Business—Intellectual Property Rights” for a more detailed description of these in-license agreements.

We expect to see increases in gross profit over the life cycle of each of our products because gross margin will be increased over time as production processes improve and gain efficiencies and we increase product yields. While we expect margins to improve on a product-by-product basis, our overall gross margins may vary from time to time as we introduce new products. In particular, we are experiencing and expect further near-term declines in overall gross margins as we expand sales of Grandevo and Zequanox and if we introduce Opportune, our EPA-approved bioherbicide. Gross profit has been and will continue to be affected by a variety of factors, including product manufacturing yields, changes in product production processes, new product introductions, product mix and average selling prices.

To date, we have relied on third parties for the production of our products. This production arrangement has allowed us to achieve attractive gross margins for Regalia, a plant extract-based product. However, we believe reliance on third parties have resulted in lower gross margins for Grandevo, a fermentation-based product. Accordingly, in July 2012, we acquired a manufacturing facility, which we are repurposing for manufacturing operations, and we plan to further expand capacity at this facility using a portion of the proceeds from this offering.

Research and Development

Research and development expenses principally consist of personnel costs, including wages, benefits and share-based compensation, related to our research and development staff in support of product discovery and development activities. Research and development expenses also include costs incurred for laboratory supplies, field trials and toxicology tests, quality control assessment, consultants and facility and related overhead costs. We have received grants and funding for our research from federal governmental entities. We recognize amounts under these grants as an offset to our overall research and development expenses as services under the grant are performed. These grant offsets totaled $0.2 million for each of the years ended December 31, 2012 and 2011, and there were no grants for the three months ended March 31, 2013.

We expect to increase our investments in research and development by hiring additional research and development staff, increasing the number of third-party field trials and toxicology tests for developing additional products and expanding uses for existing products. As a result, we expect that our research and development expenses will increase in absolute dollars for the foreseeable future. As our sales increase, we expect our research and development expenses to decrease as a percentage of total revenues, although, we could experience quarterly fluctuations.

Non-Cash Charge Associated with a Convertible Note

In December 2012, we issued a $12.5 million convertible note to Syngenta Ventures Pte. LTD., an affiliate of one of our distributors, and incurred charges of $3.9 million representing the excess of the estimated fair value of the convertible note on the date of issuance compared to the cash received. Because the holder of this convertible note is an affiliate of one of our distributors, we recorded $0.3 million of the charges as a reduction of revenues recognized under our agreements with the affiliated distributor through the date of issuance of the convertible note in December 2012. We recorded the remaining $3.6 million of the charges in operating expenses as a non-recurring non-cash charge associated with a convertible note. See Note 7 in the accompanying audited consolidated financial statements for further discussion.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel costs, including wages, benefits and share-based compensation, related to our executive, sales, marketing, finance and human resources personnel, as well as professional fees, including legal and accounting fees, and other selling costs incurred related to business development and to building product and brand awareness. We create brand awareness through programs such as speaking at industry events, trade show displays and hosting local-level grower and distributor meetings. In addition, we dedicate significant resources to technical marketing literature, targeted advertising in print and online media, webinars and radio advertising. Costs related to these activities, including travel, are included in selling expenses. Our administrative expenses have increased in recent periods in preparation for becoming a public company.

We expect our selling expenses to increase in the near term, both in absolute dollars and as a percent of revenue, particularly as we market and sell new products or product formulations to the marketplace. In the long term, we expect our selling, general and administrative expenses to decline as a percent of revenue. We expect our overall selling, general and administrative expenses to increase in absolute dollars in order to drive product sales, and we will incur significant additional expenses associated with operating as a public company. Such increases may include increased insurance premiums, investor relations expenses, legal and accounting fees associated with the expansion of our business and corporate governance, financial reporting expenses, expenses related to Sarbanes-Oxley and other regulatory compliance obligations. We expect to hire additional personnel, particularly in the area of general and administrative activities to support the growth of the business.

Interest Expense

We recognize interest expense on notes payable, convertible notes and other debt obligations. During 2012, we entered into a $0.5 million term loans and issued $24.1 million in convertible notes and $17.5 million in promissory notes, including a $10 million promissory note paid off prior to its maturity date. Accordingly, our interest expense increased both in absolute terms and as a percentage of revenues. In October 2012, we issued a $2.5 million convertible note, and we incurred $0.2 million of interest expense for the year ended December 31, 2012 as a result of the excess in the $2.7 million estimated fair value of the convertible note on the date of issuance compared to the cash received. Immediately following the completion of this offering, the convertible notes will convert into shares of our common stock. Accordingly, we will cease to incur the interest expense associated with these convertible notes. Please see “—Liquidity and Capital Resources” for a discussion of the term loan, convertible notes and promissory notes.

Interest Income

Interest income consists primarily of interest earned on investments and cash balances. Our interest income will vary each reporting period depending on our average investment and cash balances during the period and market interest rates.

Change in Estimated Fair Value of Financial Instruments and Deemed Dividend on Convertible Notes

We account for the outstanding warrants exercisable into shares of our Series A, Series B and Series C convertible preferred stock as liability instruments, as the Series A, Series B and Series C convertible preferred stock into which these warrants are convertible upon the occurrence of certain events or transactions. We also account for the outstanding warrants exercisable into a variable number of common shares at a fixed monetary amount as liability instruments. Our convertible notes are recorded at estimated fair value on a recurring basis as the predominant settlement feature of the convertible notes is to settle a fixed monetary amount in a variable number of shares. We adjust the warrants and the convertible notes to fair value at each reporting period with the change in estimated fair value recorded in the consolidated statements of operations. See “—Critical Accounting Policies” for further detail.

Based on our operating performance (including the closing of several debt financings) and the increased likelihood of completing an initial public offering or a merger between April 18, 2012 (the issuance date of the warrants to purchase shares of Series C convertible preferred stock) and December 31, 2012, the estimated fair value of the warrant liability increased by $1.6 million, which was recognized as a loss in the change in estimated fair value of financial instruments for the year ended December 31, 2012. There were no material changes to the estimated fair value of warrants for the three months ended March 31, 2013.

We issued $24.1 million in convertible notes during the year ended December 31, 2012. Based on our operating performance and the increased likelihood of completing an initial public offering or a merger between the issuance dates of these convertible notes and the respective fiscal period ends, we recognized a loss due to the change in estimated fair value of financial instruments of $10.9 million and $3.5 million for the year ended December 31, 2012 and for the three months ended March 31, 2013, respectively. In addition to the ongoing adjustments to the estimated fair value of our convertible notes, we also recognized a one-time deemed dividend in connection with the issuance of certain convertible notes to preferred shareholders because we estimated the fair value of the convertible notes as of the issuance dates to be $11.1 million whereas we received cash proceeds of $9.1 million. Accordingly, we determined that the $2.0 million excess of the estimated fair value of the convertible notes on the dates of issuance over cash proceeds to us represents a deemed dividend to preferred stockholders, and this amount was reflected in the net loss attributable to common stockholders during the year ended December 31, 2012.

We do not expect any adjustments relating to these warrants and convertible notes to continue upon the completion of this offering because the Series A and Series B convertible preferred stock warrants, the common stock warrants and the convertible notes will automatically convert into common stock in accordance with their terms at such time, and the Series C convertible preferred stock warrants will, if not otherwise exercised, automatically convert into warrants to purchase common stock.

Income Tax Provision

Since our inception, we have been subject to income taxes principally in the United States. We anticipate that as we further expand our sales into foreign countries, we will become subject to taxation based on the foreign statutory rates and our effective tax rate could fluctuate accordingly.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of March 31, 2013, based on the available information, it is more likely than not that our deferred tax assets will not be realized, and accordingly we have taken a full valuation allowance against all of our United States deferred tax assets.

As of March 31, 2013, we had net operating loss carry-forwards for federal income tax reporting purposes of $56.4 million, which begin to expire in 2026, and state net operating loss carry-forwards of $54.7 million, which begin to expire in 2016. Additionally, as of March 31, 2013, we had federal research and development tax credits carry-forwards of $1.0 million, which begin to expire in 2026, and state research and development tax credit carry-forwards of $1.0 million, which have no expiration date.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an “ownership change,” as defined in Section 382 of the U.S. Internal Revenue Code of 1986, as amended. We have completed a Section 382 analysis as of May 1, 2013, and have concluded that $0.5 million in limitations are expected to be placed on these carry-forwards as a result of our previous ownership changes. We have not updated our Section 382 analysis to consider events since May 1, 2013, including the effect of issuing common stock pursuant to this offering, the automatic conversion of all outstanding convertible notes as a result of this offering, and any other related transactions. Our existing net operating loss carry-forwards or credits may be subject to significant limitations due to these events. Our inability to use these net operating loss carry-forwards as a result of the Section 382 limitations could harm our financial condition.

Results of Operations

The following table sets forth certain statements of operations data as a percentage of total revenues:

	FISCAL YEAR		THREE MONTHS ENDED MARCH 31,
	2012	2011	2013	2012
			(Unaudited)
Revenues:
Product	97%	99%	97%	98%
License	3	1	3	2

Total revenues	100	100	100	100
Cost of product revenues	61	41	66	43

Gross profit	39	59	34	57
Operating expenses:
Research and development	178	179	120	137
Non-cash charge associated with a convertible note	51	—	—	—
Selling, general and administrative	144	129	104	116

Total operating expenses	373	308	224	253
Loss from operations	(334)	(249)	(190)	(196)
Other income (expense)
Interest income	—	—	—	—
Interest expense	(34)	(2)	(73)	(3)
Change in estimated fair value of financial instruments	(175)	—	(131)	—
Other income (expense)	—	—	—	—

Total other income (expense), net	(209)	(2)	(204)	(3)

Income taxes	—	—	—	—

Net loss	(543)%	(251)%	(394)%	(199)%

Comparison of Three Months Ended March 31, 2013 and 2012

Product Revenues

	THREE MONTHS ENDED MARCH 31,
	2013	2012
	(Dollars in thousands)
	(Unaudited)
Product revenues	$2,649	$1,956
% of total revenues	97%	98%

Product revenues increased by approximately $0.7 million, or 35%, due to increased acceptance of our products, offset by a negative impact on Regalia sales of unseasonal widespread drought in the three months ended March 31, 2013 compared to same period in 2012.

License Revenues

	THREE MONTHS ENDED MARCH 31,
	2013	2012
	(Dollars in thousands)
	(Unaudited)
License revenues	$81	$43
% of total revenues	3%	2%

License revenues related to certain strategic collaboration and distribution agreements increased by 88% but do not comprise a significant portion of our total revenues.

Cost of Product Revenues and Gross Profit

	THREE MONTHS ENDED MARCH 31,
	2013	2012
	(Dollars in thousands)
	(Unaudited)
Costs of product revenues	$1,795	$860
% of total revenues	66%	43%
Gross profit	$935	$1,139
% of total revenues (gross margin)	34%	57%

Our cost of product revenues increased by $0.9 million, or 109%, and our gross margins declined from 57% to 34%, in each case primarily due to an increase in sales of Grandevo products, which have lower gross margins than our Regalia products, and a decrease in sales of Regalia products.

Research and Development

	THREE MONTHS ENDED MARCH 31,
	2013	2012
	(Dollars in thousands)
	(Unaudited)
Research and development	$3,283	$2,733
% of total revenues	120%	137%

Research and development expense increased by $0.6 million, or 20%, attributable primarily to an increase of $0.4 million in employee-related expenses, which consisted primarily of salaries and wages, and $0.2 million in expenses related primarily to outside expenses, fixed expenses and general expenses, which are made up of items such as depreciation, rent and laboratory fees.

Selling, General and Administrative Expenses

	THREE MONTHS ENDED MARCH 31,
	2013	2012
	(Dollars in thousands)
	(Unaudited)
Selling, general and administrative	$2,847	$2,322
% of total revenues	104%	116%

Selling, general and administrative expenses increased by $0.5 million, or 23%. Of the increase, $0.3 million was employee-related, driven by increased headcount, which primarily related to salaries and wages, and $0.2 million was attributable to outside services such as consulting, accounting and tax fees, as well as other professional services.

Other Expense, Net

	THREE MONTHS ENDED MARCH 31,
	2013	2012
	(In thousands)
	(Unaudited)
Interest income	$1	$2
Interest expense	(1,985)	(56)
Change in estimated fair value of financial instruments	(3,563)	(15)
Other income (expense)	(7)	1

Total other expense, net	$(5,554)	$(68)

Interest expense increased primarily as a result of the increased borrowings under notes payable, convertible notes and capital lease agreements.

The change in the estimated fair value of financial instruments was associated with outstanding warrants and convertible notes issued subsequent to March 31, 2012. After such date, we issued $16.1 million in convertible notes, warrants to purchase 191,177 shares of Series C convertible preferred stock and warrants for the issuance of a variable number of shares of common stock based on a fixed monetary amount. See “—Critical Accounting Policies” below for further discussion.

Comparison of Twelve Months Ended December 31, 2012 and 2011

Product Revenues

	FISCAL YEAR
	2012	2011
	(Dollars in thousands)
Product revenues	$6,961	$5,194
% of total revenues	97%	99%

Product revenues increased by approximately $1.8 million, or 34%, as a result of a $1.9 million increase in Regalia and Grandevo sales, including $0.9 million related to an increase in international sales. Grandevo was introduced in 2011, and the year ended December 31, 2012 represented the first full year of sales of this product. The increased revenues due to sales of Regalia and Grandevo were partially offset by a $0.1 million decrease in sales of our GreenMatch product, which we elected to discontinue marketing in mid-2011 to focus on more attractive opportunities and products.

License Revenues

	FISCAL YEAR
	2012	2011
	(Dollars in thousands)
License revenues	$179	$57
% of total revenues	3%	1%

License revenues increased by $0.1 million related to certain strategic collaboration and distribution agreements which were in effect for only a portion of 2011.

Cost of Product Revenues and Gross Profit

	FISCAL YEAR
	2012	2011
	(Dollars in thousands)
Costs of product revenues	$4,333	$2,172
% of total revenues	61%	41%
Gross profit	$2,807	$3,079
% of total revenues (gross margin)	39%	59%

Our cost of product revenues increased by $2.2 million, or 99%, due to a $0.9 million charge in 2012 due to inventory write-off of an early formulation of our Zequanox line of products that was not suitable for sale, and a $1.4 million increase in product costs, consisting of $0.4 million and $0.6 million associated with higher revenues from Regalia and Grandevo, respectively, $0.3 million associated with increased royalties and purchase incentives and $0.1 million of other product costs, primarily associated with Zequanox. These higher product costs were offset by a $0.1 million decrease in GreenMatch product costs.

Gross profit decreased by $0.3 million, or 9%, due primarily to the inventory write-off on Zequanox.

Research and Development

	FISCAL YEAR
	2012	2011
	(Dollars in thousands)
Research and development	$12,741	$9,410
% of total revenues	178%	179%

Research and development expense increased by $3.3 million, or 35%, attributable to an increase of approximately $1.3 million in direct testing costs, $1.1 million in employee-related expenses driven by increased headcount, $0.2 million in supplies and materials, $0.2 million in fixed expenses primarily related to rent and depreciation, $0.2 million in outside consulting services and $0.3 million in travel expenses and general costs. Our direct testing costs in fiscal year 2012 were primarily driven by testing of Regalia and Zequanox for foreign markets.

Non-Cash Charge Associated with a Convertible Note

	FISCAL YEAR
	2012	2011
	(Dollars in thousands)
Non-cash charge associated with a convertible note	$3,610	$—
% of total revenues	51%	—%

This charge was associated with the issuance of a convertible note during 2012 for which the estimated fair value at the date of issuance was greater than the proceeds received from the convertible note. Because the holder of this convertible note is one of our existing preferred stockholders and is an affiliate of one of our distributors as of the date of issuance, we recorded $0.3 million of the expense as a reduction to the revenues associated with the affiliated distributor from inception through the date of issuance, and the remaining $3.6 million was recorded in operating expenses as a non-recurring non-cash charge associated with a convertible note.

Selling, General and Administrative Expenses

	FISCAL YEAR
	2012	2011
	(Dollars in thousands)
Selling, general and administrative	$10,294	$6,793
% of total revenues	144%	129%

Selling, general and administrative expenses increased by $3.5 million, or 52%. Of the increase, $2.0 million was employee-related driven by increased headcount, $1.1 million was attributable to marketing and professional services and overhead costs and $0.4 million was travel-related.

Total Other Expense, Net

	FISCAL YEAR
	2012	2011
	(In thousands)
Interest income	$16	$22
Interest expense	(2,466)	(88)
Change in estimated fair value of financial instruments	(12,461)	1
Other income (expense)	(45)	9

Total other expense, net	$(14,956)	$(56)

Interest income for fiscal year 2012 and fiscal year 2011, consisting primarily of interest on cash and short-term investments, was largely unchanged. Interest expense increased significantly in fiscal year 2012 due to the issuance of new debt totaling $18.0 million and convertible notes totaling $24.1 million.

The change in estimated fair value of financial instruments was associated with outstanding warrants and convertible notes. In fiscal year 2012, we issued $24.1 million in convertible notes, warrants to purchase 191,177 shares of Series C convertible preferred stock and warrants for the issuance of a variable number of shares of common stock based on a fixed monetary amount. We are required to assess the fair value of the outstanding financial instruments at every reporting period. The change in estimated fair value of the financial instruments is the result of the changing probability weighted expected returns associated with the specific financial instrument. See “—Critical Accounting Policies” below for further discussion.

Other expense in 2012 primarily reflects foreign currency transaction expenses incurred during the year.

Seasonality and Quarterly Results

Our sales of individual products are generally expected to be seasonal. For example, we expect that Regalia, a fungicide, will be sold and applied to crops in greater quantity in the second and fourth quarters. These seasonal variations may be especially pronounced because sales of Regalia accounted for 84%, 95%, and 47% of our total revenues in the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, respectively. As we expand the registration and commercialization of Regalia into the southern hemisphere, where seasonality of sales should be counter cyclical to the northern hemisphere, we expect Regalia’s worldwide sales volatility to decrease over time. In addition, we expect that our sales of Zequanox will be seasonal. Invasive zebra and quagga mussels typically feed and reproduce at water temperatures above 59°F. Treatments to kill these mussels are therefore most effective from June through September in the eastern United States, Canada and Europe and from April through October in the southwestern United States along the mussel-infested lower Colorado River. We expect that until we initiate sales of Zequanox in the southern hemisphere, sales of Zequanox will not be significant during the months of November through March.

However, planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we have historically experienced substantial fluctuations in quarterly sales. In particular, weather conditions and natural disasters such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, affect decisions by our distributors, direct customers and end users about the types and amounts of pest management products to purchase and the timing of use of such products. For example, in 2012, the United States experienced nationwide abnormally low rainfall or drought, reducing the incidence of fungal diseases such as mildews, and these conditions have been present in some of our key markets in 2013 as well. We believe these conditions have reduced industry-wide sales of fungicides in 2012 and 2013 relative to prior years, inhibiting growth in sales of Regalia, a biofungicide. On the other hand, drought may increase the incidence of pest insect infestations, and therefore we believe sales of insecticides, including Grandevo, which we introduced in 2012, are likely to increase if these current drought conditions persist. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

The level of seasonality in our business overall is difficult to evaluate as a result of our relatively early stage of development, our relatively limited number of commercialized products, our expansion into new geographical territories, the introduction of new products and the timing of introductions of new formulations and products. It is possible that our business may be more seasonal, or experience seasonality in different periods, than anticipated. For example, if sales of Zequanox become a more significant component of our revenue, the separate seasonal sales cycles could cause further shifts in our quarterly revenue. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our products and the fiscal or quarterly budget cycles of our distributors, direct customers and end users. Customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year. For example, we believe that we experienced higher sales of Regalia in the first quarter of 2011 than in the second as a result of distributors ordering in advance of the application season.

The following tables set forth our unaudited consolidated statements of operations for the first quarter of fiscal year 2013 and for each of the four quarters covering fiscal year 2012 and fiscal year 2011, both in terms of dollars and as a percentage of revenues. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the consolidated financial information set forth below. You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the operating results expected in future reporting periods.

Fiscal Year 2011:

	MARCH 31, 2011	JUNE 30, 2011	SEPTEMBER 30, 2011	DECEMBER 31, 2011
	(In thousands)
	(Unaudited)
Revenues:
Product	$1,934	$1,070	$993	$1,197
License	—	—	13	44

Total revenues	1,934	1,070	1,006	1,241
Cost of product revenues	777	462	401	532

Gross profit	1,157	608	605	709
Operating expenses:
Research and development	1,641	2,547	2,542	2,680
Selling, general and administrative	1,471	1,642	1,699	1,981

Total operating expenses	3,112	4,189	4,241	4,661

Loss from operations	(1,955)	(3,581)	(3,636)	(3,952)
Other income (expense):
Interest income	1	2	7	12
Interest expense	(23)	(25)	(15)	(25)
Change in estimated fair value financial instruments	4	2	(2)	(3)
Other income, net	1	2	2	4

Total other expense, net	(17)	(19)	(8)	(12)

Income taxes	—	—	—	—

Net loss	$(1,972)	$(3,600)	$(3,644)	$(3,964)

	MARCH 31, 2011	JUNE 30, 2011	SEPTEMBER 30, 2011	DECEMBER 31, 2011
	(Unaudited)
Revenues:
Product	100%	100%	99%	96%
License	—	—	1	4

Total revenues	100	100	100	100
Cost of product revenues	40	43	40	43

Gross profit	60	57	60	57
Operating expenses:
Research and development	85	238	253	216
Selling, general and administrative	76	154	169	160

Total operating expenses	161	392	422	376

Loss from operations	(101)	(335)	(362)	(319)
Other income (expense):
Interest income	—	—	1	1
Interest expense	(1)	(2)	(1)	(1)
Change in estimated fair value of financial instruments	—	1	—	—
Other income, net	—	—	—	—

Total other expense, net	(1)	(1)	—	—

Income taxes	—	—	—	—

Net loss	(102)%	(336)%	(362)%	(319)%

Fiscal Year 2012 and First Quarter of Fiscal Year 2013:

	THREE MONTHS ENDED
	MARCH 31, 2012	JUNE 30, 2012	SEPTEMBER 30, 2012	DECEMBER 31, 2012	MARCH 31, 2013
	(In thousands)
	(Unaudited)

Revenues (1):
Product	$1,956	$1,421	$662	$2,922	$2,649
License	43	88	76	(28)	81

Total revenues	1,999	1,509	738	2,894	2,730
Cost of product revenues	860	684	521	2,268	1,795

Gross profit	1,139	825	217	626	935
Operating expenses:
Research and development	2,733	2,415	3,350	4,243	3,283
Non-cash financing costs associated with a convertible note	—	—	—	3,610	—
Selling, general and administrative	2,322	2,166	2,617	3,189	2,847

Total operating expenses	5,055	4,581	5,967	11,042	6,130

Loss from operations	(3,916)	(3,756)	(5,750)	(10,416)	(5,195)
Other income (expense):
Interest income	2	4	10	—	1
Interest expense	(56)	(601)	(593)	(1,216)	(1,985)
Change in estimated fair value of financial instruments (2)	(15)	435	(7,473)	(5,408)	(3,563)
Other income (expense), net	1	6	4	(56)	(7)

Total other expense, net	(68)	(156)	(8,052)	(6,680)	(5,554)

Income taxes	—	—	—	—	—

Net loss	$(3,984)	$(3,912)	$(13,802)	$(17,096)	$(10,749)

	THREE MONTHS ENDED
	MARCH 31, 2012	JUNE 30, 2012	SEPTEMBER 30, 2012	DECEMBER 31, 2012	MARCH 31, 2013
	(Unaudited)
Revenues (1):
Product	98%	94%	90%	101%	97%
License	2	6	10	(1)	3

Total revenues	100	100	100	100	100
Cost of product revenues	43	45	71	78	66

Gross profit	57	55	29	22	34
Operating expenses:
Research and development	137	160	454	147	120
Non-cash financing charges associated with a convertible note	—	—	—	125	—
Selling, general and administrative	116	143	355	110	104

Total operating expenses	253	303	809	382	224

Loss from operations	(196)	(248)	(780)	(360)	(190)
Other income (expense):
Interest income	—	—	1	—	—
Interest expense	(3)	(40)	(80)	(42)	(73)
Change in estimated fair value of financial instruments (2)	—	29	(1,013)	(187)	(131)
Other income (expense), net	—	—	1	(2)	—

Total other income (expense), net	(3)	(11)	(1,091)	(231)	(204)

Income taxes	—	—	—	—	—

Net loss	(199)%	(259)%	(1,871)%	(591)%	(394)%

(1)

We also receive payments under strategic collaboration and distribution agreements under which we provide third parties with exclusive development, marketing and distribution rights. These payments are initially classified as deferred revenues and recognized as revenues over the exclusivity period. During the three months ended December 31, 2012, we recorded a reduction of revenue of $0.3 million associated consideration provided to an affiliate of a distributor. Of this, $0.2 million related to product and $0.1 million related to license. Please see Note 2 to our audited consolidated financial statements for an explanation of the method used to calculate license revenues and Note 7 to our audited consolidated financial statements related to the reduction of revenues.

(2)

Refers to the change in fair value of financial instruments. We account for the outstanding warrants exercisable into shares of our Series A, Series B and Series C convertible preferred stock as liability instruments, as the Series A, Series B and Series C convertible preferred stock into which these warrants are convertible upon the occurrence of certain events or transactions. We also account for the outstanding warrants exercisable into a variable number of common shares at a fixed monetary amount as liability instruments. In addition, we account for our convertible notes at estimated fair value. We adjust the warrant instruments and convertible notes to fair value at each reporting period with the change in fair value recorded in the statements of operations. We do not expect these expenses to continue after the completion of this offering because the Series B convertible preferred stock warrants have been exercised, the Series A and Series C convertible preferred stock warrants will have been exercised effective as of the completion of this offering, the convertible notes will automatically convert into common stock in accordance with their terms upon the completion of this offering, and the common stock warrants will, in accordance with their terms upon the completion of this offering, either automatically be exercised for shares of common stock or will represent the right to purchase a fixed number of shares. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Components of Our Results of Operations—Change in Estimated Fair Value of Financial Instruments and Deemed Dividend on Convertible Notes.”

Liquidity and Capital Resources

From our inception through March 31, 2013, our operations have been financed primarily by net proceeds from the private placements of convertible preferred stock, convertible notes, promissory notes, term loans, as well as proceeds from the sale of our products and payments under strategic collaboration and distribution agreements and government grants. As of March 31, 2013, our cash and cash equivalents totaled $1.8 million. In addition, subsequent to March 31, 2013, we received gross proceeds of $10.2 in connection with the sale of convertible notes and promissory notes, and entered into a credit facility with a group of lenders under which such lenders have committed to permit us to draw an aggregate of up to $5.0 million (subject to our obtaining additional commitments from lenders, such amount may be increased to up to $7.0 million). We believe our current cash and cash equivalents and short-term investments, along with the proceeds from this offering and cash from revenues, will be sufficient to satisfy our liquidity requirements for the next 24 months.

Since our inception, we have incurred significant net losses, and, as of March 31, 2013, we had an accumulated deficit of $86.3 million, and we expect to incur additional losses related to the continued development and expansion of our business. Our liquidity may be negatively impacted as a result of slower than expected adoption of our products and higher than anticipated costs incurred in connection with repurposing our manufacturing facility acquired in July 2012. We have certain strategic collaboration and distribution agreements under which we receive payments for the achievement of testing validation, regulatory progress and commercialization events. As of March 31, 2013, we had received an aggregate of $2.4 million in payments under these agreements, and there were up to $4.9 million in payments under these agreements that we could potentially receive if the testing validation, regulatory progress and commercialization events occur.

For the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, we used $2.8 million, $0.4 million, and $0.4 million, respectively, in cash to fund capital expenditures. In July 2012, we acquired a manufacturing facility, including associated land, property and equipment, located in Bangor, Michigan, for approximately $1.5 million. Our business plan contemplates developing significant internal commercial manufacturing capacity using this facility, and we are repurposing the facility and commenced manufacturing our natural pest management and plant health products in the first half of 2013. We currently anticipate that this upgrade and preparation of the facility will require between $5.0 million and $7.0 million of capital expenditures during the nine months ending December 31, 2013. In addition, should we expand our facility to accommodate higher volumes, we anticipate we will need to spend $19.0 million to $21.0 million of additional funds in 2014. We anticipate that these additional expenditures will be in part funded using a portion of the proceeds from this offering.

We had various convertible note and debt arrangements in place as of March 31, 2013, in each case as discussed further in “Description of Certain Indebtedness” and below, consisting of the following (dollars in thousands):

DESCRIPTION	STATED ANNUAL INTEREST RATE	PRINCIPAL AMOUNT BALANCE (INCLUDING ACCRUED INTEREST)	PAYMENT/MATURITY
Promissory Note (1)	6.25%	$13	Monthly/May 2013
Promissory Note (1)	7.00%	$231	Monthly/November 2014
Term Loan (1)	7.00%	$397	Monthly/April 2016
Convertible Notes (2)	10.00%	$9,999	September 2013
Promissory Notes (3)	12.00%	$7,500	Monthly (6)/October 2015
Convertible Note (4)	12.00%	$2,639	October 2015
Convertible Note (5)	10.00%	$12,903	October 2015

(1)	See “—Five Star Bank.”
(2)	See “—March and October 2012 Convertible Notes.”
(3)	See “—October 2012 Junior Secured Promissory Notes.”
(4)	See “—October 2012 Subordinated Convertible Note.”
(5)	See “—December 2012 Convertible Note.”
(6)	Monthly payments are interest only until maturity.

Five Star Bank:

We have entered into two promissory notes with Five Star Bank: in May 2008, we entered into a promissory note that we repaid at a rate of approximately $8,000 per month through maturity in May 2013, and in March 2009, we entered into a promissory note that we repay at a rate of approximately $13,000 per month through maturity in November 2014. In addition, in March 2012, we entered into a term loan agreement with Five Star Bank, which replaced our existing revolving line of credit with the bank. Under the term loan agreement, we are obligated to repay the loan at a rate of approximately $12,000 per month through maturity.

Under the terms of the promissory notes and the term loan agreement, all of our outstanding debt to Five Star Bank is secured by all of our inventory, chattel paper, accounts, equipment and general intangibles (excluding certain financed equipment and any intellectual property). Among other things, a payment default with respect to each of the promissory notes and the term loan, as well as other events such as a default under other loans or agreements that would materially affect us, constitute events of default. Upon an event of default, Five Star Bank may declare the entire unpaid principal and interest immediately due and payable.

March and October 2012 Convertible Notes:

From March 2012 through October 2012, we completed the sale of convertible notes in the aggregate principal amount of $9.1 million to 38 existing investors, including certain holders of more than 5% of our capital stock, in a private placement. We are not obligated to pay interest or principal on the convertible notes, but all principal and accrued interest become convertible into a new class of preferred stock at maturity in September 2013, unless the convertible notes have previously converted into other equity securities. The convertible notes and all principal and accrued interest will automatically convert into shares of our common stock upon completion of this offering at a conversion price equal to 70% of the initial public offering price, with respect to $8.1 million in principal of the notes, and 80% of the initial public offering price, with respect to $1.0 million in principal of the notes. Among other things, an acceleration of the maturity of our other indebtedness, if not cured, may result in an event of default.

October 2012 Junior Secured Promissory Notes:

In October 2012, we completed the sale of promissory notes in the aggregate principal amount of $7.5 million to 12 lenders in a private placement. We are only obligated to pay interest on the promissory notes on a monthly basis until maturity, when the remaining interest and all principal become due. Maturity, currently October 2015, may be extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases to 13% in the first year of the extension and the note matures in October 2016, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of extension and the note matures in October 2017. These promissory notes are secured by a security interest in all of our present and future accounts, chattel paper, commercial tort claims, goods, inventory, equipment, personal property, instruments, investment properties, documents, letter of credit rights, deposit accounts, general intangibles, records, real property, appurtenances and fixtures, tenant improvements and intellectual property, which consists in part of its patents, copyrights and other intangibles.

October 2012 Subordinated Convertible Note:

In October 2012, we completed the sale of a convertible note in the amount of $2.5 million to a lender in a private placement. We are not obligated to pay interest or principal on the convertible note until maturity, when all interest and principal become due. Maturity, currently October 2015, may be extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 12% to 13% in the first year of the extension and the notes mature in October 2016, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of extension and the notes mature in October 2017. The convertible note and all principal and accrued interest will automatically convert into shares of our common stock upon completion of this offering at a conversion price equal to 85% of the initial public offering price.

The convertible note is subordinate to the October 2012 Junior Secured Promissory Notes and is secured by a security interest in all of our present and future accounts, chattel paper, commercial tort claims, goods, inventory, equipment, personal property, instruments, investment properties, documents, letter of credit rights, deposit accounts, general intangibles, records, real property, appurtenances and fixtures, tenant improvements and intellectual property, which consists in part of its patents, copyrights and other intangibles.

December 2012 Convertible Note:

In December 2012, we completed the sale of a convertible note in the amount of $12.5 million in a private placement to Syngenta Ventures Pte. LTD., a holder of more than 5% of our capital stock. We are not obligated to pay interest or principal on the convertible note until maturity, when all interest and principal become due. Maturity, currently October 2015, may be extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension and the note matures in October 2016, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of extension and the note matures in October 2017. The convertible note and all principal and accrued interest will automatically convert into shares of our common stock upon completion of this offering at a conversion price equal to 70% of the initial public offering price.

See also “Description of Certain Indebtedness” for a summary of the material terms of our term loan, promissory notes credit facility and convertible notes outstanding as of June 30, 2013, including those issued subsequent to March 31, 2013.

In addition, on June 13, 2013, we entered into a factoring and security agreement with a third-party that will enable us to sell the entire interest in certain accounts receivable up to $5.0 million. Under the agreement, 15% of the sales proceeds will be held back by the purchaser until collection of such receivables. Upon the sale of the receivable, we will not maintain servicing, but the purchaser may require us to repurchase accounts receivable if (i) the payment is disputed by the account debtor, with the purchaser being under no obligation to determine the bona fides of such dispute, (ii) the account debtor has become insolvent or (iii) upon the effective date of the termination of the agreement. The agreement is secured by all of our personal property and fixtures, and proceeds thereof, including accounts, inventory, equipment and general intangibles other than intellectual property, and the purchaser will retain its security interest in any accounts repurchased by us.

The following table sets forth a summary of our cash flows for the periods indicated:

	FISCAL YEAR		THREE MONTHS ENDED MARCH 31, 2013
	2012	2011
		(In thousands)
			(Unaudited)
Net cash used in operating activities	$(22,425)	$(12,425)	$(7,675)
Net cash used in investing activities	(757)	(2,423)	(432)
Net cash provided by (used in) financing activities	30,973	12,776	(108)

Net increase (decrease) in cash and cash equivalents	$7,791	$(2,072)	$(8,215)

Cash Flows from Operating Activities

Net cash used in operating activities of $22.4 million during the twelve months ended December 31, 2012 primarily resulted from our net loss of $38.8 million, which included non-cash charges of $12.5 million in connection with a change in fair value of financial instruments, $3.9 million in connection with the issuance of a convertible note, $1.2 million of interest expense, $0.7 million in share-based compensation and $0.6 million in depreciation and amortization. In addition, net cash used in operating activities resulted from net changes in operating assets and liabilities of $2.5 million, primarily due to increases in inventory of $1.6 million, $2.5 million in accounts receivable and $2.1 million in prepaid expenses and other assets, offset by increase of $1.2 million in deferred revenue and $2.6 million in accounts payable, accrued liabilities and other liabilities.

Net cash used in operating activities of $12.4 million during the twelve months ended December 31, 2011 primarily resulted from our net loss of $13.2 million and increases in inventory of $1.7 million and net increases in prepaid expenses and other assets and other liabilities of $0.6 million. This was offset by $0.5 million in depreciation and amortization expense, $0.3 million in share-based compensation expense, an increase of $0.8 million in deferred revenue, an increase of $0.7 million in accrued liabilities, an increase of $0.4 million in accounts payable and a decrease $0.4 million in accounts receivable.

Net cash used in operating activities of $7.7 million during the three months ended March 31, 2013 primarily resulted from our net loss of $10.7 million and increases of $0.5 million in prepaid expenses and other assets, inventory of $0.5 million, a decrease in deferred revenues of $0.1 million and a decrease of $1.2 million in accounts payable and accrued liabilities. This was offset by $3.6 million in change in fair value of financial instruments, $1.5 million in non-cash interest expense, $0.2 million in share-based compensation expense, and $0.2 million in depreciation and amortization expense.

Cash Flows from Investing Activities

Net cash used in investing activities was $0.8 million during the twelve months ended December 31, 2012, consisting of approximately $2.8 million used for purchase of property, plant and equipment, primarily associated with a manufacturing plant and its subsequent improvement, offset by $2.0 million provided from the maturity of a short term investment.

Net cash used in investing activities was $2.4 million during the twelve months ended December 31, 2011. Of these amounts, we used $0.4 million for the purchases of property and equipment to support growth in our operations. We used $2.0 million in cash for the purchase of short-term investments.

Net cash used by investing activities was $0.4 million during the three months ended March 31, 2013, and was comprised of the purchase of property and equipment to support growth in our operations.

Cash Flows from Financing Activities

Net cash provided by financing activities of $31.0 million during the twelve months ended December 31, 2012 consisted primarily of $24.1 million from the issuance of convertible notes, $17.4 million from the issuance of debt, net of financial costs and $0.5 million in draws on our line of credit, partially offset by $9.1 million transferred from cash to restricted cash as part of our obligations under a debt agreement to repay a then-outstanding note payable and $1.9 million in payments on our line of credit, debt and capital lease obligations.

Net cash provided by financing activities of $12.8 million during the twelve months ended December 31, 2011 consisted primarily of $13.2 million from the issuance of preferred stock and $0.5 million in draws on our line of credit, partially offset by $0.9 million in payments on our line of credit, debt and capital lease obligations.

Net cash used by financing activities of $0.1 million during the three months ended March 31, 2013 consisted primarily of $9.2 million in payments on our debt and capital lease obligations, $9.1 million of which was funded with restricted cash.

Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2013:

	TOTAL	2013	2014-2015	2016-2017	2018 AND BEYOND
	(In thousands)
	(Unaudited)
Operating lease obligations	$947	$350	$554	$43	$—
Debt and capital leases	8,596	397	8,144	55	—
Interest payments relating to debt and capital leases	2,380	736	1,643	1	—

Total	$11,923	$1,483	$10,341	$99	$—

Operating leases consist of contractual obligations from agreements for non-cancelable office space and leases used to finance the acquisition of equipment. Debt and capital equipment leases and the interest payments relating thereto include promissory notes and capital lease obligations.

Since March 31, 2013, we have not added any leases that would qualify as operating leases, and there have been no material changes to our contractual obligations except the issuance of $10.2 million of additional debt in April and May 2013. See “Description of Certain Indebtedness.”

Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2012 through 2011 and the three months ended March 31, 2013.

Off-Balance Sheet Arrangements

We have not been involved in any material off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Inventories

Inventories are stated at the lower of cost or market (net of realizable value or replacement cost) and include the cost of material and external labor and manufacturing costs. Cost is determined on the first-in, first-out basis. We provide for inventory reserves when conditions indicate that the selling price may be less than cost due to physical deterioration, obsolescence, changes in price levels, or other factors. Additionally, we provide reserves for excess and slow-moving inventory to its estimated net realizable value. The reserves are based upon estimates about future demand from our customers and distributors and market conditions.

Fair Value of Financial Instruments

Fair value is defined as an exit price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows: Level 1, observable inputs such as quoted prices in active markets; Level 2, inputs other than the quoted prices in active markets that are observable either directly or indirectly; and Level 3, unobservable inputs in which there is little or no market data, which requires that we develop our own assumptions. This hierarchy requires the use of observable data, when available, and minimizes the use of unobservable inputs when determining fair value.

We account for the outstanding warrants exercisable into shares of our Series A, Series B and Series C convertible preferred stock as liability instruments, as the Series A, Series B and Series C convertible preferred stock into which these warrants are convertible upon the occurrence of certain events or transactions. We also account for the outstanding warrants exercisable into a variable number of shares of common stock at a fixed monetary amount as liability instruments. Our convertible notes are recorded at estimated fair value on a recurring basis as the predominant settlement feature of the convertible notes is to settle a fixed monetary amount in a variable number of shares. We adjust the warrants and the convertible notes to estimated fair value at each reporting period with the change in estimated fair value recorded in the consolidated statements of operations.

For the year ended December 31, 2011, we estimated the fair value of our financial instruments, including our outstanding warrants, utilizing the option pricing method, which we refer to as the “option method.” The option method treats each class of equity securities as if it were an option to purchase common stock, with an exercise price based on the value of the enterprise and based further on the liquidation preference and rights of the relevant class of equity. While this method relies on certain key assumptions, it is best used when the range of possible future outcomes and the corresponding time frames are highly uncertain.

Starting with fiscal year 2012, due to our closing several debt financings and an initial public offering becoming more probable as we began investing significant time and resources into the initial public offering process, we changed our valuation methodology to estimate the fair value of our financial instruments, including our outstanding warrants and convertible notes, from the option method to the probability weighted expected return method, which we refer to as the “expected return method.” The expected return method analyzes the returns afforded to common equity holders under multiple possible future scenarios. Under the expected return method, share value is based upon the probability-weighted present value of expected future net cash flows (distributions to shareholders) under each of the possible scenarios, giving consideration to the rights and preferences of each share class. This method is most appropriate when the long-term outlook for an enterprise is largely known and multiple possible future scenarios can be reasonably estimated. As the expected return method estimates the fair value of our warrants and convertible notes using unobservable inputs, they are both considered to be Level 3 fair value measurements. Changes in the probability weights and discount rates used in the expected return method valuation model and the estimated time to a liquidity event may have a significant impact on the estimated fair value of the preferred and common stock warrant liabilities and the convertible notes.

Revenue Recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery and transfer of title has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured, unless contractual obligations, acceptance provisions or other contingencies exist. If such obligations or provisions exist, revenues is recognized after such obligations or provisions are fulfilled or expire.

Product revenues consist of revenues generated from sales to distributors and from sales of our products to direct customers, net of rebates and cash discounts. For sales of products made to distributors, we consider a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received. These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with us, whether we have a pattern of granting concessions for the benefit of the distributor and whether there are other conditions that may indicate that the sale to the distributor is not substantive. We currently recognize revenues primarily on the sell-in method with our distributors. Distributors do not have price protection or return rights.

We offer certain product rebates, which are recorded as reductions to product revenues. An accrued liability for these product rebates is recorded at the time the revenues are recorded.

We recognize license revenues pursuant to strategic collaboration and distribution agreements under which we receive fees for the achievement of testing validation, regulatory progress and commercialization events. As these activities and payments are associated with exclusive rights that we provide in connection with strategic collaboration and distribution agreements over the term of the agreements, revenues related to the payments received are deferred and recognized as revenues over the term of the exclusive period of the respective agreement.

During the year ended December 31, 2012, we received payments under these agreements totaling $1.5 million. During the three months ended March 31, 2013, we received no payments under these agreements. For the year ended December 31, 2012 and the three months ended March 31, 2013, we recognized $0.2 million and $0.1 million, respectively, as license revenues in the consolidated statements of operations from these payments. At December 31, 2012 and March 31, 2013, we had recorded current deferred license revenues of $0.3 million and $0.3 million, respectively, and noncurrent deferred license revenues of $1.7 million and $1.6 million, respectively, related to payments received under these agreements.

Share-Based Compensation

We recognize share-based compensation expense for all stock options made to employees and directors based on estimated fair values.

We estimate the fair value of stock options on the date of grant using an option-pricing model. The value of the portion of the stock options that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The estimated fair value of options vested during the years ended December 31, 2012 and 2011, and the three months ended March 31, 2013 was $0.5 million, $0.2 million and $0.1 million, respectively. The weighted-average estimated fair value of options granted during the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013 was $4.24, $0.78, and $7.88, respectively. During the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, we recorded share-based compensation expense of $0.7 million, $0.3 million, and $0.2 million, respectively. As of March 31, 2013, the total share-based compensation expense related to unvested stock options granted to employees under our share-based compensation plans but not yet recognized was $3.3 million. These costs will be amortized to expense on a straight-line basis over a weighted-average remaining term of 3.4 years. We expect that $0.8 million of these compensation costs will be amortized during the remaining nine months ending December 31, 2013.

For purposes of determining our historical share-based compensation expense, we used the Black-Scholes-Merton option-pricing model to calculate the estimated fair value of stock options on the measurement date (generally, the grant date). This model requires inputs for the expected life of the stock option, estimated volatility factor, risk-free interest rate and expected dividend yield. Our estimates of forfeiture rates also affect the amount of aggregate compensation expense. These inputs are subjective and generally require significant judgment. For the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, we calculated the fair value of stock options granted using the following assumptions:

	FISCAL YEAR		THREE MONTHS ENDED MARCH 31, 2013
	2012	2011
			(Unaudited)
Expected life (years)	5.00-6.08	5.00-6.28	7.71
Estimated volatility factor	.72-.76	.70	.75
Risk-free interest rate	0.74-1.16%	0.86-2.40%	1.42-1.43%
Expected dividend yield	0%	0%	0%

Expected Life—Our expected life represents the period that our share-based payment awards are expected to be outstanding. We use the “simplified method” in accordance with Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment, and SAB No. 110, Simplified Method for Plain Vanilla Share Options, to develop the expected term of an employee stock option. Under this approach, the expected term is presumed to be the midpoint between the vesting date and the contractual end of the option grant. During the three months ended March 31, 2013, stock options were granted with an exercise price not equal to the determined fair market value. For these options, we estimated the expected life based on historical data and management’s expectations about exercises and post-vesting termination behavior.

Estimated Volatility Factor—We use the calculated volatility based upon the trading history and calculated volatility of the common stock of comparable but publicly traded agricultural biotechnology companies in determining an estimated volatility factor.

Risk-Free Interest Rate—We base the risk-free interest rate on the implied yield currently available on U.S. Treasury constant-maturity securities with the same or substantially equivalent remaining term.

Expected Dividend Yield—We have not declared dividends nor do we expect to in the foreseeable future. Therefore, a zero value was assumed for the expected dividend yield.

Estimated Forfeitures—When estimating forfeitures, we consider voluntary and involuntary termination behavior and actual option forfeitures.

If in the future we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation expense determined at the grant date. Share-based compensation expense affects our research and development expense and selling, general and administrative expense.

The Black-Scholes-Merton option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferrable, characteristics not present in our stock options. Existing valuation models, including the Black-Scholes-Merton option-pricing model, may not provide reliable measures of the fair values of our stock options. Consequently, there is a risk that our estimates of the fair values of our stock options on the grant dates may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our consolidated financial statements. Alternatively, value may be realized from these instruments is significantly higher than the fair values originally estimated on the grant date and reported in our consolidated financial statements.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent deferred tax assets cannot be recognized under the preceding criteria, we establish valuation allowances as necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2012 and 2011 and March 31, 2013, all deferred tax assets were fully offset by a valuation allowance. Realization of deferred tax assets is dependent upon future federal, state and foreign taxable income. Our judgments regarding deferred tax assets may change as we expand into international jurisdictions, due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

We recognize liabilities for uncertain tax positions based upon a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the consolidated financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the consolidated financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Our policy is to analyze our tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction). As of December 31, 2012 and 2011 and March 31, 2013, we have concluded that no uncertain tax positions were required to be recognized in our consolidated financial statements. It is our practice to recognize interest and penalties related to income tax matters in income tax expense. No amounts were recognized for interest and penalties during the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013.

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Market Value of our Common Stock

Given the absence of a public market for our common stock, the fair values of our common stock underlying stock option grants were estimated by our board of directors, which intended all stock options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. Our board of directors estimated the fair value of our common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the AICPA Practice Aid, based upon several factors, including its consideration of input from management and, beginning in May 2011, reports of a third-party valuation firm, along with other relevant objective and subjective factors it deemed important in each valuation, exercising significant judgment and reflecting the board of directors’ best estimates at the time of each grant. These factors included:

■	the nature and history of our business;

■	EPA approvals and introductions of new products;

■	our operating and financial performance;

■	general economic conditions and the specific outlook for our industry;

■	the lack of liquidity and marketability for our common stock;

■	the market price of companies engaged in the same or similar businesses with equity securities that are publicly traded;

■	the differences between the terms of our preferred and common stock related to liquidation preferences, conversion rights, dividend rights, voting rights and other features; and

■	the likelihood of achieving, and timing and pricing with respect to, various exit scenarios, including an initial public offering and sale liquidity events.

In these valuations, our aggregate equity value was estimated first and then allocated to our outstanding classes of equity securities. Aggregate equity value was estimated using a combination of the income approach, which incorporated a discounted cash flow valuation, and the market approach. Until March 2012, the option method was used to allocate our aggregate equity value to the underlying classes of equity securities for all valuations, as discrete exit scenarios were unknown at the time of valuation. An allocation utilizing the option method was performed because the preferred stockholders are entitled to certain rights and preferences over common stockholders, which resulted in a greater percentage of the aggregate equity value being allocated to the preferred stockholders than common stockholders. In early 2012, we began to significantly increase efforts in preparation for a potential initial public offering. Accordingly, beginning with our March 2012 common stock valuation, we have used an expected return method to allocate our aggregate equity value to the underlying classes of equity securities.

The table below sets forth information regarding stock option grants between January 1, 2012 and the date of this prospectus:

GRANTS BY MONTH	NUMBER OF SHARES	EXERCISE PRICE ($)	ESTIMATED FAIR VALUE OF COMMON STOCK ($)
January 2012	23,897	1.41	1.41
February 2012	222,428	3.11	2.98
April 2012	43,333	6.28	6.28
May 2012	36,642	6.28	6.28
June 2012	52,892	6.28	6.28
July 2012	33,456	6.28	6.28
August 2012	25,172	6.28	6.28
September 2012	132,868	6.28	6.28
October 2012	267,249	12.08	12.08
November 2012	22,941	12.08	12.08
December 2012	40,784	12.08	12.08
January 2013	19,755	13.34	13.34
February 2013	15,294	10.58	10.58
March 2013	14,020	10.58	10.58

The table below sets forth the estimated fair value of our common stock at each valuation date since December 31, 2011:

DATE	ESTIMATED FAIR VALUE OF COMMON STOCK($)
December 31, 2011	1.41
March 16, 2012	2.98
July 2, 2012	5.37
September 30, 2012	7.94
December 31, 2012	10.58
March 31, 2013	11.80

Valuation as of December 31, 2011

We obtained the assistance of a third-party valuation firm in estimating the fair market value of $1.41 per share of our common stock as of December 31, 2011 using an option method. We first estimated our aggregate equity value of $55 million, based on equal weightings of valuations derived from a comparable public company analysis and a discounted cash flow analysis. We then allocated the aggregate equity value to the underlying classes of equity using the option method, estimating a time until liquidity event of one year, a risk-free rate of 0.1% and a volatility input of 55%, applying a 20% adjustment for the lack of marketability of our common stock. The increase in our valuation was due to increased long-term revenues and cash flow projections, as compared to our prior forecasts, as a result of execution of exclusive distribution agreements in the fourth quarter of fiscal 2011 and an increase in revenues from the sale of our Regalia products.

Valuation as of March 16, 2012

We obtained the assistance of a third-party valuation firm in estimating the fair market value of $2.98 per share of our common stock as of March 16, 2012 using a probability-weighted expected return method, under which we estimated the probability of six future scenarios for our business. We utilized the expected return method to estimate the fair value of our common stock as of March 16, 2012 instead of the option method because we believe the probability-weighted expected return method is more appropriate when discrete future scenarios become more certain. The scenarios that we used in the expect return method, and the associated probabilities, consisted of the following: executing an initial public offering prior to December 31, 2012 at a high and a lower valuation (2% and 5% probabilities, respectively), executing an initial public offering prior to December 31, 2013 (30% probability), high and low valuation merger scenarios (35% and 23% probabilities, respectively) and a dissolution scenario (5% probability). The results from the probability-weighted expected return method were then discounted by a 20% marketability discount to determine the fair value of our common stock. The increase in the fair value of our common stock from December 31, 2011 was attributable to a number of factors. During the period from January 1, 2012 through March 16, 2012, an initial public offering scenario became more probable as we began investing significant time and resources into the initial public offering process. In addition, we achieved significant business milestones, including EPA approval of our new formulation of Zequanox, we closed on a substantial portion of our $8.1 million convertible note financing, putting us in an improved capital position, and our board considered the fact that we were proceeding in negotiations with other investors for additional financings, which would support our longer term capital requirements.

In April, May and June 2012, our board of directors determined the fair value of our common stock with input from management and based on prior third-party valuations up to and including the March 16, 2012 valuation. Based on factors following the date of this valuation, including increased sales, the closing of our $10.0 million promissory note financing and the remainder of our $8.1 million convertible note financing, our anticipation that the EPA would approve a new label for Grandevo (subsequently approved in May 2012), and the commencement of marketing Zequanox, our board of directors determined that our fair value had increased compared to March 16, 2012, and granted options in April, May and June 2012 at an exercise price of $6.28 per share.

Valuation as of July 2, 2012

We obtained the assistance of a third-party valuation firm in estimating the fair value of $5.37 per share of our common stock as of July 2, 2012 using an expected return method, under which we estimated the probability of six future scenarios for our business. The scenarios that we used in the expected return method, and the associated probabilities, consisted of the following: executing an initial public offering in 2012, in early 2013 and in the middle of 2013 (2%, 30% and 20% probabilities, respectively), high and low valuation merger scenarios (20% and 23% probabilities, respectively) and a sale of intellectual property scenario (5% probability). The results from the expected return method were then discounted by a 20% marketability discount to determine the fair value of our common stock. The increase in the third-party valuation of our common stock from March 16, 2012 was attributable to a number of factors. During the period from March 16, 2012 through July 2, 2012, an initial public offering scenario became more probable as we confidentially submitted a draft registration statement to the Securities and Exchange Commission. In addition, we achieved significant business milestones, including receiving the EPA approvals discussed above, the closings of debt financings discussed above, and negotiations with other investors for additional financings, which would support our longer term capital requirements, and progress in negotiations regarding the acquisition of a manufacturing facility.

Although the estimated fair value of our common stock under this expected return scenario was determined as of July 2, 2012 to be $5.37, the report was not available at the time of our July and August 2012 grant dates. Our board of directors therefore decided, based on the March 16, 2012 third-party valuation, the factors discussed above and additional input from management regarding the impact of the closing of the acquisition of our manufacturing facility and commencement of commercial sales of Grandevo to issue options in July and August 2012 with an exercise price of $6.28 per share. In addition, based on these factors, and the July 2, 2012 third-party valuation, our board of directors granted options in September 2012 at an exercise price of $6.28 per share.

Valuation as of September 30, 2012

We obtained the assistance of a third-party valuation firm in estimating the fair value of $7.94 per share of our common stock as of September 30, 2012 using an expected return method, under which we estimated the probability of six future scenarios for our business. The scenarios that we used in the expected return method, and the associated probabilities, consisted of the following: executing an initial public offering in 2012, in the latter half of 2013 and in the early in 2014 (2%, 20% and 30% probabilities, respectively), high and low valuation merger scenarios (30% and 15% probabilities, respectively) and a sale of intellectual property scenario (3% probability).

The results from the expected return method were then discounted by a 20% marketability discount to determine the fair value of our common stock. The increase in the third-party valuation of our common stock from July 2, 2012 was attributable to a number of factors. During the period from July 2, 2012 through September 30, 2012, we achieved significant business milestones, including the closing of the acquisition of our manufacturing facility and the commencement of commercial sales of Grandevo, as discussed above, as well as the negotiation of term sheets for various debt financings to support our longer term capital requirements and the submission of a first amended confidential draft registration statement to the Securities and Exchange Commission.

In October, November and December 2012, our board of directors determined the fair value of our common stock with input from management and based on prior third-party valuations up to and including the September 30, 2012 valuation. Based on factors following the date of this valuation, including the closing of $3.5 million of convertible notes and $7.5 million of promissory notes during October 2012 and the negotiation of term sheets for an additional $12.5 million in financing, our board of directors determined that our fair value had increased compared to September 30, 2012, and granted options in October, November and December 2012 at an exercise price of $12.08 per share.

Valuation as of December 31, 2012

We obtained the assistance of a third-party valuation firm in estimating the fair value of $10.58 per share of our common stock as of December 31, 2012 using an expected return method, under which we estimated the probability of six future scenarios for our business. The scenarios that we used in the expected return method, and the associated probabilities, consisted of the following: executing an initial public offering in the first half of 2013, in the latter half of 2013 and in the early in 2014 (2%, 20% and 30% probabilities, respectively), high and low valuation merger scenarios (30% and 15% probabilities, respectively) and a sale of intellectual property scenario (3% probability). The results from the expected return method were then discounted by an 18% marketability discount to determine the fair value of our common stock. The increase in the third-party valuation of our common stock from September 30, 2012 was attributable to a number of factors. During the period from September 30, 2012 through December 31, 2012, we achieved significant business milestones, including the closing of $23.5 million of debt financing to support our longer term capital requirements as discussed above, as well as above-plan sales during the fourth quarter of fiscal 2012 and the submission of a second amended confidential draft registration statement to the Securities and Exchange Commission.

Although the estimated fair value of our common stock under this expected return scenario was determined as of December 31, 2012 to be $10.58, the report was not available at the time of our January 2013 grant dates. Our board of directors therefore decided, based on the September 30, 2012 third-party valuation and additional input from management regarding the business milestones achieved subsequent to September 30, 2012, discussed above to issue options in January 2013 with an exercise price of $13.34 per share. In addition, based on these factors but also including their review of the December 31, 2012 third party valuation, our board of directors granted options in February and March 2013 at an exercise price of $10.58 per share.

Valuation as of March 31, 2012

We obtained the assistance of a third-party valuation firm in estimating the fair value of $10.58 per share of our common stock as of March 31, 2013 using an expected return method, under which we estimated the probability of six future scenarios for our business. The scenarios that we used in the expected return method, and the associated probabilities, consisted of the following: executing an initial public offering in the first half of 2013, in the latter half of 2013 and in the early in 2014 (30%, 20% and 30% probabilities, respectively), high and low valuation merger scenarios (2% and 15% probabilities, respectively) and a sale of intellectual property scenario (3% probability). The results from the expected return method were then discounted by 18% marketability discount to determine the fair value of our common stock.

Quantitative and Qualitative Disclosures about Market Risk

We currently have minimal exposure to the effect of interest rate changes, foreign currency fluctuations and changes in commodity prices. We are exposed to changes in the general economic conditions in the countries where we conduct business, which currently is substantially all in the United States. Our current investment strategy is to invest in financial instruments that are highly liquid, readily convertible into cash and which mature within three months from the date of purchase. To date, we have not used derivative financial instruments to manage any of our market risks or entered into transactions using derivative financial instruments for trading purposes.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value.

Interest Rate Risk

We had cash and cash equivalents of $10.0 million at December 31, 2012, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not have any variable debt and a 10% change in market interest rates will not have a significant impact on our future interest expense.

Foreign Currency Risk

Revenue and expenses have been primarily denominated in U.S. dollars and foreign currency fluctuations have not had a significant impact on our historical results of operations. In addition, our strategic collaboration and distribution agreements for current products provide for payments in U.S. dollars. As we market new products internationally, our product revenues and expenses may be in currencies other than U.S. dollars, and accordingly, foreign currency fluctuations may have a greater impact on our financial position and operating results.

Commodity Risk

Our exposure to market risk for changes in commodity prices currently is minimal. As our commercial operations grow, our exposure will relate mostly to the demand side as our end users are exposed to fluctuations in prices of agricultural commodities.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued additional guidance on fair value disclosures. This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. This guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. We adopted this guidance for fiscal year 2012 and have enhanced our fair value disclosures in Note 2 to our audited consolidated financial statements.

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective for annual periods beginning after December 15, 2011 and interim periods within that year. Early adoption is permitted, but full retrospective application is required under both sets of accounting standards. The guidance also previously required the presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented; however, this portion of the guidance has been deferred. We adopted this guidance for fiscal year 2012 and have presented the net income and other comprehensive income in two separate consecutive statements.

BUSINESS

We make bio-based pest management and plant health products. Bio-based products are comprised of naturally occurring microorganisms, such as bacteria and fungi, and plant extracts. We target the major markets that use conventional chemical pesticides, including certain agricultural and water markets, where our bio-based products are used as substitutes for, or in conjunction with, conventional chemical pesticides. We also target new markets for which there are no available conventional chemical pesticides, the use of conventional chemical products may not be desirable or permissible because of health and environmental concerns or the development of pest resistance has reduced the efficacy of conventional chemical pesticides. All of our current products are EPA-approved and registered as “biopesticides.” We believe our current portfolio of products and our pipeline address the growing global demand for effective, efficient and environmentally responsible products.

Our products currently target two core end markets: crop protection and water treatment. Crop protection products consist of herbicides (for weed control), fungicides (for plant disease control), nematicides (for parasitic roundworm control), insecticides (for insect and mite killers) and plant growth regulators that growers use to increase crop yields, improve plant health, manage pest resistance and reduce chemical residues. Our products can be used in both conventional and organic crop production. We currently sell our crop protection product lines, Regalia, for plant disease control and plant health, and Grandevo, for insect and mite control, to growers of specialty crops such as grapes, citrus, tomatoes, vegetables, nuts, leafy greens and ornamental plants. We have also initiated targeted sales of Regalia for large-acre row crops such as corn, cotton and soybeans. Water treatment products target invasive water pests across a broad range of applications, including hydroelectric and thermoelectric power generation, industrial applications, drinking water, aquaculture, irrigation and recreation. Our current water treatment product line, Zequanox, which we began selling in the second half of 2012, selectively kills invasive mussels that cause significant infrastructure and ecological damage.

In addition to our current two core end markets, we are also taking steps through strategic collaborations to commercialize products for other non-crop pest management markets. These products will be different formulations of our crop protection products that are specifically targeted for industrial and institutional, turf and ornamental, home and garden and animal health uses such as controlling grubs, cockroaches, flies and mosquitoes in and around schools, parks, golf courses and other public-use areas.

The agricultural industry is increasingly dependent on effective and sustainable pest management practices to maximize yields and quality in a world of increased demand for agricultural products, rising consumer awareness of food production processes and finite land and water resources. We believe that our competitive strengths, including our commercially available products, robust pipeline of novel product candidates, proprietary technology and product development process, commercial relationships and industry experience, position us for rapid growth by providing solutions for these global trends.

Industry Overview

Pest management is an important global industry. Most of the markets we currently target or plan to target primarily rely on conventional chemical pesticides, supplemented in certain agricultural markets by the use of genetically modified crops. Conventional chemical pesticides are generally synthetic materials that directly kill or inactivate pests. Agranova estimated that global agrichemical sales for the crop protection market were $50.0 billion in 2012, which represented an increase of 8.2% from 2011. The market for treatment of fruits and vegetables, the largest current users of bio-based pest management and plant health products, accounted for $16.2 billion of this total. Other agricultural applications, notably crops such as corn, soybeans, rice, cotton and cereals, which we expect will become increasingly important users of bio-based products, accounted for $24.7 billion of the total. In addition, Agrow estimated that the global non-crop market for pesticides was $21.0 billion in 2009.

Demand for effective and environmentally responsible bio-based products for crop protection and water treatment continues to increase. The global market for biopesticides, which control pests by non-toxic mechanisms such as attracting pests to traps or interfering with their ability to digest food, was valued at $1.6 billion for 2009 and is expected to reach $3.3 billion by 2014, with a 15.6% compound annual growth projected during that period, according to BCC Research, an independent market research firm. In comparison, global agrichemical sales were valued at $42.5 billion for 2010, with a 5.5% compound annual growth projected during the period from 2011 through 2016, according to AgroPages, an independent market research firm. We believe these trends will continue as the benefits of using bio-based pest management and plant health products become more widely known.

Crop Protection

Conventional Production. Growers are constantly challenged to supply the escalating global demand for food, while reducing the negative impact of crop protection practices on consumers, farm workers and the environment. The dominant technologies for crop protection are conventional chemical pesticides and genetically modified crops. Major agrichemical companies have invested billions of dollars to develop genetically modified crops that resist pests or have high tolerance to conventional chemical pesticides. The market for genetically modified crops was estimated at $12 billion in 2011 and is predicted to grow 5% annually through 2015, according to Phillips McDougall, an independent advisory firm. In addition, according to the International Service for the Acquisition of Agri-biotech Applications, a third-party not-for-profit organization, in 2012, 170 million hectares (420 million acres) were planted with genetically modified crops. Soybean, corn and cotton plantings have made the greatest inroads, accounting for 47%, 32% and 15% respectively of genetically modified seeds planted globally, respectively.

Conventional chemical pesticides and genetically modified crops have historically been effective in controlling pests. However, there are increasing challenges facing the use of conventional chemical pesticides such as pest resistance and environmental, consumer and worker safety concerns. Governmental agencies are further pressuring growers by restricting or banning certain forms of conventional chemical pesticide usage, particularly in the European Union, as some conventional chemical pesticide products are being phased out. At the same time, a number of supermarket chains and food processors, key purchasers of specialty fruits, nuts and vegetables, are imposing synthetic chemical residue restrictions, limiting options available to growers close to harvest. Consumers, scientists and environmental groups have also voiced concerns about the unintended effects of genetically modified crops, including pest resistance and contamination of non-genetically modified crops. In response to consumer and environmental group concerns and restrictions by importing countries, several large-scale food purchasers have demanded that their contracted growers supply them only non-genetically modified crops.

These factors are significant market drivers for conventional producers, and their impact is continuing to grow. An increasing number of growers are implementing integrated pest management (IPM) programs that, among other things, combine bio-based pest management products and crop cultivating practices and techniques such as crop rotation, with conventional chemical pesticides and genetically modified crops. Bio-based pest management products are becoming a larger component of IPM programs due in part to the challenges associated with conventional chemical pesticides and genetically modified crops.

Organic Production. Certified organic crops such as food, cotton and ornamental plants, are produced without the use of synthetic chemicals, genetic modification or any other bioengineering or adulteration. As such, organic growers are limited in the number of alternatives for pest management. The U.S. Department of Agriculture, or the USDA, approved national production and labeling standards for organic food marketed in the United States in late 2000. These standards have contributed to the growth of organic food consumption in the United States, and other countries have implemented similar programs. The global market for organic food and beverages is projected to grow to $105 billion by 2015, a 67% increase from 2011, according to the United Nations Environment Program. We believe this growth is primarily driven by concerns about food safety and the adverse environmental effects of conventional chemical pesticides and genetically modified crops. Large food processors and agricultural businesses such as Dole, General Mills, Gerber, H.J. Heinz and Kellogg have developed products aimed at organic food consumers. Major supermarket chains in the United States such as Krogers, Safeway and Wal-Mart and in Europe such as Marks & Spencer, Sainsbury and Tesco offer a wide selection of organic food products.

Water Treatment

Global demand for water treatment products was estimated to be $48 billion in 2012, according to Freedonia, and the global market for specialty biocide chemicals for water treatment is projected to be $5.2 billion in 2013, according to BCC Research, an independent market research firm. Invasive and native pest species are increasingly a concern in diverse applications such as hydroelectric and thermoelectric power generation, industrial applications, drinking water, aquaculture, irrigation and recreation. However, discharge of water treatment chemicals to target these pests is highly regulated, and in many cases, such as with management of open waters and sensitive environmental habitats, use of conventional chemicals is prohibited.

One particular area of concern has been the damage caused by invasive zebra and quagga mussels, which clog pipes, disrupt ecosystems, encrust infrastructure and blanket beaches with razor-sharp shells. These species initially infested the Great Lakes region and spread across the United States. Industry reports estimate that these mussels cause approximately $1 billion in damage and associated control costs annually in parts of the United States alone. There are limited treatment options available, many of which are toxic to aquatic flora and fauna. To date, most treatment options have been focused either on manual removal of the mussels, which is time consuming and costly, or conventional chemical treatments, which potentially jeopardize the environment and are thus controlled tightly by regulatory agencies.

The water treatment market also includes products to control algae, aquatic weeds and unwanted microorganisms. For example, one of the most effective and popular methods for controlling algae and unwanted microorganisms is chlorination. One of the major concerns in using chlorination in surface water supplies is that chlorine combines with various organic compounds to form by-products, some of which are considered possible carcinogens.

Other Target Markets

Although conventional chemical pesticides have traditionally serviced the industrial and institutional, professional turf and ornamental, home and garden and animal health markets, governmental regulations are restricting their use, and reports indicate that end users increasingly value environmentally friendly products; with some households willing to forego pest control treatments entirely if alternatives to conventional chemical pesticides are not available.

Industrial and Institutional. Significant amounts are spent annually worldwide on conventional chemical pesticide products to control pests such as cockroaches, flies and mosquitoes in the institutional market, including in and around schools, parks, golf courses and other public-use areas.

Professional Turf and Ornamental. Manufacturer sales of pesticides for use on turf and ornamental plants in the United States rose by 4.9% to $737 million in 2012, continuing a 3.1% sales growth trend for 2011, according to Specialty Products Consultants. Insecticides and pre-emergence herbicides were the fastest growing product category within this market. Historically, nearly half of sales for this market have been fungicides, herbicides, insecticides and plant growth regulators for use in golf courses.

Home and Garden. U.S. demand for home and garden pesticides is projected to be $1.7 billion in 2013, according to The Freedonia Group. The number of U.S. households that use only all-natural or organic fertilizer, insect controls and weed controls increased from an estimated 5 million households in 2004 to 12 million in 2008, according to the National Gardening Association. We believe this trend reflects the increasing importance people attribute today to maintaining lawns and gardens in an environmentally friendly way.

Animal Health. Homes with pets and producers of livestock such as cattle, swine and poultry use pest management products to control fleas, ticks and other pests and parasites.

Benefits of Bio-Based Pest Management

While conventional chemical pesticides are often effective in controlling pests, some of these chemicals are acutely toxic, some are suspected carcinogens and some can have other harmful effects on the environment and other animals. Health and environmental concerns have prompted stricter legislation around the use of conventional chemical pesticides, particularly in Europe, where the use of some highly toxic or endocrine-disrupting chemical pesticides is banned or severely limited and the importation of produce is subject to strict regulatory standards on pesticide residues. In addition, the European Union has passed the Sustainable Use Directive, which requires EU-member countries to reduce the use of conventional chemical pesticides and to use alternative pest management methods, including bio-based pest management products. Over the past two decades, U.S. regulatory agencies have also developed stricter standards and regulations. Furthermore, a growing shift in consumer preference towards organic and sustainable food production has led many large, global food retailers to require their supply chains to implement these practices, including the use of bio-based pest management and fertilizer solutions, water and energy efficiency practices, and localized food product sourcing. For example, in 2010, Wal-Mart announced its global sustainable agriculture goals to require sustainable best practices throughout its global food supply chain.

Aside from the health and environmental concerns, conventional chemical pesticide users face additional challenges such as pest resistance and reduced worker productivity, as workers may not return to the fields for a certain period of time after treatment. Similar risks and hazards are also prevalent in the water treatment market, as chlorine and other chemicals used to control invasive water pests contaminate and endanger natural waterways. Costs of using conventional chemical pesticides are also increasing due to a number of factors, including raw materials costs such as rising costs of petroleum, stringent regulatory requirements and pest resistance to conventional chemical pesticides, which requires increasing application rates or the use of more expensive substitute products.

As the cost of conventional chemical pesticides increases and the use of conventional chemical pesticides and genetically modified crops meets increased opposition from government agencies and consumers, and the efficacy of bio-based pest management products becomes more widely recognized among growers, bio-based pest management products are gaining popularity and represent a strong growth sector within the market for pest management technologies. Growers are increasingly incorporating bio-based pest management products into IPM programs, and bio-based pest management products help create the type of sustainable agriculture programs that growers and food companies increasingly emphasize.

Bio-based pest management products include biopesticides, as well as minerals such as copper and sulfur. The EPA registers biopesticides in two major categories: (1) microbial pesticides, which contain a microorganism such as a bacterium or fungus as the active ingredient; and (2) biochemical pesticides, which are naturally occurring substances such as insect sex pheromones, certain plant extracts and fatty acids.

We believe many bio-based pest management products perform as well as or better than conventional chemical pesticides. When used in alternation or in spray tank mixtures with conventional chemical pesticides, bio-based pest management products can increase crop yields and quality over chemical-only programs. Agricultural industry reports, as well as our own research, indicate that bio-based pest management products can affect plant physiology and morphology in ways that may improve crop yield and can increase the efficacy of conventional chemical pesticides. In addition, pests rarely develop resistance to bio-based pest management products due to their complex modes of action. Likewise, bio-based pest management products have been shown to extend the product life of conventional chemical pesticides and limit the development of pest resistance, a key issue facing users of conventional chemical pesticides, by eliminating pests that survive conventional chemical pesticide treatments. Most bio-based pest management products are listed for use in organic farming, providing those growers with compelling pest control options to protect yields and quality. Given their generally lower toxicity compared with many conventional chemical pesticides, bio-based pest management products can add flexibility to harvest timing and worker re-entry times and can improve worker safety. Many bio-based pest management products are also exempt from conventional chemical residue tolerances, which are permissible levels of chemical residue at time of harvest set by governmental agencies. Bio-based pest management products may not be subject to restrictions by food retailers and governmental agencies limiting chemical residues on produce, which enables growers to export to wider markets.

In addition to performance attributes, bio-based pest management products registered with the EPA as biopesticides can offer other advantages over conventional chemical pesticides. From an environmental perspective, biopesticides have low toxicity, posing low risk to most non-target organisms, including humans, other mammals, birds, fish and beneficial insects. Biopesticides are biodegradable, resulting in less risk to surface water and groundwater and generally have low air-polluting volatile organic compounds content. Because biopesticides tend to pose fewer risks than conventional pesticides, the EPA offers a more streamlined registration process for these products, which generally requires significantly less toxicological and environmental data and a lower registration fee. As a result, both the time and money required to bring a new product to market are reduced.

Our Solution

Our technology platform produces bio-based pest management and plant health products that are highly effective and generally designed to be compatible with existing pest control equipment and infrastructure. This allows them to be used as substitutes for, or in conjunction with, conventional chemical pesticides, as well as in markets for which there are no available conventional chemical pesticides or the use of conventional chemical products may not be desirable or permissible because of health and environmental concerns. We believe that compared with conventional chemical pesticides, our products:

■	Are competitive in both price and efficacy;

■	Provide viable alternatives where conventional chemical pesticides and genetically modified crops are subject to regulatory restrictions;

■	Comply with market-imposed requirements for pest management programs by food processors and retailers;

■	Are environmentally friendly;

■	Meet stringent organic farming requirements;

■	Improve worker productivity by shortening field re-entry times after spraying and allowing spraying up to the time of harvest;

■	Are exempt from residue restrictions applicable to conventional chemical pesticides in both the agriculture and water markets; and

■	Are less likely to result in the development of pest resistance.

In addition, our experience has shown that when our products are used in conjunction with conventional chemical pesticides, they can:

■	Increase the effectiveness of conventional chemical pesticides while reducing their required application levels;

■	Increase levels of pest control and consistency of control;

■	Increase crop yields;

■	Increase crop quality, including producing crops with higher levels of protein, better taste and color and more attractive flowers; and

■	Delay the development of pest resistance to conventional chemical pesticides.

We believe that the benefits of our products will encourage sustained adoption by end users. For example, we have seen that growers that have used our products on a trial basis in one year have generally continued to use our products in higher levels in subsequent years.

Our Competitive Strengths

Commercially Available Products. We have three commercially available product lines, Regalia, Grandevo and Zequanox. We believe these product lines provide us the foundation for continuing to build one of the leading portfolios of bio-based pest management products. In conjunction with our progress in solving the issues facing growers of conventional and organic crops, our products aimed at solving pest issues for water treatment provide us with access to several distinct multibillion dollar markets subject to different market forces, diversifying our revenues portfolio.

Robust Pipeline of Novel Product Candidates. Our pipeline of early-stage discoveries and new product candidates extends across a variety of product types for different end markets, including herbicides, fungicides, nematicides, insecticides, algaecides (for algae control), molluscicides (for mussel and snail control) and plant growth regulators. Our product candidates are both developed internally and sourced from third parties. Our research and development process enables us to discover, source and develop multiple products in parallel, which keeps our pipeline robust. For example, we received EPA approval for Opportune, an herbicidal biopesticide, or “bioherbicide,” in April 2012. Venerate, an insecticidal biopesticide, or “bioinsecticide,” and MBI-011, a weed-controlling bioherbicide, have been submitted for EPA registration. These products are still undergoing commercialization, and we have additional product candidates at various other stages of development. In addition, while we expect individual product sales to remain seasonal and impacted by weather as a result of certain of our products being targeted to specific pests and geographic areas, as we develop and commercialize additional product candidates we believe these effects will have a reduced impact on our overall operating results. For example, during periods of hot, dry weather, sales of biofungicides such as Regalia, may decline, but we expect that our revenues may be offset by increased sales of bioinsecticides such as Grandevo.

Rapid and Efficient Development Process. We believe we can develop and commercialize novel and effective products faster and at a lower cost than many other developers of pest management products. For example, we have moved each of Regalia, Grandevo and Zequanox through development, EPA approval and U.S. market launch in approximately four years at a cost of $6 million or less. In comparison, a report from Phillips McDougall shows that the average cost for major agrichemical companies to bring a new crop protection product to market is over $250 million, and these products have historically taken an average of nearly ten years to move through development, regulatory approval and market launch.

Proprietary Discovery Process. Our discovery process allows us to efficiently discover microorganisms and plant extracts that produce or contain compounds that display a high level of pesticidal activity against various pests. We then use various analytical chemistry techniques to identify and characterize the natural product chemistry of the compounds, which we optimize and patent. Our research has shown that on average, major agrichemical companies synthesize approximately 108 thousand chemicals to yield each candidate for crop protection product development. In contrast, with 25 candidates identified for product development, we have identified more than one potential bio-based pest management product for every thousand microorganisms or plant extracts in our database. Five of our product candidates, one of which is EPA-approved and one of which has been submitted to the EPA, are what we believe to be newly identified microorganism species. We believe that three of our product candidates produce novel compounds that we identified, and four of our product candidates have been found to have, or produce compounds with, a novel mode of action. Our proprietary discovery process is protected by patents on the microorganisms, their natural product compounds and their uses for pest management, as well as a patent application we have filed on a screening process to identify enzyme-inhibiting herbicides. We also maintain trade secrets related to the discovery, formulation, process development and manufacturing capabilities. By conducting our own discovery as well as working with outside collaborators, we are able to access the broadest range of products for commercialization, giving us an advantage over other natural bio-based pest management companies.

Sourcing and Commercialization Expertise. We use our technical and commercial development expertise to evaluate early-stage discoveries by third parties to determine commercial viability, secure promising technologies through in-licensing and add considerable value to these in-licensed product candidates. Our efficient development process and significant experience in applying natural product chemistry has led universities, corporations and government entities to collaborate with us to develop or commercialize a number of their early-stage discoveries. As with our internally discovered products, early-stage products we source and commercialize are subject to our own patents and trade secrets related to our added value in characterizing, formulating, developing and manufacturing marketable products. For example, we developed an analytical method to measure and characterize the major compounds in the extract we licensed to produce Regalia, and we enhanced these compounds several times in new formulations, providing Regalia with a broader spectrum of activity and better efficacy than the original licensed product.

Existing Agreements with Global Market Leaders. The markets for pest management products are intensely competitive. This has presented a significant challenge for biopesticide companies looking to enter these markets, which are typically dominated by major multinational agrichemical companies with significant resources, brand recognition and established customer bases. To help address this challenge, we have entered into strategic agreements with global market leaders across agricultural and consumer retail markets. For example, we have signed exclusive international distribution agreements for Regalia with Syngenta in Africa, Europe and the Middle East and with FMC in Latin America. We also have a technology evaluation and development agreement with Scotts Miracle-Gro, which grants it a right of first access to the active ingredients in our full portfolio of bio-based pest management and plant health products for use in its consumer lawn and garden products. We believe we will be able to further leverage these distribution channels to gain robust geographic market penetration, particularly in the highly competitive European and Latin American markets, with modest sales and marketing expenditures.

Management Team with Significant Industry Experience. Our management team has deep experience in bio-based pest management products and the broader agriculture industry. Our executive officers and key employees average 28 years of experience and include individuals who have led agrichemical sales and marketing organizations, top scientists and industry experts, some of whom have served in leadership roles at large multinational corporations and governmental agencies, commercialized multiple products, brought multiple products through EPA, state and foreign regulatory processes, filed and received patents, led groundbreaking research studies and published numerous scientific articles.

Our Growth Strategy

Continue to Develop and Commercialize New Products in Both Existing and New Markets. Our goal is to rapidly and efficiently develop, register and commercialize new products each year, with the goal of developing a full suite of pest management and plant health products. For example, while our current crop protection products address plant diseases and insects, we intend to provide products that can also control nematodes and weeds as well as products for improving fertilizer efficiency and reducing drought stress. We are also currently screening for water treatment products that control algae and aquatic weeds to complement Zequanox, our invasive mussel control product line.

Expand Applications of Our Existing Product Lines. Biopesticide products, including our bio-based pest management and plant health products, are generally initially approved for use in a limited number of applications. However, we have identified opportunities to broaden the commercial applications and expand the use of our existing products lines into several key end markets, including large-acre row crop applications, seed treatment, irrigation, aquaculture and animal health. We believe these opportunities could help to drive significant growth for our company.

Accelerate Adoption of New Products, Product Applications and Product Lines. Our goal is to provide growers with complete and effective solutions to a broad range of pest management needs that can be used individually, together and in conjunction with conventional chemical pesticides to maximize yield and quality. We believe we will be able to leverage relationships with existing distributors as well as growers’ positive experiences using our Regalia and Grandevo product lines to accelerate adoption of new products, product applications and product lines. We will also continue to target early adopters of new pest management technologies with controlled product launches and to educate growers and water resource managers about the benefits of bio-based pest management products through on-farm and in-facility demonstrations to accelerate commercial adoption of our products. We believe that these strategies and the strength of our products have led to an adoption rate for Grandevo for use in U.S. specialty crops that would outpace that of leading chemical insecticides.

Leverage Existing Distribution Arrangements and Develop New Relationships. To expand the availability of our products, we intend to continue to use relationships with conventional chemical pesticide distributors in the United States and leverage the international distribution capabilities under our existing strategic collaboration and distribution agreements. We intend to form new strategic relationships with other market-leading companies in our target markets and regions to expand the supply of our products globally. For example, we have engaged new distributors to launch Regalia in Canada for specialty crops, in the United States for turf and ornamental plants and in parts of the Midwest United States for row crops. We have also engaged a distributor to launch Grandevo in the United States for turf and ornamental plants.

Develop and Expand Manufacturing Capabilities. We currently use third-party manufacturers to produce our products on a commercial scale. To date, these arrangements have allowed us to focus our time and direct our capital towards discovering and commercializing new product candidates. We are repurposing a manufacturing facility that we purchased in July 2012 and plan to further expand capacity at this facility using a portion of the proceeds from this offering. We believe there are considerable advantages in having our own manufacturing capabilities such as allowing us to better manage scale-up processes and institute process changes more efficiently, protecting our intellectual property and helping to lower our manufacturing costs.

Pursue Strategic Collaborations and Acquisitions. We intend to continue collaborating with chemical manufacturers to develop products that combine our bio-based pest management products with their technologies, delivering more compelling product solutions to growers. We also may pursue acquisition and in-licensing opportunities to gain access to later-stage products and technologies that we believe would be a good strategic fit for our business and would create additional value for our stockholders.

Our Products

We produce both microorganism-based and plant extract-based products. Our technology platform enables us to develop bio-based pest management and plant health products that offer customers an attractive value proposition when compared against conventional chemical pesticide and genetically modified crop alternatives alone. We are focused on producing bio-based products that we sell into the crop protection, water treatment and other target markets. We believe that we should be able to continue to develop products in our product pipeline in a manner consistent with our historical experience. We have historically been able to move our products through development, EPA approval and U.S. market launch in four years or less and at a cost of under $6 million. We currently believe that we can obtain similar results for our other product candidates, such as Opportune, Venerate, MBI-011, MBI-010, MBI-302, MBI-303, MBI-601 and MBI 110, but we cannot assure you that this will be true for each product and that we will not encounter unexpected delays or cost overruns.

Regalia

■	Biofungicide

■	Crop Protection: Targets Plant Disease, Improves Plant Health

■	Commercially Available

Regalia, a plant extract-based fungicidal biopesticide, or “biofungicide,” is EPA-registered for crop and non-crop uses and approved for use on foliage and roots in all states in the United States, including California and Florida, where the majority of the specialty crops are grown. It is also approved for sale in Ecuador (flowers), Mexico (vegetables and grapes), Turkey (covered vegetables) and Canada (tomatoes, grapes, strawberries, cucurbits, ornamental plants and wheat) and Panama (cane, tobacco, rice, coffee, avocado, dried beans, cucurbits, citrus and papaya). University researchers have extensively tested the product against several important plant diseases, especially against mildews. We have also conducted hundreds of trials in the United States and abroad, including four years of crop trials in Europe. The data show that Regalia is an effective addition to a disease management program against a broad range of diseases and can increase yields in crops such as strawberries, tomatoes, potatoes, soybeans and corn.

Regalia is made from an extract of the giant knotweed plant and acts by turning on a plant’s “immune system,” a process called induced systemic resistance. Regalia also enhances the efficacy of major conventional chemical fungicides, and we have filed a patent on this synergism. Regalia is also effective for seed treatment of soybean, corn and cotton, for which we have filed a patent, and we have filed a patent on the effects on root growth and yield when Regalia is applied to the seed or as a root stimulant. For example, in field tests and in actual grower use, Regalia has shown significant yield increases on strawberries, tomatoes, potatoes, soybeans and corn.

We obtained an exclusive license relating to the technology used in our Regalia product line while Regalia was in the process development and formulation stage of product development. In addition to developing the supply chain to commercially market the product, using our natural product chemistry expertise, we developed an analytical method to measure and characterize the major compounds in the plant extract, and we enhanced these compounds several times in new formulations, providing Regalia with a broader spectrum of activity and better efficacy than the original licensed product. In addition, we improved the physical properties of our Regalia formulations and developed four formulations that meet organic farming standards. We have filed several patent applications with respect to these innovations.

We launched Regalia SC, an earlier formulation of Regalia, into the Florida fresh tomatoes market in December 2008. This formulation had a limited label with a few crops and uses on the label and it was not compliant for organic listing. In 2009, we began sales of Regalia in the United Kingdom and Ecuador, and we received a revised, broader label with hundreds of crops for a new organic formulation, which we subsequently launched into the Florida vegetables and Arizona leafy greens markets. In January 2010, we received state approval in California and immediately launched Regalia into the leafy greens and walnuts markets. Key markets include vegetables in the southeast, citrus in Florida, leafy greens and vegetables in California and Arizona, walnuts and stone fruit in California and pome fruit and grapes in California and the Pacific Northwest. In December 2011 and August 2012, we received EPA approval and California regulatory approval, respectively, for an expanded label that includes new soil applications, instructions for yield improvement in corn and soybeans and additional crops and target pathogens. We submitted Regalia for registration in the European Union, which according to our research has recently been the largest fungicide market in the world, and in Brazil, and we received completeness checks with respect to such submissions in March 2012 and May 2012, respectively. In June 2013, we received regulatory approval for Regalia in South Africa.

Grandevo

■	Bioinsecticide

■	Crop Protection: Targets Insects and Mites

■	Commercially Available

Grandevo is based on a new species of microorganism, Chromobacterium substugae, which was discovered by a scientist at the USDA in Beltsville, Maryland, and which we have licensed and commercialized. Grandevo is a powerful feeding inhibitor: insects and mites become agitated when encountering it and will not feed and starve, or, if they do ingest it, die from disruption to their digestive system. Grandevo also has repellent effects on and reduces egg hatching and reproduction of target insects and mites. Grandevo is particularly effective against chewing insects (such as caterpillars and beetles) and sucking insects (such as stinkbugs and mealybugs, as well as thrips and psyllids, which are respectively known as “corn lice” and “plant lice”). Field trials are in progress to further characterize Grandevo’s efficacy. Trials to date and reports from grower use have shown instances of commercial levels of efficacy as good as the leading conventional chemical pesticides on a range of chewing and sucking insect and mite pests, including two invasive species of psyllid affecting citrus and potato crops, and indicate that the length of control is as long as three weeks, matching leading conventional chemical pesticides. Grandevo has also shown significant control of other pests such as plant-feeding fly larvae, mosquitoes, white grubs in turf grass, “leafmining” caterpillar larvae and other leaf-eating caterpillars.

We obtained a co-exclusive license for the bacterial strain used in our Grandevo product line while Grandevo was undergoing primary screening as a potential product candidate. At the time we entered into this agreement, the licensor had produced no toxicology or field efficacy data; all of these data were subsequently created by us. In addition, since licensing the microorganism, we completed the testing and development necessary to produce and commercialize an EPA-approved product and have filed our own patent applications with respect to the microorganism, including its genome, as well as the chemistry produced by the microorganism upon which Grandevo is based, including a novel compound produced by the bacteria, synergistic combinations with conventional chemical pesticides, product formulations containing the bacterial strain and novel insecticidal and nematicidal uses.

We launched a liquid formulation of Grandevo on a targeted basis under a limited label into the Florida citrus crop market in 2011. Commencing in the summer of 2012, we launched a dry formulation of Grandevo in markets across the United States where state registrations have been approved, targeting key markets, including citrus, tomatoes, peppers, strawberries, potatoes, leafy greens and other fruits and vegetables. This dry formulation has improved shelf life and efficacy, can be used on more crops and pests than the original liquid formulation, was approved by the EPA in May 2012 and has been registered in 49 of 50 states (Hawaii pending) as well as Puerto Rico. In May 2013, the EPA permitted MBI to remove a “honey bee toxicity” warning on the Grandevo label, and we are currently submitting a revised label, with the warning removed, to all U.S. states and Puerto Rico.

Zequanox

■	Biomolluscicide

■	Water Treatment: Targets Invasive Mussels

■	Commercially Available

Zequanox is a biopesticide targeted at mussels, or “biomolluscicide,” derived from a common microbe found in soil and water bodies, Pseudomonas fluorescens, which we licensed from the University of the State of New York and subsequently developed and commercialized. Zequanox is an environmentally friendly bio-based pest management product that is designed to kill over 75% of invasive mussels in treated pipe systems without causing collateral ecological damage. In July 2012, we conducted an open water trial in Deep Quarry Lake, Illinois, where the Zequanox treatment killed more than 90% of the invasive mussels on the lake bed.

At recommended application rates, Zequanox is not toxic to other aquatic life, including ducks, fish, crustaceans and other bivalve species such as native clams or mussels.

Invasive zebra mussels and quagga mussels are having a billion-dollar impact on the North American economy and major negative impacts on freshwater ecosystems. Introduced into North America from Eastern Europe in the 1980s, mussels damage freshwater ecosystems and clog the intake pipes of industrial facilities that draw water from infested lakes and rivers. Power plants and other water-dependent facilities currently use nonselective, polluting chemicals to reduce densities of fouling mussels. For open water habitats such as rivers and lakes, because there is no cost-effective and environmentally friendly solution, invasive mussels continue to spread, causing economic damage to industry, recreational users and waterfront property and substantial ecological harm.

We believe Zequanox has significant benefits over conventional chemical pesticide treatments, which can be toxic to beneficial species and pollute waterways. Zequanox is safer to workers, less labor intensive and requires shorter treatment times compared with conventional chemical pesticides. Zequanox can be used by power plants and raw water treatment facilities as an alternative to conventional chemical treatments such as chlorine, or as a complement to those products.

We entered into a license agreement with The University of the State of New York pursuant to which we were granted an exclusive license under the University’s rights relating to the bacterial strain used in our Zequanox product line while the product’s natural product chemistry was still under investigation. Since then, we have developed dry powder formulations, significantly improved the fermentation process for higher cell yield, allowing us to increase manufacturing scale, and we have filed patents relating to natural product compounds in the Zequanox cells we have identified and product formulations we have developed.

We collaborated with the U.S. Bureau of Recreation and Ontario Power Generation in Canada, two organizations seeking ways to treat issues they continuously face with mussel damage in their hydroelectric plants to test early and improved versions of Zequanox we developed. In 2011 and 2012, we successfully treated the cooling water of a hydroelectric facility managed by the U.S. Bureau of Reclamation on the lower Colorado River and achieved a commercial level of mussel control. In 2012, we achieved a commercial level of control in two cooling water treatments of an Ontario Power Generation facility along the Niagara River, and we generated revenues for treating an Oklahoma Gas & Electric facility. In addition, we have received $1.1 million in grants from the National Science Foundation for work needed to commercialize the bacterial strain in Zequanox, which is currently being marketed and sold directly to U.S. power and industrial companies.

Opportune

■	Bioherbicide

■	Crop Protection, Home, Turf: Targets Weeds

■	EPA Approved

Opportune is based on a Streptomyces species. Opportune demonstrates a novel mode of herbicidal action, producing a compound, thaxtomin, which disrupts the production of cellulose in certain plants, killing weeds before they emerge and selectively killing broad-leaved weeds after they have emerged. This product, in its initial testing, has been shown not to be harmful to crops such as rice, wheat, corn, sorghum and turf. It controls sedges and broadleaf weeds in rice, for which there are few solutions, either for conventional or organic growers. Based on field trials, we believe that Opportune provides longer duration of weed control than other bioherbicides. Opportune has also demonstrated synergistic activity with several conventional chemical pesticides, resulting in better weed control than either Opportune or the conventional chemical pesticides when used alone.

We entered into an agreement with DuPont and Instituto Biomar for ownership of certain technology related to our Opportune product line. At the time we entered into this agreement, DuPont and Instituto Biomar had produced no toxicology and minimal efficacy data; all of these data were subsequently created by us. We have conducted field trials on rice, wheat, turf and other crops, improved the fermentation process and developed a commercial formulation, and we have filed patent applications with respect to synergistic and other uses of the product. We received EPA approval for Opportune in April 2012.

Venerate

■	Bioinsecticide

■	Crop Protection, Home, Turf, Animal Health: Targets Insects and Mites

■	Submitted for EPA Registration

Venerate is based on a microbial fermentation of a new bacterial species we isolated using our proprietary discovery process. We have identified compounds produced by the microorganism in Venerate that kill a broad range of chewing and sucking insects and mites, as well as flies and plant parasitic nematodes, on contact, which is complementary to the anti-feeding effects of Grandevo. We submitted Venerate for EPA registration and for the Canadian Pest Management Regulatory Agency registration in August 2010. We have conducted field trials on several crops and insects and mites, many of which show efficacy as good as leading conventional chemical pesticides. We have filed patent applications on the microorganism and the natural product compounds that demonstrate insecticidal and nematicidal activity, as well as product formulations containing the microorganism.

MBI-010

■	Bioherbicide

■	Crop Protection, Home, Turf: Targets Weeds

■	Under Development

MBI-010 is based on the same species of bacteria that we isolated to produce Venerate using our proprietary discovery process that identifies herbicides that inhibit a certain plant enzyme. MBI-010 produces several herbicidal compounds, some of which are novel, that are rapidly taken up by germinating seeds and by the roots of seedling and mature weeds. MBI-010 has demonstrated effectiveness against a range of weeds either after or before the weeds’ emergence. MBI-010 has also demonstrated a novel mode of action, in which it is transmitted systemically through the vascular structure of a weed. We have filed a patent application with respect to the MBI-010 formulation uses, and its associated natural product compounds as an herbicide. We expect to submit MBI-010 to the EPA in 2013.

MBI-110

■	Biofungicide

■	Crop Protection, Home: Targets Plant Disease, Improves Plant Health

■	Under Development

MBI-110 is based on a microbial fermentation of a newly identified Bacillus strain we isolated using our proprietary screening platform, targeting difficult to control plant diseases such as gray mold and downy mildews (such as potato late blight). We have identified compounds, some of which are novel, produced by the microorganism in MBI-110 that control a broad range of plant diseases. MBI-110 has also been shown to increase plant growth in absence of plant disease. This product has demonstrated increased efficacy in disease control when used synergistically with Regalia, and as a result, we expect to market this product both separately and in combination with Regalia. We expect to submit this product to the EPA in 2014.

MBI-302 and MBI-303

■	Bionematicides

■	Crop Protection, Home, Turf: Targets Nematodes

■	Under Development

We isolated MBI-302 and MBI-303, nematicidal biopesticides, or “bionematicides,” using our proprietary discovery process. MBI-302 is based on a new species of bacteria that produces natural fermentation products, some of which are novel. MBI-303 is based on a novel strain of a known species of bacteria that produces natural fermentation products that we discovered have nematicidal properties. MBI-302 and MBI-303 kill juvenile root knot and sting nematodes, serious global pests of many crops, and reduce the number of eggs produced by the female nematodes. These products have also been shown to improve plant growth in absence of the pest nematodes. We have filed a patent application on the bacterial strains and the compounds produced by the bacteria in these products, and we plan to submit one of these to the EPA in 2013.

MBI-601

■	Biofumigant

■	Crop Protection, Home, Industrial: Targets Plant Disease, Nematodes and Insects

■	Under Development

MBI-601, a biopesticide that produces gaseous natural compounds, or “biofumigant,” is based on a novel and proprietary genus of fungus, Muscodor, which was discovered by a scientist at Montana State University. We obtained a co-exclusive license for several strains and species of this fungus, which produces a suite of gaseous natural product compounds that have been shown to kill certain species of harmful fungi and bacteria that cause plant diseases and to kill nematodes and some insect species. We believe that MBI-601 may be used for agricultural and industrial applications, including post-harvest control of fruit and flower decay and pre-planting control of plant diseases and nematodes, as a viable alternative to methyl bromide, which is subject to significant regulatory restrictions and for which few effective, non-toxic alternatives are available. We expect to submit this product to the EPA in 2013 or 2014.

MBI-011

■	Bioherbicide

■	Crop Protection, Home, Turf: Targets Weeds

■	Under Development

MBI-011 is based on an herbicidal compound, sarmentine, extracted from a Chinese pepper plant we screened using our proprietary discovery process. MBI-011 kills a broad range of weeds and acts as a “burndown” herbicide (controls weed foliage). We have filed a patent application with respect to the use of sarmentine as an herbicide and weed killer and a patent application disclosing and claiming a synergistic composition with Opportune. We submitted MBI-011 to the EPA in December 2012.

Other Candidates

We have also discovered MBI-701, an algaecide, and over 25 additional algaecide, fungicide, herbicide, insecticide and nematicide candidates using our proprietary screening platform. We also have produced a collection of microorganisms from taxonomic groups that research suggests may enhance nutrient uptake in plants, reduce stress and otherwise increase plant growth such as MBI-506, a plant yield and drought tolerance enhancer, and MBI-505, an “anti-transpirant,” which helps prevent plants from drying out.

Our Technology and Product Development Process

Our proprietary technology comprises a sourcing process for microorganisms and plant extracts, an extensive proprietary microorganism collection, microbial fermentation technology, screening technology and a process to identify and characterize natural compounds with pesticidal activity. Our technology enables us to isolate and screen naturally occurring microorganisms and plant extracts in an efficient manner and to identify those that may have novel, effective and safe pest management or plant health promoting characteristics. We then analyze and characterize the structures of compounds either produced by selected microorganisms or found in plant extracts to identify product candidates for further development and commercialization. As of June 30, 2013, we have screened more than 18,000 microorganisms and 350 plant extracts, and we have identified multiple product candidates that display significant levels of activity against insects, nematodes, weeds, plant diseases and invasive species such as zebra and quagga mussels, aquatic weeds and algae. We also have produced a collection of microorganisms from taxonomic groups that may enhance nutrient uptake in plants, reduce stress and otherwise increase plant growth. Our product candidates come from our own discovery and development as well as in-licensed technology from universities, corporations and governmental entities.

Our proprietary product development process includes several important components. For all our product candidates, we develop an analytical method to detect the quantity of the active natural product compounds that are produced by the microorganism or that are extracted from plants. For microbial products, we develop unique proprietary fermentation processes that increase the active natural compounds produced by the microorganisms. We also scale-up fermentation volumes to maximize yields consistently in each batch. Similarly, for our plant extract-based products, we develop a manufacturing process that increases the amount of active natural compounds extracted from plant materials. Our deep understanding of natural product chemistry allows us to develop formulations that optimize the efficacy and stability of compounds produced by microorganisms or plants. Products are not released for sale unless the quantity of the compounds meets our desired efficacy specifications. These methods allow us to produce products that are highly effective and of a consistent quality on a commercial scale.

These product formulations are tailored to meet customers’ needs and display enhanced performance characteristics such as effectiveness, shelf life, compatibility with other pesticides and ease of use. Our senior management’s numerous years of experience in the development of commercial products and formulations have resulted in a highly efficient product development process, which allows us to rapidly commercialize new products.

Our discovery and development process is illustrated in the following diagram:

Discovery

We have found over 25 candidates for commercial development from our proprietary discovery process, including Venerate, a new bacterial species and bioinsecticide, MBI-011, a burndown bioherbicide, MBI-010, a non-selective bioherbicide, MBI-302 and MBI-303, bionematicides, MBI-110 biofungicide, as well as several bioalgaecides, additional biofungicides, bioherbicides and bionematicides and plant growth enhancers. Key aspects of our discovery process include:

Collection and isolation. Using our years of experience, we target selected habitats and niches of high biodiversity to collect soil, compost, insects, flowers, or other biological matter from which we isolate our proprietary microorganisms on proprietary media. We capture information in a microorganism database such as taxonomic groups, geographical locations, types of samples, niches and habitats where collected and biological activity. We also isolate microorganisms that improve the efficiency of plants to uptake nitrogen and phosphorous. In addition to isolating our own microorganisms, which make up approximately 90% of our collection, we have collaborations with three companies plus the Scripps Institution of Oceanography to diversify our sourcing of microorganisms.

Fermentation . For our microbial products, before testing the selected microorganisms for activity against pests, we ferment them to produce sufficient quantities for testing. We grow the selected microorganisms in proprietary media, which maximizes their pesticidal properties. In addition, we use proprietary fermentation processes that are designed to replicate those that would be required for large-scale fermentation and commercial production, avoiding the time and expense of an unsuccessful scale-up.

Primary screening. We use automated, miniaturized biological assays to test the selected microorganism’s or plant extract’s effectiveness against several weed, insect and nematode pests and plant pathogens and algae. We compare those results to conventional chemical pesticide standards. When a microorganism shows a high level of pesticidal activity, we conduct further tests to determine the spectrum of activity, mode of action, stability and activity on plants.

Novel and proprietary screening methods for weeds and nematodes. We have proprietary assays based on specific enzymes that find systemic herbicidal compounds from microorganisms, one of which is subject of a pending patent application covering identification of compounds that act systemically through plants’ vascular systems. We have developed a rapid, efficient method to find microorganisms that produce compounds with a high level of activity against plant parasitic nematodes.

Natural product chemistry. Using high-performance liquid chromatography (HPLC) with diode array detection technology, liquid chromatography-mass spectroscopy (LCMS), and gas chromatography-mass spectroscopy (GC-MS), we compare the natural product compounds produced by each of the selected microorganisms with known compounds. This allows us to eliminate those microorganisms that produce known toxins and to select those that we believe are novel and safe. From the selected microorganisms, we identify and characterize the natural product compounds responsible for their pesticidal activity by using HPLC, LCMS, GC-MS and NMR equipment. We then develop analytical methods to measure the quantity of these compounds in individual fermentation batches, determine the quantities needed to maximize efficacy and to insure consistent levels of these compounds from batch to batch.

Genetic identification. After confirming pesticidal activity during our primary screen, we perform the initial genetic identification of the microorganisms. Further characterization of the genome of our early stage candidates is contracted with one of several genome sequencing service companies. This characterization allows us to determine novelty compared to discoveries from others, the relatedness to human or animal pathogens, genes for compounds that are not expressed in fermentation or detected by our chemists, and information about the possible mode of action on the target pest. We also file additional patents based on the results of these genetic identification processes.

Product Development

We believe that by maintaining a strong reputation in the industry, many opportunities come to us for development in addition to our own discoveries from our in-house efforts. Once we discover or are brought an opportunity, we make a preliminary assessment of the commercial potential of a natural product determined through laboratory, greenhouse and initial field tests. We then select product candidates we have discovered in-house or in-licensed for further development. Key aspects of our product development include:

Development of the manufacturing process that maximizes the active natural product compounds. For our microbial products, we develop proprietary processes that increase the yield of both the microorganism and the active natural product compounds produced by the microorganism during fermentation. Similarly, for our plant extract-based products, we develop proprietary processes that increase the amount of active natural compounds extracted from plant materials. This process development allows us to produce products that have superior performance. For our microbial products, we then scale up these proprietary processes in progressively larger fermentation tanks. We develop quality control methods based on the active natural product compounds rather than just the microorganisms or plant extracts. This approach results in a more consistent and effective product.

Formulation. We are able to develop proprietary water-soluble powder, liquid and granule formulations that allow us to tailor our products to customers’ needs. This allows us to develop product formulations with enhanced performance characteristics such as effectiveness, value, shelf life, suitability for organic agriculture, water solubility, rain resistance, compatibility with other pesticides and ease of use. Formulation is critical to ensuring a bio-based pest management and plant health product’s performance. Our understanding of the natural product chemistry allows us to develop formulations that maximize the effectiveness and stability of the compounds produced by the microorganisms or plants.

Field testing. We conduct numerous field trials for each product candidate that we develop. These field trials are conducted in small plots on commercial farms or research stations by our own field development specialists as well as private and public researchers to determine large-scale effectiveness, use rates, spray timing and crop safety. We conduct crop protection product field trials globally in both hemispheres to accelerate the results of our field trials and provide alternate season learning opportunities. As the crop protection product candidate nears commercialization, we conduct demonstration trials on the farm. These trials are conducted with distributors, influential growers and food processors on larger acreages. For Zequanox, we have been working with large power and industrial customers both in the United States and Canada to obtain field trial data to help with product commercialization efforts and obtain efficacy data.

Sales, Marketing and Distribution

In the United States, we sell our products through our internal sales force, which consists of 21 employees dedicated to our distributor relationships and our domestic sales and marketing. Our internal sales force is organized into five geographic sales territories for crop protection in the major specialty crops regions of California, Pacific Northwest, Southeast, Northeast and Great Lakes. We currently sell our crop protection product lines, Regalia and Grandevo, through leading agricultural distributors such as Crop Production Services, Helena and Wilbur Ellis. These are the same distributors that the major agrichemical companies use for distributing conventional chemical pesticides. For our water treatment product line, Zequanox, we employ a product manager, a national sales manager, an open-water development manager and several technical support specialists. Zequanox is currently being marketed and sold directly to U.S. power and industrial companies.

With respect to sales outside of the United States, we have signed exclusive international distribution agreements for Regalia with FMC (for markets in Latin America) and Syngenta (for markets in Africa, Europe and the Middle East) and Engage Agro (for markets in Canada and professional turf and ornamental plants in the United States). We are also in discussions with several leaders in water treatment technology and applications regarding potential arrangements to distribute Zequanox in international markets.

In addition, we have signed a technology evaluation and development agreement with Scotts Miracle-Gro under which we have granted Scotts Miracle-Gro first rights to negotiate for exclusive worldwide distribution rights with respect to bio-based pest management and plant health products we jointly develop for the consumer lawn and garden market.

We derived approximately 84%, 95% and 47% of our revenues from Regalia in the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013, respectively. In addition, we currently rely, and expect to continue to rely, on a limited number of distributors for a significant portion of our revenues since we sell through highly concentrated, traditional distribution channels. We currently sell our crop protection products through the same leading agricultural distributors used by the major agrichemical companies. For the year ended December 31, 2012, our top three distributors accounted for 58% of our total revenues, with Crop Production Services, Engage Agro and Helena Chemical accounting for 33%, 13% and 12% of our total revenues, respectively. For the three months ended March 31, 2013, our top four distributors accounted for 56% of our total revenues, with Chem Nut, Engage Agro, Crop Production Services and Wilbur Ellis accounting for 17%, 15%, 13% and 11% of our total revenues, respectively.

While the biopesticide industry has been growing, customers in the crop production sector and the water treatment sector are generally cautious in their adoption of new products and technologies and may perceive bio-based pest management products as less effective than conventional chemical pesticides. Growers often require on-farm demonstrations of a given pest management or plant health product, and given the relative novelty of our water treatment products, consumers of those products will continue to require education on their use. We anticipate adding additional sales and marketing personnel in the United States and in international territories, and we are implementing the following strategies to accelerate adoption rates and promote sales of our bio-based pest management and plant health products:

Target early adopters of new pest management technologies. For crop protection products, we target large commercial growers in the United States, who generally set industry standards through early adoption of new pest management technologies. We plan to continue to recruit leading growers and their consultants to participate in field trials, enabling them to become familiar with our bio-based pest management and plant health products and to experience their benefits firsthand. For Zequanox, we have developed strategic relationships with early adopters in the power generation business to do efficacy demonstrations while perfecting the formulations and application of the product.

Educate growers and water resource managers about the benefits of our bio-based pest management products. We will continue to perform on-farm and in-facility demonstrations and provide field data packages to support and validate our products claims. We will also continue to participate in trade shows and conferences to educate growers, their licensed pest control advisors and water resource managers about the benefits of our bio-based pest management products. We have provided a free application for mobile phones users to assist in calculating tank mix quantities as well as a webinar, and an online course on bio-based pest management products, which can be taken by growers for continuing education credit to maintain crop protection product applicator licenses. We intend to continue and expand our efforts to work with utilities such as Ontario Power Generation, which we believe will create increased demand for Zequanox in adjacent market spaces beyond the current power and industrial treatment opportunities we are currently targeting.

Enhance distribution relationships. We will continue using established agrichemical distribution channels to distribute Regalia, Grandevo and our future crop protection products. We intend to provide distributors with a portfolio of products that we believe will offer attractive profit margins and growth potential. In addition, we will continue to provide distributors access to innovative alternative pest management solutions, which we believe will provide them additional value that chemical pesticides do not provide.

Develop and leverage relationships with key industry influencers. We will continue to develop relationships early in the product development process with influential members within our target markets, including large innovative growers, technical experts at leading agricultural universities, licensed pest control advisors, wineries, food processors, produce packers, retailers and power facilities. We believe that educating industry influencers about the benefits of Regalia, Grandevo, Zequanox and our future products increases the likelihood that they will recommend our products to our distributors and end users.

Focus our own sales and marketing on the United States and Canada, while signing strategic agreements for international markets, turf, ornamental plants and consumer retail. Because of the concentration of large growers and large power and industrial customers in the United States and Canada, we can access these customers through our own sales force. For international markets for Zequanox, we intend to develop strategic partnerships with large water companies. For Regalia, we have signed distribution agreements with leading agrichemical companies. For Grandevo and future products, distribution agreements will be developed with regional and national distributors or large multinationals on a case by case basis, depending on their expertise in the regions. We have engaged new distributors to launch Regalia in Canada for specialty crops, in the United States for turf and ornamental plants, and in parts of the Midwest United States for row crops. We have also engaged a distributor to launch Grandevo in the United States for turf and ornamental plants. We have an exclusive relationship with Scotts Miracle-Gro for the consumer retail market.

Strategic Collaborations and Relationships

We will continue to pursue strategic collaborations and relationships with agrichemical, water treatment and industrial and consumer retail companies to support the development and commercialization of bio-based pest management and plant health product candidates identified through our proprietary technology platform and those which we obtain through in-licensing efforts. We collaborate with chemical manufacturers to develop products that combine our bio-based pest management products with their technologies, to deliver more compelling products to growers. We also use relationships with conventional chemical pesticide distributors to expand the availability of our products. The terms of the strategic collaborations and relationships we undertake depend on the nature and stage of development of the particular product candidate. We believe these strategic collaborations and relationships can allow us to maximize the potential value and reinforce the credibility of our proprietary technology platform, as well as enhance our market presence and revenues growth.

We have entered into the following key strategic collaboration and distribution agreements:

Syngenta. In February 2011, we entered into a commercial agreement with Syngenta Crop Protection AG, referred to as Syngenta, whereby we have designated Syngenta as our exclusive distributor for Regalia in specialty crop markets in Europe, Africa and the Middle East. Syngenta’s exclusive rights under this agreement will terminate with respect to each country identified on the earlier to occur of five years after the date of Syngenta’s first sale of Regalia under the agreement in such country or 15 years after the date of the first registration of Regalia completed in these regions. In addition to buying Regalia products from us, under this agreement, Syngenta will pay us upon achievement of testing validation, regulatory progress and commercialization events, and Syngenta is committed to making upfront investments to prepare the platform for launching Regalia and other development- and marketing-related costs.

FMC. In August 2011, we entered into an exclusive development and distribution agreement with FMC Corporation, referred to as FMC, whereby we have designated FMC as our exclusive distributor for Regalia in specialty crop and large-acre row crop markets in certain Latin American countries. This agreement expires 10 years from the date of the first registration to be completed in Argentina, Brazil or Colombia. FMC remitted an initial payment to us upon signing the agreement, and, in addition to buying Regalia products from us, FMC will pay us additional amounts upon achievement of regulatory progress events.

Scotts Miracle-Gro. In September 2011, we entered into a technology evaluation and master development agreement with The Scotts Company LLC, a subsidiary of The Scotts Miracle-Gro Company and referred to as Scotts Miracle-Gro, a world-leading marketer of branded consumer lawn and garden products. Under the agreement, we have granted Scotts Miracle-Gro a right of first refusal to evaluate, develop and serve as our exclusive distributor for existing and future pipeline products for consumer markets until 2016, and we will enter into separate supply and license agreements with Scotts Miracle-Gro for each of our technologies that they elect to commercialize. Scotts Miracle-Gro made payments to us in 2011, and we anticipate receiving future payments to maintain exclusivity and for the achievement of a commercialization event under this agreement.

As of March 31, 2013, we had received an aggregate of $2.4 million in payments under our strategic collaboration and distribution agreements, and there were $4.9 million in payments under these agreements that we could potentially receive if the testing validation, regulatory progress and commercialization events occur.

Manufacturing

The active ingredient in our Regalia product line is derived from the giant knotweed plant, which we obtain from China. We have scaled production of Regalia using a single supplier to acquire raw knotweed from numerous regional sources and perform an extraction process on this plant and create a dried extract that is shipped to our third-party manufacturers in the United States for production and packaging to our product specifications. We do not maintain a long-term supply contract with this supplier. While there can be no assurance that we will continue to be able to obtain dried giant knotweed plant extract from our supplier in China at a competitive price point, we estimate that our current supply of the ingredient will be sufficient to manufacture product to meet the next 12 months’ demand. Should we elect to do so, we do not believe we would face substantial difficulty in finding an alternative supplier, as we believe knotweed is widely available from a variety of other suppliers.

For Grandevo and Zequanox, we are currently using third-party manufacturers for fermentation production and downstream processing and formulation of liquids, freeze dried and spray-dried powders. In order to control product quality and the speed and timing of manufacturing for these products and new fermentation-based products we may introduce to market, we acquired a manufacturing facility, formerly used as a biodiesel plant, in July 2012. This facility has adequate utilities, including steam generation and cooling capacity, to support the fermentation and harvest tanks we initially intend to install. However, only a small portion of the plant’s processing equipment is appropriate for our purposes. Our business plan therefore contemplates using $10.0 to $12.0 million of available cash to complete an initial upgrade and repurpose of this facility to develop significant internal commercial manufacturing capacity, and we commenced production of our products using this facility in the first half of 2013. After this initial repurposing, based on forecasted volumes and sales growth, we intend to spend approximately $4.0 million to $6.0 million, consisting of available cash and a portion of the net proceeds from this offering, to further expand capacity at this facility in 2014, including by adding additional steam and cooling capacity to support larger tank volume.

While we intend ultimately to produce the majority of our products using our own manufacturing capacity, we expect to continue primarily to rely on third-party manufacturers through 2013, and thereafter we may from time to time continue to utilize third-party manufacturers for supplemental production capacity to meet excess seasonal demand.

Based on our current management team’s extensive experience in operating fermentation-based production facilities, greater control of our own manufacturing capacity should allow us to scale-up processes and institute process changes more quickly and efficiently and lower manufacturing costs over time to achieve the desired margins, while protecting the proprietary position of our products.

Research and Development

As of June 30, 2013, we had 71 full-time employees dedicated to research and development, 19 of whom hold Ph.D. degrees, plus 11 sales and field development personnel who focus on technical support and demonstration and research field trials. Our research and development team has technical expertise in microbiology, natural product and analytical chemistry, biochemistry, fermentation, entomology, nematology, weed science, plant physiology, plant pathology and aquatic sciences. Our research and development activities are principally conducted at our Davis, California facility as well as by our field development specialists on crops and mussel-infested facilities in their respective regions. We have made, and will continue to make, substantial investments in research and development. Our research and development expenses were $12.7 million, $9.4 million and $3.3 million in fiscal years 2012 and 2011 and the three months ended March 31, 2013, respectively.

Intellectual Property Rights

We rely on patents and other proprietary right protections, including trade secrets and proprietary know-how, to preserve our competitive position. As of June 30, 2013, we owned 2 and in-licensed 5 U.S. patents and we owned 30 and in-licensed 2 pending provisional and non-provisional U.S. patent applications relating to microorganisms and natural product compounds, uses and related technologies. Also, as of June 30, 2013, we had acquired ownership of 1 and in-licensed 23 foreign patents and owned 201 and in-licensed 6 pending foreign patent applications. As of June 30, 2013, we had received 11 trademark registrations and had 5 trademark applications pending in the United States. As of June 30, 2013, we also had received 15 trademark registrations and had 17 trademark applications pending in various other countries.

When we find a microbial product in our screen that kills or inhibits one or more pests or pathogens in at least three replicated tests and identify the microorganism and its associated chemistry, we file a patent claiming any one or more of the following:

■	the microorganism, its gene sequences, as well as mutations and other derivatives;

■	the use of the microorganism for pest management;

■	novel natural product compounds, their analogs and unique mixtures of compounds produced by the microorganism;

■	the new use of known natural product compounds for pest management;

■	formulations of the microorganism or compounds; and

■	synergistic mixtures of the microorganism or compounds with conventional chemical or other pesticides.

We have also entered into in-license and research and development agreements with respect to the use and commercialization of our three commercially available product lines and certain products under development, including Regalia, Grandevo and Zequanox. Under these licensing arrangements, we are obligated to pay royalty fees between 2% and 5% of net sales of these products, subject in certain cases to aggregate dollar caps. The exclusivity and royalty provisions of these agreements are generally tied to the expiration of underlying patents. The in-licensed patents for Regalia and Zequanox will expire in 2017 and the in-licensed currently issued U.S. patent for Grandevo is expected to expire in 2024. There is, however, a pending in-licensed patent application relating to Grandevo which could expire later than 2024. After the termination of these provisions, we may continue to produce and sell these products. While third parties thereafter may develop products using the technology under the expired patents, we do not believe that they can produce competitive products without infringing other aspects of our proprietary technology, and we therefore do not expect the expiration of the patents or the related exclusivity obligations to have a significant adverse financial or operational impact on our business.

Regalia. We entered into an exclusive license agreement with a company co-founded by Dr. Hans von Amsberg, a former employee of German chemical producer BASF, in May 2007 for U.S. and limited international use of a U.S. patent and technology used in our Regalia product line. We have also filed patent applications with respect to new formulations of Regalia, synergistic combinations with biopesticides and conventional chemical pesticides and new uses for soil and roots.

Grandevo. We entered into a co-exclusive license agreement with the USDA in November 2007 for the use in the United States of a U.S.-issued patent and a U.S. patent application relating to the Chromobacterium substugae bacteria used in our Grandevo product line. We have filed patent applications on the compounds produced in the bacterial cells, gene sequences, new uses for the Chromobacterium substugae bacteria and for new uses and new formulations of our Grandevo product line. While a second company has licensed the USDA’s patent with respect to the Chromobacterium substugae bacteria and could develop products based on the same underlying intellectual property, we have not provided this company access to the proprietary technology we have developed relating to Grandevo.

Zequanox. We entered into a license agreement with The University of the State of New York in December 2009 pursuant to which we were granted an exclusive license under the University’s rights for the worldwide use of a U.S.-issued patent and a Canadian-issued patent relating to the Pseudomonas fluorescens bacteria used in our Zequanox product line. We have filed patent applications on the natural, mussel-killing compounds in the bacteria, as well as applications relating to various Zequanox formulations.

Regulatory Considerations

Our activities are subject to extensive federal, state, local and foreign governmental regulations. These regulations may prevent us or our collaborators from developing or commercializing products in a timely manner or under technically or commercially feasible conditions and may impose expenses, delays and other impediments to our product development and registration efforts. In the United States, the EPA regulates our bio-based pest management products under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetics Act and the Food Quality Protection Act. In addition, our plant health products are regulated as fertilizers in each of the fifty states. In 2004, the United States Congress passed the Pesticide Registration Improvement Renewal Act, which was reauthorized in 2007 and 2012, a result of efforts from an industry coalition of pesticide companies and environmental groups, to codify pesticide approval times in return for user fees. This law made biopesticide approval times faster, with EPA approvals typically received between 16 and 24 months, compared with 36 months or longer for conventional chemical pesticides. Registration processes for state and foreign governments vary between jurisdictions and can take up to 12 months for state governments such as California and New York and up to 36 months for foreign governments. Because registration processes for California and foreign governments can be concurrent with EPA registrations, we generally expect to complete federal, state and foreign registration between two and three years after our initial EPA submission.

To register a crop protection product with the EPA, companies must demonstrate the product is safe to mammals, non-target organisms, endangered species and the environment. To demonstrate the bio-based pest management product’s safety, required studies must be conducted that evaluate mammalian toxicology, toxicological effects to non-target organisms in the environment (ecotoxicological exposures) and physical and chemical properties of the product. The registration dossier is subject to both scientific and administrative reviews by EPA scientists and management before registration approval. The scientific review involves thorough evaluation of submitted data and completion of risk assessments for human dietary and ecotoxicological exposures. Upon completion of this process, the registration package, including the proposed label, is sent to the Office of General Council for legal review. The final step in the registration process is administrative sign-off by the EPA director of the Biopesticides and Pollution Prevention Division.

In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authority in individual states and foreign regulatory authorities before we can market or sell any pest management product in those jurisdictions. California and foreign jurisdictions also require us to submit product efficacy data, which the EPA historically has not required, but may request.

While these regulations substantially increase the time and cost associated with bringing our products to market, we believe that our management team’s significant experience in bringing our and other companies’ technologies through EPA, state and foreign regulatory approval, efficient development process, and ability to leverage our strategic collaborations to assist with registrations, particularly in Europe and Latin America, will enable us to overcome these challenges,

Regalia. The EPA granted approval for the Regalia SC formulation in August 2008, for the Regalia Maxx 5% formulation in May 2009, for the Regalia 20% formulation in January 2010 and for a “ready to use” consumer formulation in January 2010. Regalia is currently registered in all U.S. states. We have also registered Regalia in Ecuador, Mexico, Turkey, Panama and Canada, and we have submitted an Annex 1 registration dossier to the European Union. Our Regalia dossier for the European Union has been declared complete, and the registration package is under review by regulatory authorities in the United Kingdom, which will serve as lead for conducting the Annex 1 listing of Regalia for the European Union. In addition to obtaining the Annex 1 listing, we must obtain Annex 3 authorization approval from each country in which we plan to market and sell products. Regalia dossiers are also under review by Brazil and South Africa.

Grandevo. In August 2011 and May 2012, the EPA granted approval for the Grandevo insecticide “technical grade active ingredient” and a dry flowable formulation, respectively. This dry flowable formulation is registered in 49 of 50 states (Hawaii pending) as well as Puerto Rico. In May 2013, we received EPA approval for a revised label reflecting Grandevo’s safety for bees. In addition, a dossier has been submitted to Brazil, and we expect to submit dossiers for Grandevo registration in Europe, Canada and Mexico in the second half of 2013.

Zequanox. In August 2010, the EPA granted the U.S. Bureau of Reclamation a Section 18 emergency use for Zequanox for three western states for use in pipe treatments in power facilities. Under this emergency use, we are allowed to sell various formulations of Zequanox. In July 2011, the EPA granted a conditional approval of the “technical grade active ingredient” in and an early formulation of Zequanox, which allows us to market this product line once commercial production processes have been concluded. We plan to submit additional data to expand the label to open water uses. A spray dried powder formulation, which is improved over the “end product” approved in July 2011, was approved in March 2012, and this formulation is now commercially available. We have also received approval for Zequanox use in hydroelectric plants in Canada.

As with any pesticide, our pest management products will continue to be subject to review by the EPA and state regulatory agencies. The EPA has the authority to revoke the registration or impose limitations on the use of any of our pest management products if we do not comply with the regulatory requirements, if unexpected problems occur with a product or the EPA receives other newly discovered adverse information. See “Risk Factors—Risks Relating to Our Business and Strategy—Our inability to obtain regulatory approvals, or to comply with ongoing and changing regulatory requirements, could delay or prevent sales of the products we are developing and commercializing.” Our research and development activities are also subject to federal, state and local worker safety, air pollution, water pollution and solid and hazardous waste regulatory programs and periodic inspection. We believe that our facilities are in substantial compliance with all applicable environmental regulatory requirements.

Competition

For pest management products, performance and value are critical competitive factors. To compete against manufacturers of conventional chemical pesticides and genetically modified crops, we need to demonstrate the advantages of our products over these more established pest management products. Many large agrichemical companies are developing and have introduced new conventional chemical pesticides and genetically modified products that they believe are safer and more environmentally friendly than older conventional chemical products.

The pest management market is very competitive and is dominated by multinational chemical and life sciences companies such as BASF, Bayer, Dow Chemical, DuPont, Monsanto, Sumitomo Chemical and Syngenta. Universities, research institutes and government agencies may also conduct research, seek patent protection and, through collaborations, develop competitive pest management products. Other companies, including bio-specialized biopesticide businesses such as Arysta, AgraQuest (now a part of Bayer), Certis USA (now a part of Mitsui) and Valent Biosciences (now a part of Sumitomo) may prove to be significant competitors in the bio-based pest management and plant health market.

In many instances, agrichemical companies have substantially greater financial, technical, development, distribution and sales and marketing resources than we do. Moreover, these companies may have greater name recognition than we do and may offer discounts as a competitive tactic. There can be no assurance that our competitors will not succeed in developing pest management products that are more effective or less expensive than ours or that would render our products obsolete or less competitive. Our success will depend in large part on our ability to maintain a competitive position with our technologies and products.

Employees

As of June 30, 2013, we had 109 full-time employees, of whom 19 hold Ph.D. degrees. Approximately 71 employees are engaged in research and development, 34 in sales and marketing (including 11 sales and field development personnel who focus on technical support and demonstration and research field trials) and 14 in management, operations, accounting/finance and administration. None of our employees are represented by a labor union.

Facilities

Our corporate headquarters are located at 2121 Second St. Suite A-107 in Davis, California, in a facility consisting of approximately 24,500 square feet of office and laboratory space under a lease, as amended, that expires with respect to various portions of the covered premises between February 2014 and October 2016. This facility accommodates our research, development, sales, marketing, operations, finance and administrative activities. We also purchased an 11,400 square-foot manufacturing facility in Bangor, Michigan, in July 2012, which we are repurposing to accommodate large-scale manufacturing of our products, and we intend to further expand capacity at this facility using a portion of the proceeds from this offering. We also lease approximately 3,000 square feet of greenhouse space located at 21538 C.R.99 in Woodland, California. We believe that our leased facilities and our manufacturing facility are adequate to meet our short-term needs, but expect we will need to lease additional space within 12 months to expand our research and development laboratories.

Legal Proceedings

From time to time we may be involved in litigation that we believe is of the type common to companies engaged in our line of business, including intellectual property and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers, directors and key employees as of June 30, 2013:

NAME	AGE	POSITION
Board of Directors:
Pamela G. Marrone, Ph.D.	56	President, Chief Executive Officer and Director
Elin Miller (3)	53	Chair of the Board
Ranjeet Bhatia (2)	42	Director
Timothy Fogarty (2)	52	Director
Lawrence A. Hough (1)	69	Director
Joseph Hudson (1)	41	Director
Richard Rominger (1),(3)	85	Director
Sean Schickedanz (4)	46	Director
Shaugn Stanley (2),(3)	53	Director
Other Executive Officers and Key Employees:
Donald J. Glidewell	56	Chief Financial Officer and Secretary
Hector Absi	44	Senior Vice President of Commercial Operations
Phyllis Himmel, Ph.D.	61	Vice President of Biological Research
Keith Pitts	49	Vice President of Regulatory and Government Affairs
Alison Stewart, Ph.D.	56	Chief Science Officer

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Resigned effective August 1,2013.

Board of Directors

Pamela G. Marrone, Ph.D. is our founder and has served as our President and Chief Executive Officer and been a member of our board of directors since our inception in 2006. Prior to founding MBI, in 1995 Dr. Marrone founded AgraQuest, Inc. (acquired by Bayer), where she served as Chief Executive Officer until May 2004 and as President or Chairman from such time until March 2006, and where she led teams that discovered and commercialized several bio-based pest management products. She served as founding president and business unit head for Entotech, Inc., a biopesticide subsidiary of Denmark-based Novo Nordisk A/S (acquired by Abbott Laboratories) from 1990 to 1995, and held various positions at the Monsanto Company from 1983 until 1990, where she led the Insect Biology Group, which was involved in pioneering projects in transgenic crops, natural products and microbial pesticides. Dr. Marrone is an author of over a dozen invited publications, is in demand as a speaker and has served on the boards and advisory councils of numerous professional and academic organizations. Dr. Marrone earned a B.S. in Entomology from Cornell University and a Ph.D. in Entomology from North Carolina State University. We believe Dr. Marrone’s qualifications to sit on our board of directors include the fact that, as our founder, Dr. Marrone is uniquely familiar with the business, structure, culture and history of our company and that she also brings to the board of directors considerable expertise based on her management and technical and commercialization experience in the biopesticide industry.

Elin D. Miller has served on our board of directors since June 2011 and was appointed the Chair of our board in 2013. Ms. Miller is the principal of Elin Miller Consulting, LLC and she also currently serves on the board of directors of Vestaron Corporation, a venture-backed agricultural biotechnology firm. Appointed by the President of the United States, Ms. Miller assumed regional management of the U.S. Environmental Protection Agency in the Pacific Northwest from 2006 to 2009. Prior to serving at the EPA, Ms. Miller led Arysta Lifescience Corporation as President and Chief Executive Officer of North America and Australasia from 2004 to 2006. Ms. Miller also served at various positions at Dow Agroscienses/Dow Chemical from 1996 to 2004, including Vice President, Pest Management, Vice President Asia Pacific, and Global Vice President of Public Affairs. Ms. Miller’s career also includes directing the California Department of Conservation and serving as Chief Deputy Director of the Department of Pesticide Regulation at the California Environmental Protection Agency. Ms. Miller earned a B.S. in Agronomy and Plant Protection from the University of Arizona and is a graduate of INSEAD’s Advanced Management Program. We believe Ms. Miller’s qualifications to sit on our board of directors include her years of regulatory experience and her perspective gained in management of companies in the life sciences, pesticide and agricultural industries.

Ranjeet Bhatia has served on our board of directors since 2007. He is the Managing Director of Saffron Hill Ventures, which he co-founded in 2000. He is currently on the boards of Agilyx, Coyuchi, Image Metrics, Faceware Technologies and Optasia Medical. Prior to founding Saffron Hill Ventures, from 1999 to 2000, Mr. Bhatia served as Advisor to the Chairman of Loot Ltd, a media company, where he advised on strategy and investment. Mr. Bhatia has also worked in the environment and energy consulting groups at Booz-Allen & Hamilton, a consulting firm, and Dyncorp-Meridian, a consulting firm. Mr. Bhatia earned an M.B.A. from UCLA’s Anderson School of Business, an M.A. in International Relations and Economics from the Johns Hopkins University School of Advanced International Studies and a B.A. in Environmental Science from Occidental College. We believe Mr. Bhatia’s qualifications to sit on our board of directors include his extensive experience in investment management and his perspective gained as a board member of various early-stage companies.

Timothy Fogarty has served on our board of directors since 2010. As the Chief Financial Officer and a Partner of The Contrarian Group, Inc., a private equity fund where he has worked since May 2006, Mr. Fogarty is also currently on the boards of TeachTown, Amanzi and Bellwether Marine Acquisition Corporation. From December 2003 to March 2006, Mr. Fogarty worked for Cypress Reinsurance, a startup Bermuda reinsurer, as President and Chief Operating Officer. Mr. Fogarty is a Certified Public Accountant in good standing in California and earned a B.S. in Accounting from California State Polytechnic University, Pomona. We believe Mr. Fogarty’s qualifications to sit on our board of directors include his extensive experience in investment management and accounting and his perspective gained as a board member of various early-stage companies.

Lawrence A. Hough has served on our board of directors since 2008. As a Managing Director of Stuart Mill Venture Partners and Chairman of Stuart Mill Capital, Inc., a management firm he founded in 1998, Mr. Hough is also currently on the boards of GeoEye, Inc. and Appistry, Inc. Mr. Hough is a trustee for the Shakespeare Theatre Company and the Levine School of Music. Prior to founding Stuart Mill Capital, Mr. Hough worked with Sallie Mae for 25 years, where he served as President and Chief Executive Officer from 1990 to 1997. Mr. Hough earned a B.S. in Engineering from Stanford University and a S.M. in Management from Massachusetts Institute of Technology. We believe Mr. Hough’s qualifications to sit on our board of directors include his experience in investment management, his experience as an executive of a multi-billion dollar public company and his perspective gained as a board member of various public and technology orientated companies.

Joseph Hudson has served on our board of directors since 2007. Mr. Hudson has primarily worked as a strategic consultant in the financial, wireless and environmental industries, and his clients have included Barclays Global Investors, Sprint and the Walton Foundation, as well as dozens of smaller companies across six continents. As a Principal of One Earth Capital, which focuses on sustainable technology in agriculture, water and energy sectors and where he has worked since 2007, Mr. Hudson is also currently on the board of PureSense. Prior to joining One Earth Capital, Mr. Hudson worked with and consulted for many companies, including Wells Fargo Bank, Environmental Defense Fund and the Bureau of Reclamation. Mr. Hudson graduated valedictorian from Maryland’s Public Honors College. We believe Mr. Hudson’s qualifications to sit on our board of directors include extensive experience in investment management in and consulting for companies in the agricultural, water and environmental sectors and his perspective gained as a board member of various for profit and non-profit companies.

Richard Rominger has served on our board since our inception in 2006 and was Chair of our board from 2008 until 2013. Mr. Rominger is a fourth generation Yolo County, California farmer and is active in farm organizations and cooperatives. Mr. Rominger served as Director (Secretary) of the California Department of Food and Agriculture from 1977 to 1982 and was the Deputy Secretary at the U. S. Department of Agriculture in Washington, DC from 1993 to 2001. Mr. Rominger has served as a production agriculture advisor at University of California Davis, University of California Riverside, California State University Fresno and Cal Poly San Luis Obispo. He continues to serve on the advisory committee of the Agricultural Sustainability Institute at University of California Davis and as a special advisor to the Chancellor at University of California Davis. He is a member of the University of California President’s Advisory Commission on Agriculture and Natural Resources and the California Roundtable on Agriculture and the

Environment and serves on the board of directors of Oryzatech, Inc., a plant based building material company. Mr. Rominger earned a B.S. in Plant Science from University of California Davis summa cum laude. We believe Mr. Rominger’s qualifications to sit on our board of directors include his years of government experience and his perspective gained as a leader in keeping American agriculture healthy and sustainable.

Sean Schickedanz served on our board of directors since 2007 and resigned on August 1, 2013. As a General Partner of Clean Pacific Ventures, which he co-founded in 2006, he is also currently on the boards of American Efficient and Lumigrow. Prior to founding Clean Pacific Ventures, Mr. Schickedanz served as Managing Partner at Sunflower Capital Partners, an early-stage venture fund, from 2000 to 2005, and as Managing Director and group head within the consumer investment banking practice of Montgomery Securities (now Bank of America Merrill Lynch) from 1996 to 2000. Mr. Schickedanz earned a J.D. and an M.B.A. from Duke University and a B.A. in English from Brigham Young University.

Shaugn Stanley has served on our board of directors since 2012. Mr. Stanley currently serves as Senior Managing Director at Stifel Financial Corp., which in 2010 purchased Thomas Weisel Partners, an investment firm that Mr. Stanley co-founded in 1998 and at which Mr. Stanley served in a number of senior positions, including Chief Financial Officer, Chief Administrative Officer and Director of Private Client Services. Prior to that, from 1997 to 1998, Mr. Stanley served as Chief Financial Officer for Montgomery Securities and in various executive financial roles at Fidelity Investments Brokerage Group from 1991 to 1997. Mr. Stanley earned a B.B.A. in Accounting from Stephen F. Austin State University and is a certified public accountant. We believe Mr. Stanley’s qualifications to sit on our board of directors include his extensive experience in financial services and his expertise and experience in corporate accounting and financial reporting processes.

Executive Officers and Key Employees

Donald J. Glidewell has served as our Chief Financial Officer since April 2011 and as Secretary since September 2012. Prior to joining MBI, from July 2007 to March 2011, he served as Director of Finance and Senior Director of Finance at Valent USA Corporation, a subsidiary of Sumitomo Chemical Co. Ltd., where he oversaw financial analysis for strategic acquisitions and divestitures and oversaw significant reductions in financial reporting time and costs. From 2000 to 2006, he served as Chief Financial Officer of AgraQuest, Inc. (acquired by Bayer), where he was responsible for the negotiation, purchase and operational startup of that company’s fermentation facility and oversaw its venture and debt financings. From 1994 to 2000, he served as the Chief Financial Officer of Bio-Trends International, Inc., a global companion animal vaccine research and development and manufacturing company, until its sale to Intervet Inc. (acquired by Merck Animal Health). Mr. Glidewell holds a California Certified Public Accountant license and a B.S. in Business Administration/Accounting from Arizona State University.

Hector Absi has served as our Senior Vice President of Commercial Operations since October 2012. Previously, from 2005 to 2012, Mr. Absi served as Vice President of Global Sales and Director of Sales and Marketing for Suterra, a leading provider of environmentally friendly products for agricultural crop protection and commercial pest control, where he was responsible for leading the Suterra’s global and U.S. sales organizations. Prior to his position at Suterra, from 1993 to 2005, Mr. Absi served in various sales executive roles at Monsanto. Mr. Absi holds a B.S. in Mechanical Engineering from Valparaiso University and a Masters of Business Administration from Washington University.

Phyllis Himmel, Ph.D. has served as our Vice President of Biological Research since September 2010. Prior to joining MBI, from 1991 to 2010, Dr. Himmel served as Director of Research Pathology at Monsanto Vegetable Seeds, ultimately leading a global team of 64 scientists and staff. From 1989 to 1991, Dr. Himmel specialized in disease resistance to soil-borne wheat mosaic virus in soft red winter wheat during a three year U.S. Department of Agriculture post-doctoral study based at the University of Illinois. Dr. Himmel started her agricultural career as a scientist at Asgrow Seed Company (currently Monsanto Vegetable Seeds) developing and running programs to identify viral disease resistance in vegetables. Dr. Himmel earned a B.S. in Biology, a M.S. in Plant Pathology and a Ph.D. in Plant Pathology all from the University of Arizona.

Keith Pitts has served as our Vice President of Regulatory Affairs since July 2008. Prior to joining MBI, from January 2001 to June 2007, Mr. Pitts served as Director of Public Policy at the Pew Initiative on Food and Biotechnology, a nonpartisan research and policy organization based in Washington, D.C. From 1986 to 2001, Mr. Pitts worked in senior legislative, administrative, regulatory and public policy roles in both the U.S. Department of Agriculture and the House Committee on Agriculture. Mr. Pitts earned a B.A. in Chemistry from the University of North Carolina.

Alison Stewart, Ph.D., and Professor Emeritus of Lincoln University, New Zealand, has served as our Chief Science Officer since April 2013. Prior to joining MBI, from 2012 to 2013, Dr. Stewart served as a Distinguished Professor of Plant Pathology in the Bio-Protection Research Centre of Lincoln University, New Zealand, where her work concentrated on beneficial strains of Trichoderma that resulted in four commercial products. In addition, for eight years, Dr. Stewart served as the Director of the Centre, assisting scientists in moving technology discovered in New Zealand out into commercial enterprises to enhance New Zealand agriculture and farmers’ livelihoods. Dr. Stewart is an author of approximately 200 peer-reviewed journal publications and a contributor to more than 300 other client reports, conference presentations, industry workshops and other significant research outputs. In addition, Dr. Stewart has served as Deputy Chair of the Board of Plant & Food Research in New Zealand, a board member of the Waite Research Institute in Adelaide, Australia, Vice President of the Australasian Plant Pathology Society and of the New Zealand Plant Protection Society, a senior editor of Australasian Plant Pathology and an editor of Phytopathologia Mediterranea.

Board of Directors

Our board of directors currently consists of eight members.

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors has been divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

■	The Class I directors are Ranjeet Bhatia, Lawrence Hough and Joseph Hudson and their terms will expire at the annual general meeting of stockholders to be held in 2014;

■	The Class II directors are Timothy Fogarty, Richard Rominger and Shaugn Stanley and their terms will expire at the annual general meeting of stockholders to be held in 2015; and

■	The Class III directors are Elin Miller and Dr. Pamela G. Marrone and their terms will expire at the annual general meeting of stockholders to be held in 2016.

Voting Arrangements

Pursuant to our certificate of incorporation and bylaws as were in effect prior to this offering and our second amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our preferred stock, who together have substantial control of the total voting power of our outstanding capital stock, such holders voted together to cause the election of our directors as follows:

■	Timothy Fogarty, who was elected as the designee of CGI Opportunity Fund II, L.P. and its affiliated entities;

■	Lawrence A. Hough, who was elected as the designee of Stuart Mill Venture Partners, L.P. and its affiliated entities;

■	Ranjeet Bhatia, who was elected as the designee of Saffron Hill Ventures and its affiliated entities;

■	Joseph Hudson, who was elected as the designee of One Earth Capital, LLC and its affiliated entities;

■	Dr. Pamela G. Marrone, our Chief Executive Officer, and Richard Rominger, who were elected as designees of certain holders of our common stock; and

■

Elin Miller, our Chair of the Board, and Shaugn Stanley, who were elected by the holders of our convertible preferred stock and holders of common stock, voting together as a single class and on an as-converted basis and approved by our board of directors.

Our second amended and restated voting agreement will terminate in its entirety upon the completion of this offering, and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Director Independence

Our common stock will be listed on the Nasdaq Global Market. Under Nasdaq rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our board of directors has also reviewed whether the directors that comprise our Audit Committee and Compensation Committee, respectively, satisfy the independence standards for those committees established by the applicable SEC rules and Nasdaq rules. In making this determination, our board of directors has considered the relationships that each of these non-employee directors has with our company and all other facts and circumstances our board of directors deem relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which have the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Mr. Bhatia, Mr. Fogarty and Mr. Stanley, each of whom is a non-employee member of our board of directors. Mr. Stanley is our audit committee chair and is our audit committee financial expert, as currently defined under the SEC rules. Our board of directors has determined that each of Mr. Bhatia, Mr. Fogarty and Mr. Stanley is independent within the meaning of the applicable SEC rules and the listing standards of Nasdaq.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and will annually review the audit committee charter and the committee’s performance. The audit committee operates under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Compensation Committee

Our compensation committee is comprised of Mr. Hough, Mr. Hudson and Mr. Rominger, each of whom is a non-employee member of our board of directors. Mr. Hough is our compensation committee chair.

Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members. The compensation committee operates under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Ms. Miller, Mr. Rominger and Mr. Stanley, each of whom is a non-employee member of our board of directors. Ms. Miller is our nominating and corporate governance committee chair. Our nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and the composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance principles and making recommendations concerning governance matters. The nominating and corporate governance committee operates under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors.

Director Compensation

Directors who are employees of ours do not receive any compensation for their service on our board of directors. Our board of directors has adopted the following compensation policy that is applicable to all of our non-employee directors:

■

Initial Equity Grants. Each non-employee director who joins the board after the completion of this offering will receive an option to purchase 16,000 shares of our common stock. In addition, in connection with this offering, Ms. Miller, Mr. Rominger and Mr. Stanley will each receive an additional option to purchase 3,200 shares of our common stock, which will vest in accordance with the schedules applicable to their existing stock options, discussed below, and all of such director’s existing and initial options grants will accelerate fully in the event of their removal from the board of directors prior to completion of vesting.

■

Annual Retainers. Each non-employee director will receive an annual retainer for service on the board valued at $50,000, consisting, at each director’s option, of up to $25,000 in cash and the remainder in options, in addition to annual retainers for service as chair of our board of directors, or committees of our board of directors, valued as follows, consisting in each case, at each director’s option, of up to 50% in cash and the remainder in options. Each director who is an affiliate of an investor holding more than 5% of our outstanding shares of common stock as of the completion of this offering will receive the entire value of their eligible retainers in options.

Annual retainer fee for services on the board of directors:	$50,000
Additional annual retainer fees for service as chair of:
Board of Directors:	$15,000
Audit Committee:	$10,000
Compensation Committee:	$7,500
Nominating and Corporate Governance Committee:	$7,500

Director Compensation Table

The following presents information regarding compensation earned by or awards to our directors during fiscal year 2012.

NAME (1)	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($) (2)	TOTAL ($)
Elin Miller	15,000	—	15,000
Shaugn Stanley	—	47,692	47,692

(1)	No other non-employee directors were paid cash fees or have received equity awards for the period presented.
(2)

This column reflects the aggregate grant date fair value of option awards granted to our directors estimated pursuant to FASB ASC 718, Compensation—Share-based compensation (“ASC 718”). Valuation assumptions are described under Note 2 of the accompanying notes to our audited consolidated financial statements.

Pursuant to an agreement dated June 23, 2011, we agreed to pay Elin Miller $15,000 per year in equal monthly installments for her participation on our board of directors. In fiscal 2012, we paid Ms. Miller an aggregate of $15,000. On June 24, 2011, we granted Ms. Miller an option to purchase 12,745 shares of our common stock with a per share exercise price of $1.19, which our board of directors determined equaled the fair market value of our common stock on the date of grant. One-quarter of the total shares subject to her option vest one year from her vesting commencement date of July 1, 2011, and 1/48th of the total shares subject to her option vest monthly for 36 months thereafter, such that all of the shares subject to the option will be fully vested upon the fourth anniversary of her vesting commencement date.

On December 15, 2011, we granted Richard Rominger an option to purchase 12,745 shares of our common stock with a per share exercise price of $1.41, which our board of directors determined equaled the fair market value of our common stock on the date of grant. One-half of the total shares subject to the option vested as of the vesting commencement date of November 1, 2011, with 1/120th of the grant vesting monthly thereafter for 60 months, such that all of the shares subject to the option will be fully vested upon the fifth anniversary of his vesting commencement date.

On August 21, 2012, we granted Shaugn Stanley an option to purchase 12,745 shares of our common stock with a per share exercise price of $6.28, which our board of directors determined equaled the fair market value of our common stock on the date of grant. One-quarter of the total shares subject to his option vest one year from his vesting commencement date of May 1, 2012, and 1/48th of the total shares subject to his option vest monthly for 36 months thereafter, such that all of the shares subject to the option will be fully vested upon the fourth anniversary of his vesting commencement date.

No other non-employee directors were paid cash fees in the year ended December 31, 2012 or have received equity awards.

Consideration and Determination of Executive and Director Compensation

Because compensation decisions for executive officers are made by our entire board of directors, Dr. Pamela G. Marrone, our President and Chief Executive Officer, participates in the determination of compensation policy, including by making recommendations and participating in the voting with respect to the compensation of executive officers, other than with respect to her own compensation.

EXECUTIVE COMPENSATION

We refer to our chief executive officer and our two other most highly compensated executive officers discussed below as our “named executive officers.” Our named executive officers for fiscal year 2012 were as follows:

■	Pamela G. Marrone, Ph. D., President and Chief Executive Officer

■	Donald J. Glidewell, Chief Financial Officer

■	Hector Absi, Senior Vice President of Commercial Operations

Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during fiscal year 2012.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)		OPTION AWARDS ($) (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)		ALL OTHER COMPENSATION ($) (2)	TOTAL ($)
Pamela G. Marrone, Ph.D.	2012	250,000	—		452,144	75,375		11,804	789,323
President and Chief Executive Officer (Principal Executive Officer)	2011	220,833	—		66,146	34,642	(3)	10,307	331,928
Donald J. Glidewell	2012	175,000	—		335,067	38,763		7,320	556,150
Chief Financial Officer (Principal Financial Officer)	2011	116,641	—		87,155	14,930		2,856	221,582
Hector Absi	2012	52,038	10,000	(4)	323,750	11,527		7,458	404,773
Senior Vice President of Commercial Operations

(1)

This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to FASB ASC 718, Compensation—Share-based compensation (“ASC 718”). Valuation assumptions are described under Note 2 of the accompanying notes to our audited consolidated financial statements.

(2)	This column includes our company’s 401(k) retirement savings plan matching, payment of life insurance premiums, long-term disability and other insurance-related reimbursements.
(3)	Dr. Marrone elected to defer $4,167 of her non-equity incentive plan compensation related to 2011.
(4)	Represents a signing bonus.

Non-Equity Incentive Awards

We structure our annual non-equity incentive awards to reward named executive officers for the successful performance of our company as a whole and of each participating named executive officer as an individual. For the 2012 fiscal year, our compensation committee established a bonus plan available to all of our executive officers and other key employees. The bonus plan provides for a target cash award of up to 30% of the named executive officer’s salary, with 75% of the target award based upon the achievement of company-wide goals, and 25% of the target award based upon the achievement of individual goals. The progress of the goals is tracked by the compensation committee on a quarterly basis, and our full board of directors and our Chief Executive Officer do not have discretion to adjust the award amounts. Each company-wide goal and individual goal received a weighting, such that a named executive officer would receive a portion of the target non-equity incentive award for each goal achieved. The company-wide goals were based on our forecasts and plans for fiscal year 2012 and took into account factors, including net revenues objectives, based on anticipated timing and volume of new customer activity, and product development events such as completion of development work and EPA submissions for new products, processing international registrations and introduction of products into new market. The individual goals for each named executive officer were based on the following factors:

Pamela G. Marrone, Ph.D., President and Chief Executive Officer

Dr. Marrone was evaluated on the basis of the overall performance of our company, including the extent to which we were successful in achieving net revenues goals, developing strategic collaborations, product development, commercialization targets, geographical expansion, organizational development and growth. For fiscal year 2012, Dr. Marrone achieved 74% of her target non-equity incentive award, with 66% of the award (or 49% of her target) based on company-wide performance and 34% of the award (or 25% of her target) based on individual performance.

Donald J. Glidewell, Chief Financial Officer

Mr. Glidewell was evaluated on his management of our financial operations, manufacturing site procurement, participation in the IPO process, implementation of enhanced controls and procedures, development of our financial planning and analysis capabilities and management of our Zequanox business. For fiscal year 2012, Mr. Glidewell achieved 74% of his target non-equity incentive award, with 66% of the award (or 49% of his target) based on company-wide performance and 34% of the award (or 25% of his target) based on individual performance.

Hector Absi, Senior Vice President of Commercial Operations

Mr. Absi was not eligible evaluated on the achievement of certain revenues and business development goals. For fiscal year 2012, Mr. Absi achieved 74% of his target non-equity incentive award, with 66% of the award (or 49% of his target) based on company-wide performance and 34% of the award (or 25% of his target) based on individual performance.

The non-equity incentive award can either be paid out or deferred to a future payout time at the discretion of the board of directors. Payments are not guaranteed and are subject to approval by the board of directors. In addition, the determination of goal achievement (full or partial) is made by the compensation committee and approved by the board of directors.

Outstanding Equity Awards at the End of Fiscal Year 2012

The following table provides information regarding unexercised stock options held by each of the named executive officers as of the end of fiscal year 2012.

NAME	GRANT DATE	SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#) (1)		SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Pamela G. Marrone, Ph. D.	5/1/2007	53,378	(2)	—	0.47	5/1/2017
	10/22/2008	47,794	(3)	—	1.19	10/22/2018
	1/28/2009	9,559	(4)	—	1.19	1/28/2019
	1/11/2010	4,779	(5)	—	1.19	1/11/2020
	1/24/2011	19,092	(6)	—	1.19	1/24/2021
	1/24/2011	31,863	(7)	—	1.19	1/24/2021
	12/15/2011	6,904	(8)	24,959	1.41	12/15/2021
	2/20/2012	15,390	(11)	—	3.11	2/20/2022
	10/29/2012	—	(12)	63,726	12.08	10/18/2022
Donald J. Glidewell	4/27/2011	95,588	(9)	—	1.19	4/27/2021
	12/15/2011	3,452	(8)	12,480	1.41	12/15/2021
	2/20/2012	10,706	(11)	—	3.11	2/20/2022
	5/11/2012	12,614	(13)	19,249	6.28	5/11/2022
	10/29/2012	—	(12)	31,863	12.08	10/18/2022
Hector Absi	9/28/2012	—	(10)	79,657	6.28	9/28/2022

(1)

Options granted under the Marrone Bio Innovations, Inc. Stock Option Plan, which we refer to as the 2006 Plan, are immediately exercisable in full, regardless of vesting. Any unvested shares issued upon the exercise to these options are subject to a right of repurchase.

(2)

The option vested with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of May 1, 2007, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares were fully vested upon the fourth anniversary of the option’s vesting commencement date.

(3)

The option vested with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of November 1, 2008, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.

(4)

Includes 199 unvested shares underlying exercisable options. The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of January 1, 2009, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.

(5)	The option vested with respect to 100% of the total shares subject to the option on the vesting commencement date of January 1, 2010.
(6)	The options vested with respect to 100% of the total shares subject to the option on the vesting commencement date of January 1, 2011.
(7)

Includes 16,593 shares underlying exercisable options that are unvested. The options vest with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of January 1, 2011, and with respect to 1/48th of the total shares subject to the options monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the options’ vesting commencement date.

(8)

The options vest with respect to 1/60th of the total shares subject to the option one month after the vesting commencement date of November 1, 2011, and with respect to 1/60th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fifth anniversary of the options’ vesting commencement date.

(9)

Includes 57,747 shares underlying exercisable options that are unvested. The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of May 1, 2011, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.

(10)

The option vests with respect to 1/4th of the total shares subject to the option on September 28, 2013, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested on September 28, 2016.

(11)	The options vested with respect to 100% of the total shares subject to the option on the vesting commencement date of February 20, 2012.
(12)

The option vests with respect to 1/4th of the total shares subject to the option on October 18, 2013, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested on October 18, 2016.

(13)

The option vests with respect to 1/4th of the total shares subject to the option on May 1, 2013, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested on May 1, 2016.

Option Exercises and Stock Vested

No options were exercised by named executive officers in fiscal year 2012.

Employment Agreements

We have entered into employment offer letters with each of our named executive officers described below, and employee proprietary information and inventions assignment agreements, under which each of our named executive officers has agreed not to disclose our confidential information or induce us to use proprietary information or trade secrets of others at any time.

Pamela G. Marrone, Ph.D.

Effective as of June 29, 2006, we entered into an offer letter with Dr. Pamela G. Marrone, our President and Chief Executive Officer. Under the offer letter, Dr. Marrone is entitled to an annual base salary, which is currently $250,000, and is eligible for our benefit programs on the same terms as our other executives. In addition, in accordance with the terms of the offer letter, our board of directors granted Dr. Marrone a restricted stock award of 97,424 shares, which completely vested on June 29, 2010, and an option to purchase 53,378 shares of our common stock on May 1, 2007, which completely vested on May 1, 2011.

The letter agreement provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks’ notice is requested if the agreement is terminated by Dr. Marrone. In addition, the agreement provides that if we actively or constructively terminate Dr. Marrone’s employment without cause (whether or not in connection with a change of control), Dr. Marrone will be eligible to receive:

■	an amount equal to twelve months of her then-current annual base salary payable in the form of salary continuation; and

■	medical and dental coverage, plus disability and life insurance premiums, for a period of twelve months following her termination.

Donald J. Glidewell

Effective as of March 24, 2011, we entered into an offer letter with Donald J. Glidewell, our Chief Financial Officer. Under the offer letter, Mr. Glidewell is entitled to an annual base salary, which is currently $180,000, and is eligible for our benefit programs, vacation benefits, medical benefits and 401(k) plan participation. In addition, in satisfaction of obligations to Mr. Glidewell in the offer letter with respect to option awards, our board of directors granted Mr. Glidewell an option to purchase 95,588 shares of our common stock on April 27, 2011 and an option to purchase 15,931 shares of our common stock on December 15, 2011, each of which vests, subject to continued employment on each vesting date, with respect to 1/4th of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of May 1, 2011 and November 1, 2011, respectively, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all shares subject to the option will be fully vested on the fourth anniversary of such option’s vesting commencement date.

The letter provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks’ notice is requested if the agreement is terminated by Mr. Glidewell. In addition, the agreement provides that if we actively or constructively terminate Mr. Glidewell’s employment without cause (whether or not in connection with a change of control), Mr. Glidewell will be eligible to receive:

■	an amount equal to six months of his then-current annual base salary payable in the form of salary continuation; and

■	medical and dental coverage, plus disability and life insurance premiums, for a period of six months following his termination.

Hector Absi

Effective as of August 7, 2012, we entered into an offer letter with Hector Absi, our Senior Vice President of Commercial Operations. Under the offer letter, Mr. Absi is entitled to a base annual salary, which is currently $205,000, and is eligible for our benefit programs, including our non-equity incentive program, vacation benefits, medical benefits and 401(k) plan participation, and was granted an option for the right to purchase 79,675 shares of our common stock on September 28, 2012, each of which vests, subject to continued employment on each vesting date, with respect to 1/4th of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of September 28, 2012 and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months. The letter agreement provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks’ notice is requested if Mr. Absi terminates his employment. The offer letter also provided for a $10,000 signing bonus upon Mr. Absi’s acceptance and relocation expenses of $2,000 per month for a period of 24 months starting in September 2012. Both the signing bonus and the relocation expenses are recoupable in part if Mr. Absi terminates his employment prior to the second anniversary of his commencement of employment with us.

Compensation Risk Management

We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on our Company.

Employee Benefit and Stock Plans

Marrone Bio Innovations, Inc. Stock Option Plan

We established the Marrone Bio Innovations, Inc. Stock Option Plan, which we refer to as the 2006 Plan, effective as of July 26, 2006. The 2006 Plan was amended as of February 25, 2010, at which time a total of 1,433,825 shares of our common stock had been authorized for issuance thereunder, and as of March 31, 2013, 1,011,415 shares of our common stock were issuable upon the exercise of outstanding options granted under the 2006 Plan. We ceased granting options under our 2006 Plan after, and the 2006 Plan terminated upon, the adoption of our 2011 Plan on July 19, 2011. Our 2006 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options to our employees, outside directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Administration. Our board of directors administered our 2006 Plan. The administrator’s powers include the power to: determine the fair market value of our common stock; select the individuals to whom options may be granted; determine the number of shares of stock covered by each option; approve forms of award agreement; determine the terms and conditions of options granted to employees and consultants (e.g., the exercise price, the times when options may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any option or the underlying shares of stock); reduce the exercise price of any option granted to employees and consultants to the then current fair market value of our common stock if such fair market value has declined since the date of grant; prescribe, amend and rescind rules and regulations relating to our 2006 Plan; modify or amend each option; institute an option exchange program; and make all other determinations deemed necessary or advisable for administering our 2006 Plan.

Transferability of Options. Our 2006 Plan allows for the transfer of options only (i) by will, and (ii) by the laws of descent and distribution. Only the recipient of an option may exercise such option during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization our board of directors will make adjustments to one or more of (i) the number of shares that are covered by outstanding options, (ii) the exercise price of outstanding options, and (iii) the numerical share limits contained in our 2006 Plan. In the event of our complete liquidation or dissolution, recipients must be notified at least ten (10) days prior to the proposed transaction and may exercise all vested and unvested options until ten (10) days prior to such transaction; all outstanding options will terminate immediately prior to the consummation of such transaction.

Corporate Transactions. Our 2006 Plan provides that in the event of a corporate transaction, as defined in our 2006 Plan, each outstanding option will become immediately vested. In the event of a corporate transaction involving a merger or sale of assets, options will be exercisable for a period of fifteen (15) days from the date that notice of the transaction is provided; the option will then terminate upon the expiration of that period.

2011 Stock Plan

We established our 2011 Stock Plan, which we refer to as the 2011 Plan, effective as of July 19, 2011. Our 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options and stock purchase rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees, directors and consultants.

Shares. As of March 31, 2013, a total of 1,408,176 shares of our common stock, plus any additional shares which are subject to options granted under our 2006 Plan but are forfeited or otherwise terminate or expire subsequent to March 31, 2013, were authorized for issuance under our 2011 Plan. In addition, as of March 31, 2013, under the 2011 Plan, 1,208,978 shares of our common stock were issuable upon the exercise of outstanding options granted, and 375,640 additional shares of common stock were reserved for issuance pursuant to future grants. Any shares allocable to the unexercised portion of an award that is cancelled, terminated or expires, or shares that are repurchased pursuant to our repurchase option will be returned to the 2011 plan and shall be available for grant. The number of shares that may be delivered upon the exercise of incentive stock options granted under the 2011 Plan may not exceed 2,446,252 shares.

Administration. Our board of directors administers our 2011 Plan. Their powers include the power to: determine the persons to whom, and the times at which, awards shall be granted and the number of shares of our common stock subject to each award; determine the fair market value of our common stock; determine the terms, conditions and restrictions applicable to each award (e.g. the exercise price, the method of payment, the method for satisfaction of any tax withholding obligation, the timing, terms and conditions of the exercisability and vesting of the award, the time of the expiration of the award, and the effect of the recipient’s termination of service); approve forms of award agreement; amend, modify, extend, cancel or renew any award or waive any restrictions or conditions applicable to any award; accelerate, continue, extend or defer the exercisability of any award; prescribe, amend or rescind rules guidelines and policies relating to the 2011 Plan; and make all other determinations and take such other actions with respect to the 2011 Plan or any award as it deems advisable and that is consistent with applicable law, regulations and rules.

Stock Options. Our 2011 Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors, and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under our 2011 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten (10) years, except that with respect to any employee who owns more than ten percent (10%) of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary corporation as of the grant date (i) the term of an incentive stock option must not exceed five (5) years, and (ii) the exercise price of an incentive stock option must equal at least one hundred ten percent (110%) of the fair market value of our common stock on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the award agreement. If his or her continuous service terminates for cause, however, the option shall immediately terminate. An option may not be exercised later than the expiration of its term.

Stock Purchase Rights. Our 2011 Plan allows for the grant of stock purchase rights. Stock purchase rights are rights to purchase our common stock for at least one hundred percent (100%) of the fair market value of our common stock and which are exercisable for thirty (30) days from the date of grant. The purchase price of a stock purchase right may be paid in cash or in the form of services rendered. The board of directors may subject a stock purchase right to vesting conditions.

Transferability of Awards. Our 2011 Plan allows for the transfer of awards only (i) by will, (ii) by the laws of descent and distribution and (iii) for non-qualified stock options, to the extent authorized by the board of directors. Only the recipient of an award may exercise such award during his or her lifetime except that non-qualified stock options may be transferred to certain trusts and certain family members.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the board of directors will make adjustments to one or more of (i) the number and class of shares subject to the 2011 Plan and that are covered by outstanding awards, (ii) the exercise price of outstanding awards, and (iii) the incentive stock option share limit contained in the 2011 Plan.

Changes in Control. Our 2011 Plan provides that in the event of a change in control, as defined in the 2011 Plan, the board of directors, in its discretion may provide that (i) the vesting and exercisability of any outstanding awards shall accelerate; or (ii) that each outstanding award (including, at the board of directors’ discretion, unvested awards) shall be cashed out; payment due with respect to unvested awards would then be payable in accordance with the existing vesting schedule. Further, the successor corporation may assume or substitute an equivalent award for each outstanding award; if the successor corporation does not do so, awards held by recipients who have not terminated employment with us will vest in full as of the change in control.

Plan Amendments and Termination. Our 2011 Plan will automatically terminate ten (10) years following its effective date, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2011 Plan provided such action does not adversely affect any outstanding award without the consent of the recipient.

2013 Stock Incentive Plan

Our board of directors has adopted, and our stockholders have approved, our 2013 Stock Incentive Plan, which we refer to as the 2013 Plan. The 2013 Plan will serve as the successor to our 2011 Plan. Our 2013 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.

Shares. We have authorized a total of 1,600,000 shares of our common stock for issuance pursuant to the 2013 Plan, in addition to any shares of common stock reserved for issuance pursuant to future grants under the 2011 Plan upon the adoption of the 2013 Plan. In addition, the number of shares authorized for issuance pursuant to the 2013 Plan will be increased by any additional shares that would otherwise return to the 2011 Plan after the date of adoption of the 2013 Plan as a result of the forfeiture, termination or expiration of awards previously granted under the 2011 Plan. Further, our 2013 Plan will provide for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of this offering, equal to 3.5% of the number of shares of our common stock outstanding as of such date.

Administration. Our board of directors or a committee of our board of directors will administer our 2013 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code the committee will consist of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator will have the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards and the form of consideration payable upon exercise. The administrator also will have the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered or cancelled in exchange for other awards of the same type (which may have higher or lower exercise prices) or awards of a different type.

Stock Options. Our 2013 Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under our 2013 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten (10) years, except that with respect to any employee who owns more than ten percent (10%) of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five (5) years and the exercise price must equal at least one hundred ten percent (110%) of the fair market value on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights. Our 2013 Plan allows for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than one hundred percent (100%) of the fair market value per share on the date of grant. After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards. Our 2013 Plan allows for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Our 2013 Plan allows for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash, with shares of our common stock or other securities, or a combination thereof.

Dividend Equivalent Rights. Our 2013 Plan allows for the grant of dividend equivalent rights. Dividend equivalent rights are awards that entitle the recipients to compensation measured by the dividends we pay with respect to our common stock.

Transferability of Awards. Our 2013 Plan allows for the transfer of awards under the 2013 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the administrator will make adjustments to one or more of the number or class of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2013 Plan and any other terms that the administrator determines require adjustment. In the event of our complete liquidation or dissolution, all outstanding awards will terminate immediately upon the consummation of such transaction.

Corporate Transactions and Changes in Control. Our 2013 Plan provides that in the event of a corporate transaction, as defined in the 2013 Plan, each outstanding award will terminate upon the consummation of the corporate transaction to the extent that such awards are not assumed by the acquiring or succeeding corporation. Prior to or upon the consummation of a corporate transaction or a change in control, as defined in the 2013 Plan, an outstanding award may vest, in whole or in part, to the extent provided in the award agreement or as determined by the administrator in its discretion. The administrator may condition the vesting of an award upon the subsequent termination of the recipient’s service or employment within a specified period of time following the consummation of a corporate transaction or change in control. The administrator will not be required to treat all awards similarly in the event of a corporate transaction or change in control.

Plan Amendments and Termination. Our 2013 Plan will automatically terminate ten (10) years following the date it becomes effective, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the rights under any outstanding award unless mutually agreed to in writing by the recipient and us.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant who is a U.S. employee may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit imposed by the Internal Revenue Service (which limit was $17,500 in 2013). All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may make contributions to the accounts of plan participants.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our securities on a pro forma, as-converted into common stock basis, as of March 31, 2013 and as adjusted to reflect the shares of common stock to be issued and sold in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

■	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

■	each of our named executive officers;

■	each of our directors; and

■	all current executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group that may be exercised or converted within 60 days after March 31, 2013. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after March 31, 2013 are included for that person or group but not the stock options of any other person or group.

Applicable percentage ownership is based on 13,517,515 shares of common stock outstanding at March 31, 2013, assuming (i) the automatic conversion into 8,513,473 shares of common stock of all outstanding shares of our preferred stock, including shares issued upon the full exercise of Series B convertible preferred stock warrants outstanding as of March 31, 2013, (ii) the issuance of 70,679 shares of common stock, based on the initial public offering price, upon the net exercise, at the completion of this offering, of outstanding warrants, which have been exercised effective upon the completion of this offering, to purchase shares of Series A and Series C convertible preferred stock, (iii) the issuance of convertible promissory notes and warrants to purchase shares of common stock and the conversion of a portion of a convertible note into a promissory note after March 31, 2013, (iv) the issuance of 40,172 shares of common stock, based on the initial public offering price, at the completion of this offering, upon the net exercise of outstanding warrants to purchase common stock that will be automatically exercised upon the completion of this offering in accordance with their terms, and (v) the issuance of 3,624,250 shares of common stock, based on the initial public offering price, at the completion of this offering, upon the conversion of all outstanding convertible notes, including principal and interest, to the extent accrued as of March 31, 2013, that automatically convertible upon the completion of this offering in accordance with their terms. For purposes of the table below, we have assumed that 18,267,515 shares of common stock will be outstanding upon completion of this offering, based on (i) 13,517,515 shares outstanding as of March 31, 2013 and (ii) 4,750,000 shares that will be sold by us in this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Marrone Bio Innovations, Inc., 2121 Second St. Suite A-107, Davis, CA 95618.

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES BENEFICIALLY OWNED AFTER THE OFFERING
NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES (#)	PERCENTAGE (%)	SHARES (#)	PERCENTAGE (%)
5% Stockholders:
CGI Opportunity Fund II, L.P. (1)	1,265,385	9.4	1,265,385	6.9
5 San Joaquin Plaza, Suite 330 Newport Beach, CA 92660
One Earth Capital, LLC (2)	1,415,563	10.5	1,415,563	7.7
201 Entrada Drive Santa Monica, CA 90402
Entities affiliated with Saffron Hill Ventures (3)	1,273,910	9.4	1,273,910	7.0
130 Wood Street London EC2V 6DL United Kingdom
Stuart Mill Venture Partners, L.P. (4)	1,331,340	9.8	1,331,340	7.3
252 North Washington Street Falls Church, VA 22046
Syngenta Ventures Pte. LTD. (5)	2,166,234	16.0	2,166,234	11.9
1, Harbourfront Avenue 098632 Singapore
Entities affiliated with CPV Partners GP, LLC (6)	962,639	7.1	962,639	5.3
Two Transamerica Center 505 Sansome, Suite 1200 San Francisco, CA 94111
Directors and Named Executive Officers:
Pamela G. Marrone, Ph.D. (7)	963,189	7.0	963,189	5.2
Elin Miller (8)	12,745	*	12,745	*
Ranjeet Bhatia (9)	19,797	*	19,797	*
Tim Fogarty (10)	—	—	—	—
Lawrence Hough (11)	—	—	—	—
Joseph Hudson (12)	—	—	—	—
Richard Rominger (13)	111,643	*	111,643	*
Shaugn Stanley (14)	3,059	*	3,059	*
Donald J. Glidewell (15)	123,685	*	123,685	*
Hector Absi (16)	—	—	—	—
All current directors and executive officers as a group (10 persons) (17)	1,234,088	8.9	1,234,088	7.4

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Peter V. Ueberroth and Joseph Ueberroth are Partners of CGI Opportunity Gen Par II, LLC, the sole General Partner of CGI Opportunity Fund II, L.P. and therefore may be deemed to share voting control and investment power over the securities held by CGI Opportunity Fund II, L.P. Does not include warrants to purchase 2,381 shares of common stock, which will be first exercisable after 60 days, held by Peter V. Ueberroth and Virginia M. Ueberroth, Trustees of Ueberroth Family Trust. See also note 10 to this section.

(2)

Does not include warrants to purchase 8,928 shares of common stock, which will be first exercisable after 60 days, held by One Earth Capital, LLC. David H. Jacobs, Jr., the sole member and the sole manager of Henry Street LLC, the sole managing member of One Earth Capital, LLC, and therefore may be deemed to have sole voting control and investment power over the securities held by of One Earth Capital, LLC. See also note 12 to this section.

(3)

Includes 191,782 shares of common stock held by Saffron Hill Ventures L.P. and 1,082,128 shares of common stock held by Saffron Hill Ventures 2, L.P. Does not include warrants to purchase 23,809 shares of common stock, which will be first exercisable after 60 days, held by Saffron Hill Ventures 2, L.P. Shawn Luetchens and Ranjeet Bhatia are Directors of Saffron Hill MGP Ltd and Saffron Hill MGP2 Ltd, the General Partners of Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P. respectively, and therefore may be deemed to share voting control and investment power over the securities held by Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P. See also note 9 to this section.
(4)

Does not include warrants to purchase 8,928 shares of common stock, which will be first exercisable after 60 days, held by Stuart Mill Venture Partners, L.P. Walter Lubsen, Jeffrey Salinger and Jana Hernandes are the Managing Partners of Stuart Mill Partners, LLC, the general partner of Stuart Mill Venture Partners, L.P., and therefore may be deemed to share voting control and investment power over the securities held by Stuart Mill Venture Partners, L.P. See also note 11 to this section.

(5)	Syngenta AG, the ultimate parent of Syngenta Ventures Pte. LTD., is a public company traded on both the SIX Swiss Exchange and the NYSE.
(6)

Includes 191,782 shares of common stock held by CPV Partners Pledge Fund, L.P. Series (A-2), 185,623 shares of common stock held by CPV Partners Pledge Fund, L.P. Series (A-5), 169,280 shares of common stock held by CPV Partners Pledge Fund, L.P. Series (A-8), 311,831 shares of common stock held by CPV Partners Pledge Fund, LP Series (A-15) and 104,123 shares held by CPV Partners Pledge Fund, L.P. (A-21) (such stockholders together, the “CVP Affiliates”). Jeff Barnes, Dave Herron and Sean Schickedanz are managing members of CPV Partners GP, LLC, the sole General Partner of each of the CVP Affiliates, and therefore may be deemed to share voting control and investment power over the securities held by the CVP Affiliates.

(7)

Includes 712,375 shares of common stock held by Dr. Marrone, 191,414 shares of common stock issuable to Dr. Marrone upon the exercise of outstanding options exercisable within 60 days, 6,419 shares of common stock held by Florence H. Marrone TOD Pamela G. Marrone and 52,981 shares of common stock held by Dr. Marrone and Michael Rogers. Does not include 86,030 shares of common stock issuable to Dr. Marrone upon the exercise of outstanding options not exercisable within 60 days.

(8)	Includes 12,745 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days.
(9)

Ranjeet Bhatia is a Director of Saffron Hill MGP Ltd and Saffron Hill MGP2 Ltd, the General Partners of Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P. respectively, and therefore may be deemed to share voting control and investment power over the securities held by Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P. See also note 3 to this section.

(10)

Does not include warrants to purchase 1,190 shares of common stock, which will be first exercisable after 60 days, held by Timothy and Patricia Fogarty 2011 Trust, Dated August 1, 2011. Tim Fogarty is a Partner of the Contrarian Group, an affiliate of CGI Opportunity Fund II, L.P. but does not hold voting control or investment power over the securities held by CGI Opportunity Fund II, L.P. See also note 1 to this section.

(11)

Does not include warrants to purchase 3,571 shares of common stock, which will be first exercisable after 60 days, held by Lawrence Hough. Lawrence Hough is the Managing Director of Stuart Mill Partners, LLC, the general partner of Stuart Mill Venture Partners, L.P., but does not hold voting control or investment power over the securities held by Stuart Mill Venture Partners, L.P. See also note 4 to this section.

(12)	Joseph Hudson is a member of One Earth Capital, LLC, but does not hold voting control or investment power over the securities held by One Earth Capital, LLC. See also note 2 to this section.
(13)

Includes 99,522 shares of common stock held by The Richard and Mary Rominger Community Trust and 12,121 shares of common stock usable to Mr. Rominger upon the exercise of outstanding options exercisable within 60 days. Does not include 4,461 shares of common stock issuable to Mr. Rominger upon the exercise of outstanding options not exercisable within 60 days.

(14)

Includes 3,059 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 6,541 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.

(15)

Includes 123,685 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 62,266 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.

(16)	Does not include 79,657 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(17)

Includes 887,792 shares of common stock, 343,024 shares of common stock issuable upon the exercise of outstanding options held by current directors and executive officers exercisable within 60 days. Does not include 260,622 shares of common stock issuable upon the exercise of outstanding options held by current directors and executive officers not exercisable within 60 days or warrants to purchase 4,761 shares of common stock, which will be first exercisable after 60 days, held by our current directors and executive officers. See also notes 1, 2, 3 and 4 to this section.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since December 31, 2009, to which we were a participant or will be a participant, in which:

■	the amounts involved exceeded or will exceed $120,000; and

■

any of our directors, executive officers, holders of more than 5% of our capital stock (which we refer to as 5% stockholders) or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the section titled “Executive Compensation.”

June 2013 Credit Facility

In June 2013, we entered into a credit facility agreement with a group of lenders under which such lenders have committed to permit us to draw, in exchange for promissory notes that accrue interest at a rate of 10% per annum, an aggregate of up to $5.0 million. In addition, in connection with our entry into the credit facility agreement, we have agreed to pay each lender a fee of 2% of such lender’s commitment amount, and we issued warrants to purchase a variable number of shares of common stock to the lenders, which upon completion of this offering, will represent the right to purchase an aggregate of up to 59,521 shares of common stock with the exercise price of $8.40 per share, 70% of the initial public offering price of $12.00 per share. See “Description of Certain Indebtedness—Term Loan, Promissory Notes and Credit Facility” and “Description of Capital Stock—Warrants.”

The table below sets forth, for each lender under the credit facility agreement that is a director, executive officer or 5% stockholder, and their respective affiliates, the aggregate principal amount committed under the credit facility agreement, the fee paid to such lender in respect of such commitment, and the number of shares of common stock into which the warrants issuable to such lender are convertible following this offering based on the initial public offering price of $12.00 per share.

NAME	AGGREGATE COMMITMENT AMOUNT ($)	CREDIT FEE ($)	WARRANT SHARES ISSUABLE
One Earth Capital, LLC (1)	750,000	15,000	8,928
Saffron Hill Ventures 2, L.P. (2)	2,000,000	40,000	23,809
Stuart Mill Venture Partners, L.P. (3)	750,000	15,000	8,928
Timothy and Patricia Fogarty 2011 Trust, Dated August 1, 2011 (4)	100,000	2,000	1,190
Lawrence Hough (5)	300,000	6,000	3,571

(1)	One Earth Capital, LLC is a 5% stockholder whose representative, Joseph Hudson, is a member of our board of directors.
(2)	Saffron Hill Ventures 2, L.P., is a 5% stockholder whose representative, Ranjeet Bhatia, is a member of our board of directors.
(3)	Stuart Mill Venture Partners, L.P., is a 5% stockholder whose representative, Lawrence Hough is a member of our board of directors. See also note 5 to this section.
(4)	Timothy Fogarty was elected to our board of directors as a representative of CGI Opportunity Fund II, L.P., and its related affiliates.
(5)	Lawrence Hough was elected to our board of directors as a representative of Stuart Mill Venture Partners, L.P. See also note 3 to this section.

Issuance of Syngenta Convertible Note

In December 2012, we issued and sold to Syngenta Ventures Pte. LTD a convertible note in the aggregate principal amount of $12.5 million under a convertible note purchase agreement. The convertible note accrues interest at a rate of 10.00% per annum and matures on October 16, 2015, unless extended, but the convertible note and all principal and accrued interest will automatically convert into 1,536,045 shares of common stock in this offering, based on interest accrued as of March 31, 2013 and at a conversion price of $8.40 per share, 70% of the initial public offering price of $12.00 per share. See “Description of Certain Indebtedness—Convertible Notes—December 2012 Convertible Note.”

Issuance of Insider Convertible Notes

From March through October 2012, we issued and sold in a series of closings convertible notes in the aggregate principal amount of approximately $9.1 million under a convertible note purchase agreement. The convertible notes all accrue interest at a rate of 10.0% per annum and mature on September 30, 2013, but the convertible notes and all principal and accrued interest will automatically convert into shares of our common stock upon completion of this offering. See “Description of Certain Indebtedness—Convertible Notes—March and October 2012 Convertible Notes.”

The table below sets forth, for each purchaser of the convertible notes that is a director, executive officer or 5% stockholder, and their respective affiliates, the aggregate principal amount and purchase price of convertible notes purchased and the number of shares of common stock into which such convertible notes are convertible in this offering, based on interest accrued as of March 31, 2013 and at a conversion price of $8.40 per share, 70% of the initial public offering price of $12.00 per share.

NAME	AGGREGATE PRINCIPAL AND AGGREGATE PURCHASE PRICE OF CONVERTIBLE NOTES ($)	SHARES OF COMMON STOCK ISSUABLE
CGI Opportunity Fund II, L.P. (1)	1,000,000	132,018
One Earth Capital, LLC (2)	1,000,000	131,946
Saffron Hill Ventures 2, L.P. (3)	1,474,960	194,668
Stuart Mill Venture Partners, L.P. (4)	1,500,000	197,973
Syngenta Ventures Pte. LTD. (5)	500,000	65,919
Entities affiliated with Clean Pacific Ventures (6)	790,000	104,123
Ranjeet Bhatia (7)	150,000	19,797
Dr. Pamela G. Marrone (8)	30,049	3,964

(1)	CGI Opportunity Fund II, L.P. is a 5% stockholder whose representative, Tim Fogarty, is a member of our board of directors.
(2)	One Earth Capital, LLC is a 5% stockholder whose representative, Joseph Hudson, is a member of our board of directors.
(3)	Saffron Hill Ventures 2, L.P. is a 5% stockholder whose representative, Ranjeet Bhatia, is a member of our board of directors. See also note 7 to this section.
(4)	Stuart Mill Venture Partners, L.P. is a 5% stockholder whose representative, Lawrence Hough, is a member of our board of directors.
(5)	Syngenta Ventures Pte. LTD. is a 5% stockholder.
(6)	Clean Pacific Ventures is a 5% stockholder whose representative, Sean Schickedanz, was a member of our board of directors at the time of investment and until August 1, 2013.
(7)	Ranjeet Bhatia was elected to our board of directors as a representative of Saffron Hill Ventures 2, L.P. See also note 3 to this section.
(8)

Pamela G. Marrone is our Chief Executive Officer, a member of our board of directors and a 5% stockholder. The convertible notes purchased by Pamela G. Marrone and Michael J. Rogers and those purchased by Florence H. Marrone TOD Pamela G. Marrone are aggregated with those purchased by Pamela G. Marrone for purposes above.

Issuance of Series C Convertible Preferred Stock

During 2010 and 2011, we issued and sold in a series of closings an aggregate of 4,778,456 shares of our Series C convertible preferred stock at a price per share of $5.317, for an aggregate consideration of approximately $25.4 million. In connection with Syngenta Ventures Pte. LTD.’s participation in the financing, we agreed not to issue or sell any shares of preferred stock to any material direct competitor of Syngenta AG or its affiliates, provided that this provision will terminate upon completion of this offering. The table below sets forth the number of shares of Series C convertible preferred stock purchased and aggregate purchase price for each purchaser that is a director, executive officer or 5% stockholders, and their affiliates.

NAME	SHARES OF SERIES C PREFERRED STOCK (#)	AGGREGATE PURCHASE PRICE ($)
CGI Opportunity Fund II, L.P. (1)	617,749	3,284,324
One Earth Capital, LLC (2)	564,271	3,000,003
Saffron Hill Ventures 2, L.P. (3)	578,090	3,073,474
Stuart Mill Venture Partners, L.P. (4)	617,749	3,284,324
Syngenta Ventures Pte. LTD. (5)	564,270	2,999,998
Entities affiliated with Clean Pacific Ventures (6)	481,114	2,557,892
Dr. Pamela G. Marrone (7)	16,125	85,732

(1)	CGI Opportunity Fund II, L.P. is a 5% stockholder whose representative, Tim Fogarty, is a member of our board of directors.
(2)	One Earth Capital, LLC is a 5% stockholder whose representative, Joseph Hudson, is a member of our board of directors.
(3)	Saffron Hill Ventures 2, L.P. is a 5% stockholder whose representative, Ranjeet Bhatia, is a member of our board of directors.
(4)	Stuart Mill Venture Partners, L.P. is a 5% stockholder whose representative, Lawrence Hough, is a member of our board of directors.
(5)	Syngenta Ventures Pte. LTD. is a 5% stockholder.
(6)	Clean Pacific Ventures is a 5% stockholder whose representative, Sean Schickedanz, was a member of our board of directors at the time of investment and until August 1, 2013.
(7)	Pamela G. Marrone is our Chief Executive Officer, a member of our board of directors and a 5% stockholder. The shares of Series C preferred stock are held by Pamela G. Marrone and Michael J. Rogers.

Investor Rights Agreement

We are party to a second amended and restated investor rights agreement which provides that the holders of common stock (including those issuable upon conversion of our preferred stock), including Dr. Pamela G. Marrone, our Chief Executive Officer, and Richard Rominger, our Chairman of the Board, have certain rights relating to the registration of shares of such common stock. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” In addition to such registration rights, the investor rights agreement provides for certain information rights, board observer rights and rights of first refusal. The provisions of the investor rights agreement, other than those relating to registration rights, will terminate upon the completion of this offering.

Voting Agreement

We have entered into a second amended and restated voting agreement with certain holders of our common stock and certain holders of our preferred stock which will terminate upon completion of this offering. For a description of the third amended and restated voting agreement, see the section titled “Management—Voting Arrangements.”

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers and agreements with, and offer letters to, our executive officers containing compensation and termination provisions, among others.

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with certain of our directors and executive officers, and we purchase directors’ and officers’ liability insurance. In connection with this offering, we intend to enter into new indemnification agreements with our directors and certain of our executive officers. The indemnification agreements and our amended and restated certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Description of Capital Stock—Limitations of Liability and Indemnification Matters.”

Syngenta Commercial Agreement

In February 2011, we entered into an agreement with Syngenta Crop Protection AG, an affiliate of a 5% stockholder, whereby we have designated Syngenta as our exclusive distributor for Regalia in specialty crop markets in Europe, Africa and the Middle East. See “—Issuance of Series C Convertible Preferred Stock,” and, for a description of the agreement, see the section titled “Business—Strategic Collaborations and Relationships.”

Policies and Procedures Regarding Related Party Transactions

Our board of directors reviews related party transactions for potential conflict of interest issues. Our board of directors has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us or a related person.

Director Independence

For a discussion of the independence of our directors, please see “Management—Director Independence” above.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Term Loan, and Promissory Notes and Credit Facility

The following is a summary of the material terms of our term loan, promissory notes and credit facility outstanding as of June 30, 2013, all of which will remain outstanding upon completion of this offering. This summary is qualified in its entirety by reference to the agreements which are filed as exhibits to the registration statement, of which this prospectus forms a part.

Five Star Bank

In March 2009, we entered into a promissory note with Five Star Bank in the aggregate of $0.65 million, which accrues interest at a rate of 7.0% per annum and which we repay at a rate of approximately $13,000 per month through maturity on November 1, 2014. As of June 30, 2013, the outstanding principal amount of the promissory note was $0.2 million.

In addition, in March 2012, we entered into a term loan agreement with Five Star Bank for $0.5 million, which replaced a prior revolving line of credit with the bank. Under the term loan agreement, interest accrues at a rate of 7.0% per annum, and we are obligated to repay the loan at a rate of approximately $12,000 per month through maturity on April 1, 2016. As of June 30, 2013, the outstanding principal amount of the term loan was $0.4 million.

Under the terms of the promissory notes and the term loan agreement, all our outstanding debt to Five Star Bank is secured by all of our inventory, chattel paper, accounts, equipment and general intangibles (excluding certain financed equipment and any intellectual property). Among other things, a payment default with respect to each of the promissory notes and the term loan, as well as other events such as a default under other loans or agreements that would materially affect us, constitute events of default. Upon an event of default, Five Star Bank may declare the entire unpaid principal and interest immediately due and payable.

October 2012 and April 2013 Junior Secured Promissory Notes

In October 2012, we completed the sale of promissory notes under a note purchase agreement in the aggregate principal amount of $7.5 million to 12 investors in a private placement. The promissory notes accrue interest at a rate of 12% per annum and mature on October 2, 2015, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 12% to 13% in the first year of the extension to October 2, 2016, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to October 2, 2017. We are only obligated to pay interest on the promissory notes on a monthly basis until maturity, when remaining interest and all principal becomes due. In addition, in connection with the promissory notes, each note holder received a warrant to purchase a variable number of common shares, which will be automatically exercisable by net exercise, at the completion of this offering, with warrant coverage equal to a number of shares determined by multiplying the purchase price paid by each holder for the respective note by 15% and dividing such product by 70% of the initial public offering price per share, and with the exercise price for the warrants equal to 70% of the initial public offering price per share. See “Description of Capital Stock—Warrants.”

In addition, in April 2013, we completed the sale of an additional $4.95 million of promissory notes to 10 investors in a private placement under an amendment to the note purchase agreement in exchange for $3.7 million in cash and $1.25 million in cancellation of indebtedness under an outstanding convertible note. See “—Convertible Notes—October 2012 Subordinated Convertible Note.” The additional promissory notes bear interest at the same rates, mature on the same schedule, and are subject to substantially the same terms as the promissory notes issued in October 2012, but the warrants issued in connection with additional notes have coverage based on 20% of the purchase price paid (including consideration in the form of cancellation of indebtedness) and may not be exercised until the earlier to occur of 18 months following the completion of this offering or a sale of our company.

As of June 30, 2013, the aggregate outstanding principal amount of the promissory notes was $12.45 million.

Under the terms of the note purchase agreement entered into in connection with the issuance of the promissory notes, we have agreed to certain covenants, including certain restrictions on the incurrence of additional indebtedness. The promissory notes are secured by a security interest in all of our present and future accounts, chattel paper, commercial tort claims, goods, inventory, equipment, personal property, instruments, investment properties, documents, letter of credit rights, deposit accounts, general intangibles, records, real property, appurtenances and fixtures, tenant improvements and intellectual property, which consists in part of its patents, copyrights and other intangibles.

June 2013 Credit Facility

On June 14, 2013, we entered into a credit facility agreement with a group of lenders. Under the credit agreement, the lenders have committed to permit us to draw an aggregate of up to $5.0 million, and, subject to our obtaining additional commitments from lenders, such amount may be increased to up to $7.0 million. The credit facility expires on June 30, 2014. During the term of the credit facility, we may request from the lenders up to four advances, with each advance equal to one quarter of each lender’s aggregate commitment amount. We will issue promissory notes in the principal amount of each such advance that will accrue interest at rate of 10% per annum. We are not obligated to pay principal or interest on the promissory notes until their maturity on June 30, 2014, at which point all principal and unpaid interest will become due. In addition, we may not prepay the promissory notes prior to their maturity date without consent of at least a majority in interest of the aggregate principal amount of the promissory notes then outstanding under the credit facility. In addition, in connection with our entry into the credit facility agreement, we have agreed to pay each lender a fee of 2% of such lender’s commitment amount, and we issued to each lender a warrant to purchase a variable number of common shares, with warrant coverage equal to a number of shares determined by multiplying such lender’s commitment amount by 10% and dividing such product by 70% of the initial public offering price per share, and with the exercise price for the warrants equal to 70% of the initial public offering price per share. See “Description of Capital Stock—Warrants.”

As of June 30, 2013, we have not drawn on the credit facility, and accordingly have issued no promissory notes and have no outstanding indebtedness thereunder. If we obtain additional commitments from existing or new lenders under the credit agreement, we will pay to such lenders a fee of 2% of such additional commitment amount and issue to such lender a warrant on the same terms discussed above.

Convertible Notes

The following is a summary of the material terms of our convertible notes outstanding as of June 30, 2013, all of which will, in accordance with their terms, automatically convert into shares of our common stock upon completion of this offering. This summary is qualified in its entirety by reference to the agreements which are filed as exhibits to the registration statement, of which this prospectus forms a part.

March and October 2012 Convertible Notes

From March 2012 through October 2012, we completed the sale of convertible notes under a convertible note purchase agreement, as amended, in the aggregate principal amount of $9.1 million to 38 investors, including certain holders of more than 5% of our capital stock, in a private placement. The convertible notes all accrue interest at a rate of 10.0% per annum and mature on September 30, 2013.

As of June 30, 2013, the outstanding amount of the convertible notes was $10.2 million including accrued interest of $1.1 million.

We are not obligated to pay interest or principal on the convertible notes, but under the terms of the convertible notes, if we close an initial public offering prior to the maturity date in which we receive gross cash proceeds, before underwriting discounts, commissions and fees, of at least $30 million (referred to as a “qualified initial public offering”), the principal and accrued interest due under the convertible notes will be automatically converted into the number of shares of our common stock determined by dividing such unpaid amounts by 70% of the per share price of our common stock sold in such qualified initial public offering, with respect to $8.1 million in principal of the notes, and 80% of the initial public offering price, with respect to $1.0 million in principal of the notes. Therefore, immediately after completion of this offering, based on conversion prices of $8.40 per share and $9.60 per share, which are 70% and 80% of the initial public offering price of $12.00 per share, respectively, all principal and accrued interest under the convertible notes will be automatically converted into an aggregate of 1,174,759 shares of common stock (without giving effect to interest accrued after March 31, 2013), and the convertible notes shall no longer be outstanding.

Alternatively, the convertible notes will be automatically converted into other new securities, as follows, if prior to closing a qualified initial public offering, we close an equity financing for an aggregate consideration of at least $5.0 million (referred to as a “qualified equity financing”) or a debt financing for an aggregate consideration of at least $5.0 million (referred to as a “qualified debt financing,” provided that the closing of certain financings under consideration at the time of the issuance of the convertible notes will not be considered qualified debt financings). If prior to closing a qualified initial public offering, we close a qualified equity financing, the principal and accrued interest due under the convertible notes will convert into the number of equity securities issued in the equity financing determined by dividing such unpaid amounts by 80% of the purchase price of such securities, with respect to $8.1 million in principal of the notes, and 85% of the purchase price of such securities, with respect to $1.0 million in principal of the notes. If prior to closing a qualified initial public offering or a qualified equity financing, we close a qualified debt financing, the principal and accrued interest due under the convertible notes will, subject to certain exceptions, convert into the equivalent dollar amount of debt securities issued in the debt financing. In addition, if prior to closing a qualified initial public offering, but after June 15, 2012, we close a qualified debt financing, we will be obligated to issue, to the holders of the convertible notes, warrants to purchase either shares of our Series C convertible preferred stock or, if we close a qualified equity financing by September 30, 2013, the preferred stock issued in such a qualified equity financing. Any such warrants would be exercisable for a number of shares of the applicable preferred stock determined by dividing 20% of outstanding principal and accrued interest under the convertible notes at the time of exercise by the applicable purchase price per share of such preferred stock.

Further, if prior to their maturity on September 30, 2013, the convertible notes have not previously converted into shares of our common stock or other equity securities in connection with a qualified initial public offering, qualified equity financing or qualified debt financing, as described above, the convertible notes will automatically convert into a new series of preferred stock, to be authorized immediately prior to the convertible notes’ maturity, at a rate of $7.846 per share.

The convertible notes are unsecured, and may become due and payable upon an event of default, which may occur as a result of, among other things, an acceleration of the maturity of our other indebtedness, if not cured.

October 2012 Subordinated Convertible Note

In October 2012, we completed the sale of a convertible note under a convertible note purchase agreement in the amount of $2.5 million to an investor in a private placement. The convertible note accrues interest at a rate of 12% per annum and matures on October 16, 2015, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 12% to 13% in the first year of the extension to October 16, 2016, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to October 16, 2017. In April 2013, $1.25 million of principal indebtedness under the convertible note was cancelled in exchange for delivery of a promissory note and related warrant. See “—Term Loan, Promissory Notes and Credit Facility—October 2012 Junior Secured Promissory Notes.” As of June 30, 2013, the outstanding amount of the convertible note was $1.4 million including accrued interest of $0.2 million.

We are not obligated to pay interest or principal on the convertible note until maturity, when all interest and principal become due, but under the terms of the convertible note, if we close an initial public offering prior to the maturity date, the principal and accrued interest due under the convertible notes will be automatically converted into the number of shares of our common stock determined by dividing such unpaid amounts by 85% of the per share price of our common stock sold in the initial public offering, if the initial public offering occurs on or before April 16, 2014, or 80% of the per share price of our common stock sold in the initial public offering, if the initial public offering occurs after April 16, 2014, or. Therefore, immediately after completion of this offering, based on a conversion price of $10.20 per share, which is 85% of the initial public offering price of $12.00 per share, all principal and accrued interest under the convertible notes will be automatically converted into an aggregate of 136,193 shares of common stock (without giving effect to interest accrued after March 31, 2013), and the convertible notes shall no longer be outstanding.

Alternatively, the convertible note will be automatically converted into other new securities, as follows. If prior to closing an initial public offering, we close a financing of equity securities for an aggregate consideration of at least $5.0 million, the principal and accrued interest due under the convertible note will convert into the number of equity securities issued in the financing determined by dividing such unpaid amounts by 85% of the purchase price of such securities if the financing occurs on or prior to April 16, 2014, or 80% of the purchase price of such securities if the financing occurs thereafter. In addition, if prior to closing an initial public offering, we close a sale of the Company, the principal and accrued interest due under the convertible note will convert into the number of shares of common stock determined by dividing such unpaid amounts by 85% of the fair value of our common stock, if the sale occurs on or prior to April 16, 2014, or 80% of the fair value of our common stock if the sale occurs thereafter.

Under the terms of the convertible note purchase agreement entered into in connection with the issuance of the convertible note, we have agreed to certain covenants, including certain restrictions on the incurrence of additional indebtedness. The convertible note is subordinate to our $12.45 million in outstanding October 2012 and April 2013 Junior Secured Promissory Notes and is secured by a security interest in all of our present and future accounts, chattel paper, commercial tort claims, goods, inventory, equipment, personal property, instruments, investment properties, documents, letter of credit rights, deposit accounts, general intangibles, records, real property, appurtenances and fixtures, tenant improvements and intellectual property, which consists in part of its patents, copyrights and other intangibles.

December 2012 Convertible Note

In December 2012, we completed the sale of a convertible note under a convertible note purchase agreement in the amount of $12.5 million in a private placement to Syngenta Ventures Pte. LTD., a holder of more than 5% of our capital stock. The convertible note accrues interest at a rate of 10% per annum and matures on October 16, 2015, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension to October 16, 2016, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to October 16, 2017. In addition, if there is an event of default, which may occur as a result of, among other things, an uncured default under the terms of another debt instrument in an aggregate principal amount in excess of $100,000, the then-applicable interest rate shall be increased by 4%. As of June 30, 2013, the outstanding amount of the convertible note was $13.2 million including accrued interest of $0.7 million.

No payments are due under the convertible note until maturity, but under the terms of the convertible note, if we close an initial public offering prior to the maturity date in which we receive gross cash proceeds, before underwriting discounts, commissions and fees, of at least $20.0 million where at least 50% of the amount invested comes from sources other than existing holders of the our equity, strategic investors or affiliates (referred to as a “qualified initial public offering”), the principal and accrued interest due under the convertible notes will be automatically converted into the number of shares of our common stock determined by dividing such unpaid amounts by 70% of the per share price of our common stock sold in such qualified initial public offering. Therefore, immediately after completion of this offering, based on a conversion price of $8.40 per share, which is 70% of the initial public offering price of $12.00 per share, all principal and accrued interest under the notes will be automatically converted into an aggregate of 1,536,045 shares of common stock (without giving effect to interest accrued after March 31, 2013), and the convertible notes shall no longer be outstanding.

Alternatively, the convertible notes will be automatically converted into other new securities, as follows, if prior to closing a qualified initial public offering, we close an equity financing for an aggregate consideration of at least $20.0 million where at least 50% of the amount invested comes from sources other than existing holders of the our equity, strategic investors or affiliates (referred to as a “qualified financing”). If prior to closing a qualified initial public offering, we close a qualified financing, the principal and accrued interest due under the convertible notes will convert into the number of equity securities issued in the financing determined by dividing such unpaid amounts by 75% of the purchase price of such securities if the financing occurs on or prior to June 30, 2013, or 70% of the purchase price of such securities if the financing occurs thereafter. In addition, in the earlier event of a non-qualified financing of equity or debt securities the convertible note may be converted, at the option of the holder, into the same type of securities issued in such financing, and in the earlier event of a transaction or series of transactions that result in the transfer of more than 50% of the voting power of the Company or that result in gross proceeds of at least $120.0 million, the convertible note may be either, at the option of the holder, repaid at a premium or converted at a discount into shares of our common stock.

Under the terms of the convertible note purchase agreement entered into in connection with the issuance of the convertible note, we have agreed to certain covenants, including certain restrictions on the incurrence of additional indebtedness, payment of distributions on our capital stock and entry into certain transactions with affiliates. The convertible notes are unsecured.

First and Second May 2013 Convertible Notes

In May 2013, we completed the sale of convertible notes under a convertible note purchase agreement in the amount of $3.5 million in a private placement to 22 investors, including Valley Oak Investments, LP. The convertible note accrues interest at a rate of 10% per annum and matures on May 22, 2016, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension to May 22, 2017, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to May 22, 2018. In addition, if there is an event of default, which may occur as a result of, among other things, an uncured default under the terms of another debt instrument in an aggregate principal amount in excess of $0.1 million, the then-applicable interest rate shall be increased by 4%. As of June 30, 2013, the outstanding amount of the convertible notes was $3.6 million including accrued interest of $0.04 million.

In addition, in May 2013, we completed the sale of a convertible note under a separate convertible note purchase agreement in the amount of $3.0 million in a private placement to DSM Venturing BV. The convertible note accrues interest at a rate of 10% per annum and matures on May 30, 2016, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension to May 30, 2017, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to May 30, 2018. In addition, if there is an event of default, which may occur as a result of, among other things, an uncured default under the terms of another debt instrument in an aggregate principal amount in excess of $100,000, the then-applicable interest rate shall be increased by 4%. As of June 30, 2013, the outstanding amount of the convertible note was $3.03 million including accrued interest of $0.03 million.

No payments are due under the convertible notes until maturity, but under the terms of the convertible notes, if we close an equity financing, including an initial public offering, prior to the maturity date in which we receive immediately available gross cash proceeds of at least $20.0 million where at least 50% of the amount invested comes from sources other than existing holders of the our equity, strategic investors or affiliates (referred to as a “qualified financing”), the principal and accrued interest due under the convertible notes will be automatically converted into the number of shares of our common stock determined by dividing such unpaid amounts by 70% of the per share price of our common stock sold in such qualified financing. Therefore, immediately after completion of this offering, based on a conversion price of $8.40 per share, which is 70% of the initial public offering price of $12.00 per share, all principal and accrued interest under the notes will be automatically converted into an aggregate of 777,253 shares of common stock (without giving effect to accrued interest), and the convertible notes shall no longer be outstanding.

Alternatively, in the earlier event of a non-qualified financing of equity or debt securities the convertible note may be converted, at the option of the holder, into the same type of securities issued in such financing, and in the earlier event of a transaction or series of transactions that result in the transfer of more than 50% of the voting power of the Company, the convertible notes may be either, at the option of the holder, repaid at a premium or converted at a discount into shares of our common stock.

Under the terms of the convertible note purchase agreements entered into in connection with the issuance of the convertible notes, we have agreed to certain covenants, including certain restrictions on the incurrence of additional indebtedness, payment of distributions on our capital stock and entry into certain transactions with affiliates. The convertible notes are unsecured.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our restated certificate of incorporation and bylaws. For more detailed information, please see our restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our certificate of incorporation provides for one class of common stock. In addition, our certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 270,000,000 shares, all with a par value of $0.00001 per share, of which:

■	250,000,000 shares are designated as common stock; and

■	20,000,000 shares are designated as preferred stock.

As of March 31, 2013, we had outstanding 1,268,941 shares of common stock. In addition, we had outstanding 1,483,431 shares of Series A preferred stock, 2,241,996 shares of Series B preferred stock and 4,778,456 shares of Series C preferred stock. As of March 31, 2013 outstanding capital stock was held by 126 stockholders of record. As of March 31, 2013, we also had outstanding options to acquire 2,040,406 shares of common stock held by employees, directors and consultants, and as of March 31, 2013, there were warrants outstanding for the purchase of 5,753 shares of Series A preferred stock, 9,590 shares of Series B preferred stock and 191,177 shares of Series C preferred stock, on an as-converted to common stock basis, with a weighted-average exercise price of $7.56 per equivalent share of common stock, all of which have been exercised as discussed further below. In addition, we also have outstanding warrants to purchase a variable number of common shares, which will be exercisable at or after the completion of this offering for a total of 311,306 shares of common stock, with coverage based on, and an exercise price of, $8.40 per share, which is 70% of the initial public offering price of $12.00 per share, provided that certain of such warrants will be exercised by net exercise upon completion of this offering as discussed further below.

Common Stock

Voting Rights

Under our amended and restated certificate of incorporation, each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Though we currently have no plans to issue any shares of preferred stock, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 20,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

■	diluting the voting power of the holders of common stock;

■	reducing the likelihood that holders of common stock will receive dividend payments;

■	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

■	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

As of March 31, 2013, we had warrants outstanding to purchase 5,753 shares of Series A preferred stock, 9,590 shares of Series B preferred stock and 191,177 shares of Series C preferred stock. The Series B convertible preferred stock warrants have all been exercised in cash for 9,590 shares of common stock, and the Series A and Series C convertible preferred stock warrants have been exercised by net exercise, effective as of the completion of this offering, for an aggregate of 70,679 shares of common stock, based on the initial public offering price of $12.00 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise upon the occurrence of certain events, including stock dividends, reorganizations, reclassifications and consolidations.

In October 2012, we issued outstanding warrants to purchase a variable number of shares of common stock, which will be automatically exercisable by net exercise, at the completion of this offering, for 40,172 shares of common stock, with coverage based on, and an exercise price of, $8.40 per share, which is 70% of the initial public offering price of $12.00 per share. The warrants were issued in connection with outstanding promissory notes issued in October 2012. The warrant coverage such for warrants is equal to a number of shares determined by multiplying the purchase price paid by each holder for the respective note by 15% (or, based on a total of $7.5 million paid for the notes, $1.125 million) and dividing such product by 70% of the initial public offering price per share, and with the exercise price for the warrants equal to 70% of the initial public offering price per share.

In April 2013, we issued outstanding warrants to purchase a variable number of shares of common stock. The warrants will terminate upon the earlier to occur of 18 months following the completion of this offering or the acquisition of the Company (as defined in the warrants). Following the completion of this offering, the warrants will be exercisable for 117,858 shares of common stock with coverage based on, and an exercise price per share of, $8.40, which is 70% of the initial public offering price of $12.00 per share.

The warrants were issued in connection with outstanding promissory notes issued in April 2013, and the coverage is equal to a number of shares determined by multiplying the purchase price paid by each holder for the respective note by 20% (or, based on a total $4.95 million paid for the notes, $0.99 million) and dividing such product by 70% of the initial public offering price per share, and with the exercise price for the warrants equal to 70% of the initial public offering price per share. See “Description of Certain Indebtedness—Term Loans, Promissory Notes and Credit Facility—October 2012 and April 2013 Junior Secured Promissory Notes.”

In June 2013, we issued outstanding warrants to purchase a variable number of shares of common stock, which will terminate upon the earlier to occur of June 2023 and the acquisition of the Company (as defined in the warrants). Following the completion of this offering, the warrants will be exercisable for 59,521 shares of common stock, with coverage price based on, and an exercise price of, $8.40 per share, which is 70% of the initial public offering price of $12.00 per share. The warrants were issued in connection with a credit facility, and the coverage is equal to a number of shares determined by multiplying the amounts committed under the credit facility by 10% (or, based on the $5.0 million committed under the credit facility as of June 17, 2013, $0.5 million) and dividing such product by 70% of the initial public offering price per share, with the exercise price for the warrant equal to 70% of the initial public offering price per share. See “Description of Certain Indebtedness—Term Loan, Promissory Notes and Credit Facility—June 2013 Credit Facility.”

Registration Rights

In March 2010, we entered into the second amended and restated investor rights agreement, referred to as the investor rights agreement, with certain holders of our preferred stock and certain holders of our common stock, pursuant to which we agree to provide certain rights relating to registration of common stock (i) held by such holders of common stock, (ii) issuable upon conversion of preferred stock held by such holders and (iii) issuable upon conversion or exercise of any warrant held by such holder, and issued as a dividend or a distribution with respect to, in exchange for or in replacement of these securities described above. Subject to certain exceptions, we will generally bear the expenses incurred in connection with such registration and compliance with the relevant provisions of the investor rights agreement.

In addition, the holder of an outstanding warrant to purchase shares of Series A preferred stock, which has been exercised by net exercise effective upon the completion of this offering, is also entitled to certain rights relating to the registration of the common stock issuable upon conversion of the Series A preferred stock purchasable upon exercise of the warrant.

Substantially all of our stockholders with rights relating to registration of our common stock have executed agreements with the representatives of the underwriters pursuant to which they are prohibited from exercising their registration rights for 180 days following the date of this prospectus (subject to extension under certain circumstances), as described in the section titled “Underwriting.”

Demand Registration Rights

Pursuant to the investor rights agreement, after the completion of this offering, the holders of approximately 11.2 million shares of our common stock will be entitled to certain demand registration rights. At any time after the earlier of 180 days following the date of this prospectus or March 5, 2013, the holders of at least 40% of these shares can request that we register all or a portion of the shares of common stock issuable upon conversion of their shares, provided that we are not required to effect a registration in certain circumstances, including if we have already effected two registrations that were declared effective pursuant to such demand registration rights. Such request for registration must cover that number of shares with an anticipated aggregate offering price of at least $10 million. Additionally, we will not be required to effect a demand registration during the 180 days following the effectiveness of a company-initiated registration statement relating to an initial public offering of our securities, and if we give notice to requesting holders that we intend to file a registration statement for an initial public offering within 90 days, provided that we use reasonable good faith efforts to cause such registration statement to be filed and become effective.

If an underwriter in the underwritten offering advises us that marketing factors would require a limitation of the number of securities to be underwritten, then subject to certain exceptions, the number of shares of registrable securities that may be included in the underwriting will be allocated to all holders of registrable securities in proportion to the number of registrable securities held by such holders of registrable securities.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately 12.6 million shares of our common stock will be entitled to certain “piggyback” registration rights allowing such holders to include these shares of common stock (including those issuable upon conversion of shares of preferred stock) in such registration, provided that, if the underwriters in the underwritten offering determines that marketing factors require a limitation of number of shares to be underwritten, the number of shares such holders are entitled to include in the registration may be subject to certain cutbacks based on the priority set forth in the investor rights agreement. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to receive notice of the registration and have the right, subject to limitations described above, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately 12.5 million shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of more than 10% of these shares can make a written request that we register the shares of common stock issuable upon conversion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, including those of holders that are entitled to inclusion in such registration, is at least $1.5 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S- 3 if we have previously effected two such registrations in the 12-month period preceding the request for registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. The demand, piggyback and Form S-3 registration rights described above will expire upon the earlier of (i) five years after our initial public offering in which the public offering price per share is at least $10.633 and the proceeds to us before deduction of underwriters’ commissions and expenses are at least $30 million, (ii) with respect to any particular stockholder, when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90 day period, or (iii) the closing of a change of control event or the sale of substantially all of our assets.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment or repeal of the bylaws by stockholders, and our amended and restated bylaws require an 80% stockholder vote to amend the provisions of our bylaws relating to the election and classification of directors. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% and 80% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

■	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

■

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

■	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

■	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to of the following:

■	any breach of their duty of loyalty to us or our stockholders;

■	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

■	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

■	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws, as currently in effect and as will be amended and restated immediately prior to the closing of this offering, also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered and intend to continue to enter into separate indemnification agreements with certain of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our charter documents, and may provide additional procedural protection. These agreements will require us, among other things, to:

■	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

■	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

■	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. We also make available standard life insurance and accidental death and disability insurance policies to our employees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Exchange Listing

We have been approved to list our common stock on the Nasdaq Global Market under the symbol “MBII.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and there can be no assurance that a market for our common stock will develop or be sustained after this offering. Future sales of our common stock in the public market, including shares issued upon exercise of outstanding or options, or the availability of such shares for sale in the public market, could adversely affect the trading price of our common stock. As described below, only a limited number of shares will be available for sale by our existing stockholders shortly after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common stock at such time and our ability to raise equity capital in the future.

Based on 13,517,515 shares of common stock outstanding as of March 31, 2013, upon completion of this offering, 18,267,515 shares of common stock will be outstanding, reflecting 4,750,000 shares of common stock sold in this offering and assuming no exercise of the underwriters’ option to purchase additional shares of common stock. All of the shares sold in this offering (including any shares sold upon the underwriters’ exercise of their option to purchase additional shares) will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act. The remaining shares of common stock will be deemed restricted securities as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. In addition, substantially all of these restricted securities will be subject to the lock-up or market stand-off agreements described below.

Subject to the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

DATE	NUMBER OF SHARES
Immediately after completion of this offering	4.8 million
180 days after the date of this prospectus	12.6 million
From time to time after the date 180 days after the date of this prospectus	0.8 million

In addition, of the 2,040,406 shares of our common stock that were subject to stock options outstanding as of March 31, 2013, options to purchase 1,085,827 shares of common stock were vested as of March 31, 2013 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period, beginning on the date 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

■	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

■	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, substantially all of the shares issued under Rule 701 are subject to the lock-up agreements described below and will only become eligible for sale when the lock-up period expires.

As of March 31, 2013, 53,333 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Lock-Up and Market Stand-Off Agreements

We and all of our directors and officers, as well as the other holders of at least 5% of the shares of our common stock (including securities exercisable or convertible into our common stock) outstanding immediately prior to this offering, have agreed that, without the prior written consent of each of Jefferies LLC and Piper Jaffray & Co. on behalf of the underwriters, during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus (as such period may be extended under certain circumstances), we and they will not, among other things:

■

offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

■	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

■	in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions. See “Underwriting” below for additional information.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our second amended and restated investors’ rights agreement, our standard form of option agreement under our 2011 Plan, and certain agreements under which our convertible promissory notes and common stock warrants were acquired, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

We are party to an investor rights agreement which provides that certain stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after the completion of this offering. However, the shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, the Medicare surtax on net investment income, or any aspects of U.S. federal estate or gift tax laws, U.S. alternative minimum tax, or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

■	banks, insurance companies or other financial institutions;

■	brokers;

■	partnerships or other pass-through entities, or investors therein;

■	tax-exempt organizations;

■	tax-qualified retirement plans;

■	dealers in securities or currencies;

■	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

■	U.S. expatriates and certain former citizens or long-term residents of the United States;

■	investors subject to the alternative minimum tax;

■	controlled foreign corporations;

■	passive foreign investment companies;

■	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

■	persons that will hold common stock as a position in a hedging transaction, straddle, conversion or other integrated transaction for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a collaboration holding shares of our common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, THE MEDICARE SURTAX ON NET INVESTMENT INCOME, THE U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our common stock that is not a U.S. person. A “U.S. person” is any of the following:

■	an individual citizen or resident of the United States;

■	a corporation created or organized in or under the laws of the United States any state thereof or the District of Columbia (or entity treated as such for U.S. federal income tax purposes);

■	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

■

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, other than certain pro rata distributions of common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Sale or Other Taxable Disposition of Our Common Stock” below.

Dividends on our common stock generally will be subject to United States withholding tax at a gross rate of 30%, subject to any exemption or lower rate specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected dividends,” as described below. We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification (generally, IRS Form W-8BEN) and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding. A non-U.S. holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

■

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base of the non-U.S. holder maintained in the United States;

■	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

■

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI (or other applicable form), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI (or other applicable form) (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Pursuant to the Foreign Account Tax Compliance Act, or “FATCA,” foreign financial institutions (which term includes most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) and certain other foreign entities must comply with certain new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a new 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers, even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Final Treasury regulations and IRS Notice 2013-43 defer this withholding obligation until July 1, 2014 for payments of U.S.-source dividends and until January 1, 2017 for gross proceeds from dispositions of stock in a U.S. corporation.

We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld pursuant to FATCA. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated August 1, 2013, among us, and Jefferies LLC and Piper Jaffray & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	2,208,750
Piper Jaffray & Co.	1,496,250
Stifel, Nicolaus & Company, Incorporated	712,500
Roth Capital Partners, LLC	332,500

Total	4,750,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.504 per share of common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$12.00	$12.00	$57,000,000	$65,550,000
Underwriting discounts and commissions paid by us	$0.84	$0.84	$3,990,000	$4,588,500
Proceeds to us, before expenses	$11.16	$11.16	$53,010,000	$60,961,500

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $4,000,000. We have agreed to reimburse the underwriters for certain expenses, including legal expenses and expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., up to $25,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have been approved to list our common stock on the Nasdaq Global Market under the trading symbol “MBII.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 712,500 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to approximately 300,000 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in this offering. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. These shares will not be subject to any lock-up arrangement with any underwriters, except to the extent purchased by our officers or directors, who have already entered into lock-up agreements. However, for those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of shares of common stock in the program. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Shaugn Stanley, one of our directors, currently serves as Senior Managing Director at Stifel Financial Corp., an affiliate of one of the underwriters.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is given for the transfer; or

(iii)	where the transfer is by operation of law.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jones Day, New York, New York. A partner of Morrison & Foerster LLP, our counsel, beneficially owns less than 1% of our outstanding shares of common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

MARRONE BIO INNOVATIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Marrone Bio Innovations, Inc.

We have audited the accompanying consolidated balance sheets of Marrone Bio Innovations, Inc. (“the Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marrone Bio Innovations, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Sacramento, California

June 17, 2013,

except for Note 17, as to which the date is August 1, 2013

MARRONE BIO INNOVATIONS, INC.

Consolidated Balance Sheets

(In Thousands, Except Par Value)

	DECEMBER 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$10,006	$2,215
Short-term investments	—	2,000
Restricted cash	9,139	—
Accounts receivable	2,970	447
Inventories	4,872	3,247
Prepaid expenses and other current assets	478	329

Total current assets	27,465	8,238
Property, plant and equipment, net	3,528	1,067
Other assets	2,785	513

Total assets	$33,778	$9,818

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$2,104	$930
Accrued liabilities	3,023	1,678
Deferred revenue, current portion	324	175
Capital lease obligations, current portion	207	179
Debt, current portion	8,572	219
Preferred stock warrant liability	1,884	27
Common stock warrant liability	301	—
Convertible notes payable, current portion	22,518	—

Total current liabilities	38,933	3,208
Deferred revenue, less current portion	1,696	601
Capital lease obligations, less current portion	195	115
Debt, less current portion	7,766	293
Convertible notes payable, less current portion	19,342	—
Other liabilities	481	89

Total liabilities	68,413	4,306
Commitments and contingencies (Note 13)
Convertible preferred stock—Series A: $0.00001 par value; 1,489 shares authorized; 1,484 shares issued and outstanding at December 31, 2012 and 2011 (aggregate liquidation preference of $3,867 at December 31, 2012)	3,747	3,747
Convertible preferred stock—Series B: $0.00001 par value; 2,252 shares authorized; 2,242 shares issued and outstanding at December 31, 2012 and 2011 (aggregate liquidation preference of $10,870 at December 31, 2012)	10,758	10,758
Convertible preferred stock—Series C: $0.00001 par value; 5,082 shares authorized; 4,778 shares issued and outstanding at December 31, 2012 and 2011 (aggregate liquidation preference of $25,405 at December 31, 2012)	25,107	25,107
Stockholders’ deficit:
Common stock: $0.00001 par value; 12,936 shares authorized; 1,267 and 1,247 shares issued and outstanding at December 31, 2012 and 2011, respectively	—	—
Additional paid-in capital	1,322	636
Accumulated deficit	(75,569)	(34,736)

Total stockholders’ deficit	(74,247)	(34,100)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$33,778	$9,818

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Consolidated Statements of Operations

(In Thousands, Except Per Share Amount)

	YEAR ENDED DECEMBER 31
	2012	2011
Revenues:
Product	$6,961	$5,194
License	179	57

Total revenues	7,140	5,251
Cost of product revenues	4,333	2,172

Gross profit	2,807	3,079
Operating expenses:
Research and development	12,741	9,410
Non-cash charge associated with a convertible note	3,610	—
Selling, general, and administrative	10,294	6,793

Total operating expenses	26,645	16,203

Loss from operations	(23,838)	(13,124)
Other income (expense):
Interest income	16	22
Interest expense	(2,466)	(88)
Change in estimated fair value of financial instruments	(12,461)	1
Other income (expense), net	(45)	9

Total other expense, net	(14,956)	(56)

Loss before income taxes	(38,794)	(13,180)
Income taxes	—	—

Net loss	(38,794)	(13,180)
Deemed dividend on convertible notes	(2,039)	—

Net loss attributable to common shareholders	$(40,833)	$(13,180)

Net loss per common share:
Basic and diluted	$(32.48)	$(10.64)

Weighted-average shares outstanding used in computing net loss per common share:
Basic and diluted	1,257	1,239

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Consolidated Statements of Comprehensive Loss

(In Thousands)

	YEAR ENDED DECEMBER 31
	2012	2011
Net loss	$(38,794)	$(13,180)
Other comprehensive loss	—	—

Comprehensive loss	$(38,794)	$(13,180)

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In Thousands)

	CONVERTIBLE PREFERRED STOCK								STOCKHOLDERS’ DEFICIT
											ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SERIES A		SERIES B		SERIES C		TOTAL		COMMON STOCK
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2010	1,484	$3,747	2,242	$10,758	2,286	$11,947	6,012	$26,452	1,234	$—	$352	$(21,556)	$(21,204)
Issuance of Series C convertible preferred stock, net of issuance costs of $91	—	—	—	—	2,492	13,160	2,492	13,160	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	13	—	13	—	13
Share-based compensation	—	—	—	—	—	—	—	—	—	—	271	—	271
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(13,180)	(13,180)

Balance at December 31, 2011	1,484	3,747	2,242	10,758	4,778	25,107	8,504	39,612	1,247	—	636	(34,736)	(34,100)
Exercise of stock options	—	—	—	—	—	—	—	—	20	—	24	—	24
Share-based compensation	—	—	—	—	—	—	—	—	—	—	662	—	662
Deemed dividend, convertible notes	—	—	—	—	—	—	—	—	—	—	—	(2,039)	(2,039)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(38,794)	(38,794)

Balance at December 31, 2012	1,484	$3,747	2,242	$10,758	4,778	$25,107	8,504	$39,612	1,267	$—	$1,322	$(75,569)	$(74,247)

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Consolidated Statements of Cash Flows

(In Thousands)

	YEAR ENDED DECEMBER 31
	2012	2011
Cash flows from operating activities
Net loss	$(38,794)	$(13,180)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	613	499
Share-based compensation	662	271
Noncash interest expense	1,224	4
Reduction of revenue associated with issuance of a convertible note (Note 7)	245	—
Non-cash charge associated with a convertible note (Note 7)	3,610	—
Change in estimated fair value of financial instruments	12,461	(1)
Gain on equipment sale and leaseback	—	(6)
Net changes in operating assets and liabilities:
Accounts receivable	(2,523)	430
Inventories	(1,625)	(1,703)
Prepaid expenses and other current assets	(149)	(191)
Other assets	(1,948)	(472)
Accounts payable	1,174	438
Accrued liabilities	1,345	668
Deferred revenue	1,244	776
Other liabilities	36	42

Net cash used in operating activities	(22,425)	(12,425)
Cash flows from investing activities
Purchases of plant, property and equipment	(2,757)	(423)
Purchase of short-term investments	—	(2,000)
Maturity of short-term investments	2,000	—

Net cash used in investing activities	(757)	(2,423)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	13,160
Proceeds from issuance of convertible notes payable	24,076	—
Proceeds from issuance of debt, net of financing costs	17,375	—
Proceeds from line of credit	500	500
Repayment of line of credit	(500)	(500)
Repayment of debt	(1,154)	(206)
Repayment of capital leases	(209)	(191)
Change in restricted cash	(9,139)	—
Proceeds from exercise of stock options	24	13

Net cash provided by financing activities	30,973	12,776
Net increase (decrease) in cash and cash equivalents	7,791	(2,072)
Cash and cash equivalents, beginning of year	2,215	4,287

Cash and cash equivalents, end of year	$10,006	$2,215

Supplemental disclosure of cash flow information
Cash paid for interest, net of amounts capitalized of $106 and $0 for years ended December 31, 2012 and 2011, respectively.	$1,136	$84

Supplemental disclosures of noncash investing and financing activities
Interest added to the principal of convertible notes	$837	$—

Equipment acquired under capital leases	$317	$93

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Notes to Consolidated Financial Statements

December 31, 2012

1. Summary of Business

Marrone Bio Innovations, Inc. (Company), formerly Marrone Organic Innovations, Inc., was incorporated under the laws of the State of Delaware on June 15, 2006, and is located in Davis, California. In July 2012, the Company formed a wholly-owned subsidiary, Marrone Michigan Manufacturing LLC (MMM LLC), a Michigan corporation, which holds the assets of a manufacturing plant the Company purchased in July 2012 as discussed in Note 2. The Company makes bio-based pest management and plant health products. The Company targets the major markets that use conventional chemical pesticides, including certain agricultural and water markets where its bio-based products are used as substitutes for, or in conjunction with, conventional chemical pesticides. The Company also targets new markets for which there are no available conventional chemical pesticides, the use of conventional chemical pesticides may not be desirable or permissible, or the development of pest resistance has reduced the efficacy of conventional chemical pesticides. The Company delivers EPA-approved and registered biopesticide products and other bio-based products that address the global demand for effective, safe and environmentally responsible products.

The Company is an early stage company with a limited operating history and has only recently begun commercializing its products. As of December 31, 2012, the Company has an accumulated deficit of $75,569,000 and expects to incur losses for the next several years. Since its inception, the Company has funded operations primarily with the net proceeds from the private placements of convertible preferred stock, convertible notes, promissory notes, term loans, as well as proceeds from the sale of its products and payments under strategic collaboration agreements and government grants. As a result, the Company will need to generate significant revenue to achieve and maintain profitability. As of December 31, 2012, the Company had a working capital deficit of $11,468,000, which includes $22,518,000 of the current portion of convertible notes payable which will be settled via conversion into the Company’s equity instruments (see Note 7), and cash and cash equivalents of $10,006,000. Management believes that currently available resources combined with the additional proceeds raised from the issuance of convertible notes in 2013 (see Note 16) will be sufficient to fund the Company’s cash requirements through at least December 31, 2013.

The Company participates in a heavily regulated and highly competitive crop protection industry and believes that adverse changes in any of the following areas could have a material effect on the Company’s future financial position, results of operations, or cash flows, inability to obtain regulatory approvals, increased competition in the pesticide market, market acceptance of the Company’s products, weather and other seasonal factors beyond the Company’s control, litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors, and the Company’s ability to support increased growth.

Although management recognizes that it may need to raise additional funds in the future, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will not be unfavorable. Any failure to obtain additional financing or fund the operations with cash flows from revenues will have a material effect upon the Company and will likely result in a substantial reduction in the scope of the Company’s operations.

2. Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through June 17, 2013 (except for Note 17, as to which the date is August 1, 2013), the date that the consolidated financial statements were available to be issued, and has appropriately accounted for and disclosed all relevant subsequent events through this date.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit, money market funds and certificates of deposit accounts with U.S. financial institutions. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash and cash equivalents balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these deposits.

Restricted Cash

The Company’s restricted cash consists of cash that the Company was contractually obligated as of December 31, 2012 to use to pay off the entire indebtedness of the promissory note entered into in April 2012 with an original principal balance of $10,000,000. See Notes 6 and 16 for further discussion.

Short-Term Investments

The Company’s short-term investments consist of certificates of deposit with original maturities less than one year but greater than three months which are classified as held-to-maturity. Certificates of deposit are stated at their amortized cost with realized gains or losses, if any, reported as other income or expenses in the consolidated statements of operations. The Company routinely evaluates the realizability of its short-term investments and recognizes an impairment charge when a decline in the estimated fair value of a short-term investment is below the amortized cost and determined to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the duration of time and the severity to which the fair value has been less than amortized cost, any adverse changes in the investee’s financial condition, and the Company’s intent and ability to hold the short-term investment for a period of time sufficient to allow for any anticipated recovery in market value. To date, the Company has not experienced any losses on its short-term investments.

Fair Value of Financial Instruments

Fair value is defined as an exit price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows: Level 1, observable inputs such as quoted prices in active markets; Level 2, inputs other than the quoted prices in active markets that are observable either directly or indirectly; and Level 3, unobservable inputs in which there is little or no market data, which requires that the Company develop its own assumptions. This hierarchy requires the use of observable data, when available, and minimizes the use of unobservable inputs when determining fair value.

The following tables present the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011 (in thousands):

	DECEMBER 31, 2012
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Assets
Money market funds	$7,668	$7,668	$—	$—

Liabilities
Common stock warrant liability	$301	$—	$—	$301
Preferred stock warrant liability	1,884	—	—	1,884
Convertible notes payable	41,860	—	—	41,860

Total liabilities at fair value	$44,045	$—	$—	$44,045

	DECEMBER 31, 2011
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Assets
Money market funds	$305	$305	$—	$—

Liabilities
Preferred stock warrant liability	$27	$—	$—	$27

The money market funds held as of December 31, 2012 and 2011, were in active markets and, therefore, measured based on the Level 1 valuation hierarchy.

Starting with fiscal year 2012, the Company changed the valuation methodology to estimate the fair value of the preferred stock warrant liability from the Option Pricing Method (OPM) to the Probability Weighted Expected Return Method (PWERM) due to the increased probability of a successful initial public offering and the closing of additional debt financing. The PWERM analyzes the returns afforded to common equity holders under multiple future scenarios. Under the PWERM, share value is based upon the probability-weighted present value of expected future net cash flows (distributions to shareholders), considering each of the possible future events and giving consideration to the rights and preferences of each share class. This method is most appropriate when the long-term outlook for an enterprise is largely known and multiple future scenarios can be reasonably estimated. The OPM treats each class of equity securities as if it were an option to purchase common stock, with an exercise price based on the value of the enterprise and based further on the liquidation preference and rights of the relevant class of equity. While this method relies on certain key assumptions, it is best used when the range of possible future outcomes and the corresponding time frames are highly uncertain.

The common and preferred stock warrant liabilities were valued by a PWERM valuation using six scenarios, which included three initial public offering scenarios, two merger scenarios and a sale of the Company’s intellectual property. An annual discount rate of 35% was applied to the PWERM valuation. The common stock warrants also include an 18% discount for lack of marketability. As the PWERM estimates the fair value of the common and preferred stock warrant liabilities using unobservable inputs, it is considered to be a Level 3 fair value measurement. Changes in the probability weights and discount rates have a significant impact on the fair value of the common and preferred stock warrant liabilities. As a result of the changing probability weights between December 31, 2011, issuance dates and December 31, 2012, the Company recognized a loss from the change in fair value as shown in the table below.

The following table provides a reconciliation of the beginning and ending balances for the common and preferred stock warrant liabilities measured at fair value using significant unobservable inputs (Level 3) (in thousands):

COMMON STOCK WARRANT LIABILITY
Fair value at December 31, 2011	$—
Warrants issued	282
Change in fair value recorded in change in fair value of financial instruments	19

Fair value at December 31, 2012	$301

PREFERRED STOCK WARRANT LIABILITY
Fair value at December 31, 2010	$28
Warrant issued	—
Change in fair value recorded in change in fair value of financial instruments	(1)

Fair value at December 31, 2011	27
Series C preferred stock warrant issued	306
Change in fair value recorded in change in fair value of financial instruments	1,551

Fair value at December 31, 2012	$1,884

For the year ended December 31, 2012, the Company issued several convertible notes in a series of transactions as described in Note 7. These convertible notes were valued by a PWERM valuation utilizing inputs similar to those used for estimating fair values of the common and preferred stock warrant liabilities described further above. A discount rate of 25% was used for valuing the March and October 2012 Convertible Notes defined in Note 7. A discount rate of 18% was used for the October 2012 Subordinated Convertible Note and the December 2012 Convertible Note, both defined in Note 7. These discount rates were applied into the PWERM valuations. Changes in the probability weights and discount rates have a significant impact on the valuation of the convertible notes. As a result of the changing probability weights between the issuance dates of the convertible notes and December 31, 2012, the Company recognized a loss from the change in estimated fair value of the convertible notes as shown in the table below and discussed in Note 7.

The following table provides a reconciliation of the beginning and ending balances for the convertible notes measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Fair value at December 31, 2011	$—
Convertible notes issued	30,132
Accrued interest	837
Change in fair valued recorded in change in estimated fair value of financial instruments	10,891

Fair value at December 31, 2012	$41,860

During the years ended December 31, 2012 and 2011, no transfers were made into or out of the Level 1, 2, or 3 categories.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, accounts receivable and debt. The Company deposits its cash, cash equivalents and short-term investments with high credit quality domestic financial institutions. Such deposits may exceed federal deposit insurance limits. The Company believes the financial risks associated with these financial instruments are minimal.

The Company’s customer base is dispersed across many different geographic areas, and currently most customers are pest management distributors in the U.S. Generally, receivables are due 30 days from the invoice date and are considered past due after this date.

As of December 31, 2012, four customers accounted for 33%, 17%, 11%, and 11%, respectively, or a total of 72% of the Company’s accounts receivable. As of December 31, 2011, five customers accounted for 26%, 17%, 17%, 15%, and 11%, respectively, or a total of 86% of the Company’s accounts receivable. Since its inception, the Company’s principal source of revenues has been its Regalia product. For the years ended December 31, 2012 and 2011, Regalia accounted for 84% and 95%, respectively, of the Company’s total revenues. For the year ended

December 31, 2012, three customers represented 33%, 13%, and 12%, respectively, or a total of 58% of the Company’s total revenues. For the year ended December 31, 2011, three customers represented 39%, 17%, and 10%, respectively, or a total of 66% of the Company’s revenues. Domestic revenues accounted for 80% and 93% of the Company’s total revenues for the years ended December 31, 2012 and 2011, respectively.

Concentrations of Supplier Dependence

The active ingredient in the Company’s Regalia product line is derived from the giant knotweed plant, which the Company obtains from China. The Company’s single supplier acquires raw knotweed from numerous regional sources and performs an extraction process on this plant, creating a dried extract that is shipped to the Company’s third- party manufacturer in the U.S. A disruption at this supplier’s manufacturing site or a disruption in trade between the U.S. and China could negatively impact sales of Regalia. The Company currently uses one supplier and there can be no assurance that the Company will continue to be able to obtain dried extract from China at a competitive price.

Accounts Receivable

The carrying value of the Company’s receivables represents their estimated net realizable values. The Company generally does not require collateral and estimates any required allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables, and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is recorded accordingly. Past-due receivable balances are written off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due.

Inventories

Inventories are stated at the lower of cost or market value (net realizable value or replacement cost) and include the cost of material and external labor and manufacturing costs. Cost is determined on the first-in, first-out basis. The Company provides for inventory reserves when conditions indicate that the selling price may be less than cost due to physical deterioration, obsolescence, changes in price levels, or other factors. Additionally, the Company provides reserves for excess and slow-moving inventory on hand that is not expected to be sold to reduce the carrying amount of excess slow-moving inventory to its estimated net realizable value. The reserves are based upon estimates about future demand from the Company’s customers and distributors and market conditions. As of December 31, 2012 and 2011, the Company had no reserves against its inventories. During the year ended December 31, 2012, the Company recorded $913,000 of inventory write-off primarily due to an early formulation of the Zequanox line of products that was not suitable for sale. No such inventory write-off recorded for the year ended December 31, 2011.

Inventories consist of the following (in thousands):

	DECEMBER 31
	2012	2011
Raw materials	$3,204	$1,992
Work-in-process	607	—
Finished goods	1,061	1,255

	$4,872	$3,247

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. The Company generally uses the following estimate useful lives for each asset category:

ASSET CATEGORY	ESTIMATED USEFUL LIFE
Building	30 years
Computer equipment	2-3 years
Machinery and equipment	3-20 years
Office equipment	3-5 years
Furniture	3-5 years
Leasehold improvements	Shorter of lease term or useful life
Software	3 years

Amortization of assets under capital leases is included in depreciation expense. Maintenance, repairs and minor renewals are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized.

Deferred Financing Costs

Deferred financing costs, net include fees and costs incurred to obtain long-term financing. The costs are being amortized over the terms of the respective loans on a basis that approximates level yield. Unamortized deferred financing fees are written-off when debt is retired before the maturity date. Upon amendment or termination of a debt, unamortized deferred financing fees are accounted for in accordance with ASC 470-50-40, Modifications and Extinguishments. As of December 31, 2012, $145,000 and $261,000 of the deferred financing costs were recorded as a component of current and non-current other assets, respectively, and being amortized as interest expense. No such deferred financing costs were recorded as of December 31, 2011.

Impairment or Disposal of Long-Lived Assets

Impairment losses related to long-lived assets are recognized in the event the net carrying value of such assets exceeds fair value. The Company assesses the impairment of its long-lived assets annually or more frequently upon events or changes in circumstances that indicate the carrying value of an asset may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In making this determination, the Company considers the specific operating characteristics of the relevant long-lived assets, including (i) the nature of the direct and any indirect revenues generated by the assets; (ii) the interdependency of the revenues generated by the assets; and (iii) the nature and extent of any shared costs necessary to operate the assets in their intended use. An impairment test would be performed when the estimated undiscounted future cash flows expected to result from the use of the asset group are less than the carrying amount. Impairment is measured by assessing the usefulness of an asset by comparing its carrying value to its fair value. If an asset is considered impaired, the impairment loss is measured as the amount by which the carrying value of the asset group exceeds its estimated fair value. Fair value is determined based upon estimated discounted future cash flows. To date, the Company has not recognized any such impairment loss associated with its long-lived assets.

Preferred Stock Warrant Liability

The Company accounts for outstanding warrants exercisable into shares of its preferred stock as liability instruments as the preferred stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. The Company adjusts the warrant instruments to fair value at each reporting period with the change in fair value recorded as a component of change in estimated fair value of financial instruments in the consolidated statements of operations.

Common Stock Warrant Liability

The Company issued detachable common stock warrants in conjunction with the October 2012 Junior Secured Promissory Notes as defined and discussed in Note 6 to purchase a variable number of the Company’s shares of common stock based on a fixed monetary amount. As the predominant settlement feature of these common stock warrants is to settle a fixed monetary amount in a variable number of shares, these common stock warrants fall within the scope of ASC 480, Distinguishing Liabilities from Equity (ASC 480). Accordingly, these common stock warrants were recorded at estimated fair value on their issuance date and are adjusted to their estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the accompanying consolidated statements of operations.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery and transfer of title has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured, unless contractual obligations, acceptance provisions or other contingencies exist. If such obligations or provisions exist, revenue is recognized after such obligations or provisions are fulfilled or expire.

Product revenues consist of revenues generated from sales to distributors and from sales of the Company’s products to direct customers, net of rebates and cash discounts. For sales of products made to distributors, the Company considers a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received. These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with the Company, whether the Company has a pattern of granting concessions for the benefit of the distributor, and whether there are other conditions that may indicate that the sale to the distributor is not substantive. The Company currently recognizes revenue primarily on the sell-in method with its distributors. Distributors do not have price protection or return rights.

The Company offers certain product rebates, which are recorded as reductions to product revenues. An accrued liability for these product rebates is recorded at the time the revenues are recorded.

The Company recognizes license revenues pursuant to strategic collaboration and distribution agreements under which the Company receives payments for the achievement of testing validation, regulatory progress and commercialization events. As these activities and payments are associated with exclusive rights that the Company provides in connection with strategic collaboration and distribution agreements over the term of the agreements, revenues related to the payments received are deferred and recognized as revenues over the term of the exclusive distribution period of the respective agreement. For the years ended December 31, 2012 and 2011, the Company received payments totaling $1,533,000 and $833,000, respectively. For the years ended December 31, 2012 and 2011, the Company recognized $179,000 and $57,000, respectively, in license revenues. In addition, in conjunction with the December 2012 Convertible Note issued in December 2012, which is described in Note 7, the Company recorded a reduction of license revenue of $110,000 for the year ended December 31, 2012. At December 31, 2012, the Company had recorded current and non-current deferred revenues of $324,000 and $1,696,000, respectively, related to payments received under these agreements. At December 31, 2011, the Company had recorded current and non-current deferred revenues of $175,000 and $601,000, respectively, related to payments received under these agreements.

As of December 31, 2012 and 2011, the Company had no deferred product revenues.

Research and Development

Research and development expenditures, which primarily consist of payroll-related expenses, toxicology costs, regulatory costs, consulting costs and lab costs, are expensed to operations as incurred. Grants received from third parties for research and development activity are recorded as reductions of expense over the term of the agreement as the related activities are conducted.

For the years ended December 31, 2012 and 2011, the Company received payments under grants totaling $140,000 and $164,000, respectively. Of these amounts, $0 and $31,000 are recorded in accrued liabilities as accrued grant proceeds for which the underlying grant services have not been provided as of December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, the Company reduced research and development expenses by $171,000 and $195,000, respectively, as services were performed under the grants.

Shipping and Handling Costs

Amounts billed for shipping and handling are included as a component of revenues. Related costs for shipping and handling have been included as a component of cost of product revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2012 and 2011, were $609,000 and $286,000, respectively.

Share-Based Compensation

The Company recognizes share-based compensation expense for all stock options made to employees and directors based on estimated fair values.

The Company estimates the fair value of stock options on the date of grant using an option-pricing model. The value of the portion of the stock options that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For purposes of determining the Company’s historical share-based compensation expense, it used the Black-Scholes-Merton (BSM) option-pricing model to calculate the estimated fair value of stock options on the measurement date (generally, the grant date). This model requires inputs for the expected life of the stock options, estimated volatility factor, risk-free interest rate, and expected dividend yield. The Company’s estimates of forfeiture rates also affect the amount of aggregate compensation expense. These inputs are subjective and generally require significant judgment. For the years ended December 31, 2012 and 2011, the Company calculated the fair value of stock options granted using the following assumptions:

	YEAR ENDED DECEMBER 31
	2012	2011
Expected life (years)	5.00–6.08	5.00–6.28
Estimated volatility factor	.72–.76	.70
Risk-free interest rate	0.74%–1.16%	0.86%–2.40%
Expected dividend yield	—	—

Expected Life—The Company’s expected life represents the period that its share-based payment awards are expected to be outstanding. The Company uses the “simplified method” in accordance with Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment, and SAB No. 110, Simplified Method for Plain Vanilla Share Options, to develop the expected term of an employee stock option. Under this approach, the expected term is presumed to be the midpoint between the vesting date and the contractual end of the option grant.

Estimated Volatility Factor—The Company uses the calculated volatility based upon the trading history and calculated volatility of the common stock of comparable but publicly traded agricultural biotechnology companies in determining an estimated volatility factor.

Risk-Free Interest Rate—The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury constant-maturity securities with the same or substantially equivalent remaining term.

Expected Dividend Yield—The Company has not declared dividends nor does it expect to in the foreseeable future. Therefore, a zero value was assumed for the expected dividend yield.

Estimated Forfeitures—When estimating forfeitures, the Company considers voluntary and involuntary termination behavior and actual option forfeitures.

If in the future the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation expense determined at the grant date. Share-based compensation expense affects the Company’s research and development expense and selling, general, and administrative expense.

The BSM option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable characteristics not present in the Company’s stock options. Existing valuation models, including the BSM option-pricing model, may not provide reliable measures of the fair values of the Company’s stock options. Consequently, there is a risk that the Company’s estimates of the fair values of the stock options on the grant dates may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in the consolidated financial statements. Alternatively, value may be realized from these instruments is significantly higher than the fair values originally estimated on the grant date and reported in the consolidated financial statements.

Other Income (Expense), Net

Other income (expense), net principally included losses resulting from foreign currency transactions in the amount of $54,000 and $0, for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent deferred tax assets cannot be recognized under the preceding criteria, the Company establishes valuation allowances as necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2012 and 2011, all deferred tax assets were fully offset by a valuation allowance. Realization of deferred tax assets is dependent upon future federal, state, and foreign taxable income. The Company’s judgments regarding deferred tax assets may change as the Company expands into international jurisdictions, due to future market conditions, changes in U.S. or international tax laws, and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

The Company recognizes liabilities for uncertain tax positions based upon a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the consolidated financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the consolidated financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s policy is to analyze the Company’s tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction). As of December 31, 2012 and 2011, the Company has concluded that no uncertain tax positions were required to be recognized in its consolidated financial statements. It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense. No amounts were recognized for interest and penalties during the years ended December 31, 2012 and 2011.

Comprehensive Loss

Comprehensive loss represents the net loss for the period plus the results of certain changes to stockholders’ deficit that are not reflected in the consolidated statements of operations, if applicable. The only component of the Company’s comprehensive loss for the periods presented is net loss.

Net Loss Per Share

Basic and diluted net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. The Company’s potentially dilutive shares, which include outstanding stock options, convertible notes, convertible preferred stock and warrants, have been excluded from the computation of diluted net loss per share for all periods as their effect would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the loss per share.

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented (in thousands):

	YEAR ENDED DECEMBER 31
	2012	2011
Convertible preferred stock	8,504	8,504
Convertible notes (1)	—	—
Stock options outstanding	2,065	1,384
Warrants to purchase convertible preferred stock	207	36
Warrants to purchase common stock (2)	—	5

(1)

As of December 31, 2012, the Company had approximately $41,860,000 in contingently convertible notes payable and related accrued interest for which the contingencies related to conversion had not been met as of December 31, 2012. Therefore, it would have no dilutive or anti-dilutive impact for the year ended December 31, 2012. Refer to Note 7 for further discussion.

(2)

The warrant to purchase 5,000 shares of common stock was outstanding as of March 31, 2012 and expired in April 2012. In October 2012, the Company issued warrants to purchase a number of shares of common stock equal to 15% of the funded principal amount of the October 2012 Junior Secured Promissory Notes as defined in Note 6, divided by 70% of the value of common stock in a sale of the Company or an initial public offering (IPO), with an exercise price of 70% of the value of common stock in a sale of the Company or an IPO. These warrants are contingently exercisable for which the contingencies related to exercise had not been met as of December 31, 2012. Therefore, it would have no dilutive or anti-dilutive impact for the year ended December 31, 2012. Refer to Note 6 for further discussion.

As of December 31, 2012 and 2011, the numbers of shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock and upon the conversion of convertible preferred stock were at a ratio of one-to-one.

Segment Information

The Company is organized as a single operating segment, whereby its chief operating decision maker assesses the performance of and allocates resources to the business as a whole.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued additional guidance on fair value disclosures. This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. This guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The Company adopted this guidance for fiscal year 2012 and has enhanced its fair value disclosures in the Fair Value of Financial Instruments sections of this note.

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective for annual periods beginning after December 15, 2011 and interim periods within that year. Early adoption is permitted, but full retrospective application is required under both sets of accounting standards. The guidance also previously required the presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented; however, this portion of the guidance has been deferred. The Company adopted this guidance for fiscal year 2012 and has presented the net income and other comprehensive income in two separate consecutive statements.

3. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	DECEMBER 31
	2012	2011
Land	$1	$—
Buildings	—	—
Computer equipment and software	355	207
Furniture, fixtures, and office equipment	192	145
Lab equipment	2,446	1,812
Leasehold improvements	472	331
Construction in progress	2,103	—

	5,569	2,495
Less accumulated depreciation	(2,041)	(1,428)

	$3,528	$1,067

The Company has granted to third parties interests in specific property and equipment as part of certain financing arrangements (see Note 6).

Depreciation and amortization expense for the years ended December 31, 2012 and 2011, was $613,000 and $499,000, respectively, which included amortization expense related to capital leases for those periods (see Note 12).

On July 19, 2012 (Acquisition Date), the Company purchased land, building and equipment (Manufacturing Plant) for $1,459,000, including $341,000 of transaction costs. The Manufacturing Plant is located in Bangor, Michigan. Prior to the acquisition, the Manufacturing Plant was owned by a bank and sold in a foreclosure auction. Accordingly, the purchase price for the Manufacturing Plant was less than the estimated fair value of the assets acquired by $257,000. The excess of fair value of the assets acquired over the purchase price is allocated on a relative fair value basis to all assets acquired. The acquisition of the Manufacturing Plant will allow the Company to manufacture certain products internally and improve the overall operating efficiencies and margins of the business as the production of these products historically has been outsourced.

The acquisition was accounted for as an asset acquisition in accordance with ASC 805, Business Combinations. The assets acquired under the Manufacturing Plant acquisition have been included in the Company’s consolidated financial statements from the Acquisition Date. The purchase price was allocated to assets acquired as of the Acquisition Date.

Prior to the allocation of the excess of fair value of the assets acquired over the purchase price, the assets acquired are first measured at their fair values. The Company engaged a third-party valuation firm to assist with its estimated fair value of the assets acquired. The following methods and assumptions are used to estimate the fair value of each class of asset acquired:

Land—Market approach based on similar, but not identical, transactions in the market. Adjustments to comparable sales are based on both the quantitative and qualitative data.

Building—The cost approach, market approach and income approach were used to assess fair value. Cost approach is based on replacement cost new less depreciation adjusted for physical deterioration, functional obsolescence and external/economic obsolescence, as applicable. The market approach is based on similar, but not identical, transactions in the market using both quantitative and qualitative data. The income approach is based on the direct capitalization method using similar but not identical lease rates and making an assessment of net operating income.

Equipment—Both the cost approach and the market approach were used to assess fair value. Cost approach is based on replacement cost new less depreciation adjusted for physical deterioration, functional obsolescence and external/economic obsolescence, as applicable. The market approach is based on similar, but not identical, transactions in the market using both quantitative and qualitative data. The following table summarizes the estimated fair value of the assets acquired as of the Acquisition Date, which were determined using level two and three inputs as described above (in thousands):

JULY 19, 2012
Land	$1
Building	314
Equipment	1,144

Assets acquired	$1,459

As the Manufacturing Plant had not yet been placed in service as of December 31, 2012, the assets acquired, except the land, were recorded as construction in process as a component of property, plant and equipment in the consolidated balance sheets as of December 31, 2012.

4. Other Assets

Other assets consist of the following (in thousands):

	DECEMBER 31
	2012	2011
Prepaid initial public offering costs	$2,257	$303
Prepaid distribution fees	134	157
Deferred financing costs, less current portion	261	—
Other assets	133	53

	$2,785	$513

5. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	DECEMBER 31
	2012	2011
Accrued compensation	$1,342	$786
Accrued expenses	1,295	484
Accrued product rebates	386	408

	$3,023	$1,678

6. Debt

Debt consists of the following (in thousands):

	DECEMBER 31
	2012	2011
Promissory note bearing interest at 6.25% per annum, which is payable monthly through May 2013, collateralized by all of the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property), net of unamortized debt discount at December 31, 2012 of $1, subordinated (1)	$35	$122
Revolving line of credit (Revolver) bearing interest at the prime rate (3.25% at December 31, 2011) plus 2.00% with a minimum interest rate of 6.00% per annum. The Revolver was terminated in March 2012 (1)	—	—
Term Loan (Term Loan) bearing interest at 7.00% per annum which is payable monthly through April 2016. The Term Loan is collateralized by all the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property) pledged as collateral under the Term Loan, subordinated (1)	426	—
Promissory note bearing interest at 7.00% per annum which is payable monthly through November 2014, collateralized by all of the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property), net of unamortized debt discount at December 31, 2012 of $4, subordinated (1)	$261	$390
Senior secured promissory note (April 2012 Senior Secured Promissory Note) bearing interest at 15.00% per annum which is payable monthly through April 2017, collateralized by substantially all of the Company’s assets, net of unamortized debt discount at December 31, 2012 of $765	8,374	—
Junior secured promissory notes (October 2012 Junior Secured Promissory Notes) bearing interest at 12.00% per annum which is payable monthly through October 2015, collateralized by substantially all of the Company’s assets, net of unamortized debt discount at December 31, 2012 of $258 (1)	7,242	—

Debt	16,338	512
Less current portion	(8,572)	(219)

	$7,766	$293

(1)	The lender’s security interest is subordinate to the holders of the April 2012 Senior Secured Promissory Note with the exception of its interest in equipment.

As of December 31, 2012, aggregate contractual future principal payments on the Company’s debt, by year, are due as follows (in thousands):

Years ending December 31:
2013	$9,433
2014	251
2015	7,635
2016	47

Total future principal payments	$17,366

The Company believes the carrying values of its debt approximate their fair values at December 31, 2012 and 2011 based on the interest rates as of those dates compared to similar debt instruments.

Promissory Notes, Term Loan and Revolving Line of Credit

In May 2008, the Company borrowed $400,000 pursuant to a promissory note with a bank which bears interest at the rate of 6.25% per annum and is repayable in 60 equal monthly installments of $7,785 commencing June 1, 2008.

In March 2009, October 2010 and October 2011, the Company and the bank agreed to modify the terms of its existing revolving line of credit (Revolver). Under the modified terms of the Revolver, the Company’s borrowings under the Revolver are limited to 75% of qualifying accounts receivable with a maximum borrowing limit of $500,000. In March 2012, the Company entered into a change in terms agreement with the bank under which the existing Revolver was replaced by Term Loan in the amount of $500,000 with a rate of 7.00% per annum, maturing April 1, 2016. The Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property) have been pledged as collateral under Term Loan. There was no outstanding balance on the Revolver as of December 31, 2011 and the Revolver was terminated in March 2012.

In March 2009, the Company borrowed $650,000 pursuant to a promissory note with the bank which bears interest at the rate of 7.00% per annum and is repayable in six monthly interest only payments starting May 1, 2009, followed by 60 equal monthly installments of $13,000 commencing November 1, 2009, with the final payment due on November 1, 2014.

All of the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and any intellectual property) have been pledged as collateral for the promissory notes.

On April 13, 2012, the Company borrowed $10,000,000 pursuant to a senior secured promissory note (April 2012 Senior Secured Promissory Note) which bears interest at 15.00% per annum and required the Company to pay the lender non-refundable loan fees of $625,000. The April 2012 Senior Secured Promissory Note is payable in 59 monthly installments of $238,000 beginning in May 2012 with all unpaid principal and interest due in April 2017. The April 2012 Senior Secured Promissory Note is secured by a first priority security interest in substantially all of the Company’s present and future assets. The Company also issued a warrant (Series C Warrant) to the lender to purchase 191,000 shares of the Company’s Series C convertible preferred stock with an exercise price of $7.846 per share. The Series C Warrant will expire, unless exercised, on the earlier to occur of April 2022 or one year after the Company successfully completes its IPO. The Company estimated the fair value of the Series C Warrant using a PWERM valuation based on unobservable inputs, and therefore the Series C Warrant is considered to be a Level 3 liability.

The loan fees and the fair value of the Series C Warrant at the date of issuance of $625,000 and $306,000, respectively, were being recorded as a debt discount to the April 2012 Senior Secured Promissory Note and are being amortized to interest expense over the term of the arrangement using the effective interest rate method.

The April 2012 Senior Secured Promissory Note contains certain covenant requirements which includes a requirement to maintain a minimum cash balance of at least $3,000,000 starting January 1, 2013. In the event of default on the April 2012 Senior Secured Promissory Note, the lender may declare the entire unpaid principal and interest immediately due and payable.

Under the terms of the April 2012 Senior Secured Promissory Note, the Company may elect to prepay the entire outstanding principal balance upon thirty days written notice to the lender. In the event the Company decides to prepay the entire loan balance, the Company will incur a termination fee that is calculated based on the April 2012 Senior Secured Promissory Note’s outstanding principal balance as of the effective date of termination notice. The termination fee is 0% to 3% of the April 2012 Senior Secured Promissory Note’s outstanding balance as of the effective date of termination notice, depending on the timing of the termination.

Activity related to the April 2012 Senior Secured Promissory Note from its issuance on April 13, 2012 through December 31, 2012 consisted of the following (in thousands):

	APRIL 13, 2012	AMORTIZATION OF DEBT DISCOUNT	PRINCIPAL PAYMENTS	DECEMBER 31, 2012
Principal	$10,000	$—	$(861)	$9,139
Discount related to Series C Warrant (1)	(306)	55	—	(251)
Discount related to financing costs (1)	(625)	111	—	(514)

	$9,069	$166	$(861)	$8,374

(1)	The amortization of this account is included in interest expense in the consolidated statements of operations and noncash interest expense in the consolidated statements of cash flows.

Under the terms of the December 2012 Convertible Note issued in December 2012 (Note 7), the Company is required to use the proceeds from this convertible note to repay all outstanding balance of the April 2012 Senior Secured Promissory Note within 35 days of closing. The Company repaid the outstanding balance of the April 2012 Senior Secured Promissory Note in January 2013 (Note 16) and has classified the outstanding balance of the April 2012 Senior Secured Promissory Note as of December 31, 2012 as a current liability.

On October 2, 2012, the Company borrowed $7,500,000 pursuant to senior notes (October 2012 Junior Secured Promissory Notes) with a group of lenders. The October 2012 Junior Secured Promissory Notes have an initial term of three years and can be extended for an additional two years in one year increments. During the initial three-year term, the October 2012 Junior Secured Promissory Notes bear interest at 12% per annum. If the term of the October 2012 Junior Secured Promissory Notes is extended an additional year, the interest rate increases to 13% during the fourth year. If the term of the October 2012 Junior Secured Promissory Notes is extended for an additional two years, the interest rate is 14% during the fifth year. Interest on the October 2012 Junior Secured Promissory Notes is payable monthly through the initial maturity date of the loan which is October 2, 2015 or through any extension period. The principal and all unpaid interest are due on the maturity date, as may be extended.

As part of the terms of the October 2012 Junior Secured Promissory Notes, the Company is required to pay a fee of 5% of the funded principal amount to the agent that facilitated the borrowing (Agent Fee). This Agent Fee is payable within 30 days after all interest and principal have been paid. For each year the Company extends the maturity date of the October 2012 Junior Secured Promissory Notes beyond the initial term, the agent will receive an additional 1% fee based on the funded principal amount. The present value of the unpaid Agent Fee, based on 5% of the funded principal amount, or $261,000 as of the closing date of the October 2012 Junior Secured Promissory Notes was recorded as both deferred financing costs as a component of current and non-current other assets and non-current other liabilities. The amortization of the deferred financing costs and the accretion of the Agent Fee are recorded to interest expense over the term of the arrangement using the straight-line method. As of December 31, 2012, $270,000 of Agent Fee was recorded under non-current other liabilities. In addition, the Company incurred an additional $66,000 in financing-related costs, primarily legal fees. These costs were recorded as deferred financing costs as a component of current and non-current other assets and are being amortized to interest expense over the term of the arrangement using the straight-line method.

The October 2012 Junior Secured Promissory Notes are secured by the Company’s ownership interest in MMM LLC, a security interest in the assets of the Manufacturing Plant, and all of the Company’s other assets, subject to certain permitted liens. This security interest is subordinate to the security interest held by the holders of the April 2012 Senior Secured Promissory Note as described above, which also have a security interest in MMM LLC.

The Company also issued warrants (Common Stock Warrants) to the group of lenders to purchase a number of shares of common stock equal to 15% of the funded principal amount of the October 2012 Junior Secured Promissory Notes divided by 70% of the value of common stock in a sale of the Company or an IPO, with such Common Stock Warrants to have an exercise price of 70% of the value of common stock in a sale of the Company or an IPO. The Common Stock Warrants will be automatically exercised immediately prior to expiration on the earlier to occur of an

IPO or a sale of the Company or the maturity of the October 2012 Junior Secured Promissory Notes. The October 2012 Junior Secured Promissory Notes can be prepaid six months after the initial funding date or earlier if an IPO or a sale of the Company occurs. As the predominant settlement feature of the Common Stock Warrants is to settle a fixed monetary amount in a variable number of shares, the Common Stock Warrants are accounted for under ASC 480. Accordingly, the Common Stock Warrants were recorded at estimated fair value on their issuance date and are adjusted to its estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations. The fair value of the Common Stock Warrants at the date of issuance of $282,000 is recorded as a discount to the October 2012 Junior Secured Promissory Notes and is being amortized to interest expense over the term of the arrangement using the straight-line method. The Company estimated the fair value of the Common Stock Warrants using a PWERM valuation based on unobservable inputs, and therefore the Common Stock Warrants are considered to be Level 3 liabilities.

The October 2012 Junior Secured Promissory Notes contain certain covenant requirements which include a requirement to maintain a minimum cash balance of the lesser of the April 2012 Senior Secured Promissory Note indebtedness described above or $5,000,000. As discussed above, the April 2012 Senior Secured Promissory Note was fully paid off in January 2013. The Company is also precluded from adding additional debt unless such debt is subordinated to the October 2012 Junior Secured Promissory Notes and not more than $2,000,000. In the event of default on the October 2012 Junior Secured Promissory Notes, the lenders may declare the entire unpaid principal and interest immediately due and payable.

Activity related to the October 2012 Junior Secured Promissory Notes from their issuance on October 2, 2012 through December 31, 2012 consisted of the following (in thousands):

	OCTOBER 2, 2012	AMORTIZATION OF DEBT DISCOUNT	PRINCIPAL PAYMENTS	DECEMBER 31, 2012
Principal	$7,500	$—	$—	$7,500
Discount related to issuance of common stock warrants (1)	(282)	24	—	(258)

	$7,218	$24	$—	$7,242

(1)	The amortization of this account is included in interest expense in the consolidated statements of operations and as noncash interest expense in the consolidated statements of cash flows.

The Company is also required to comply with certain affirmative and negative covenants under the debt agreements discussed above. In the event of default on the debt, the lender(s) may declare the entire unpaid principal and interest immediately due and payable. As of December 31, 2012, the Company was in compliance with all of the affirmative and negative covenants, and there were no events of default as defined in the agreements related to the debt.

7. Convertible Notes Payable

Convertible notes payable consists of the following (in thousands):

	MATURITY DATE	DECEMBER 31 2012
Convertible notes (March 2012 Convertible Notes) bearing interest at 10.00% per annum issued in March and April 2012, including accrued interest of $658	September 2013	$20,204
Convertible note (October 2012 Convertible Note) bearing interest at 10.00% per annum issued in October 2012, including accrued interest of $25	September 2013	2,314

Convertible notes payable, current portion		22,518
Convertible note (October 2012 Subordinated Convertible Note) bearing interest at 12.00% per annum issued in October 2012, including accrued interest of $64	October 2015	2,797
Convertible note (December 2012 Convertible Note) bearing interest at 10.00% per annum issued in December 2012, including accrued interest of $90	October 2015	16,545

Total convertible notes payable		$41,860

Convertible Notes

During March 2012 through April 2012, the Company issued and sold in a series of closings $8,076,000 of convertible notes (March 2012 Convertible Notes) to existing preferred stock holders. During October 2012, the Company issued an additional $1,000,000 convertible note (October 2012 Convertible Note) to another existing preferred stock holder. Collectively, the March 2012 Convertible Notes and the October 2012 Convertible Note are referred to as the “March and October 2012 Convertible Notes,” and they accrue interest at 10% per annum. The principal and accrued interest then outstanding under the March and October 2012 Convertible Notes (Outstanding Balance) matures on September 30, 2013 (Maturity Date) or earlier, at which time all such Outstanding Balance will automatically convert into a new series of preferred stock to be authorized immediately prior to the Maturity Date.

The Outstanding Balance may become due and payable prior to the Maturity Date upon an event of default. The Maturity Date may be extended by six months with the written approval of the holders of at least 80% of the Outstanding Balance, and the Company may not incur any debt senior in preference to the March and October 2012 Convertible Notes without the written consent of holders of 70% of the Outstanding Balance.

If the Company closes an IPO in which the Company receives gross cash proceeds, before underwriting discounts, commissions and fees, of at least $30,000,000 (a Qualified IPO) or a sale of substantially all of the Company’s assets or a series of transactions that result in the transfer of more than 50% of the Company’s outstanding voting power (an Acquisition), the Outstanding Balance of the March 2012 Convertible Notes will be automatically converted into shares of the Company’s common stock at a rate of 70% of the per share price of the Company’s common stock sold in the Qualified IPO or the Acquisition. In the event of an Qualified IPO or Acquisition, the Outstanding Balance of the October 2012 Convertible Note will be automatically converted into shares of the Company’s common stock at a rate of 80% of the per share price of the Company’s common stock sold in the Qualified IPO or the Acquisition.

Alternatively, the Outstanding Balance will be automatically converted into other new securities, as follows, if prior to closing the Qualified IPO or the Acquisition, the Company closes an equity financing for an aggregate consideration of at least $5,000,000 (a Qualified Equity Financing). If prior to closing the Qualified IPO or the Acquisition, the Company closes a Qualified Equity Financing, the Outstanding Balance of the March 2012 Convertible Notes will convert into the equity securities issued in the equity financing at 80% of the purchase price of such securities. In the event of a Qualified Equity Financing, the Outstanding Balance of the October 2012 Convertible Note will convert into the equity securities issued in the equity financing at 85% of the purchase price of such securities.

The Company has assessed the probability of the potential conversion scenarios under the terms of the March and October 2012 Convertible Notes and has determined that the predominant settlement feature of the March and

October 2012 Convertible Notes will be the conversion of the March and October 2012 Convertible Notes into shares of the Company’s common stock issuable at a 30% or 20% discount to the per share price payable in connection with the completion of the Qualified IPO or the Acquisition during the term of the arrangement. As the predominant settlement feature of the March and October 2012 Convertible Notes is to settle a fixed monetary amount in a variable number of shares, the March and October 2012 Convertible Notes fall within the scope of ASC 480. Accordingly, the March and October 2012 Convertible Notes were recorded at estimated fair value on their respective issuance dates and are adjusted to their estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations.

The Company estimated the fair value of the March and October 2012 Convertible Notes as of the issuance dates to be $9,343,000 and $1,772,000, respectively. As the Company received total cash proceeds of $9,076,000 through the issuance of the March and October 2012 Convertible Notes, the Company determined that $2,039,000 of the excess of the estimated fair value of the March and October 2012 Convertible Notes on the issuance dates over cash proceeds to the Company represents a deemed dividend to preferred stockholders, and this amount was reflected in the net loss attributable to common stockholders for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

As of December 31, 2012, the estimated fair value of the March and October 2012 Convertible Notes was $22,518,000. Due to changes in the probability and timing of the completion of a Qualified IPO or an Acquisition between the dates of issuance and December 31, 2012, the estimated fair value of the March and October 2012 Convertible Notes increased by $10,721,000, which was recognized as additional expense in the change in estimated fair value of financial instruments for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

As discussed above, the Company is not required to pay interest on the March and October 2012 Convertible Notes, but interest accrues as part of the principal balance under the March and October 2012 Convertible Notes and is convertible, along with the initial principal, into a new series of preferred stock at the Maturity Date or common stock if earlier converted in connection with a Qualified IPO.

October 2012 Subordinated Convertible Note

On October 16, 2012, the Company borrowed $2,500,000 pursuant to a convertible note (October 2012 Subordinated Convertible Note) from a lender. The October 2012 Subordinated Convertible Note has an initial term of three years and can be extended for an additional two years in one-year increments. During the initial three-year term, the October 2012 Subordinated Convertible Note bears interest at 12% per annum. If the term of the October 2012 Subordinated Convertible Note is extended an additional year, the interest rate increases to 13% during the fourth year. If the term of the October 2012 Subordinated Convertible Note is extended for an additional two years, the interest rate is 14% during the fifth year. The accrued interest and principal on the October 2012 Subordinated Convertible Note is payable at maturity.

As part of the terms of the October 2012 Subordinated Convertible Note, the Company is required to pay the Agent Fee of 5% of the funded principal amount to the agent that facilitated the borrowing and who also facilitated the October 2012 Junior Secured Promissory Notes discussed in Note 6 above. This Agent Fee is payable within 30 days after all interest and principal have been paid. For each year the Company extends the maturity date of the October 2012 Subordinated Convertible Note beyond the initial term, the agent will receive an additional 1% fee based on the funded principal amount. The present value of the unpaid Agent Fee, based on 5% of the funded principal amount, or $87,000 as of the closing date of the October 2012 Subordinated Convertible Note was recorded as both deferred financing costs as a component of current and non-current other assets and non-current other liabilities. The amortization of the deferred financing costs and the accretion of the Agent Fee are recorded to interest expense over the term of the arrangement using the straight-line method. As of December 31, 2012, $89,000 of the Agent Fee was recorded in non-current other liabilities. In addition, the Company incurred an additional $22,000 in financing-related costs, primarily legal fees. These costs were recorded as deferred financing costs as a component of current and non-current other assets and are being amortized to interest expense over the term of the arrangement using the straight-line method.

The October 2012 Subordinated Convertible Note can be prepaid six months after the initial funding date or earlier if an IPO or a sale of the Company occurs.

The October 2012 Subordinated Convertible Note is secured by certain assets of the Company, subject to certain permitted liens. This security interest is subordinate to the security interest held by the holders of the April 2012 Senior Secured Promissory Note and the October 2012 Junior Secured Promissory Note holders, both described in Note 6.

If the Company closes an IPO or an Acquisition, the October 2012 Subordinated Convertible Note and any accrued interest will be automatically converted into shares of the Company’s common stock at a rate of 85% of the purchase price of common stock sold, provided the closing occurs on or prior to eighteen months from the issuance date of the October 2012 Subordinated Convertible Note. The conversion rate is adjusted to 80% of the purchase price of such securities, if the closing occurs on or after eighteen months from the issuance date of the October 2012 Subordinated Convertible Note through the date of maturity.

The Company has assessed the probability of potential conversion under its terms of the October 2012 Subordinated Convertible Note and has determined that the predominate settlement feature of the October 2012 Subordinated Convertible Note will be the conversion of the October 2012 Subordinated Convertible Note into shares of the Company’s common stock issuable at a 15% or 20% discount to the per share price payable upon the completion of an IPO, an Acquisition, or Qualified Equity Financing. As the predominant settlement feature of the October 2012 Subordinated Convertible Note is to settle a fixed monetary amount in a variable number of shares, the October 2012 Subordinated Convertible Note falls within the scope of ASC 480. Accordingly, the October 2012 Subordinated Convertible Note was recorded at estimated fair value on its issuance date and is adjusted to its estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations.

The Company estimated the fair value of the October 2012 Subordinated Convertible Note as of the issuance date to be $2,662,000. As the Company received cash proceeds of $2,500,000 through the issuance of the October 2012 Subordinated Convertible Note, $162,000 of the excess of the estimated fair value of the October 2012 Subordinated Convertible Note on the issuance date over cash proceeds was recorded as additional interest expense for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

As of December 31, 2012, the estimated fair value of the October 2012 Subordinated Convertible Note was $2,797,000. Due to changes in the probability and timing of the completion of a Qualified IPO or an Acquisition between the date of issuance and December 31, 2012, the estimated fair value of the October 2012 Subordinated Convertible Note increased by $70,000, which was recognized as additional expense in the change in estimated fair value of financial instruments for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

December 2012 Convertible Note

On December 6, 2012, the Company borrowed $12,500,000 pursuant to a convertible note (December 2012 Convertible Note) from an existing preferred stock holder that also is an affiliate of one of the Company’s distributors. The December 2012 Convertible Note has an initial maturity date of October 16, 2015 and can be extended for an additional two years in one year increments. During the initial approximately three-year (two-year and ten-month) term, the December 2012 Convertible Note bears interest at 10% per annum. If the term of the December 2012 Convertible Note is extended an additional year, the interest rate increases to 12% during the fourth year. If the term of the December 2012 Convertible Note is extended for an additional two years, the interest rate is 14% during the fifth year. The maturity date of the December 2012 Convertible Note shall be contemporaneously extended with the October 2012 Subordinated Convertible Note described above. The accrued interest and principal on the December 2012 Convertible Note is payable at maturity.

The December 2012 Convertible Note may not be pre-paid unless such prepayment is mandated by a sale event. A sale event as defined in the agreement is the transfer of substantially all of the Company’s assets, a transaction or series of transactions that result in the transfer of more than 50% voting power of the Company, or transactions that result in gross proceeds of at least $120,000,000 (Sale Event). In the case of a Sale Event, the holder may elect to either convert all outstanding principal and accrued interest into shares of common stock in accordance with the conversion terms of this agreement or receive cash equal to the principal and accrued interest then outstanding multiplied by 133.33% if the Sale Event occurs prior to or as of June 30, 2013 or multiplied by 142.86% if the Sale Event occurs after June 30, 2013.

A Qualified Financing means an equity financing for which the gross proceeds are at least $20,000,000 and at least 50% of the amount invested comes from sources other than holders of the Company’s equity, strategic investors, or affiliates (Qualified Financing). In the event of a Qualified Financing, all outstanding principal and unpaid interest on the December 2012 Convertible Note will be automatically converted into new securities issued and sold in such qualified financing at a rate of 75% of the purchase price of such new securities provided the closing occurs on or prior to June 30, 2013. The conversion rate is adjusted to 70% of the purchase price of such new securities, if the closing occurs after June 30, 2013.

In the event of a non-qualified financing (Non-Qualified Financing) or the Sale Event, the holder of the December 2012 Convertible Note shall have the right, but not the obligation, to convert all or a part of the outstanding principal and unpaid interest on the December 2012 Convertible Note into the same type of securities issued in the Non-Qualified Financing. A Non-Qualified Financing represents either a convertible note financing or an equity transaction that does not qualify as a Qualified Financing.

If the Non-Qualified Financing relates to an equity financing or Sale Event, the number of shares of common stock or common stock equivalents to be received by the holder of the December 2012 Convertible Note will be calculated by dividing the principal and unpaid accrued interest elected to be converted by the holder by a price per share equal to the price per share paid in the Non-Qualified Financing multiplied by a conversion discount.

If the Non-Qualified Financing relates to a debt financing, the December 2012 Convertible Note holder will receive new convertible notes convertible into the shares of common stock or common stock equivalents at a per share price equal to the conversion price per share applicable to the other convertible debt issued in the Non-Qualified Financing multiplied by a conversion discount. In each case, if the Non-Qualified Financing occurs on or before June 30, 2013, the conversion rate will be equal to 75%, and thereafter the conversion rate will be equal to 70%.

The Company has assessed the probability of the potential conversion scenarios under the terms of the December 2012 Convertible Note and has determined that the predominant settlement feature of the December 2012 Convertible Note will be the conversion of the December 2012 Convertible Note into shares of the Company’s common stock issuable at a 25% or 30% discount to the per share price payable in connection with the completion of a Qualified Financing or a Sale Event during the term of the arrangement. As the predominant settlement feature of the December 2012 Convertible Note is to settle a fixed monetary amount in a variable number of shares, the December 2012 Convertible Note falls within the scope of ASC 480. Accordingly, the Company determined that the December 2012 Convertible Note should be recorded at estimated fair value on its issuance date and adjusted to its estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations.

Following the issuance of the December 2012 Convertible Note, the Company estimated the fair value of the December 2012 Convertible Note as of the issuance date using a PWERM valuation consisting of six scenarios. This valuation included three initial public offering scenarios, two merger scenarios and a sale of the Company’s intellectual property along with the applicable conversion ratios based on the estimated timing of each scenario. Based on this valuation, the Company estimated the fair value of the December 2012 Convertible Note to be $16,355,000 as of the issuance date. As the holder of the December 2012 Convertible Note was an affiliate of one of the Company’s distributors at the date of issuance, the $3,855,000 excess of the estimated fair value of the December 2012 Convertible Note on the date of issuance over gross cash proceeds has been recorded as a reduction of revenue to the extent of revenue recognized from the distributor, $245,000 ($110,000 from license revenue and $135,000 from product revenues), and the remaining excess of $3,610,000 has been recorded separately to an operating expense in accordance with ASC 605-50, Customer Payments and Incentives, in the Company’s consolidated statements of operations for the year ended December 31, 2012.

As of December 31, 2012, the estimated fair value of the December 2012 Convertible Note was $16,545,000. Due to changes in the probability and timing of the completion of a Qualified IPO or an Acquisition between the dates of issuance and December 31, 2012, the estimated fair value of the December 2012 Convertible Note increased by

$100,000, which was recognized as additional expense in the change in estimated fair value of financial instruments for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

The December 2012 Convertible Note purchase agreement also requires the Company to use the proceeds from this note to repay all outstanding obligations under the April 2012 Senior Secured Promissory Note within 35 days of closing. See subsequent event Note 16 for further discussion.

In addition to the repayment requirement under the terms of the December 2012 Convertible Note discussed above, the Company is also required to comply with certain other affirmative and negative covenants under the convertible debt agreements discussed above. In the event of default on the convertible debt, the lender may declare the entire unpaid principal and interest immediately due and payable. As of December 31, 2012, the Company was in compliance with all of such affirmative and negative covenants, and there were no events of default as defined in the December 2012 Convertible Note agreement.

8. Convertible Preferred Stock

The Company sold 1,484,000 shares of its Series A convertible preferred stock in private placements in April 2007 for $2.608 per share, including conversion of certain convertible notes payable, 2,242,000 shares of its Series B convertible preferred stock in August 2008 for $4.849 per share, including conversion of convertible notes payable, and 4,778,000 shares of its Series C convertible preferred stock from March 2010 to June 2011 for $5.317 per share, including conversion of the $514,000 of convertible notes payable plus accrued interest of $5,000. The Company recorded the issuance of its Series A, B, and C convertible preferred stock, net of issuance costs.

In May 2012, in connection with the issuance of the Series C Warrant, the Company amended its Third Amended and Restated Certificate of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 12,745,000 shares to 12,936,000 shares and to increase the number of shares of convertible preferred stock the Company is authorized to issue from 8,632,000 shares to 8,823,000, of which 1,489,000 shares were designated as Series A convertible preferred stock, 2,252,000 shares were designated as Series B convertible preferred stock, and 5,082,000 shares were designated as Series C convertible preferred stock.

Investors in the Company’s Series C convertible preferred stock are entitled to receive noncumulative dividends, before and in preference to any amounts paid to Series A and Series B convertible preferred stock holders and common stockholders, and investors in the Company’s Series A and B convertible preferred stock are entitled to receive noncumulative dividends, on a pari passu basis, before and in preference to any amounts paid to common stockholders. Dividends will be paid only when and if declared by the Board of Directors. In addition, these investors are entitled to voting rights equal to the number of shares of the Company’s common stock into which the Series A, B and C convertible preferred stock are convertible as of the close of business on the record date fixed for each stockholder’s meeting. No dividends have been declared during the years ended December 31, 2012 and 2011.

Under certain conditions, including election by the holders and pursuant to an initial public offering, the Series A, B and C convertible preferred stock shall be converted into common stock on a one-for-one basis subject to certain adjustments for dilution, if any, resulting from future stock issuances. As of December 31, 2012, the conversion prices for shares of Series A, B and C convertible preferred stock are the respective issuance prices of $2.608, $4.849 and $5.317 per share, respectively.

In the event of a liquidation event, as defined in the Company’s Third Amended and Restated Certificate of Incorporation, the Series C convertible preferred stockholders are entitled to receive an amount per share equal to their original purchase price plus declared, but unpaid, dividends prior to any distribution to the holders of either Series A convertible preferred stock, Series B convertible preferred stock, or the Company’s common stock. From any remaining assets and funds legally available for distribution, Series B convertible preferred stockholders are entitled to receive an amount per share equal to their original purchase price plus declared, but unpaid, dividends prior to any distribution to the holders of the Series A convertible preferred stock or the Company’s common stock. From any remaining assets and funds legally available for distribution, Series A convertible preferred stockholders are entitled to receive an amount per share equal to their original purchase price plus declared, but unpaid, dividends prior to any distribution to the holders of the Company’s common stock. After such distribution, the remaining assets and funds legally available for distribution, if any, shall be distributed ratably among the holders of the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, and the Company’s common stock in proportion to the shares of common stock each party would hold assuming conversion of the preferred stock into common stock. At December 31, 2012, the aggregate liquidation preference of the Series A, B and C convertible preferred stock was $3,867,000, $10,870,000 and $25,405,000, respectively.

At any time after August 5, 2016, at the individual option of each Series B convertible preferred or Series C convertible preferred stockholder, the Company shall redeem for cash, from any funds legally available, in three annual installments, commencing on the date specified by such holder in a written request, the outstanding shares of preferred stock that the stockholders have elected to be redeemed. The redemption price for each share of Series B convertible preferred or Series C convertible preferred stock shall be equal to the original issuance price of such share, plus accrued and unpaid dividends.

As the Company’s Series A, B and C convertible preferred stock contain redemption features that are outside of the Company’s control, all shares of Series A, B and C convertible preferred stock have been presented outside of permanent equity.

9. Warrants

The following tables summarize information about the Company’s convertible preferred stock and common stock warrants outstanding as of December 31, 2012 and 2011 (in thousands, except per share amounts):

DESCRIPTION	ISSUE DATE	EXPIRATION DATE	NUMBER OF SHARES SUBJECT TO WARRANTS ISSUED		EXERCISE PRICE	ESTIMATED FAIR VALUE AS OF DECEMBER 31, 2012	ESTIMATED FAIR VALUE AS OF DECEMBER 31, 2011
In connection with loan agreement (Series A convertible preferred stock)	April 2007	April 2014	6		$2.608	$68	$10
In connection with promissory note and revolving line of credit (Series B convertible preferred stock)	August 2008	May 2013	3		$4.849	34	5
In connection with promissory note (Series B convertible preferred stock)	March 2009	March 2014	7		$4.849	72	12
In connection with the April 2012 Senior Secured Promissory Note (Series C convertible preferred stock)	April 2012	April 2022	191		$7.846	1,710	—
In connection with the Senior notes (Common stock) (1)	October 2012	October 2015	—	(1)	—	301	—

			207			$2,185	$27

(1)

As of December 31, 2012, the Company had issued warrants to purchase shares of common stock equal to 15% of the funded principal amount of the October 2012 Junior Secured Promissory Notes (Note 6) divided by 70% of the value of common stock in a sale of the Company or an IPO, with an exercise price of 70% of the value of common stock in a sale of the Company or IPO. These warrants are contingently exercisable for which the contingencies related to exercise had not been met as of December 31, 2012.

All warrants are exercisable and generally expire 3—10 years from the issuance date. For warrants issued through December 31, 2011, the Company valued these warrants using the option pricing method (OPM), which is typically analyzed using the BSM option-pricing model utilizing inputs similar to those used for estimating the fair values of the stock options described in Note 2. Starting in fiscal year 2012, the Company changed the valuation method used for warrants to the probability expected return model (PWERM) due to the increased probability of a successful initial public offering and closing of additional debt financing. Note 2 describes the probable future events associated with the PWERM used for the warrants.

The Company’s warrants to purchase common and convertible preferred stock were issued in connection with the Company’s debt transactions. The fair value of the warrants at the date of issuance was recorded as a debt discount and is being amortized to interest expense over the term of the arrangement.

10. Common Stock

The Company is authorized to issue up to 12,936,000 shares of common stock with $0.00001 par value. As of December 31, 2012, the Company had reserved shares of common stock for future issuances as follows (in thousands):

SHARE
Series A convertible preferred stock outstanding	1,484
Series B convertible preferred stock outstanding	2,242
Series C convertible preferred stock outstanding	4,778
Stock options available for future grant	352
Stock options outstanding	2,065
Warrants to purchase Series A convertible preferred stock	6
Warrants to purchase Series B convertible preferred stock	10
Warrants to purchase Series C convertible preferred stock	191
Warrants to purchase common stock (1)	—

11,128

(1)

As of December 31, 2012, the Company had issued warrants to purchase shares of common stock equal to 15% of the funded principal amount of the October 2012 Junior Secured Promissory Notes (Note 6) divided by 70% of the value of common stock in a sale of the Company or an IPO, with an exercise price of 70% of the value of common stock in a sale of the Company or IPO. These warrants are contingently exercisable for which the contingencies related to exercise had not been met as of December 31, 2012.

11. Stock Option Plan

In July 2006, the Company authorized the 2006 Equity Incentive Plan, as amended, (2006 Plan). The 2006 Plan provided for the issuance of up to 1,434,000 shares of common stock underlying awards. The 2006 Plan was terminated as of December 31, 2011. As of December 31, 2012 and 2011, there were no shares available to be granted under the 2006 Equity Incentive Plan.

In July 2011 and as amended in September 2012, the Company authorized the 2011 Stock Plan (2011 Plan). Collectively, the 2006 Plan and the 2011 Plan are referred to as the “Plans.” The 2011 Plan provides for the issuance of up to 1,167,000 shares of common stock underlying awards, plus any shares of common stock underlying awards previously issued under the 2006 Plan that terminate or expire after the date of authorization of the 2011 Plan, subject to certain adjustments. In addition, the 2011 Plan provides that the Company may not deliver more than 2,446,000 shares upon the exercise of incentive stock options issued under both the Plans. The 2011 Plan has a term of 10 years.

Under the Plans, the Company may grant Incentive Stock Options (ISOs) to employees and Nonstatutory Stock Options (NSOs) to officers, directors, employees and consultants. Both ISOs and NSOs are generally exercisable for a period not exceeding 10 years from the date of grant and must be issued at a price at least equal to 100% of the estimated fair value at the date of grant as determined by the Board of Directors, but ISOs granted to any stockholder who owns greater than 10% of the Company’s outstanding stock at the time of grant are exercisable for a period not exceeding five years from the date of grant and must be issued at prices not less than 110% of the estimated fair value at the date of grant.

Generally, options vest 25% on the first anniversary from the date of grant and 1/48 per month thereafter; however, options may be granted with different vesting terms as determined by the Company’s Board of Directors.

The 2006 Plan allowed holders to exercise stock options prior to their vesting. The common stock received by the employee is restricted and follows the same vesting schedule as the originally granted option. In the event the employee terminates employment from the Company (whether voluntary or involuntary), the Company retains a right to repurchase the unvested common stock at the original option exercise price. As of December 31, 2012 and 2011, no options had been exercised that would be subject to repurchase.

The 2006 Plan provided for the issuance of options to purchase up to 1,434,000 shares of common stock. Options may no longer be granted under this plan. As of December 31, 2012, options to purchase 1,025,000 shares of the Company’s common stock at a weighted-average exercise price of $1.04 per share were outstanding under the 2006 Plan, of which 840,000 were vested at December 31, 2012. During the year ended December 31, 2012, 18,000 and 144,000 options were exercised and canceled, respectively.

The 2011 Plan provides for the issuance of options to purchase up to 1,167,000 shares of common stock, plus any shares of common stock underling awards previously issued under the 2006 Plan that terminate or expire after the date of authorization of the 2011 Plan, subject to certain adjustments. As of December 31, 2012, options to purchase 1,040,000 shares of the Company’s common stock at a weighted-average exercise price of $6.65 per share were outstanding under the 2011 Plan, of which 190,000 were vested at December 31, 2012. During the year ended December 31, 2012, 2,000 and 56,000 options were exercised and canceled, respectively, under the 2011 Plan.

The following table summarizes the activity under the Plans for the years ended December 31, 2012 and 2011 (in thousands, except exercise price and remaining contractual life data):

	SHARES AVAILABLE FOR GRANT	SHARES OUTSTANDING	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	AGGREGATE INTRINSIC VALUE
Balances at December 31, 2010	632	784	$0.94	7.9	$202
Options authorized	319	—
Options granted	(710)	710	$1.26
Options exercised	—	(13)	$0.72
Options canceled	96	(96)	$0.94

Balances at December 31, 2011	337	1,385	$1.10	8.1	$434
Options authorized	717	—
Options granted	(902)	902	$7.50
Options exercised	—	(20)	$1.16
Options canceled	200	(200)	$1.48

Balances at December 31, 2012	352	2,067	$3.86	7.7	$14,380

Vested and expected to vest at December 31, 2012		1,945	$3.70	7.6	$13,814

Exercisable at December 31, 2012		1,029	$1.35	6.3	$9,505

A summary of the status of the Company’s non-vested options as of December 31, 2012, and changes during the years ended December 31, 2012 and 2011, is as follows (in thousands, except share amounts):

	SHARES	WEIGHTED- AVERAGE GRANT DATE FAIR VALUE
Non-vested shares at December 31, 2010	344	$0.69
Grants of options	710	$0.78
Vested	(331)	$0.66
Forfeitures	(32)	$0.72

Non-vested shares at December 31, 2011	691	$0.78
Grants of options	902	$4.24
Vested	(416)	$1.16
Forfeitures	(141)	$0.88

Non-vested shares at December 31, 2012	1,036	$3.61

The total intrinsic value of options exercised for the years ended December 31, 2012 and 2011 were $93,000 and $7,000, respectively.

The estimated fair value of options vested during the years ended December 31, 2012 and 2011, was $489,000 and $228,000, respectively. The weighted-average estimated fair value of options granted during the years ended December 31, 2012 and 2011 was $4.24 per share and $0.78 per share, respectively.

During the years ended December 31, 2012 and 2011, the Company recorded share-based compensation expense of $662,000 and $271,000, respectively. For the years ended December 31, 2012 and 2011, the Company did not realize any tax benefit associated with its share-based compensation expense. No tax benefit was recognized because a portion of the option grants were ISOs for which stock-based compensation expense is not deductible and also due to the full valuation allowance on the Company’s deferred tax asset that is further discussed in Note 14.

As of December 31, 2012, the total share-based compensation expense related to unvested options granted to employees under the Company’s Plans but not yet recognized was $3,200,000. These costs will be amortized to expense on a straight-line basis over a weighted-average remaining term of 3.5 years.

The following table summarizes information concerning common stock options outstanding and exercisable as of December 31, 2012 (shares in thousands):

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
EXERCISE PRICES	NUMBER OF SHARES	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	NUMBER OF SHARES	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)
$0.09	19	3.6	19	3.6
$0.47	204	4.7	204	4.7
$1.19	810	6.7	620	6.3
$1.41	174	8.9	43	8.9
$3.11	207	8.7	131	8.4
$6.28	321	9.3	13	9.4
$12.08	331	9.6	—	9.8

	2,066	7.7	1,030	6.3

12. Capital Leases

The Company accounts for certain equipment acquired under financing arrangements as capital leases. This equipment is included in property and equipment and related amortization is included in depreciation expense.

As of December 31, 2012 and 2011, the cost of this equipment was $939,000 and $717,000, respectively, and the related accumulated amortization was $465,000 and $344,000, respectively.

Amortization of capital leases for the years ended December 31, 2012 and 2011 was $175,000 and $143,000, respectively.

As of December 31, 2012, aggregate contractual future minimum lease payments on the capital leases, are due as follows (in thousands):

CAPITAL LEASES
Years ending December 31:
2013	$258
2014	161
2015	45
2016	8

Total minimum payments required	472
Less: amount representing interest	(70)

Present value of future payments	402
Less: current portion	(207)

$195

13. Commitments and Contingencies

Operating Leases

The Company has a non-cancelable lease for an aggregate of approximately 24,500 square feet of non-contiguous office space in an office complex in Davis, California under which a portion of the covered space terminates between February 2014 and October 2016. A portion of the lease that terminates in February 2015 provides for an option to extend the term for five years at the then prevailing market rent. The lease includes negotiated annual increases in the monthly rental payments.

The Company recognizes expense under its leases on a straight-line basis over the lease terms. At December 31, 2012, the Company’s aggregate commitment under non-cancelable lease agreements is as follows (in thousands):

2013	$475
2014	439
2015	115
2016	43

Total minimum payments required	$1,072

Rental expense charged to operations for all operating leases was $484,000 and $412,000 for the years ended December 31, 2012 and 2011, respectively.

Contingencies

The Company is subject to legal proceedings and claims that arise in the normal course of business. As of December 31, 2012, there were no current proceedings or litigation involving the Company that management believes would have a material adverse impact on its business, financial position, results of operations or cash flows.

14. Income Taxes

As of December 31, 2012, the Company had net operating loss carry-forwards for federal income tax reporting purposes of $50,989,000, which begin to expire in 2026, and California and Florida state net operating loss carry-forwards of $46,300,000 and $3,324,000, respectively, which begin to expire in 2016 and 2031, respectively. Additionally, as of December 31, 2012, the Company had federal research and development tax credit carry-forwards of $773,000, which begin to expire in 2026, and state research and development tax credit carry-forwards of $919,000, which have no expiration date.

As of December 31, 2012, deferred tax assets of $22,400,000, arising principally as a result of the Company’s net operating loss carry-forwards, tax credits, and certain costs capitalized for tax purposes during the Company’s development stage, were fully offset by a valuation allowance. The valuation allowance increased by $8,134,000 and $5,211,000 for the years ended December 31, 2012 and 2011, respectively.

The Company performed a Section 382 study of the Internal Revenue Code (and similar state provisions) for the periods from inception (June 15, 2006) through December 31, 2012, and adjusted its deferred tax assets related to its net operating loss carry-forwards and its research and development credits accordingly.

The temporary timing differences that give rise to the deferred tax assets are as follows (in thousands):

	YEAR ENDED DECEMBER 31
	2012	2011
Components of deferred taxes:
Net operating loss carryforwards	$19,966	$12,324
Research and development tax credit	1,002	915
Other, net	1,432	1,027

Net deferred tax assets	22,400	14,266
Less valuation allowance	(22,400)	(14,266)

Net deferred tax assets	$—	$—

The Company had no deferred tax liabilities at December 31, 2012 and 2011.

The Company recognized no income tax expense, and did not receive a benefit from income taxes for the years ended December 31, 2012 and 2011.

The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the difference for each year summarized below:

	DECEMBER 31
	2012	2011
Federal tax benefit at statutory rate	34%	34%
State tax benefit, net of federal benefit	5	6
Research and development credit	—	2
Mark to market accounting	(12)	—
Deemed dividend	(6)	—
Other	(1)	(2)
Adjustment due to change in valuation allowance	(20)	(40)

Provision for income taxes	—%	—%

As of December 31, 2012, the Company had unrecognized tax benefits of $340,000. The unrecognized tax benefits, if recognized, would not impact the Company’s effective tax rate as the recognition of these tax benefits would be offset by changes in the Company’s valuation allowance. The Company does not believe there will be any material changes in its unrecognized tax position over the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2012	2011
Balance at January 1	$305	$224
Increase (decrease) related to prior year tax positions	—	—
Increase related to current year tax positions	35	81

Balance at December 31	$340	$305

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal and state examination for the calendar tax years ended 2006 through 2012.

15. Employee Benefit Plan

The Company has a defined contribution plan offered to all eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code. The Company currently provides a matching contribution. Matching contributions are based on a formula which provides for an 80% match of the employee’s 401(k) contribution up to 4% of the employee’s salary. Each participant is 100% vested in elective contributions and the Company’s matching contribution. The Company provided 401(k) matching contributions for the years ended December 31, 2012 and 2011 were $229,000 and $190,000, respectively.

16. Subsequent Events

In January 2013, the Company repaid the indebtedness due under the April 2012 Senior Secured Promissory Note described in Note 6 above entered into in April 2012 with an original principal balance of $10,000,000. The total amount of the payout was $9,451,000 which consisted of $9,139,000 in principal, $34,000 in accrued interest, and an early termination fee of $278,000. The termination fee will be recorded as additional interest expense in the Company’s consolidated financial statements for the year ended December 31, 2013.

On April 10, 2013 (Conversion Date), the Company entered an amendment to increase by up to $5,000,000 the amount available under the terms of the loan agreement with respect to the October 2012 Junior Secured Promissory Notes described in Note 6 above. Under this amendment, an additional $4,950,000 was issued in partial consideration for $3,700,000 in cash received and in partial conversion for cancellation of $1,250,000 of the total principal balance of the October 2012 Subordinated Convertible Note described in Note 7 (collectively, April 2013 Junior Secured Promissory Notes). The total amount borrowed under the amended loan agreement for the October 2012 Junior Secured Promissory Notes and the April 2013 Junior Secured Promissory Notes increased from $7,500,000 to $12,450,000 as of the Conversion Date. The accrued interest of $74,000 for the partially converted October 2012 Subordinated Convertible Note as of the Conversion Date shall be paid on the applicable maturity date of the October 2012 and April 2013 Junior Secured Promissory Notes.

The amendment to the loan agreement also amended the interest provision applicable to the October 2012 and April 2013 Junior Secured Promissory Notes to allow any holder of the October 2012 and April 2013 Junior Secured Promissory Notes to request the Company to defer all interest due monthly to the applicable maturity date, and the optional prepayment provision applicable to the October 2012 and April 2013 Junior Secured Promissory Notes to allow the Company to repay the outstanding amount of the October 2012 and April 2013 Junior Secured Promissory Notes, either (i) with the written consent of the lender or the agent on such lenders’ behalf, or (ii) without such consent provided that the Company pays the interest that would have been due from the prepayment date to the initial maturity date.

In conjunction with the issuance of the April 2013 Junior Secured Promissory Notes, the Company issued additional warrants (Additional Common Stock Warrants) to purchase a number of shares of common stock equal to 20% of the funded principal amount of the April 2013 Junior Secured Promissory Notes divided by 70% of the value of common stock in a sale of the Company or an IPO, with such Additional Common Stock Warrants to have an exercise price of 70% of the value of common stock in a sale of the Company or an IPO.

The Company is currently evaluating the impact of the April 2013 Junior Secured Promissory Notes on the Company’s consolidated financial position and results of operations.

On May 22, 2013, the Company completed the sale of convertible notes under a convertible note purchase agreement in the amount of $3,529,000 million in a private placement to 22 investors (First May 2013 Convertible Notes). The First May 2013 Convertible Notes accrue interest at a rate of 10% per annum and mature on May 22, 2016, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension to May 22, 2017, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to May 22, 2018. In addition, if there is an event of default, which may occur as a result of, among other things, an uncured default under the terms of another debt instrument in an aggregate principal amount in excess of

$100,000, the then-applicable interest rate shall be increased by 4%. The First May 2013 Convertible Notes may be pre-paid at any time without penalty.

In addition, on May 28, 2013, the Company completed the sale of a convertible note under a separate convertible note purchase agreement in the amount of $3,000,000 in a private placement (Second May 2013 Convertible Note). The Second May 2013 Convertible Note accrues interest at a rate of 10% per annum and matures on May 30, 2016, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension to May 30, 2017, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to May 30, 2018. In addition, if there is an event of default, which may occur as a result of, among other things, an uncured default under the terms of another debt instrument in an aggregate principal amount in excess of $100,000, the then-applicable interest rate shall be increased by 4%. The Second May 2013 Convertible Note may not be pre-paid in whole or in part prior to the maturity date unless in accordance with the Sale Event, as defined in Note 7 above.

No payments are due under the First and Second May 2013 Convertible Notes until maturity. In an event of the Qualified Financing, as defined in Note 7 above, all outstanding principal and accrued interest due under the First and Second May 2013 Convertible Notes will be automatically converted into the number of shares of the Company’s common stock determined by dividing such unpaid amounts by 70% of the per share price of the Company’s common stock sold in such Qualified Financing.

Alternatively, in the earlier event of a Non-Qualified Financing of equity or debt securities, the First and Second May 2013 Convertible Notes may be converted, at the option of the holder, into the same type of securities issued in such financing, and in the earlier the Sale Event, the First and Second May 2013 Convertible Notes may be either, at the option of the holder, repaid the principal and accrued interest then outstanding multiplied by 142.86% or converted at a discount into shares of the Company’s common stock.

If the Qualified Financing, Non-Qualified Financing, or Sale Event has not occurred from the date of issuance of the convertible note through January 14, 2014, the holder of the Second May 2013 Convertible Note may elect to convert all outstanding principal and accrued interest into a number of shares of common stock determined by dividing this amount by the greater of (i) the per share price into which the Outstanding Balance under the March and October 2012 Convertible Notes discussed in Note 7 will be converted at their maturity in the event a Qualified Financing has not occurred as of September 30, 2013, or (ii) the purchase price paid per share for the most recent Non-Qualified Financing that occurs prior to a Sale Event, provided such Non-Qualified Financing is at least $2,000,000 and at least 50% of the proceeds of such Non-Qualified Financing are from persons or entities who were not common shareholders, or common share equivalents or affiliates of the Company.

Under the terms of the convertible note purchase agreements entered into in connection with the issuance of the First and Second May 2013 Convertible Notes, the Company has agreed to certain covenants, including certain restrictions on the incurrence of additional indebtedness, payment of distributions on the Company’s capital stock and entry into certain transactions with affiliates. The First and Second May 2013 Convertible Notes are unsecured.

The Company is currently evaluating the impact of the First and Second May 2013 Convertible Notes on the Company’s consolidated financial position and results of operations.

On June 13, 2013, the Company entered into a factoring and security agreement (Factoring and Security Agreement) with a third party that would enable the Company to sell the entire interest in certain accounts receivable up to $5,000,000. Under the Factoring and Security Agreement, 15% of the sales proceeds will be held back by the purchaser until collection of such receivables. Such holdbacks are not considered legal securities, nor are they certificated. Upon the sale of the receivable, the Company will not maintain servicing. The purchaser may require the Company to repurchase accounts receivable if (i) the payment is disputed by the account debtor, with the purchaser being under no obligation to determine the bona fides of such dispute, (ii) the account debtor has become insolvent or (iii) upon the effective date of the termination of the Factoring and Security Agreement. The purchaser will retain its security interest in any accounts repurchased by the Company. The Factoring and Security Agreement is secured by all of the Company’s personal property and fixtures, and proceeds thereof, including accounts, inventory, equipment and general intangibles other than intellectual property.

The Company is currently evaluating the impact of the Factoring and Security Agreement on the Company’s consolidated financial position and results of operations.

On June 14, 2013, the Company entered into a credit facility agreement (June 2013 Credit Facility) with a group of lenders that are, or that are affiliated with, existing investors in the Company. Under the June 2013 Credit Facility, the lenders have committed to permit the Company to draw an aggregate of up to $5,000,000, and, subject to the Company’s obtaining additional commitments from lenders, such amount may be increased to up to $7,000,000. The June 2013 Credit Facility expires on June 30, 2014. During the term of the June 2013 Credit Facility, the Company may request from the lenders up to four advances, with each advance equal to one quarter of each lender’s aggregate commitment amount. The Company will issue a promissory note in the principal amount of each such advance that will accrue interest at a rate of 10% per annum. The principal and all unpaid interest under the promissory notes are due on the maturity date, and the Company may not prepay the promissory notes prior to the maturity date without consent of at least a majority in interest of the aggregate principal amount of the promissory notes then outstanding under the credit facility. In connection with the June 2013 Credit Facility, the Company agreed to pay a fee of 2% of the total commitment amount to the lenders.

In conjunction with the June 2013 Credit Facility, the Company issued warrants (June 2013 Warrants) to purchase a number of shares of common stock equal to 10% of the total committed amount of the June 2013 Credit Facility divided by 70% of the value of common stock in a sale of the Company or an IPO, with such June 2013 Common Stock Warrants to have an exercise price of 70% of the value of common stock in a sale of the Company or an IPO. The June 2013 Common Stock Warrants expire upon the earlier of June 14, 2023 or the sale of the Company.

The Company is currently evaluating the impact of the June 2013 Credit Facility and the June 2013 Warrants on the Company’s consolidated financial position and results of operations.

17. Reverse Stock Split

On August 1, 2013, the Company’s board of directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to effect the conversion of its outstanding convertible preferred stock into common stock on a 1-for-1 basis followed immediately by a reverse split of shares of its common stock (including the common stock issued upon conversion of the convertible preferred stock) at a 1-for-3.138458 ratio (the “Reverse Stock Split”). The amendment also increased the number of shares of common stock authorized for issuance to 250,000,000 shares. The par value of the common stock was not adjusted as a result of the Reverse Stock Split.

All issued and outstanding common stock, preferred stock and warrants for common stock or preferred stock, and the related per share amounts contained in the consolidated financial statements, have been retroactively adjusted to give effect to this Reverse Stock Split for all periods presented.

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Balance Sheets

(In Thousands, Except Par Value)

	MARCH 31, 2013	DECEMBER 31, 2012	PRO FORMA MARCH 31, 2013
	(Unaudited)		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,791	$10,006	$12,067
Restricted cash	—	9,139	—
Accounts receivable	3,043	2,970	3,043
Inventories	5,367	4,872	5,367
Prepaid expenses and other current assets	927	478	891

Total current assets	11,128	27,465	21,368
Property, plant and equipment, net	3,853	3,528	3,853
Other assets	2,858	2,785	2,801

Total assets	$17,839	$33,778	$28,022

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,242	$2,104	$2,242
Accrued liabilities	1,716	3,023	1,716
Deferred revenue, current portion	324	324	324
Capital lease obligations, current portion	245	207	245
Debt, current portion	181	8,572	181
Preferred stock warrant liability	1,883	1,884	—
Common stock warrant liability	316	301	—
Convertible notes payable, current portion	25,803	22,518	—

Total current liabilities	32,710	38,933	4,708
Deferred revenue, less current portion	1,615	1,696	1,615
Capital lease obligations, less current portion	209	195	209
Debt, less current portion	7,723	7,766	12,673
Convertible notes payable, less current portion	20,234	19,342	—
Other liabilities	481	481	481

Total liabilities	62,972	68,413	19,686
Commitments and contingencies (Note 11)
Convertible preferred stock—Series A: $0.00001 par value; 1,489 shares authorized; 1,484 shares issued and outstanding at March 31, 2013 and December 31, 2012 (aggregate liquidation preference of $3,867 at March 31, 2013); no shares issued or outstanding pro forma	3,747	3,747	—
Convertible preferred stock—Series B: $0.00001 par value; 2,252 shares authorized; 2,242 shares issued and outstanding at March 31, 2013 and December 31, 2012 (aggregate liquidation preference of $10,870 at March 31, 2013); no shares issued or outstanding pro forma	10,758	10,758	—
Convertible preferred stock—Series C: $0.00001 par value; 5,082 shares authorized; 4,778 shares issued and outstanding at March 31, 2013 and December 31, 2012 (aggregate liquidation preference of $25,405 at March 31, 2013); no shares issued or outstanding pro forma	25,107	25,107	—
Stockholders’ deficit:
Common stock: $0.00001 par value; 12,936 shares authorized; 1,269 and 1,267 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively; 13,518 shares issued and outstanding pro forma	—	—	—
Additional paid-in capital	1,573	1,322	94,654
Accumulated deficit	(86,318)	(75,569)	(86,318)

Total stockholders’ (deficit) equity	(84,745)	(74,247)	8,336

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$17,839	$33,778	$28,022

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Statements of Operations

(In Thousands, Except Per Share Amount)

(Unaudited)

	THREE MONTHS ENDED MARCH 31
	2013	2012
Revenues:
Product	$2,649	$1,956
License	81	43

Total revenue	2,730	1,999
Cost of product revenues	1,795	860

Gross profit	935	1,139
Operating expenses:
Research and development	3,283	2,733
Selling, general and administrative	2,847	2,322

Total operating expenses	6,130	5,055

Loss from operations	(5,195)	(3,916)
Other income (expense):
Interest income	1	2
Interest expense	(1,985)	(56)
Change in estimated fair value of financial instruments	(3,563)	(15)
Other (expense) income, net	(7)	1

Total other expense, net	(5,554)	(68)

Loss before income taxes	(10,749)	(3,984)
Income taxes	—	—

Net loss	(10,749)	(3,984)
Deemed dividend on convertible notes	—	(1,253)

Net loss attributable to common stockholders	$(10,749)	$(5,237)

Net loss per common share:
Basic and diluted	$(8.48)	$(4.20)

Weighted-average shares outstanding used in computing net loss per common share:
Basic and diluted	1,268	1,247

Pro forma net loss per common share:
Basic and diluted	$(0.49)

Pro forma weighted-average shares outstanding used in computing pro forma net loss per common share:
Basic and diluted	13,444

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Statements of Comprehensive Loss

(In Thousands)

(Unaudited)

	THREE MONTHS ENDED MARCH 31
	2013	2012
Net loss	$(10,749)	$(3,984)
Other comprehensive loss	—	—

Comprehensive loss	$(10,749)	$(3,984)

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	THREE MONTHS ENDED MARCH 31
	2013	2012
Cash flows from operating activities
Net loss	$(10,749)	$(3,984)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	184	144
Share-based compensation	249	292
Noncash interest expense	1,467	36
Change in estimated fair value of financial instruments	3,563	15
Net changes in operating assets and liabilities:
Accounts receivable	(73)	(1,063)
Inventories	(495)	(468)
Prepaid expenses and other current assets	(449)	(59)
Other assets	(109)	(459)
Accounts payable	138	839
Accrued liabilities	(1,307)	(539)
Deferred revenue	(81)	457
Other liabilities	(13)	(1)

Net cash used in operating activities	(7,675)	(4,790)
Cash flows from investing activities
Purchases of property, plant and equipment	(432)	(289)
Maturities of short-term investments	—	2,000

Net cash (used in) provided by investing activities	(432)	1,711
Cash flows from financing activities
Proceeds from issuance of convertible notes payable	—	7,991
Proceeds from issuance of debt	—	500
Proceeds from line of credit	—	500
Repayment of line of credit	—	(500)
Repayment of debt	(9,224)	(54)
Repayment of capital leases	(25)	(46)
Change in restricted cash	9,139	—
Proceeds from exercise of stock options	2	—

Net cash (used in) provided by financing activities	(108)	8,391

Net (decrease) increase in cash and cash equivalents	(8,215)	5,312
Cash and cash equivalents, beginning of year	10,006	2,215

Cash and cash equivalents, end of period	$1,791	$7,527

Supplemental disclosure of cash flow information
Cash paid for interest, net of capitalized interest of $113 and $0 for three months ended March 31, 2012 and 2011, respectively.	$518	$20

Supplemental disclosure of noncash investing and financing activities
Interest added to the principal of convertible notes	$628	$35

Equipment acquired under capital leases	$77	$—

See accompanying notes.

MARRONE BIO INNOVATIONS, INC.

Notes to Condensed Consolidated Financial Statements

March 31, 2013

(Unaudited)

1. Summary of Business

Marrone Bio Innovations, Inc. (Company), formerly Marrone Organic Innovations, Inc., was incorporated under the laws of the State of Delaware on June 15, 2006, and is located in Davis, California. In July 2012, the Company formed a wholly-owned subsidiary, Marrone Michigan Manufacturing LLC (MMM LLC), a Michigan corporation, which holds the assets of a manufacturing plant the Company purchased in July 2012 as discussed in Note 2. The Company makes bio-based pest management and plant health products. The Company targets the major markets that use conventional chemical pesticides, including certain agricultural and water markets where its bio-based products are used as substitutes for, or in conjunction with, conventional chemical pesticides. The Company also targets new markets for which there are no available conventional chemical pesticides, the use of conventional chemical pesticides may not be desirable or permissible, or the development of pest resistance has reduced the efficacy of conventional chemical pesticides. The Company delivers EPA-approved and registered biopesticide products and other bio-based products that address the global demand for effective, safe and environmentally responsible products.

The Company is an early stage company with a limited operating history and has only recently begun commercializing its products. As of March 31, 2013, the Company has an accumulated deficit of $86,318,000 and expects to incur losses for the next several years. Since its inception, Company has funded operations primarily with the net proceeds from the private placements of convertible preferred stock, convertible notes, promissory notes, term loans, as well as proceeds from the sale of its products and payments under strategic collaboration agreements and government grants. As a result, the Company will need to generate significant revenue to achieve and maintain profitability. As of March 31, 2013, the Company had a working capital deficit of $21,582,000, which includes $22,518,000 of the current portion of convertible notes payable which will be settled via conversion into the Company’s equity instruments (see Note 9), and cash and cash equivalents of $1,791,000. Management believes that currently available resources combined with the additional proceeds raised from the issuance of convertible notes in the second quarter of 2013 (see Note 12) will be sufficient to fund the Company’s cash requirements through at least March 31, 2014.

The Company participates in a heavily regulated and highly competitive crop protection industry and believes that adverse changes in any of the following areas could have a material effect on the Company’s future financial position, results of operations, or cash flows, inability to obtain regulatory approvals, increased competition in the pesticide market, market acceptance of the Company’s products, weather and other seasonal factors beyond the Company’s control, litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors, and the Company’s ability to support increased growth.

Although management recognizes that it may need to raise additional funds in the future, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will not be unfavorable. Any failure to obtain additional financing or fund the operations with cash flows from revenues will have a material effect upon the Company and will likely result in a substantial reduction in the scope of the Company’s operations.

Pro Forma Balance Sheet

In May 2012, the Board of Directors authorized management to confidentially submit a registration statement to the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. Assuming the initial public offering is completed under the terms presently anticipated (including the 1-for-3.138458 reverse stock split), all of the Series A, Series B and Series C convertible preferred stock outstanding at the time of the offering will automatically convert at a 1-to-1 conversion ratio and adjust for the 1-for-3.13845 reverse stock split into 8,504,000 shares of common stock, all of the principal and accrued interest under convertible notes outstanding at the time of the offering will automatically convert at per share prices that range from 70%–85% of the initial public offering price into 2,847,000 shares of common stock, all of the common stock warrants issued in connection with the October 2012 Junior Secured Promissory Notes outstanding at the time of the offering will automatically net exercise at a per share price of 70% of the initial public offering price into 40,000 of shares of common stock and all of the warrants to purchase shares of Series A and Series C convertible preferred stock outstanding at the time of the offering will be net exercised for 71,000 shares of common stock based on the initial public offering price. In addition, all of the warrants to purchase shares of Series B convertible preferred stock were exercised for cash subsequent to March 31, 2013 in exchange for 10,000 shares of Series B convertible preferred stock. Subsequent to March 31, 2013, the Company issued $6.5 million of additional convertible notes, $3.7 million of promissory notes, warrants to purchase shares of common stock and converted $1.25 million of a convertible note into a promissory note (see Note 12). The pro forma balance sheet is adjusted for the conversion of the convertible preferred stock, conversion of the convertible notes, the net exercise of the Series A and Series C convertible preferred stock warrants, the cash exercise of Series B convertible preferred stock warrants, the net exercise of the warrants to purchase shares of common stock and the $10.2 million in cash proceeds from the issuance of convertible notes and promissory notes with warrants to purchase shares of common stock and the conversion of $1.25 million of a convertible note into a promissory note all occurring subsequent to March 31, 2013, is set forth on the accompanying balance sheets. The pro forma balance sheet reflects the $10.2 million in cash received and debt issued at its face value but does not reflect the initial accounting for the issuance of convertible notes, promissory notes, warrants to purchase shares of common stock and conversion of a portion of a convertible note into a promissory note all occurring subsequent to March 31, 2013. The Company is in the process of determining the accounting impacts of these transactions on its consolidated financial position and results of operations, and certain analyses, which have not been completed, will require fair value measurements of applicable components of these transactions.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation

The accompanying financial information as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S.) have been condensed or omitted pursuant to such rules and regulations. The December 31, 2012 consolidated balance sheet was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the U.S. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto, included elsewhere in this prospectus.

In the opinion of management, the unaudited financial information as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 reflects all adjustments, which are normal recurring adjustments, necessary to present a fair statement of financial position, results of operations, comprehensive loss and cash flows. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

Subsequent Events

Management has evaluated subsequent events through June 17, 2013 (except for Note 13, as to which the date is August 1, 2013), the date that the consolidated financial statements were available to be issued, and has appropriately accounted for and disclosed all relevant subsequent events through this date.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit, money market funds and certificates of deposit accounts with U.S. financial institutions. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash and cash equivalents balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these deposits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, accounts receivable and debt. The Company deposits its cash, cash equivalents and short-term investments with high credit quality domestic financial institutions with locations in the U.S. Such deposits may exceed federal deposit insurance limits. The Company believes the financial risks associated with these financial instruments are minimal.

The Company’s customer base is dispersed across many different geographic areas, and currently most customers are pest management distributors in the U.S. Generally, receivables are due 30 days from the invoice date and are considered past due after this date. For the three months ended March 31, 2013 and 2012, 14% and 15%, respectively, of the Company’s revenues were generated from international customers.

As of March 31, 2013, five customers accounted for 18%, 15%, 13%, 13%, and 11%, or a total of 70%, of the Company’s accounts receivable. As of December 31, 2012, four customers accounted for 33%, 17%, 11%, and 11%, respectively, or a total of 72% of the Company’s accounts receivable.

From inception through December 31, 2012, the Company’s principal source of revenues was its Regalia product line. During the three months ended March 31, 2013, Grandevo and Regalia were the principal sources of the Company’s total revenues. For the three months ended March 31, 2013 and 2012, Grandevo accounted for 50% and 1%, respectively, of the Company’s total revenues. For the three months ended March 31, 2013 and 2012, Regalia accounted for 47% and 95%, respectively, of the Company’s total revenues. For the three months ended March 31, 2013, four customers accounted for 17%, 15%, 13% and 11%, or a total of 56%, of the Company’s revenues. For the three months ended March 31, 2012, three customers represented 31%, 16% and 14%, or a total of 61%, of the Company’s total revenues.

Inventories

Inventories are stated at the lower of cost or market value (net realizable value or replacement cost) and include the cost of material and external labor and manufacturing costs. Cost is determined on the first-in, first-out basis. The Company provides for inventory reserves when conditions indicate that the selling price may be less than cost due to physical deterioration, obsolescence, changes in price levels, or other factors. Additionally, the Company provides reserves for excess and slow-moving inventory on hand that is not expected to be sold to reduce the carrying amount of excess slow-moving inventory to its estimated net realizable value. The reserves are based upon estimates about future demand from the Company’s customers and distributors and market conditions. As of March 31, 2013 and December 31, 2012, the Company had no reserves against its inventories.

Acquisition

On July 19, 2012 (Acquisition Date), the Company purchased land, building and equipment (Manufacturing Plant) for $1,459,000, including $341,000 of transaction costs. The Manufacturing Plant is located in Bangor, Michigan. Prior to the acquisition, the Manufacturing Plant was owned by a bank and sold in a foreclosure auction. Accordingly, the purchase price for the Manufacturing Plant was less than the estimated fair value of the assets acquired by $257,000. The excess of fair value of the assets acquired over the purchase price was allocated on a relative fair value basis to all assets acquired. The acquisition of the Manufacturing Plant will allow the Company to manufacture certain products internally and improve the overall operating efficiencies and margins of the business as the production of these products historically has been outsourced.

The acquisition was accounted for as an asset acquisition in accordance with ASC 805, Business Combinations. The assets acquired under the Manufacturing Plant acquisition have been included in the Company’s consolidated financial statements from the Acquisition Date. The purchase price was allocated to assets acquired as of the Acquisition Date.

Prior to the allocation of the excess of fair value of the assets acquired over the purchase price, the assets acquired are first measured at their fair values. The Company engaged a third-party valuation firm to assist with its estimated fair value of the assets acquired. The following methods and assumptions are used to estimate the fair value of each class of asset acquired:

Land—Market approach based on similar, but not identical, transactions in the market. Adjustments to comparable sales are based on both the quantitative and qualitative data.

Building—The cost approach, market approach and income approach were used to assess fair value. Cost approach is based on replacement cost new less depreciation adjusted for physical deterioration, functional obsolescence and external/economic obsolescence, as applicable. The market approach is based on similar, but not identical, transactions in the market using both quantitative and qualitative data. The income approach is based on the direct capitalization method using similar but not identical lease rates and making an assessment of net operating income.

Equipment—Both the cost approach and the market approach were used to assess fair value. Cost approach is based on replacement cost new less depreciation adjusted for physical deterioration, functional obsolescence and external/economic obsolescence, as applicable. The market approach is based on similar, but not identical, transactions in the market using both quantitative and qualitative data.

The following table summarizes the estimated fair value of the assets acquired as of the Acquisition Date, which were determined using level two and three inputs as described above (in thousands):

JULY 19, 2012
Land	$1
Building	314
Equipment	1,144

Assets acquired	$1,459

As the Manufacturing Plant had not yet been placed in service as of March 31, 2013, the assets acquired, except the land, were recorded as construction in process as a component of property, plant and equipment in the accompanying consolidated balance sheets as of March 31, 2013 and December 31, 2012.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery and transfer of title has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured, unless contractual obligations, acceptance provisions or other contingencies exist. If such obligations or provisions exist, revenue is recognized after such obligations or provisions are fulfilled or expire.

Product revenues consist of revenues generated from sales to distributors and from sales of our products to direct customers, net of rebates and cash discounts. For sales of products made to distributors, the Company considers a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received. These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with the Company, whether the Company has a pattern of granting concessions for the benefit of the distributor, and whether there are other conditions that may indicate that the sale to the distributor is not substantive. The Company currently recognizes revenue primarily on the sell-in method with its distributors. Distributors do not have price protection or return rights.

The Company offers certain product rebates, which are recorded as reductions to product revenues. An accrued liability for these product rebates is recorded at the time the revenues are recorded.

The Company recognizes license revenues pursuant to strategic collaboration and distribution agreements under which the Company receives payments for the achievement of testing validation, regulatory progress and commercialization events. As these activities and payments are associated with exclusive rights that the Company provides in connection with strategic collaboration and distribution agreements over the term of the agreements, revenues related to the payments received are deferred and recognized over the term of the exclusive distribution period of the respective agreement. No payments were received under these agreements during the three months ended March 31, 2013, and $500,000 was received during the three months ended March 31, 2012. For the three months ended March 31, 2013 and 2012, the Company recognized $81,000 and $43,000, respectively, as license revenues in the accompanying consolidated statements of operations. At March 31, 2013, the Company recorded current and non-current deferred revenues of $324,000 and $1,615,000, respectively, related to payments received under these agreements. At December 31, 2012, the Company recorded current and non-current deferred revenues of $324,000 and $1,696,000 respectively, related to payments received under these agreements.

As of March 31, 2013 and December 31, 2012, the Company had no deferred product revenues.

Recently Issued Accounting Pronouncements

There have been no new accounting pronouncements issued during the three months ending March 31, 2013 that are of significance, or potential significance, to the Company. Any recent accounting pronouncements that are of significance, or potential significance, to the Company are set forth in the notes of the annual consolidated financial statements included elsewhere in this prospectus.

3. Fair Value Measurements

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2012 (in thousands):

	MARCH 31, 2013
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Assets
Money market funds	$262	$262	$—	$—

Liabilities
Common stock warrant liability	$316	$—	$—	$316
Preferred stock warrant liability	1,883	—	—	1,883
Convertible notes payable	46,037	—	—	46,037

Total liabilities at fair value	$48,236	$—	$—	$48,236

	DECEMBER 31, 2012
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Assets
Money market funds	$7,668	$7,668	$—	$—

Liabilities
Common stock warrant liability	$301	$—	$—	$301
Preferred stock warrant liability	1,884	—	—	1,884
Convertible notes payable	41,860	—	—	41,860

Total liabilities at fair value	$44,045	$—	$—	$44,045

The money market funds held as of March 31, 2013, and December 31, 2012, were in active markets and, therefore, measured based on the Level 1 valuation hierarchy.

The Company estimates the fair value of the common and preferred stock warrant liabilities using the Probability Weighted Expected Return Method (PWERM) which analyzes the returns afforded to common equity holders under multiple future scenarios. Under the PWERM, share value is based upon the probability-weighted present value of expected future net cash flows (distributions to shareholders), considering each of the possible future events and giving consideration to the rights and preferences of each share class. This method is most appropriate when the long-term outlook for an enterprise is largely known and multiple future scenarios can be reasonably estimated.

The common and preferred stock warrant liabilities were valued by a PWERM valuation using six scenarios, which included three initial public offering scenarios, two merger scenarios and a sale of the Company’s intellectual property. An annual discount rate of 35% was applied to both the PWERM valuations as of March 31, 2013 and December 31, 2012. The common stock warrants also include an 18% discount for lack of marketability as of March 31, 2013 and December 31, 2012. As the PWERM estimates the fair value of the common and preferred stock warrant liabilities using unobservable inputs, it is considered to be a Level 3 fair value measurement. Changes in the probability weights and discount rates have a significant impact on the fair value of the common and preferred stock warrant liabilities.

The following table provides a reconciliation of the beginning and ending balances for the common and preferred stock warrant liabilities measured at fair value using significant unobservable inputs (Level 3) (in thousands):

COMMON STOCK WARRANT LIABILITY
Fair value at December 31, 2012	$301
Change in fair value recorded in change in fair value of financial instruments	15

Fair value at March 31, 2013	$316

PREFERRED STOCK WARRANT LIABILITY
Fair value at December 31, 2012	$1,884
Change in fair valued recorded in change in fair value of financial instruments	(1)

Fair value at March 31, 2013	$1,883

Convertible notes were valued by a PWERM valuation utilizing inputs similar to those used for estimating fair values of the common and preferred stock warrant liabilities described above. A discount rate of 23% and 25% was used for valuing the March and October 2012 Convertible Notes, defined in Note 9, as of March 31, 2013 and December 31, 2012, respectively. A discount rate of 16% and 18% was used for valuing the October 2012 Subordinated Convertible Notes and the December 2012 Convertible Note, both defined in Note 9, as of March 31, 2013 and December 31, 2012, respectively. These annual discount rates were applied in the PWERM valuation. Changes in the probability weights and discount rates have a significant impact on the valuation of the convertible notes. As a result of the changing probability weights between December 31, 2012 and March 31, 2013, the Company recognized a loss from the change in estimated fair value of the convertible notes as shown in the table below.

The following table provides a reconciliation of the beginning and ending balances for the convertible notes measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Fair value at December 31, 2012	$41,860
Accrued interest	628
Change in fair valued recorded in change in fair value of financial instruments	3,549

Fair value at March 31, 2013	$46,037

During the three months ended March 31, 2013, no transfers were made into or out of the Level 1, 2, or 3 categories.

4. Inventories

Inventories consist of the following (in thousands):

	MARCH 31, 2013	DECEMBER 31, 2012
Raw materials	$3,887	$3,204
Work in progress	645	607
Finished goods	835	1,061

	$5,367	$4,872

5. Net Loss Per Share

Basic and diluted net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. The Company’s potentially dilutive shares, which include outstanding stock options, convertible notes, convertible preferred stock and warrants, have been excluded from the computation of diluted net loss per share for all periods as their effect would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the loss per share.

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented (in thousands):

	THREE MONTHS ENDED MARCH 31
	2013	2012
Convertible preferred stock	8,504	8,504
Convertible notes (1)	—	—
Stock options outstanding	2,040	1,598
Warrants to purchase convertible preferred stock	207	16
Warrants to purchase common stock (2)	—	5

(1)

As of March 31, 2013 and 2012, the Company had approximately $46,037,000 and $9,280,000, respectively, in contingently convertible notes payable and related accrued interest for which the contingencies related to conversion had not been met as of March 31, 2013 and 2012. Therefore, it would have no dilutive or anti-dilutive impact for the three months ended March 31, 2013 or 2012. Refer to Note 9 for further discussion.

(2)

The warrant to purchase 5,000 shares of common stock was outstanding as of March 31, 2012 and expired in April 2012. In October 2012, the Company issued warrants to purchase a number of shares of common stock equal to 15% of the funded principal amount of the October 2012 Junior Secured Promissory Notes as defined in Note 6, divided by 70% of the value of common stock in a sale of the Company or an initial public offering (IPO), with an exercise price of 70% of the value of common stock in a sale of the Company or an IPO. These warrants are contingently exercisable for which the contingencies related to exercise had not been met as of March 31, 2013. Therefore, it would have no dilutive or anti-dilutive impact for the three months ended March 31, 2013. Refer to Note 8 for further discussion.

As of March 31, 2013 and 2012, the numbers of shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock and upon the conversion of convertible preferred stock were at a ratio of one-to-one.

The pro forma basic and diluted net loss per common share data is computed using the weighted-average number of shares of common stock outstanding after giving effect to the following using the treasury method:

■	a 1-for-3.138458 reverse stock split, effective August 1, 2013.

■

the conversion (using the if-converted method as adjusted for the reverse stock split) of all outstanding shares of convertible preferred stock into 8,514,000 shares of common stock, including 10,000 shares issued upon the full exercise of Series B convertible preferred stock warrants outstanding as of January 1, 2013,

■

the conversion (using the if-converted method) of all outstanding principal and accrued interest of the convertible notes into 2,774,000 shares of common stock, including the effect of the conversion of $1.25 million of a convertible note into a promissory note in April 2013, as though the cancellation had occurred on the original date of issuance,

■

the conversion (using the if-converted method) of all convertible notes issued subsequent to March 31, 2013 into 777,000 shares of common stock as though the conversion had occurred on January 1, 2013,

■	the net exercise of common stock warrants into 40,000 shares of common stock that will be automatically exercised upon completion of the Company’s initial public offering, and

■

the net exercise of the Series A and Series C convertible preferred stock warrants, into 71,000 shares of common stock, which have been exercised effective upon completion of the Company’s initial public offering as adjusted for the reverse stock split.

Additionally, the net loss used to compute pro forma basic and diluted net loss per common share includes adjustments related to changes in fair value of financial instruments and adjustments to reflect the automatic conversion of all outstanding convertible notes into shares of the Company’s common stock and excludes the effects of the initial accounting related to the issuance of $6.5 million of convertible notes and warrants to purchase shares of common stock and the conversion of $1.25 million of a convertible note into a promissory note all occurring subsequent to March 31, 2013. (See Note 12) The Company is in the process of determining the accounting impacts of these transactions on its consolidated financial position and results of operations, and as certain analyses will require fair value measurements, the Company has engaged a third-party valuation firm to assist with estimating the fair values of applicable components of these transactions. The fair value analyses have not been completed.

As the Company recorded a loss for the three months ended March 31, 2013, all potentially dilutive common shares, comprised of stock options and certain warrants, are anti-dilutive.

	THREE MONTHS ENDED MARCH 31
	2013	2012
	(in thousands, except per share data)
Net loss	$(10,749)	$(3,984)
Deemed dividend on convertible notes	—	(1,253)

Net loss attributable to common stockholders	$(10,749)	$(5,237)

Denominator for historical basic and diluted net loss per share:
Shares used for historical basic and diluted net loss per share	1,268	1,247

Pro forma adjustments to reflect:
Conversion of preferred stock	8,504
Conversion of convertible notes	3,551
Net exercise of common stock warrants	40
Net exercise of Series A and Series C convertible preferred stock warrants	71
Cash exercise of Series B convertible preferred stock warrants	10

Total pro forma adjustments	12,176

Pro forma weighted-average shares outstanding used to compute pro forma basic and diluted net loss per share	13,444

Basic and diluted net loss per share	$(8.48)	$(4.20)

Pro forma basic and diluted net loss per share	$(0.49)

6. Other Assets

Other assets consist of the following (in thousands):

	MARCH 31, 2013	DECEMBER 31, 2012
Prepaid initial public offering costs	$2,337	$2,257
Prepaid distribution fees	132	134
Deferred financing costs	225	261
Other assets	164	133

	$2,858	$2,785

7. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	MARCH 31, 2013	DECEMBER 31, 2012
Accrued compensation	$871	$1,342
Accrued expenses	835	1,295
Accrued product rebates	10	386

	$1,716	$3,023

8. Debt

Debt consists of the following (in thousands):

	MARCH 31, 2013	DECEMBER 31, 2012
Promissory note bearing interest at 6.25% per annum, which is payable monthly through May 2013, collateralized by all of the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property), net of unamortized debt discount at March 31, 2013 of $1, subordinated (1)	$12	$35
Term Loan (Term Loan) bearing interest at 7.00% per annum which is payable monthly through April 2016. The Term Loan is collateralized by all the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property) pledged as collateral under the Term Loan, subordinated (1)	397	426
Promissory note bearing interest at 7.00% per annum which is payable monthly through November 2014, collateralized by all of the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property), net of unamortized debt discount at March 31, 2013 of $2, subordinated (1)	229	261
Senior secured promissory note (April 2012 Senior Secured Promissory Note) bearing interest at 15.00% per annum which is payable monthly through April 2017, collateralized by substantially all of the Company’s assets. The April 2012 Senior Secured Promissory Note was repaid in January 2013	—	8,374
Junior secured promissory notes (October 2012 Junior Secured Promissory Notes) bearing interest at 12.00% per annum which is payable monthly through October 2015, collateralized by substantially all of the Company’s assets, net of unamortized debt discount at March 31, 2013 of $234 (1)	7,266	7,242

Debt	7,904	16,338
Less current portion	(181)	(8,572)

	$7,723	$7,766

(1)	The lender’s security interest is subordinate to the holders of the April 2012 Senior Secured Promissory Note with the exception of its interest in equipment.

The Company believes the carrying values of its debt approximate their fair values at March 31, 2013 and December 31, 2012 based on the interest rates as of those dates compared to similar debt instruments.

Promissory Notes, Term Loan and Revolving Line of Credit

In May 2008, the Company borrowed $400,000 pursuant to a promissory note with a bank which bears interest at the rate of 6.25% per annum and is repayable in 60 equal monthly installments of $7,785 commencing June 1, 2008.

In March 2009, October 2010 and October 2011, the Company and the bank agreed to modify the terms of its existing revolving line of credit (Revolver). Under the modified terms of the Revolver, the Company’s borrowings under the Revolver are limited to 75% of qualifying accounts receivable with a maximum borrowing limit of $500,000. In March 2012, the Company entered into a change in terms agreement with the bank under which the existing Revolver was replaced by Term Loan in the amount of $500,000 with a rate of 7.00% per annum, maturing April 1, 2016. The Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and intellectual property) have been pledged as collateral under Term Loan. There was no outstanding balance on the Revolver as of December 31, 2011 and the Revolver was terminated in March 2012.

In March 2009, the Company borrowed $650,000 pursuant to a promissory note with the bank which bears interest at the rate of 7.00% per annum and is repayable in six monthly interest only payments starting May 1, 2009, followed by 60 equal monthly installments of $13,000 commencing November 1, 2009, with the final payment due on November 1, 2014.

All of the Company’s inventories, chattel paper, accounts receivable, equipment and general intangibles (excluding certain financed equipment and any intellectual property) have been pledged as collateral for the promissory notes.

On April 13, 2012, the Company borrowed $10,000,000 pursuant to a senior secured promissory note (April 2012 Senior Secured Promissory Note), which bears interest at 15.00% per annum and required the Company to pay the lender non-refundable loan fees of $625,000. The April 2012 Senior Secured Promissory Note is payable in 59 monthly installments of $238,000 beginning in May 2012 with all unpaid principal and interest due in April 2017. The April 2012 Senior Secured Promissory Note is secured by a first priority security interest in substantially all of the Company’s present and future assets. The Company also issued a warrant (Series C Warrant) to the lender to purchase 191,000 shares of the Company’s Series C convertible preferred stock with an exercise price of $7.846 per share. The Series C Warrant will expire, unless exercised, on the earlier to occur of April 2022 or one year after the Company successfully completes its IPO. The Company estimated the fair value of the Series C Warrant using a PWERM valuation based on unobservable inputs, and, therefore, the Series C Warrant is considered to be a Level 3 liability.

The loan fees and the fair value of the Series C Warrant at the date of issuance of $625,000 and $306,000, respectively, were being recorded as a debt discount to the April 2012 Senior Secured Promissory Note and are being amortized to interest expense over the term of the arrangement using the effective interest rate method.

Under the terms of the April 2012 Senior Secured Promissory Note, the Company may elect to prepay the entire outstanding principal balance upon thirty days written notice to the lender. In the event the Company decides to prepay the entire loan balance, the Company will incur a termination fee that is calculated based on the April 2012 Senior Secured Promissory Note’s outstanding principal balance as of the effective date of termination notice. The termination fee is 0% to 3% of the April 2012 Senior Secured Promissory Note’s outstanding balance as of the effective date of termination notice, depending on the timing of the termination.

Under the terms of the December 2012 Convertible Note issued in December 2012 (Note 9), the Company is required to use the proceeds from this convertible note to repay all outstanding balance of the April 2012 Senior Secured Promissory Note within 35 days of closing. The Company repaid the outstanding balance of the April 2012 Senior Secured Promissory Note in January 2013 and has classified the outstanding balance of the April 2012 Senior Secured Promissory Note as of December 31, 2012 as a current liability. The total amount of the payout was $9,451,000 which consisted of $9,139,000 in principal, $34,000 in accrued interest, and an early termination fee of $278,000. The termination fee was recorded as incremental interest expense in the accompanying consolidated statements of operations for the three months ended March 31, 2013.

Activity related to the April 2012 Senior Secured Promissory Note from its issuance on December 31, 2012 through March 31, 2013 consisted of the following (in thousands):

	DECEMBER 31, 2012	AMORTIZATION OF DEBT DISCOUNT	PRINCIPAL PAYMENTS	MARCH 31, 2013
Principal	$9,139	$—	$(9,139)	$—
Discount related to Series C Warrant (1)	(251)	251	—	—
Discount related to financing costs (1)	(514)	514	—	—

	$8,374	$765	$(9,139)	$—

(1)	The amortization of this account is included in interest expense in the consolidated statements of operations and noncash interest expense in the consolidated statements of cash flows.

On October 2, 2012, the Company borrowed $7,500,000 pursuant to senior notes (October 2012 Junior Secured Promissory Notes) with a group of lenders. The October 2012 Junior Secured Promissory Notes have an initial term of three years and can be extended for an additional two years in one year increments. During the initial three-year term, the October 2012 Junior Secured Promissory Notes bear interest at 12% per annum. If the term of the October 2012 Junior Secured Promissory Notes is extended an additional year, the interest rate increases to 13% during the fourth year. If the term of the October 2012 Junior Secured Promissory Notes is extended for an additional two years, the interest rate is 14% during the fifth year. Interest on the October 2012 Junior Secured Promissory Notes is payable monthly through the initial maturity date of the loan which is October 2, 2015 or through any extension period. The principal and all unpaid interest are due on the maturity date, as may be extended.

As part of the terms of the October 2012 Junior Secured Promissory Notes, the Company is required to pay a fee of 5% of the funded principal amount to the agent that facilitated the borrowing (Agent Fee). This Agent Fee is payable within 30 days after all interest and principal have been paid. For each year the Company extends the maturity date of the October 2012 Junior Secured Promissory Notes beyond the initial term, the agent will receive an additional 1% fee based on the funded principal amount. The present value of the unpaid Agent Fee, based on 5% of the funded principal amount, or $261,000 as of the closing date of the October 2012 Junior Secured Promissory Notes was recorded as both deferred financing costs as a component of current and non-current other assets and non-current other liabilities. The amortization of the deferred financing costs and the accretion of the Agent Fee are recorded to interest expense over the term of the arrangement using the straight-line method. As of March 31, 2013 and December 31, 2012, $280,000 and $270,000, respectively, of the Agent Fee was recorded under non-current other liabilities. In addition, the Company incurred an additional $66,000 in financing-related costs, primarily legal fees. These costs were recorded as deferred financing costs as a component of current and non-current other assets and are being amortized to interest expense over the term of the arrangement using the straight-line method.

The October 2012 Junior Secured Promissory Notes are secured by the Company’s ownership interest in MMM LLC, a security interest in the assets of the Manufacturing Plant, and all of the Company’s other assets, subject to certain permitted liens. This security interest is subordinate to the security interest held by the holders of the April 2012 Senior Secured Promissory Note as described above, which also have a security interest in MMM LLC.

The Company also issued warrants (Common Stock Warrants) to the group of lenders to purchase a number of shares of common stock equal to 15% of the funded principal amount of the October 2012 Junior Secured Promissory Notes divided by 70% of the value of common stock in a sale of the Company or an IPO, with such Common Stock Warrants to have an exercise price of 70% of the value of common stock in a sale of the Company or an IPO. The Common Stock Warrants will be automatically exercised immediately prior to expiration on the earlier to occur of an IPO or a sale of the Company or the maturity of the October 2012 Junior Secured Promissory Notes. The October 2012 Junior Secured Promissory Notes can be prepaid six months after the initial funding date or earlier if an IPO or a sale of the Company occurs. As the predominant settlement feature of the Common Stock Warrants is to settle a fixed monetary amount in a variable number of shares, the Common Stock Warrants are accounted for under ASC 480, Distinguishing Liabilities from Equity (ASC 480). Accordingly, the Common Stock Warrants were recorded at estimated fair value on their issuance date and are adjusted to its estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations. The fair value of the Common Stock Warrants at the date of issuance of $282,000 is recorded as a discount to the October 2012 Junior Secured Promissory Notes and is being amortized to interest expense over the term of the arrangement using the straight-line method. The Company estimated the fair value of the Common Stock Warrants using a PWERM valuation based on unobservable inputs, and, therefore, the Common Stock Warrants are considered to be Level 3 liabilities.

The October 2012 Junior Secured Promissory Notes contain certain covenant requirements which include a requirement to maintain a minimum cash balance of the lesser of the April 2012 Senior Secured Promissory Note indebtedness described above or $5,000,000. As discussed above, the April 2012 Senior Secured Promissory Note was fully paid off in January 2013. The Company is also precluded from adding additional debt unless such debt is subordinated to the October 2012 Junior Secured Promissory Notes and not more than $2,000,000. In the event of default on the October 2012 Junior Secured Promissory Notes, the lenders may declare the entire unpaid principal and interest immediately due and payable.

Activity related to the October 2012 Junior Secured Promissory Notes from December 31, 2012 through March 31, 2013 consisted of the following (in thousands):

	DECEMBER 31, 2012	AMORTIZATION OF DEBT DISCOUNT	PRINCIPAL PAYMENTS	MARCH 31, 2013
Principal	$7,500	$—	$—	$7,500
Discount related to issuance of common stock warrants (1)	(258)	24	—	(234)

	$7,242	$24	$—	$7,266

(1)	The amortization of this account is included in interest expense on the consolidated statements of operations and as noncash interest expense in the consolidated statement of cash flows.

The Company is also required to comply with certain affirmative and negative covenants under the debt agreements discussed above. In the event of default on the debt, the lender(s) may declare the entire unpaid principal and interest immediately due and payable. As of March 31, 2013, the Company was in compliance with all of the affirmative and negative covenants, and there were no events of default, as defined in the agreements, related to the debt.

9. Convertible Notes Payable

Convertible notes payable consists of the following (in thousands):

	MATURITY DATE	MARCH 31, 2013	DECEMBER 31, 2012
Convertible notes (March 2012 Convertible Notes) bearing interest at 10.00% per annum issued in March and April 2012, including accrued interest at March 31, 2013 of $873	September 2013	$23,145	$20,204
Convertible note (October 2012 Convertible Note) bearing interest at 10.00% per annum issued in October 2012, including accrued interest at March 31, 2013 of $50	September 2013	2,658	2,314

Convertible notes payable, current portion		25,803	22,518
Convertible note (October 2012 Subordinated Convertible Note) bearing interest at 12.00% per annum issued in October 2012, including accrued interest at March 31, 2013 of $139	October 2015	2,860	2,797
Convertible note (December 2012 Convertible Note) bearing interest at 10.00% per annum issued in December 2012, including accrued interest at March 31, 2013 of $403	October 2015	17,374	16,545

Total convertible notes payable		$46,037	$41,860

Convertible Notes

During March 2012 through April 2012, the Company issued and sold in a series of closings $8,076,000 of convertible notes (March 2012 Convertible Notes) to existing preferred stock holders. During October 2012, the Company issued an additional $1,000,000 convertible note (October 2012 Convertible Note) to another existing preferred stock holder. Collectively, the March 2012 Convertible Notes and the October 2012 Convertible Note are referred to as the “March and October 2012 Convertible Notes,” and they accrue interest at 10% per annum. The principal and accrued interest then outstanding under the March and October 2012 Convertible Notes (Outstanding Balance) matures on September 30, 2013 (Maturity Date) or earlier, at which time all such Outstanding Balance will automatically convert into a new series of preferred stock to be authorized immediately prior to the Maturity Date.

The Outstanding Balance may become due and payable prior to the Maturity Date upon an event of default. The Maturity Date may be extended by six months with the written approval of the holders of at least 80% of the Outstanding Balance, and the Company may not incur any debt senior in preference to the March and October 2012 Convertible Notes without the written consent of holders of 70% of the Outstanding Balance.

If the Company closes an IPO in which the Company receives gross cash proceeds, before underwriting discounts, commissions and fees, of at least $30,000,000 (a Qualified IPO) or a sale of substantially all of the Company’s assets or a series of transactions that result in the transfer of more than 50% of the Company’s outstanding voting power (an Acquisition), the Outstanding Balance of the March 2012 Convertible Notes will be automatically converted into shares of the Company’s common stock at a rate of 70% of the per share price of the Company’s common stock sold in the Qualified IPO or the Acquisition. In the event of an Qualified IPO or Acquisition, the Outstanding Balance of the October 2012 Convertible Note will be automatically converted into shares of the Company’s common stock at a rate of 80% of the per share price of the Company’s common stock sold in the Qualified IPO or the Acquisition.

Alternatively, the Outstanding Balance will be automatically converted into other new securities, as follows, if prior to closing the Qualified IPO or the Acquisition, the Company closes an equity financing for an aggregate consideration of at least $5,000,000 (a Qualified Equity Financing). If prior to closing the Qualified IPO or the Acquisition, the Company closes a Qualified Equity Financing, the Outstanding Balance of the March 2012 Convertible Notes will convert into the equity securities issued in the equity financing at 80% of the purchase price of such securities. In the event of a Qualified Equity Financing, the Outstanding Balance of the October 2012 Convertible Note will convert into the equity securities issued in the equity financing at 85% of the purchase price of such securities.

The Company has assessed the probability of the potential conversion scenarios under the terms of the March and October 2012 Convertible Notes and has determined that the predominant settlement feature of the March and October 2012 Convertible Notes will be the conversion of the March and October 2012 Convertible Notes into shares of the Company’s common stock issuable at a 30% or 20% discount to the per share price payable in connection with the completion of the Qualified IPO or the Acquisition during the term of the arrangement. As the predominant settlement feature of the March and October 2012 Convertible Notes is to settle a fixed monetary amount in a variable number of shares, the March and October 2012 Convertible Notes fall within the scope of ASC 480. Accordingly, the March and October 2012 Convertible Notes were recorded at estimated fair value on their respective issuance dates and are adjusted to their estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations.

The Company estimated the fair value of the March and October 2012 Convertible Notes as of the issuance dates to be $9,343,000 and $1,772,000, respectively. As the Company received total cash proceeds of $9,076,000 through the issuance of the March and October 2012 Convertible Notes, the Company determined that $2,039,000 of the excess of the estimated fair value of the March and October 2012 Convertible Notes on the issuance dates over cash proceeds to the Company represents a deemed dividend to preferred stockholders, and this amount was reflected in the net loss attributable to common stockholders for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

As of December 31, 2012 and March 31, 2013, the estimated fair value of the March and October 2012 Convertible Notes was $22,518,000 and $25,083,000, respectively. Due to changes in the probability and timing of the completion of a Qualified IPO or an Acquisition between the dates of issuance and December 31, 2012 and between December 31, 2012 and March 31, 2013, the estimated fair value of the March and October 2012 Convertible Notes increased by $10,721,000 and $3,285,000 during these periods respectively, which was recognized as additional expense in the change in estimated fair value of financial instruments for the year ended December 31, 2012 and the three months ended March 30, 2013 in the Company’s consolidated statements of operations.

As discussed above, the Company is not required to pay interest on the March and October 2012 Convertible Notes, but interest accrues as part of the principal balance under the March and October 2012 Convertible Notes and is convertible, along with the initial principal, into a new series of preferred stock at the Maturity Date or common stock if earlier converted in connection with a Qualified IPO.

October 2012 Subordinated Convertible Note

On October 16, 2012, the Company borrowed $2,500,000 pursuant to a convertible note (October 2012 Subordinated Convertible Note) from a lender. The October 2012 Subordinated Convertible Note has an initial term of three years and can be extended for an additional two years in one-year increments. During the initial three-year term, the October 2012 Subordinated Convertible Note bears interest at 12% per annum. If the term of the October 2012 Subordinated Convertible Note is extended an additional year, the interest rate increases to 13% during the fourth year. If the term of the October 2012 Subordinated Convertible Note is extended for an additional two years, the interest rate is 14% during the fifth year. The accrued interest and principal on the October 2012 Subordinated Convertible Note is payable at maturity.

As part of the terms of the October 2012 Subordinated Convertible Note, the Company is required to pay the Agent Fee of 5% of the funded principal amount to the agent that facilitated the borrowing and who also facilitated the October 2012 Junior Secured Promissory Notes discussed in Note 6 above. This Agent Fee is payable within 30 days after all interest and principal have been paid. For each year the Company extends the maturity date of the October 2012 Subordinated Convertible Note beyond the initial term, the agent will receive an additional 1% fee based on the funded principal amount. The present value of the unpaid Agent Fee, based on 5% of the funded principal amount, or $87,000 as of the closing date of the October 2012 Subordinated Convertible Note was recorded as both deferred financing costs as a component of current and non-current other assets and non-current other liabilities. The amortization of the deferred financing costs and the accretion of the Agent Fee are recorded to interest expense over the term of the arrangement using the straight-line method. As of March 31, 2013 and December 31, 2012, $92,000 and $89,000, respectively, of the Agent Fee was recorded in non-current other liabilities. In addition, the Company incurred an additional $22,000 in financing-related costs, primarily legal fees. These costs were recorded as deferred financing costs as a component of current and non-current other assets and are being amortized to interest expense over the term of the arrangement using the straight-line method.

The October 2012 Subordinated Convertible Note can be prepaid six months after the initial funding date or earlier if an IPO or a sale of the Company occurs.

The October 2012 Subordinated Convertible Note is secured by certain assets of the Company, subject to certain permitted liens. This security interest is subordinate to the security interest held by the holders of the April 2012 Senior Secured Promissory Note and the October 2012 Junior Secured Promissory Note, both described in Note 8.

If the Company closes an IPO or an Acquisition, the October 2012 Subordinated Convertible Note and any accrued interest will be automatically converted into shares of the Company’s common stock at a rate of 85% of the purchase price of common stock sold, provided the closing occurs on or prior to eighteen months from the issuance date of the October 2012 Subordinated Convertible Note. The conversion rate is adjusted to 80% of the purchase price of such securities, if the closing occurs on or after eighteen months from the issuance date of the October 2012 Subordinated Convertible Note through the date of maturity.

The Company has assessed the probability of potential conversion under its terms of the October 2012 Subordinated Convertible Note and has determined that the predominate settlement feature of the October 2012 Subordinated Convertible Note will be the conversion of the October 2012 Subordinated Convertible Note into shares of the Company’s common stock issuable at a 15% or 20% discount to the per share price payable upon the completion of an IPO, an Acquisition, or Qualified Equity Financing. As the predominant settlement feature of the October 2012 Subordinated Convertible Note is to settle a fixed monetary amount in a variable number of shares, the October 2012 Subordinated Convertible Note falls within the scope of ASC 480. Accordingly, the October 2012 Subordinated Convertible Note was recorded at estimated fair value on its issuance date and is adjusted to its estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations.

The Company estimated the fair value of the October 2012 Subordinated Convertible Note as of the issuance date to be $2,662,000. As the Company received cash proceeds of $2,500,000 through the issuance of the October 2012 Subordinated Convertible Note, $162,000 of the excess of the estimated fair value of the October 2012 Subordinated Convertible Note on the issuance date over cash proceeds was recorded as additional interest expense for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

As of December 31, 2012 and March 31, 2013, the estimated fair value of the October 2012 Subordinated Convertible Note was $2,797,000 and $2,860,000, respectively. Due to changes in the probability and timing of the completion of a Qualified IPO or an Acquisition between the date of issuance and December 31, 2012 and between December 31, 2012 and March 31, 2013, the estimated fair value of the October 2012 Subordinated Convertible Note increased by $70,000 and $63,000 during these periods, respectively, which was recognized as additional expense in the change in estimated fair value of financial instruments for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

In April 2013, the Company entered an amendment to convert $1,250,000 of the outstanding principal balance of the October 2012 Subordinated Convertible Note and the related accrued interest as of the conversion date to Amended October 2012 Junior Secured Promissory Notes, as defined and further discussed in Note 12.

December 2012 Convertible Note

On December 6, 2012, the Company borrowed $12,500,000 pursuant to a convertible note (December 2012 Convertible Note) from an existing preferred stock holder that also is an affiliate of one of the Company’s distributors. The December 2012 Convertible Note has an initial maturity date of October 16, 2015 and can be extended for an additional two years in one year increments. During the initial approximately three-year (two-year and ten-month) term, the December 2012 Convertible Note bears interest at 10% per annum. If the term of the December 2012 Convertible Note is extended an additional year, the interest rate increases to 12% during the fourth year. If the term of the December 2012 Convertible Note is extended for an additional two years, the interest rate is 14% during the fifth year. The maturity date of the December 2012 Convertible Note shall be contemporaneously extended with the October 2012 Subordinated Convertible Note described above. The accrued interest and principal on the December 2012 Convertible Note is payable at maturity.

The December 2012 Convertible Note may not be pre-paid unless such prepayment is mandated by a sale event. A sale event as defined in the agreement is the transfer of substantially all of the Company’s assets, a transaction or series of transactions that result in the transfer of more than 50% voting power of the Company, or transactions that result in gross proceeds of at least $120,000,000 (Sale Event). In the case of a Sale Event, the holder may elect to either convert all outstanding principal and accrued interest into shares of common stock in accordance with the conversion terms of this agreement or receive cash equal to the principal and accrued interest then outstanding multiplied by 133.33% if the Sale Event occurs prior to or as of June 30, 2013 or multiplied by 142.86% if the Sale Event occurs after June 30, 2013.

A Qualified Financing means an equity financing for which the gross proceeds are at least $20,000,000 and at least 50% of the amount invested comes from sources other than holders of the Company’s equity, strategic investors, or affiliates (Qualified Financing). In the event of a Qualified Financing, all outstanding principal and unpaid interest on the December 2012 Convertible Note will be automatically converted into new securities issued and sold in such qualified financing at a rate of 75% of the purchase price of such new securities provided the closing occurs on or prior to June 30, 2013. The conversion rate is adjusted to 70% of the purchase price of such new securities, if the closing occurs after June 30, 2013.

In the event of a non-qualified financing (Non-Qualified Financing) or the Sale Event, the holder of the December 2012 Convertible Note shall have the right, but not the obligation, to convert all or a part of the outstanding principal and unpaid interest on the December 2012 Convertible Note into the same type of securities issued in the Non-Qualified Financing. A Non-Qualified Financing represents either a convertible note financing or an equity transaction that does not qualify as a Qualified Financing.

If the Non-Qualified Financing relates to an equity financing or Sale Event, the number of shares of common stock or common stock equivalents to be received by the holder of the December 2012 Convertible Note will be calculated by dividing the principal and unpaid accrued interest elected to be converted by the holder by a price per share equal to the price per share paid in the Non-Qualified Financing multiplied by a conversion discount.

If the Non-Qualified Financing relates to a debt financing, the December 2012 Convertible Note holder will receive new convertible notes convertible into the shares of common stock or common stock equivalents at a per share price equal to the conversion price per share applicable to the other convertible debt issued in the Non-Qualified Financing multiplied by a conversion discount. In each case, if the Non-Qualified Financing occurs on or before June 30, 2013, the conversion rate will be equal to 75%, and thereafter the conversion rate will be equal to 70%.

The Company has assessed the probability of the potential conversion scenarios under the terms of the December 2012 Convertible Note and has determined that the predominant settlement feature of the December 2012 Convertible Note will be the conversion of the December 2012 Convertible Note into shares of the Company’s common stock issuable at a 25% or 30% discount to the per share price payable in connection with the completion of a Qualified Financing or a Sale Event during the term of the arrangement. As the predominant settlement feature of the December 2012 Convertible Note is to settle a fixed monetary amount in a variable number of shares, the December 2012 Convertible Note falls within the scope of ASC 480. Accordingly, the Company determined that the December 2012 Convertible Note should be recorded at estimated fair value on its issuance date and adjusted to its estimated fair value as of each reporting date with the change in estimated fair value recorded as a component of change in estimated fair value of financial instruments in the Company’s consolidated statements of operations.

Following the issuance of the December 2012 Convertible Note, the Company estimated the fair value of the December 2012 Convertible Note as of the issuance date using a PWERM valuation consisting of six scenarios. This valuation included three initial public offering scenarios, two merger scenarios and a sale of the Company’s intellectual property along with the applicable conversion ratios based on the estimated timing of each scenario. Based on this valuation, the Company estimated the fair value of the December 2012 Convertible Note to be

$16,355,000 as of the issuance date. As the holder of the December 2012 Convertible Note was an affiliate of one of the Company’s distributors at the date of issuance, the $3,855,000 excess of the estimated fair value of the December 2012 Convertible Note on the date of issuance over gross cash proceeds has been recorded as a reduction of revenue to the extent of revenue recognized from the distributor, $245,000 ($110,000 from license revenue and $135,000 from product revenues), and the remaining excess of $3,610,000 has been recorded separately to an operating expense in accordance with ASC 605-50, Customer Payments and Incentives, in the Company’s consolidated statements of operations for the year ended December 31, 2012.

As of December 31, 2012 and March 31, 2013, the estimated fair value of the December 2012 Convertible Note was $16,545,000 and $17,374,000, respectively. Due to changes in the probability and timing of the completion of a Qualified IPO or an Acquisition between the dates of issuance and December 31, 2012 and between December 31, 2012 and March 31, 2013, the estimated fair value of the December 2012 Convertible Note increased by $100,000 and $829,000 during these periods, respectively, which was recognized as additional expense in the change in estimated fair value of financial instruments for the year ended December 31, 2012 in the Company’s consolidated statements of operations.

The December 2012 Convertible Note purchase agreement also required the Company to use the proceeds from this note to repay all outstanding obligations under the April 2012 Senior Secured Promissory Note within 35 days of closing as discussed in Note 8.

In addition to the repayment requirement under the terms of the December 2012 Convertible Note discussed above, the Company is also required to comply with certain other affirmative and negative covenants under the convertible debt agreements discussed above. In the event of default on the convertible debt, the lender may declare the entire unpaid principal and interest immediately due and payable. As of March 31, 2013, the Company was in compliance with all of such affirmative and negative covenants, and there were no events of default as defined in the December 2012 Convertible Note agreement.

10. Stock Option Plans

As of March 31, 2013, there were 2,040,000 options outstanding and 376,000 options available for grant under the outstanding option plans.

The Company recognized $249,000 and $292,000 in compensation for the three months ended March 31, 2013 and 2012, respectively. During the three months ended March 31, 2013, the Company granted 49,000 options at a weighted-average exercise price of $12.55 per share.

11. Commitments and Contingencies

Contingencies

The Company is subject to legal proceedings and claims that arise in the normal course of business. As of March 31, 2013, there were no current proceedings or litigation involving the Company that management believes would have a material adverse impact on its business, financial position, results of operations or cash flows.

12. Subsequent Events

On April 10, 2013 (Conversion Date), the Company entered an amendment to increase by up to $5,000,000 the amount available under the terms of the loan agreement with respect to the October 2012 Junior Secured Promissory Notes described in Note 7 above. Under this amendment, an additional $4,950,000 was issued in partial consideration for $3,700,000 in cash received and in partial conversion for cancellation of $1,250,000 of the total principal balance of the October 2012 Subordinated Convertible Note described in Note 8 (collectively, April 2013 Junior Secured Promissory Notes). The total amount borrowed under the amended loan agreement for the October 2012 Junior Secured Promissory Notes and the April 2013 Junior Secured Promissory Notes increased from $7,500,000 to $12,450,000 as of the Conversion Date. The accrued interest of $74,000 for the partially converted October 2012 Subordinated Convertible Note as of the Conversion Date shall be paid on the applicable maturity date of the October 2012 and April 2013 Junior Secured Promissory Notes.

The amendment to the loan agreement also amended the interest provision applicable to the October 2012 and April 2013 Junior Secured Promissory Notes to allow any holder of the October 2012 and April 2013 Junior Secured

Promissory Notes to request the Company to defer all interest due monthly to the applicable maturity date, and the optional prepayment provision applicable to the October 2012 and April 2013 Junior Secured Promissory Notes to allow the Company to repay the outstanding amount of the October 2012 and April 2013 Junior Secured Promissory Notes, either (i) with the written consent of the lender or the agent on such lenders’ behalf, or (ii) without such consent provided that the Company pays the interest that would have been due from the prepayment date to the initial maturity date.

In conjunction with the issuance of the April 2013 Junior Secured Promissory Notes, the Company issued additional warrants (Additional Common Stock Warrants) to purchase a number of shares of common stock equal to 20% of the funded principal amount of the April 2013 Junior Secured Promissory Notes divided by 70% of the value of common stock in a sale of the Company or an IPO, with such Additional Common Stock Warrants to have an exercise price of 70% of the value of common stock in a sale of the Company or an IPO.

The Company is currently evaluating the impact of the April 2013 Junior Secured Promissory Notes on the Company’s consolidated financial position and results of operations.

On May 22, 2013, the Company completed the sale of convertible notes under a convertible note purchase agreement in the amount of $3,529,000 in a private placement to 22 investors (First May 2013 Convertible Notes). The First May 2013 Convertible Notes accrue interest at a rate of 10% per annum and mature on May 22, 2016, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension to May 22, 2017, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to May 22, 2018. In addition, if there is an event of default, which may occur as a result of, among other things, an uncured default under the terms of another debt instrument in an aggregate principal amount in excess of $100,000, the then-applicable interest rate shall be increased by 4%. The First May 2013 Convertible Notes may be pre-paid at any time without penalty.

In addition, on May 28, 2013, the Company completed the sale of a convertible note under a separate convertible note purchase agreement in the amount of $3,000,000 in a private placement (Second May 2013 Convertible Note). The Second May 2013 Convertible Note accrues interest at a rate of 10% per annum and matures on May 30, 2016, unless extended in one year increments for a period of no more than two years. In the event the maturity date is extended, the interest rate increases from 10% to 12% in the first year of the extension to May 30, 2017, and if extended for an additional year thereafter, the interest rate increases to 14% in the second year of the extension to May 30, 2018. In addition, if there is an event of default, which may occur as a result of, among other things, an uncured default under the terms of another debt instrument in an aggregate principal amount in excess of $100,000, the then-applicable interest rate shall be increased by 4%. The Second May 2013 Convertible Note may not be pre-paid in whole or in part prior to the maturity date unless in accordance with the Sale Event, as defined in Note 9 above.

No payments are due under the First and Second May 2013 Convertible Notes until maturity. In an event of the Qualified Financing, as defined in Note 9 above, all outstanding principal and accrued interest due under the First and Second May 2013 Convertible Notes will be automatically converted into the number of shares of the Company’s common stock determined by dividing such unpaid amounts by 70% of the per share price of the Company’s common stock sold in such qualified financing.

Alternatively, in the earlier event of a Non-Qualified Financing of equity or debt securities the First and Second May 2013 Convertible Notes may be converted, at the option of the holder, into the same type of securities issued in such financing, and in the earlier the Sale Event, the First and Second May 2013 Convertible Notes may be either, at the option of the holder, repaid the principal and accrued interest then outstanding multiplied by 142.86% or converted at a discount into shares of the Company’s common stock.

If the Qualified Financing, Non-Qualified Financing, or Sale Event has not occurred from the date of issuance of the convertible note through January 14, 2014, the holder of the Second May 2013 Convertible Note may elect to convert all outstanding principal and accrued interest into a number of shares of common stock determined by dividing this amount by the greater of (i) the per share price into which the Outstanding Balance under the March and October 2012 Convertible Notes discussed in Note 9 will be converted at their maturity in the event a Qualified Financing has not occurred as of September 30, 2013, or (ii) the purchase price paid per share for the most recent Non-Qualified Financing that occurs prior to a Sale Event, provided such Non-Qualified Financing is at least $2,000,000 and at least 50% of the proceeds of such Non-Qualified Financing are from persons or entities who were not common shareholders, or common share equivalents or affiliates of the Company.

Under the terms of the convertible note purchase agreements entered into in connection with the issuance of the First and Second May 2013 Convertible Notes, the Company has agreed to certain covenants, including certain restrictions on the incurrence of additional indebtedness, payment of distributions on the Company’s capital stock and entry into certain transactions with affiliates. The First and Second May 2013 Convertible Notes are unsecured.

The Company is currently evaluating the impact of the First and Second May 2013 Convertible Notes on the Company’s consolidated financial position and results of operations.

On June 13, 2013, the Company entered into a factoring and security agreement (Factoring and Security Agreement) with a third-party that would enable the Company to sell the entire interest in certain accounts receivable up to $5,000,000. Under the Factoring and Security Agreement, 15% of the sales proceeds will be held back by the purchaser until collection of such receivables. Such holdbacks are not considered legal securities, nor are they certificated. Upon the sale of the receivable, the Company will not maintain servicing. The purchaser may require the Company to repurchase accounts receivable if (i) the payment is disputed by the account debtor, with the purchaser being under no obligation to determine the bona fides of such dispute, (ii) the account debtor has become insolvent or (iii) upon the effective date of the termination of the Factoring and Security Agreement. The purchaser will retain its security interest in any accounts repurchased by the Company. The Factoring and Security Agreement is secured by all of the Company’s personal property and fixtures, and proceeds thereof, including accounts, inventory, equipment and general intangibles other than intellectual property.

The Company is currently evaluating the impact of the Factoring and Security Agreement on the Company’s consolidated financial position and results of operations.

On June 14, 2013, the Company entered into a credit facility agreement (June 2013 Credit Facility) with a group of lenders that are, or that are affiliated with, existing investors in the Company. Under the June 2013 Credit Facility, the lenders have committed to permit the Company to draw an aggregate of up to $5,000,000, and, subject to the Company’s obtaining additional commitments from lenders, such amount may be increased to up to $7,000,000. The June 2013 Credit Facility expires on June 30, 2014. During the term of the June 2013 Credit Facility, the Company may request from the lenders up to four advances, with each advance equal to one quarter of each lender’s aggregate commitment amount. The Company will issue a promissory note in the principal amount of each such advance that will accrue interest at a rate of 10% per annum. The principal and all unpaid interest under the promissory notes are due on the maturity date, and the Company may not prepay the promissory notes prior to the maturity date without consent of at least a majority in interest of the aggregate principal amount of the promissory notes then outstanding under the credit facility. In connection with the June 2013 Credit Facility, the Company agreed to pay a fee of 2% of the total commitment amount to the lenders.

In conjunction with the June 2013 Credit Facility, the Company issued warrants (June 2013 Warrants) to purchase a number of shares of common stock equal to 10% of the total committed amount of the June 2013 Credit Facility divided by 70% of the value of common stock in a sale of the Company or an IPO, with such June 2013 Common Stock Warrants to have an exercise price of 70% of the value of common stock in a sale of the Company or an IPO. The June 2013 Common Stock Warrants expire upon the earlier of June 14, 2023 or the sale of the Company.

The Company is currently evaluating the impact of the June 2013 Credit Facility and the June 2013 Warrants on the Company’s consolidated financial position and results of operations.

13. Reverse Stock Split

On August 1, 2013, the Company’s board of directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to effect the conversion of its outstanding convertible preferred stock into common stock on a 1-for-1 basis followed immediately by a reverse split of shares of its common stock (including the common stock issued upon conversion of the convertible preferred stock) at a 1-for-3.138458 ratio (the “Reverse Stock Split”). The amendment also increased the number of shares of common stock authorized for issuance to 250,000,000 shares. The par value of the common stock was not adjusted as a result of the Reverse Stock Split.

All issued and outstanding common stock, preferred stock, and warrants for common stock or preferred stock, and the related per share amounts contained in the consolidated financial statements, have been retroactively adjusted to give effect to this Reverse Stock Split for all periods presented.

- ✓ Leading portfolio of biopesticide products.
- ✓ Three commercially available products competitive in both price and efficacy.
- ✓ One more EPA-approved product, two more submitted for EPA registration.
- ✓ Robust pipeline of 25+ novel product candidates.
- ✓ Rapid and efficient discovery and development.
- ✓ Safe for people, safe for bees, safe for the environment.
- ✓ Strategically positioned for long term growth.

Marrone Bio Innovations
Safe for Bees
UNTREATED
Plant Disease Control
REGALIA
Marrone Bio Innovations
Weed Control
UNTREATED
GRANDEVO
Safe for People
Invasive Mussel Control
Insect Control
Marrone Bio Innovations
UNTREATED
UNTREATED
Safe for the Environment

4,750,000 Shares

Marrone Bio Innovations, Inc.

Common Stock

PROSPECTUS

Jefferies

Piper Jaffray

Stifel

Roth Capital Partners

August 1, 2013

Until August 26, 2013 (the expiration date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.